As filed with the Securities and Exchange Commission on                     , 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Rural Cellular Corporation
(Exact Name of Registrant as Specified in Its Charter)

Minnesota (State or Other Jurisdiction of Incorporation or Organization)	4812 (Primary Standard Industrial Classification Code Number)	41-1693295 (IRS Employer Identification No.)
3905 Dakota Street, SW
P.O. Box 2000
Alexandria, MN 56308-2000
(320) 762-2000
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Richard P. Ekstrand
President and Chief Executive Officer
Rural Cellular Corporation
3905 Dakota Street, SW
P.O. Box 2000
Alexandria, MN 56308-2000
(320) 762-2000
(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies of all communications, including all communications sent to the Agent for Service, should be sent to:
Deanne M. Greco
Moss & Barnett, A Professional Association
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129
(612) 347-0287
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount	Offering Price	Aggregate	Amount of
Securities to be Registered	to be Registered	Per Note(1)	Offering Price(1)	Registration Fee

Senior Subordinated Floating Rate Notes Due 2012	$175,000,000	100%	$175,000,000	$18,725

(1)	Estimated solely for purposes of calculating the registration fee. Fee calculated pursuant to Rule 457(f)(2) based on the liquidation value of the $175,000,000 aggregate principal amount of Senior Subordinated Floating Rate Notes to be exchanged for the securities being registered.
    The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED MARCH 27, 2006
Rural Cellular Corporation
$175,000,000 Senior Subordinated Floating Rate Notes due 2012
        Offer to exchange Senior Subordinated Floating Rate Notes due 2012 that have been registered under the Securities Act of 1933 for any and all outstanding Senior Subordinated Floating Rate Notes due 2012.
      Terms of Exchange Offer

•	Expires 5:00 p.m., New York City time, on , 2006, unless extended.

•	All old notes that are validly tendered and not withdrawn will be exchanged.

•	Tenders of old notes may be withdrawn any time prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes we will issue in the exchange offer are substantially identical to the old notes, except that certain transfer restrictions and registration rights relating to the old notes will not apply to the new notes.
      The notes will not be listed on any national securities exchange or The Nasdaq Stock Market, Inc.
      Each broker-dealer that receives new notes for its own account in exchange for old notes represents that the old notes to be exchanged for the new notes were acquired by it as a result of marketmaking activities or other trading activities (and not acquired directly from Rural Cellular Corporation or any of its affiliates) and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the new notes; however, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. Rural Cellular Corporation has agreed that during the period ending on the earlier of (1) one year from the date on which the exchange offer is consummated, subject to extension in limited circumstances, and (2) the date on which all transfer restricted securities covered by the exchange offer registration statement have been sold pursuant thereto, it will use commercially reasonable efforts to keep the exchange offer registration statement effective to the extent necessary to ensure that this prospectus is available for sales of the new notes by participating broker-dealers. See “Plan of Distribution and Selling Restrictions.”
      We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.
      For a discussion of certain factors that you should consider before participating in this exchange offer, see “Risk Factors,” commencing on page 14.
       Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor has any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The date of this prospectus is                     , 2006.

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to holders of the old notes upon written or oral request to Rural Cellular Corporation, 3905 Dakota Street, SW, P.O. Box 2000, Alexandria, Minnesota 56308, Attention: Treasurer, telephone number (320) 762-2000. To obtain timely delivery, noteholders must request the information no later than                     , 2006.
NOTICE TO INVESTORS
      In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.
      This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any note offered hereby by any person in any jurisdiction in which it is unlawful for such person to make an offer or solicitation. The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer, or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer, or sale by you of the new notes, must obtain any consent, approval, or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer, or sale.
      This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus.
      You should not consider any information in this prospectus to be legal, business, or tax advice. You should consult your own attorney, business adviser, and tax adviser for legal, business, and tax advice regarding the exchange offer.
FORWARD-LOOKING STATEMENTS
      This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements regarding us and our expected financial position, business, and financing plans are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” or the negative or other variation of any such term or comparable terminology, or by discussions of strategy or intentions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, our expectations may prove not to be correct. A number of factors could cause our actual results, performance, and achievements or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to:

•	the competitive environment in the wireless and telecommunications industries and in the markets we serve, including the quality and pricing of comparable wireless communications services offered by our competitors;

•	economic conditions in our geographic markets and in general, including those resulting from geopolitical concerns;

•	demographic changes;

•	our business plan and our strategy for implementing our plan;

•	our ability to meet our schedule for buildout and upgrade of our wireless network;

•	our ability to meet changes in technology and adapt our network to those changes;

•	the market acceptance of the technology we use;

•	the availability of adequate quantities of system infrastructure and customer equipment and components to meet our service deployment and marketing plans and customer demand;

•	our ability to achieve and maintain market penetration and average customer revenue levels sufficient to provide financial viability;

•	our ability to reverse customer loss rates (churn) experienced during recent quarters and return to prior retention levels;

•	our ability to maintain increases in roaming minutes of use in the face of decreasing roaming yields;

•	our ability to implement new billing systems and customer service infrastructure and adopt such systems and infrastructure to take account of future changes in order to minimize disruption and maximize retention;

•	our ability to integrate the operations of any businesses we acquire;

ii

•	our ability to attract and retain qualified personnel;

•	our capital expenditures and funding requirements, including our ability to access sufficient capital to meet operating and financing needs;

•	future legislation, regulatory actions, or judicial decisions relating to commercial mobile radio services, local multipoint distribution services, other wireless communications services, or telecommunications services generally;

•	other risks and uncertainties described from time to time in our reports filed with the SEC; and

•	other factors described in this prospectus, including, without limitation, under “Risk Factors.”
      In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates, and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties, and other factors. Accordingly, forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Except as required by applicable law, we disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

iii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all information that may be important to you. You should read the entire prospectus carefully, especially the risks of investing in the notes as disclosed under “Risk Factors.” Some statements in this Prospectus Summary are “forward-looking statements.” Please see “Forward-Looking Statements.”
      References in this prospectus to “Rural Cellular,” “RCC,” “we,” “our,” and “us” refer to Rural Cellular Corporation and its subsidiaries as a combined entity, except where it is made clear that those terms mean only the parent company.
      The term “old notes” refers to our Senior Subordinated Floating Rate Notes due 2012 which were issued in a transaction exempt from registration under the Securities Act of 1933; the term “new notes” refers to our Senior Subordinated Floating Rate Notes due 2012, which have been registered under the Securities Act pursuant to a registration statement of which this prospectus is a part, and the term “notes” refers to the old notes and the new notes collectively, unless the context requires otherwise. The term “secured notes” refers to our senior secured floating rate notes due 2010 and 8 1/4% senior secured notes due 2012. The term “9 7/8% notes” refers to our outstanding 9 7/8% senior notes due 2010 and the term “9 3/4% notes” refers to our outstanding 9 3/4% senior subordinated notes due 2010. The Senior Subordinated Floating Rate Notes and the 9 3/4% notes may be referred to collectively as “senior subordinated notes.” The term “senior exchangeable preferred stock” refers to our 11 3/8% Senior Exchangeable Preferred Stock, and the term “junior exchangeable preferred stock” refers to our 12 1/4% Junior Exchangeable Preferred Stock. The term “Class M preferred stock” refers to our Class M Convertible Preferred Stock. The term “preferred stock” refers collectively to our senior exchangeable preferred stock, junior exchangeable preferred stock, and Class M preferred stock.
      Our principal executive offices are located at 3905 Dakota Street, SW, Alexandria, Minnesota 56308. Our telephone number is 320-762-2000, and our website is located at www.unicel.com. The information on our website is not part of this prospectus.
Rural Cellular Corporation
General
      We are a wireless communications service provider focusing primarily on rural markets in the United States. Our operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of our four territories, we have a strong local sales and customer service presence in the communities we serve.
      Our marketed networks covered a total population of approximately 6.5 million POPs and served approximately 706,000 voice customers, excluding wholesale customers, as of December 31, 2005. We have preferred roaming relationships with Cingular Wireless, LLC, T-Mobile, and Verizon Wireless in our various territories. During the past two years, we have been overlaying next-generation technology — either Global System for Mobile (GSM)/ GPRS/ EDGE or Code Division Multiple Access (CDMA)/2000/ IXRTT (collectively “2.5G”) — throughout our networks to support higher quality voice and data services. We believe our network overlay and expansion efforts, which were substantially complete at the end of 2005, will improve our ability to attract customers in addition to providing our roaming partners greater access to our networks.

      The following chart summarizes our existing wireless systems as of December 31, 2005 (does not include our unbuilt licenses):

		Service
	Percentage	Area	Voice	Square
Territories	Ownership	POPS(1)	Customers(2)	Miles	States

Cellular:
Midwest	100%	741,000	133,000	45,000	MN, ND, SD
Northeast	100%	2,174,000	251,000	46,000	MA, ME, NH, NY, VT
South	100%	2,011,000	97,000	79,000	AL, KS, MS
Northwest	100%	825,000	118,000	77,000	ID, OR, WA

Total		5,751,000	599,000	247,000
PCS:
Wireless Alliance	70%	754,000	11,000	19,000	MN, ND, SD, WI
Wholesale		N/A	96,000	N/A

Total		6,505,000	706,000	266,000

(1)	Reflects 2000 U.S. Census Bureau data updated for December 2002.

(2)	Customer numbers exclude paging and long distance customers.
      We believe our markets have favorable characteristics for the deployment of wireless networks. Also, in a number of our service areas, we are entitled to federal support funds that subsidize our expansion into high-cost territories that otherwise would not have telephone service, including wireless services.
      We believe that our extensive network of local distribution channels and our focus on local customer service provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors and agents in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.
      Our coverage areas have a large number of vacation destinations, substantial highway miles, and long distances between population centers, all of which we believe contribute to frequent roaming on our network by customers of other wireless providers. As a result, we have been able to negotiate long-term roaming agreements with several of the country’s largest wireless carriers that do not have as significant a presence in our markets. Our roaming agreements with other carriers help to provide us with a base of roaming revenue, which generates higher margins than local service revenue.
      Our networks utilize both 850 MHz and 1900 MHz spectrum in our service areas. As of December 31, 2005, approximately 47% of our wireless customers were using either CDMA or GSM handsets with advanced features that can be utilized throughout their respective service areas. With our networks, we are well equipped to offer our customers regional and local wireless coverage, and we manage our networks to provide high quality service, with minimal call blocking and dropped calls and seamless call delivery and hand-off.
      In July 2005, we centralized and streamlined our business organizational structure in order to redeploy resources to better support our new products and services. Accordingly, RCC’s sales, customer service, network operations, and financial areas are now managed on a functional basis through a centralized management structure. We believe this change will allow us to more efficiently apply best practices company-wide, streamline decision-making, and improve our relationship with customers.
Our 2005 operating results reflect the following:

•	Continued construction of our 2.5G networks and, accordingly, improved roaming minutes over the previous year,

•	Continued transition of our customers to 2.5G handsets,

•	Increased service revenue, primarily reflecting higher Local Service Revenue (“LSR”) and Universal Service Fund (“USF”) support,

•	Increased costs required to support and market 2.5G networks, products, and customers, and

•	Increased customer churn and declining customers, reflecting increased customer care needs, which we encountered during the commercial introduction of our GSM networks and transition to a new technology billing system.
      For the year ended December 31, 2005 as compared to the year ended December 31, 2004, service revenue increased 2.8% to $387.8 million and LSR increased to $50 as compared with $46. Contributing to the increase in LSR were increased levels of USF support and increased access, data, and features revenue. USF support payments increased to $40.8 million for the year ended December 31, 2005 as compared to $28.2 million for the prior year.
      During 2005, our total customers decreased by 24,209 to 705,602 at December 31, 2005 as compared to 729,811 at December 31, 2004. We believe the reasons contributing to the decrease include the transitional stage of our networks, migration of customers to 2.5G products and services, and the change in billing systems.
      Roaming revenue for the year ended December 31, 2005 was $122.8 million as compared to $105.5 million in the year ended December 31, 2004. The increase in roaming revenue reflects increased roaming outcollect minutes as compared to the prior year partially offset by outcollect roaming yield declining to $0.15 per minute in the year ended December 31, 2005 as compared to $0.16 per minute in the year ended December 31, 2004.
      At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. During the years ended December 31, 2005 and 2004, 2.5G outcollect minutes accounted for 80% and 35%, respectively, of our total outcollect minutes. As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004.
Our 2005 balance sheet reflects the following:

•	Payment of four quarterly dividends. On October 10, 2005, our board declared payment of four quarterly dividends on our outstanding senior exchangeable preferred stock. These dividends, which were paid on October 26, 2005, represented the quarterly dividends payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million reduced the number of unpaid quarterly dividends on the senior exchangeable preferred stock to five, which remedied the then existing “Voting Rights Triggering Event” and removed any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility. We did not declare or pay the quarterly dividends due in November 2005 or February 2006. Accordingly, there now exists a “Voting Rights Triggering Event.”

•	Revolving Credit Facility. Effective October 18, 2005, we received approval from a majority of the banks who are lenders under our revolving credit facility to exclude the $17.8 million of senior exchangeable preferred dividends paid on October 26, 2005, from the interest coverage covenant calculation. We also borrowed $58.0 million against the revolving credit facility on November 3, 2005 and were in compliance with all of the credit facility financial covenants as of December 31, 2005. Our failure to pay the cash dividends on our senior exchangeable preferred stock may affect our ability to incur additional debt under the revolving credit facility.

•	Conversion of Class T Convertible Preferred Stock into Common Stock. On October 27, 2005, RCC converted all of its outstanding shares of Class T convertible preferred stock into 43,000 shares of Class A and 105,940 shares of Class B common stock. This conversion resulted in a gain of approximately $6.7 million, which partially offset preferred stock dividends in 2005.

•	Offering of Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed the offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. Interest is reset quarterly. With the proceeds of this offering, we redeemed all of our outstanding 9 5/8 % senior subordinated notes. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest to the repurchase date of December 7, 2005, and $2 million premium for early repurchase.

•	Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. In 2005, we exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A common stock in negotiated transactions. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act.

•	Repurchase of Senior Exchangeable Preferred Stock. In 2005, we repurchased 14,932 shares of senior exchangeable preferred stock for $13.4 million.

•	Capital Expenditures. Including the cost of our network overlays, our total capital expenditures for 2005 were approximately $95.0 million compared to $94.4 million in 2004.
Business Strategy
      Our objective is to continue to enhance our position in our markets by offering a full range of high-quality products and services to meet our customers’ needs, while continuing to provide extensive coverage and responsive customer service at competitive prices.
      The key elements of our strategy are to:

•	Maintain mutually beneficial roaming arrangements. We have national roaming agreements in our markets with Cingular (effective through December 2009) and Verizon (effective through December 2007). Under these agreements, we are able to attain preferred roaming status by overlaying our existing TDMA networks in our South, Northeast, and Northwest regions with GSM/ GPRS/ EDGE technology and our Midwest region network with CDMA technology. These technology conversions are substantially completed. We also have various agreements with T-Mobile, which are effective through December 2007.

•	Maximize customer retention by capitalizing on our strong local presence and our high-quality networks. We have developed a strong local presence in the rural communities that we serve through our extensive network of local distribution channels and customer service, which we believe provides us a competitive advantage. We seek to position ourselves as the highest quality provider in our markets, and we are committed to making the capital investment required to maintain and operate a comprehensive network. Finally, we have received and will continue to pursue federal support funds, which we expect will allow us to expand into new markets in which wireless services would not otherwise be provided.

•	Introduce enhanced products and services. We will evaluate deployment of new and enhanced products and services on an ongoing basis to ensure our customers have access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access.
Risk Factors
      See “Risk Factors” for a discussion of factors that should be considered by prospective investors in evaluating an investment in the new notes.

Ratio of Earnings to Fixed Charges
      The following table presents our ratios of earnings to fixed charges for the periods indicated.

Years Ended December 31,

2005	2004	2003	2002	2001

—	—	—	1.19	—
      The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest. Earnings consist of income before income taxes, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest. On this basis, earnings for some periods were not adequate to cover fixed charges, and, accordingly, no ratio is shown. The deficiency of earnings to fixed charges for 2005, 2004, 2003, and 2001 was $66.4 million, $62.5 million, $11.4 million, and $49.2 million, respectively.
The Exchange Offer

Registration Rights Agreement	You have the right to exchange your old notes for new notes with substantially identical terms. This exchange offer is intended to satisfy this right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of $175,000,000 aggregate principal amount of our Senior Subordinated Floating Rate Notes due 2012, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding Senior Subordinated Floating Rate Notes due 2012, which were issued in November 2005 in a private offering. In order to be exchanged, an outstanding note must be validly tendered and accepted. We will exchange all notes validly tendered and not validly withdrawn. As of the date of this prospectus, there is $175,000,000 aggregate principal amount of old notes. We will issue new notes on or promptly after the expiration of the exchange offer.

Resale	We believe that, if you are not a broker-dealer, you may offer new notes for resale, resell, or otherwise transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• are not an “affiliate,” as defined under the Securities Act, of RCC;

• acquired the new notes in the ordinary course of business;

• are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a “distribution,” as defined under the Securities Act, of the new notes; and

• are not acting on behalf of any person who could not truthfully make the foregoing representations.

Our belief that resales and other transfers of new notes would be permitted without registration or prospectus delivery under the conditions described above is based on interpretations of the

SEC given to other, unrelated issuers in transactions similar to the exchange offer. We cannot assure you that the SEC would take the same position with respect to the exchange offer. If any of the above conditions is not satisfied, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer transaction. Failure to so comply may result in liability to you under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Notwithstanding the foregoing, any holder who acquired old notes to be exchanged for new notes in the exchange offer directly from RCC or any of its affiliates must acknowledge and agree that it:

• may not rely on the applicable interpretations of the staff of the SEC and

• must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by the securities laws.

Any broker-dealer that receives new notes for its own account in exchange for old notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of marketmaking activities or other trading activities (and not acquired directly from RCC or any of its affiliates) and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes; however, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that during the period ending on the earlier of (1) one year from the date on which the exchange offer is consummated, subject to extension in limited circumstances, and (2) the date on which all transfer restricted securities covered by the exchange offer registration statement have been sold pursuant thereto, we will use commercially reasonable efforts to keep the exchange offer registration statement effective to the extent necessary to ensure that this prospectus is available for sales of the new notes by participating broker-dealers. See “Plan of Distribution and Selling Restrictions.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	We may terminate or amend the exchange offer if:

• any legal proceeding, government action, or other adverse development materially impairs our ability to complete the exchange offer;

• any SEC rule, regulation, or interpretation materially impairs the exchange offer; or

• we have not obtained any necessary governmental approvals with respect to the exchange offer.

Procedures for Tendering Old Notes	Each registered holder of old notes wishing to accept the exchange offer must:

• complete, sign, and date the accompanying letter of transmittal, or a facsimile thereof; or

• arrange for The Depository Trust Company, or DTC, to transmit certain required information to the exchange agent in connection with a book-entry transfer. See “The Exchange Offer — Procedures for Tendering.”

You must mail or otherwise deliver the documentation listed above and your old notes to Wells Fargo Bank, National Association, as exchange agent, at the address set forth under “The Exchange Offer — Exchange Agent.” By tendering your old notes in this manner, you will be representing, among other things, that you meet the three requirements set forth under “— Resale” above.

Remaining Old Notes	If you are eligible to participate in the exchange offer and you do not tender your old notes or if we do not accept your old notes for exchange as described under “The Exchange Offer — Procedures for Tendering,” you will not have any further registration or exchange rights, and your old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected.

You do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Special Procedures for Beneficial Owners	If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal for the exchange offer and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or you cannot complete the procedure for book-entry transfer on time, or you cannot deliver certificates for your old notes on time, you may tender your old notes according to the procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on , 2006. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer — Withdrawal of Tenders.”

Taxation	The exchange of notes will not be a taxable event for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of new notes in the exchange offer. We will pay all of our expenses incident to the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer. The address and facsimile and telephone numbers of the exchange agent are provided in this prospectus under “The Exchange Offer — Exchange Agent.”

The New Notes
      The form and terms of the new notes are the same as the form and terms of the old notes except that the new notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The new notes will evidence the same debt as the old notes, and the same indenture will govern both the new notes and the old notes.

Issuer	Rural Cellular Corporation

Securities Offered	$175.0 million in aggregate principal amount of senior subordinated floating rate notes due 2012.

Maturity Date	The notes will mature on November 1, 2012.

Interest	The notes bear interest at a floating rate equal to LIBOR plus 5.75% per year reset quarterly. Interest is payable quarterly on February 1, May 1, August 1, and November 1 of each year.

Ranking	The notes are our general, unsecured obligations and will rank:

• junior to all of our existing and future senior indebtedness, including any borrowings under our credit facility;

• effectively junior to any indebtedness and preferred stock of our existing and future direct and indirect subsidiaries;

• equally with our 9 3/4 % notes and any of our future senior subordinated indebtedness; and

• senior to all of our existing and future subordinated indebtedness.

As of December 31, 2005, we had:

• $893.0 million aggregate principal amount of outstanding indebtedness that is contractually senior in right of payment to the notes with a further $1.4 million available for borrowing under our revolving credit facility;

• no outstanding indebtedness or preferred stock of our direct and indirect subsidiaries that would be effectively senior in right of payment to the notes; and

• $300.0 million in aggregate principal amount of outstanding indebtedness that ranks equally in right of payment to the notes.

In addition, if we meet certain leverage ratio tests under our revolving credit facility and the indentures governing our outstanding debt securities, we may elect to exchange our outstanding preferred stock for senior subordinated indebtedness that would rank equally with the notes. See “Description of the Notes — Certain Covenants — Limitation on Consolidated Indebtedness.”

Optional Redemption	We may redeem any of the notes at any time on or after November 1, 2007, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption. In addition, on or before November 1, 2007, we may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption, with the proceeds of certain equity offerings within 30 days of the closing of those equity offerings. We may make that redemption only if, after that redemption, at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding. See “Description of the Notes — Optional Redemption.”

Mandatory Redemption	The notes are not mandatorily redeemable prior to their maturity date.

Change of Control	Upon the occurrence of specified change of control events, we will be required to make an offer to repurchase all of the notes. The purchase price will be 101% of the outstanding principal amount of the notes plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes — Change of Control.” In certain circumstances, our ability to complete a change of control repurchase may be limited by the terms of our revolving credit facility or our other indebtedness.

Certain Covenants	The indenture governing the notes contains certain covenants that limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness or, in the case of our restricted subsidiaries, issue preferred stock;

• sell or make certain dispositions of assets;

• sell the stock of restricted subsidiaries;

• pay dividends and make certain distributions and payments with respect to capital stock;

• make certain investments;

• engage in transactions with affiliates;

• create liens;

• incur indebtedness that ranks senior in right of payment to the notes but junior in right of payment to our senior indebtedness; and

• consolidate or merge or sell substantially all of our or our subsidiaries’ assets.

These covenants are subject to important qualifications and exceptions, which are described under “Description of the Notes — Certain Covenants.”

Summary Consolidated Financial and Operating Data
      Our consolidated financial data for the five years ended December 31, 2005 are derived from our consolidated financial statements.
      The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Service	$387,848	$377,219	$355,038	$319,933	$310,520
Roaming	122,774	105,504	131,896	122,703	116,541
Equipment	34,313	22,094	20,455	20,442	18,627

Total revenue	544,935	504,817	507,389	463,078	445,688
Operating expenses:
Network costs, excluding depreciation	120,322	104,071	96,069	97,200	101,509
Cost of equipment sales	58,266	40,372	37,636	29,184	28,415
Selling, general and administrative	152,238	135,129	131,761	119,185	122,387
Stock based compensation — SG&A	680	41	—	—	—
Depreciation and amortization	100,463	76,355	76,429	82,497	112,577
Impairment of assets	7,020	47,136	42,244	—	—

Total operating expenses	438,989	403,104	384,139	328,066	364,888
Operating income	105,946	101,713	123,250	135,012	80,800
Other income (expense):
Interest expense(1)(2)	(171,831)	(163,977)	(136,262)	(114,478)	(130,432)
Interest and dividend income	2,221	1,727	916	562	1,172
Other	(876)	(76)	891	66	(752)

Other expense, net	(170,486)	(162,326)	(134,455)	(113,850)	(130,012)
Income (loss) before income taxes and cumulative change in accounting principle	(64,540)	(60,613)	(11,205)	21,162	(49,212)
Income tax benefit	(418)	(1,672)	—	—	—

Income (loss) before cumulative change in accounting principle	(64,122)	(58,941)	(11,205)	21,162	(49,212)
Cumulative change in accounting principle(3)	—	—	—	(417,064)	1,621

Net loss	(64,122)	(58,941)	(11,205)	(395,902)	(47,591)
Preferred stock dividend(2)	(7,174)	(12,915)	(38,877)	(60,556)	(54,545)

Net loss applicable to common shares	$(71,296)	$(71,856)	$(50,082)	$(456,458)	$(102,136)

	Years Ended December 31,

	2005	2004	2003	2002	2001

Weighted average common shares outstanding
Basic and diluted	12,695	12,239	12,060	11,920	11,865
Net loss per share applicable to common shares before cumulative change in accounting principle	$(5.62)	$(5.87)	$(4.15)	$(3.30)	$(8.74)
Cumulative change in accounting principle	—	—	—	(34.99)	0.13

Net loss per basic and diluted share applicable to common shares	$(5.62)	$(5.87)	$(4.15)	$(38.29)	$(8.61)

	Years Ended December 31,

	2005	2004	2003	2002	2001

Operating Data:
Retention(4)	97.3%	97.9%	98.1%	98.2%	97.8%
Average monthly revenue per customer(5)	$67	$60	$59	$57	$59
Average monthly local service revenue per customer(6)	$50	$46	$43	$41	$42
Acquisition cost per customer(7)	$497	$444	$422	$377	$290

	As of December 31,

	2005	2004	2003	2002	2001

Customer Data:
Postpaid	597,769	628,614	656,110	639,221	599,514
Prepaid	11,663	20,391	22,302	27,452	33,255
Wholesale	96,170	80,806	67,104	55,700	29,139

Total customers	705,602	729,811	745,516	722,373	661,908
Marketed POPs(8)	6,505,000	6,297,000	5,962,000	5,893,000	5,893,000
Penetration(8)(9)	9.5%	10.3%	11.4%	11.3%	10.7%
Cell sites/base stations	1,061	857	754	732	684

	As of December 31,

	2005	2004	2003	2002	2001

Balance Sheet Data:
Working capital (deficit)	$129,922	$45,308	$86,135	$(55,496)	$(18,273)
Property, plant and equipment	277,408	276,133	226,202	240,536	244,980
Total assets	1,480,682	1,417,450	1,521,058	1,462,978	1,836,779
Senior secured debt	568,000	510,000	525,723	793,853	1,111,510
Redeemable preferred stock	170,976	166,296	153,381	569,500	508,836
Total long-term liabilities	1,847,994	1,733,079	1,764,867	1,211,026	1,286,301
Balance Sheet Ratios:(10)
Ratio of earnings to fixed charges	—	—	—	1.19	—

(1)	Interest expense for 2005, 2004, 2003 and 2002 reflects the reclassification of extraordinary costs related to the early extinguishment of debt to interest expense.

(2)	Effective July 1, 2003, we adopted SFAS No. 150, which required us to classify dividends on our senior and junior exchangeable preferred securities as “Interest expense” on a prospective basis.

(3)	Cumulative effect changes in 2002 and 2001 reflect certain adjustments as required under SFAS No. 142 and SFAS No. 133.

(4)	Determined for each period by dividing total postpaid wireless voice customers discontinuing service during such period by the average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), dividing that result by the number of months in the period, and subtracting such result from one.

(5)	Determined for each period by dividing service revenue (not including regulatory pass-through fees) and roaming revenue for such period by the monthly average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), and dividing that result by the number of months in such period.

(6)	Determined for each period by dividing service revenue (not including regulatory pass-through fees) for such period by the monthly average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), and dividing that result by the number of months in such period.

(7)	Determined for each period by dividing selling and marketing expenses, net cost of equipment sales, and depreciation of rental telephone equipment by the gross postpaid and prepaid wireless voice customers added during such period.

(8)	Reflects 2000 U.S. Census Bureau data updated for December 2002.

(9)	Represents the ratio of wireless voice customers, excluding wholesale customers, at the end of the period to POPs.

(10)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest. Earnings consist of income before income tax, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest. On this basis, earnings for some periods were not adequate to cover fixed charges, and, accordingly, no ratio is shown. The deficiency of earnings to fixed charges for 2005, 2004, 2003, and 2001 was $66.4 million, $62.5 million, $11.4 million, and $49.2 million, respectively.

RISK FACTORS
      Investing in the notes involves a high degree of risk. Prospective purchasers of the notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our financial statements and the related notes, before making an investment in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or that may adversely affect our business. Information contained in this section may be “forward-looking statements.” See “Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.
Risks Related to Our Indebtedness and Preferred Stock

We have a significant amount of debt and preferred stock, which may limit our ability to meet our debt service and dividend obligations, obtain future financing, make capital expenditures in support of our business plan, react to a downturn in our business, or otherwise conduct necessary corporate activities.
      As of December 31, 2005, we had approximately $1.8 billion of total long-term debt (excluding the liquidation preference of our preferred stock), approximately $636.3 million total liquidation preference of preferred stock, and shareholders’ deficit of approximately $652.3 million. In addition, $1.4 million was available for borrowing under our revolving credit facility.
      At our option, up to $514.3 million in liquidation preference (as of December 31, 2005) of our junior and senior exchangeable preferred stock and our Class M preferred stock can be exchanged for senior subordinated indebtedness, subject to compliance with certain leverage ratios under our revolving credit facility and the indentures related to the notes, our senior secured notes, our senior notes, and our 9 3/4 % notes.
      The current levels of our debt and preferred stock entail a number of risks, including the following:

•	we must use a substantial portion of our cash flow from operations to make principal and interest payments on our debt, thereby reducing funds that would otherwise be available to us for working capital, capital expenditures, future business opportunities, and other purposes;

•	we may not be able to obtain additional financing for working capital, capital expenditures, and other purposes on terms favorable to us or at all;

•	the notes, our senior secured floating rate notes, and future borrowings under our revolving credit facility bear interest at variable rates, making us vulnerable to increases in interest rates;

•	we may have more debt than many of our competitors, which may place us at a competitive disadvantage;

•	we may have limited flexibility to react to changes in our business; and

•	we may not be able to refinance our indebtedness or preferred stock on terms that are commercially reasonable or at all.
      Our ability to generate sufficient cash flow from operations to pay the principal or liquidation preference of, and interest or preferred dividends on, our indebtedness and preferred stock is not certain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt and preferred stock service obligations could exceed the amount of our available cash.

Despite our substantial indebtedness and preferred stock, we may still be able to incur significantly more debt and issue more preferred stock, intensifying the risks described above.
      The terms of the indenture governing the notes, our revolving credit facility, and the agreements governing our other indebtedness limit, but do not prohibit, us or our subsidiaries from incurring significant additional indebtedness in the future, some of which may rank senior to or mature prior to the maturity date of the notes. As of December 31, 2005, we had $1.4 million available for additional borrowing under our revolving credit facility, including the subfacility for letters of credit, and the covenants under our debt agreements would allow us to incur a significant amount of additional indebtedness. See “Description of Financing Arrangements.”
      At our option, up to $514.3 million in liquidation preference (as of December 31, 2005) of our junior and senior exchangeable preferred stock and our Class M preferred stock can be exchanged for senior subordinated indebtedness, subject to compliance with certain leverage ratios under our revolving credit facility and the indentures related to the notes, our senior secured notes, senior notes, and senior subordinated notes.
      Our ability to generate sufficient cash flow from operations to pay the principal or liquidation preference of, and interest or preferred dividends on, our indebtedness and preferred stock is not certain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt and preferred stock service obligations could exceed the amount of our available cash.
      For more information regarding the terms of our debt and preferred stock, please see “Description of Financing Arrangements.”

Our failure to pay the cash dividends on our exchangeable preferred stock may result in changes in our board of directors and affect our ability to incur additional debt or refinance our existing indebtedness.
      We are required to pay dividends on our exchangeable preferred stock. Beginning in August 2003, we did not declare or pay cash dividends on our senior exchangeable preferred stock. Because, as of November 15, 2004, we had failed to pay six or more quarterly dividends, a “Voting Rights Triggering Event,” as defined in the certificate of designation for the senior exchangeable preferred stock, existed. Accordingly, the holders of senior exchangeable preferred stock exercised their right to elect two directors. Additionally, while a Voting Rights Triggering Event exists certain terms of our senior exchangeable preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowing under our revolving credit facility and the refinancing of existing indebtedness.
      On October 26, 2005, we paid four quarterly dividends on our senior exchangeable preferred stock. The dividends represented the quarterly dividends that were payable on November 15, 2004, February 15, 2005, May 15, 2005, and August 15, 2005, and totaled $118.69 per share, including accrued interest. The payment of these dividends reduced the number of unpaid quarterly dividends to five, thus eliminating the then existing Voting Rights Triggering Event and any uncertainty regarding our ability to incur indebtedness, including draws under the revolving credit facility and the issuance of these notes. We did not declare or pay the quarterly dividends on the senior exchangeable preferred stock due on November 15, 2005 or February 15, 2006. Accordingly, a Voting Rights Triggering Event again exists. We do not anticipate paying additional dividends in the foreseeable future.
      Since May 2005, we have not declared or paid cash dividends on our junior exchangeable preferred stock. If we do not pay any of the future dividends on our junior exchangeable preferred stock, a “Voting Rights Triggering Event,” as defined in the certificate of designation for the junior exchangeable preferred stock, will occur in August 2006. At that time, the holders of the junior exchangeable preferred stock will be entitled to elect the lesser of two directors or the number of directors equal to 25% of our board of directors. In addition, should a Voting Rights Triggering Event exist under the junior exchangeable preferred stock, our ability to incur indebtedness may be impaired.

A substantial portion of our indebtedness and preferred stock matures or becomes redeemable prior to the notes. We may not be able to repay or refinance that indebtedness or preferred stock.
      The following table sets forth as of December 31, 2005, the amounts and maturity dates or redemption dates of our indebtedness and preferred stock:

Maturity/
	Amount	Redemption Date

9 3/4 % senior subordinated notes	$300.0 million	January 2010
9 7/8 % senior notes	$325.0 million	February 2010
2010 notes	$160.0 million	March 2010
Senior exchangeable preferred stock(1)	$181.2 million	May 2010
Junior exchangeable preferred stock(2)	$284.0 million	February 2011
2012 notes	$350.0 million	March 2012
Class M redeemable voting convertible preferred stock(3)	$173.4 million	April 2012
Senior subordinated floating rate notes	$175.0 million	November 2012

(1)	Includes $32.5 million of accrued but unpaid dividends.

(2)	Includes $28.5 million of accrued but unpaid dividends.

(3)	Includes $63.4 million of accrued but unpaid dividends.
      As of December 31, 2005, our revolving credit facility has $1.4 million available for borrowing.
      If we fail to redeem the senior or junior exchangeable preferred stock on the specified dates, the exclusive remedy of the holders of those series of preferred stock will be that the holders of the affected series of exchangeable preferred stock, voting as a class, will be entitled to elect the lesser of two directors or that number of directors constituting 25% of the members of our board. Since we had already failed to pay at least six quarterly dividends on our senior exchangeable preferred stock as of November 15, 2004, the holders of senior exchangeable preferred stock have exercised their right to elect two directors. The right to elect two directors will remain until all past due dividends are paid.
      We are subject to limitations on our ability to pay cash dividends on and repurchase or otherwise satisfy our obligations under our senior exchangeable preferred stock and junior exchangeable preferred stock. If we do not satisfy these obligations, the holders of these series of preferred stock may have the right to elect additional members to our board of directors. Dividends payable on these series of preferred stock after the scheduled mandatory redemption dates will continue to accrue without further penalty.
      The certificate of designation for our Class M preferred stock does not have any provisions limiting the remedies of the holders of that preferred stock if we fail to redeem that preferred stock on the specified dates.
      In the event that a Voting Rights Triggering Event occurs under our senior exchangeable preferred stock or junior exchangeable preferred stock, we may not be able to incur certain additional indebtedness, including borrowings under our revolving credit facility.

Increases in market interest rates will increase our debt service obligations.
      A portion of our debt, including the notes, some of our senior secured notes and indebtedness under our revolving credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay the notes and our other debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. As of December 31, 2005, $393.0 million of our total outstanding debt bore interest at variable rates, with an additional $1.4 million available for borrowing under our revolving credit facility.

The restrictive covenants associated with our debt and preferred stock may limit our ability to operate our business.
      The instruments governing our debt and the certificates of designation governing our preferred stock impose significant operating and financial restrictions on us. These restrictions limit, among other things, our ability and the ability of certain of our subsidiaries to:

•	incur additional debt;

•	pay cash dividends on capital stock;

•	repay junior debt and preferred stock prior to stated maturities;

•	allow the imposition of dividend restrictions on certain subsidiaries;

•	sell assets;

•	make investments;

•	engage in transactions with shareholders and affiliates;

•	create liens; and

•	engage in some types of mergers or acquisitions.
      Our revolving credit facility requires us to maintain specified financial ratios if we draw against it. Substantially all our assets are subject to liens securing indebtedness under our revolving credit facility and our secured notes. These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business, or otherwise conduct necessary corporate activities.
      Our failure to comply with these restrictions could lead to a default under the terms of the relevant debt or a violation of the terms of the preferred stock even if we are able to meet debt service and dividend obligations.
      If there were an event of default under our revolving credit facility or other debt, the holders of the affected debt could elect to declare all of that debt to be due and payable, which, in turn, could cause all of our other debt to become due and payable. We might not have sufficient funds available, and we might be unable to obtain sufficient funds from alternative sources on terms favorable to us or at all. If the amounts outstanding under our revolving credit facility were accelerated and we could not obtain sufficient funds to satisfy our obligations, our lenders could proceed against our assets and the stock and assets of our subsidiaries that guarantee our revolving credit facility and secured notes.
      In the event that a Voting Rights Triggering Event exists under our senior exchangeable preferred stock or junior exchangeable preferred stock, we may not be able to incur additional indebtedness, including borrowings under our revolving credit facility.

Our future growth and our network upgrades may require significant capital expenditures, and our capital structure could impair our ability to fund our capital expenditure requirements.
      We began 2.5G network overlays during the second half of 2003 and substantially completed them by the end of 2005. Including the cost of our anticipated overlays, our total capital expenditures for 2005 and 2006 are expected to be approximately $165 million, of which we had spent approximately $95.0 million as of December 31, 2005. We believe that we have sufficient funds to finance our planned capital expenditures for network construction, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, and other technological issues or if we acquire additional licenses. Our planned capital expenditures include the deployment of 2.5G technology to provide advanced wireless services to our customers. Widespread use of bandwidth-intensive applications, such as streaming video, high-speed data service, or wireless online gaming, may also require us to upgrade our equipment or to build additional cell sites. In addition, future changes in technology, such as the widespread acceptance of third generation, or “3G,” technology and applications may require us to make further capital expenditures in order to maintain or enhance our roaming relationships or local service revenue.
      Sources of funding for our future capital expenditures may include any or all of the following:

•	public offerings or private placements of equity and debt securities;

•	commercial bank loans; and

•	equipment lease financing.
      Due to our capital structure, additional financing may not be available to us or may not be available on a timely basis, on terms acceptable to us, and within the limitations contained in the documents governing our indebtedness, including the notes, our revolving credit facility, our senior notes, our senior subordinated notes, and our preferred stock. Failure to obtain appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements and our customers’ needs and could have a material adverse effect on our business. A failure to upgrade could also have a negative effect on our roaming revenues, since most of our roaming partners’ customers will likely use 2.5G handsets as our roaming partners upgrade their networks. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We are subject to limitations on our ability to pay cash dividends on and repurchase or otherwise satisfy our obligations under our senior exchangeable preferred stock and junior exchangeable preferred stock. If we do not satisfy these obligations, the holders of these series of preferred stock may have the right to elect additional members to our board of directors.
      Our ability to pay cash dividends on and to redeem for cash our senior exchangeable preferred stock and junior exchangeable preferred stock when required is restricted under various covenants contained in documents governing our outstanding preferred stock and our indebtedness, including the notes. In addition, under Minnesota law, we are permitted to pay dividends on or redeem our capital stock, including the senior exchangeable preferred stock and the junior exchangeable preferred stock, only if our board of directors determines that we will be able to pay our debts in the ordinary course of business after paying the dividends or completing the redemption. In addition, in order to redeem the junior exchangeable preferred stock, our board of directors must determine that we have sufficient assets to satisfy the liquidation preferences of the senior exchangeable preferred stock.
      Initially, we were allowed to pay dividends on our senior and junior exchangeable preferred stock by issuing additional shares of preferred stock. Since August 2003 dividends on our senior exchangeable preferred stock are to be paid in cash. Beginning in May 2005 our junior exchangeable preferred stock dividends are to be paid in cash. Because, as of November 15, 2004, we had failed to pay six or more quarterly dividends on our senior exchangeable preferred stock, a “Voting Rights Triggering Event” as defined in the terms of our senior exchangeable preferred stock existed. Accordingly, the holders of senior exchangeable preferred stock exercised their right to elect two directors. Additionally, while a “Voting Rights Triggering Event” exists, certain terms of our senior exchangeable preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowings under our revolving credit facility or refinancing existing indebtedness.
      Since May 2005, we have not declared or paid cash dividends on our junior exchangeable preferred stock. If we do not pay any of the future dividends on our junior exchangeable preferred stock, a “Voting Rights Triggering Event,” as defined in the certificate of designation for the junior exchangeable preferred stock, will occur in August 2006. At that time, the holders of the junior exchangeable preferred stock will be entitled to elect the lesser of two directors or the number of directors equal to 25% of our board of directors. In addition, should a Voting Rights Triggering Event exist under the junior exchangeable preferred stock, our ability to incur indebtedness may be impaired.

Risks Related to the Notes and the Exchange Offer

We may be subject to laws relating to fraudulent conveyance.
      Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or void the notes in favor of our other existing and future creditors. If a court, in a lawsuit on behalf of any of our unpaid creditors or a representative of those creditors, were to find that, at the time we issued the notes we:

•	intended to hinder, delay, or defraud any existing or future creditor; or

•	received less than fair consideration or reasonably equivalent value for issuing the notes; and

•	were insolvent;

•	were rendered insolvent by reason of that issuance;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured, the court could void our obligations under the notes. Alternatively, the claims of the holders of notes could be subordinated to claims of our other creditors.
      The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they became due.
      Based on financial and other information currently available to us, we believe:

•	the notes will be issued for proper purposes and in good faith;

•	we will be solvent after issuing the notes;

•	we will be able to pay our debts as they mature after issuing the notes; and

•	we will not have unreasonably small capital for the business in which we are engaged.
      A court, however, may apply a different standard in making these determinations or disagree with our conclusions in this regard.

Your right to receive payments on these notes is subordinate in right of payment to our existing senior indebtedness and possibly all of our future borrowings.
      These notes rank subordinate in right of payment to all of our existing senior indebtedness and all of our future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and in cash before any payment may be made with respect to these notes.

      In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 181 of 360 consecutive days in the event of certain non-payment defaults on senior debt.
      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.
      At December 31, 2005, we would had $893.0 million of senior indebtedness outstanding, with a further $1.4 million of senior indebtedness available to be drawn under our revolving credit facility. We will be permitted to incur additional indebtedness, including senior debt, in the future under the terms of the indenture.

Our secured creditors, including the lenders under our revolving credit facility and the holders of our senior secured notes, will be entitled to be paid in full from the proceeds from the sale of our pledged assets before such proceeds will be available for payment on the notes.
      The notes will be our unsecured obligations. In the event that our secured creditors, including the lenders under our credit agreement, exercise their rights with respect to our pledged assets, they would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other creditors, including the holders of the notes. At December 31, 2005, we had $568.0 million of secured indebtedness.

Our subsidiaries will not guarantee the notes, although most of our subsidiaries guarantee our revolving credit facility and our senior secured notes. The assets of our subsidiaries will be subject to the prior claims of all of their creditors, including trade creditors and, in the case of subsidiaries guaranteeing our revolving credit facility and our senior secured notes, the lenders thereunder.
      The notes are obligations solely of Rural Cellular Corporation. Our subsidiaries are a significant source of income and we rely on that income to make payments on indebtedness. However, our subsidiaries are separate and distinct legal entities. Holders of the notes cannot demand repayment of the notes from our subsidiaries. Therefore, although our subsidiaries may have cash, they may not be able to make payments on our debt. Moreover, applicable state laws may impose restrictions that limit payments to us from our subsidiaries, including laws that require subsidiaries to maintain minimum amounts of capital or to make payments to shareholders only from profits.
      The assets of our subsidiaries will be subject to the prior claims of all their creditors, including trade creditors, and, in the case of subsidiaries guaranteeing the revolving credit facility or the senior secured notes, the lenders thereunder. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation, or reorganization of any of our subsidiaries, such subsidiaries will pay the holders of their liabilities, including trade payables and their guarantees of our revolving credit facility and our senior secured notes, before they will be able to distribute any of their assets to us. At December 31, 2005, our subsidiaries had $26.6 million of outstanding liabilities, including trade payables, and $568.0 million of guarantee obligations under guarantees of the revolving credit facility and the senior secured notes, but excluding intercompany indebtedness, and had $1.2 billion of our consolidated assets.

In the event of a change of control, we will be obligated to offer to repurchase the notes. Such a repurchase may be prohibited or limited by the terms of our revolving credit facility or our future indebtedness. In addition, we may not have sufficient funds to fulfill our obligation to repurchase the notes upon the occurrence of a change of control.
      We must offer to purchase the notes within 30 days after the occurrence of a change of control at a purchase price equal to 101% of the aggregate principal amount of such notes plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes — Change of Control.”
      In certain circumstances, our ability to complete a change of control repurchase may be limited by the terms of our revolving credit facility or our other existing or future indebtedness. Prior to commencing such an offer to purchase, we would be required to repay in full all our indebtedness that would prohibit us from prepaying the notes or obtain any requisite consent to permit the prepayment. If we are unable to repay such indebtedness or are unable to obtain the necessary consents, then we will be unable to offer to purchase the notes, and such failure will constitute an event of default under the indenture governing the notes. The terms of our senior notes, our senior subordinated notes, our senior exchangeable preferred stock, our junior exchangeable preferred stock, and our Class M preferred stock also contain provisions requiring the repurchase of such securities in certain circumstances upon a change of control. As a result, we may not have sufficient funds available at the time any change of control offer is required to be made to repurchase the notes and to fulfill our other obligations.
      The events that constitute a change of control or the failure to make the required offer to purchase the notes, the senior notes, the senior subordinated notes, and the preferred stock may also be events of default under the revolving credit facility or other obligations secured by first-priority liens. Such events may permit the lenders under such indebtedness to accelerate the indebtedness. If such indebtedness is not repaid, the lenders of such indebtedness will be able to enforce first-priority liens they have on our assets and those of the guarantors, thereby limiting our ability to raise cash to repurchase the notes and reducing the practical benefit of the offer to purchase provisions to the holders of the notes. Therefore, we may not be able to repurchase all our outstanding instruments that have change of control provisions in the event of a change of control. See “Description of Financing Arrangements.”

There is no public market for the notes, and if a market does develop, the price of the notes could be subject to volatility.
      While the old notes are currently eligible for trading in the PORTAL® Market, there is no existing market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange. The initial purchasers have advised us that they currently intend to make a market in the notes, but they are not obligated to do so and any such marketmaking activities may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. If a market for the notes were to develop, future trading prices would depend upon many factors, including prevailing interest rates, our operating results, and the markets for similar securities. Historically, the market for non-investment grade securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that if a market for the notes were to develop, such a market would not be subject to similar disruptions. In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for securities similar to the notes, by changes in our business, financial condition, or results of operations and by changes in conditions in our industry.

You will be subject to transfer restrictions if you fail to exchange your old notes.
      We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. Old notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to existing restrictions on transfer, and, upon completion of the exchange offer, registration rights with respect to the old notes will terminate. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. In addition, any holder of old notes who tenders in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected due to a reduction in market liquidity.

We are not obligated to notify you of untimely or defective tenders of old notes.
      We will issue new notes in this exchange offer only after a timely receipt of your old notes, a properly completed and duly executed letter of transmittal, and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange.
Risks Related to Our Business

Our future operating results could fluctuate significantly.
      We believe that our future operating results and cash flows may fluctuate due to many factors, some of which are outside our control. These factors include the following:

•	increased costs we may incur in connection with the buildout of our networks and the further development, expansion, and upgrading of our wireless systems;

•	fluctuations in the demand for our services and equipment and wireless services in general;

•	increased competition, including price competition;

•	changes in our roaming revenue and expenses due to renegotiation of our roaming agreements and the development of neighboring or competing networks;

•	changes in the regulatory environment;

•	changes in the availability or level of support provided by the USF;

•	the cost and availability of equipment components;

•	seasonality of roaming revenue;

•	changes in travel trends;

•	acts of terrorism, political tensions, unforeseen health risks, unusual weather patterns, and other catastrophic occurrences that could affect travel and demand for our services; and

•	changes in general economic conditions that may affect, among other things, demand for our services and the creditworthiness of our customers.
      We incurred net losses applicable to common shares of approximately $71.3 million, $71.9 million, and $50.1 million in the years ended December 31, 2005, 2004, and 2003, respectively. We may continue to incur significant net losses as we seek to increase our customer base in existing markets. We may not generate profits in the short term or at all.

Our implementation of 2.5G network technology has resulted in network capacity constraints, heightened customer churn, and increased costs.
      We have recently deployed 2.5G technology in all of our territories and have experienced and may continue to experience technical difficulties and network coverage issues during this transition. In addition, we have experienced network capacity constraints relating to the initial migration of our TDMA customers to 2.5G. We have incurred, and may continue to incur, costs to address these issues, including costs for engineering, additional equipment, and additional spectrum in certain markets. These costs may be significant. As our customers migrate from TDMA to 2.5G service, some have been dissatisfied with our service and switched to a competitor, resulting in increased churn and reduced revenues and profitability. Continuing problems could damage our reputation and affect our ability to attract new customers. In addition, network quality issues could affect our roaming arrangements. To the extent we are required to spend significant amounts on correcting problems with our network, we will have fewer resources available for marketing and customer acquisition activities, which would affect our customer growth.

We may not be successful in reversing the six quarter trend of declining postpaid customers, which would force us to change our business plan and financial outlook and would likely negatively affect the price of our stock.
      Our current business plans assume that we will increase our customer base over time, providing us with increased economies of scale. If we are unable to attract and retain a growing customer base, we would be forced to change our current business plans and financial outlook, and there would likely be a material negative effect on the price of our common stock.

As we dedicate more resources to 2.5G voice technology, our TDMA offerings could become less attractive, resulting in a loss of customers and reduced profitability.
      We expect to continue operating our TDMA network for the foreseeable future while current customers migrate to 2.5G technology. However, we will not upgrade our TDMA network with the same features as are available on our 2.5G networks, and we expect that manufacturers will not produce innovative TDMA handsets with upgraded features. In addition, as we introduce and market 2.5G services, we may price related products and services at more attractive levels than TDMA products and services to encourage our customers to migrate to 2.5G service, and as we dedicate more spectrum to 2.5G networks, our remaining TDMA customers may experience difficulties in using our services. Further, as our TDMA customers attempt to roam while traveling outside of our service areas, their service may be degraded due to the removal of TDMA capability within other carriers’ cell sites. All of these potential developments could drive our TDMA customers to our competitors rather than to our 2.5G product offerings and thereby reduce our market share and revenue.

We have required and will continue to require substantial amounts of capital to maintain our upgrade to 2.5G technologies and to meet various obligations under our financing arrangements. Our ability to generate the required capital depends on many factors, including some that are beyond our control.
      We have required, and will continue to require, substantial capital to maintain our wireless network and complete our upgrade to 2.5G technologies, to satisfy obligations on our debt and exchangeable preferred stock, and for other operating needs. Including the cost of our 2.5G technology overlays, our total capital expenditures were $95.0 million in 2005. We expect total capital expenditures in 2006 to be approximately $70.0 million. We believe that we have sufficient funds to finance our planned capital expenditures for network construction, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, and other technological issues or if we acquire additional licenses.
      We will likely need additional financing to repay or refinance our debt at its final maturities and to meet mandatory redemption provisions on our preferred stock. To the extent that we do not generate sufficient cash from operations to satisfy these needs, we will need to explore other sources of capital, which may include public and private equity and debt financings, including vendor financing. The availability of additional financing is dependent on conditions in the capital markets. We may not be able to obtain additional financing on terms acceptable to us and within the limitations contained in the instruments governing our debt and our preferred stock or any future financing arrangements.
      If we fail to obtain any required financing, we may need to delay or abandon our development and expansion plans and we may fail to meet regulatory requirements for build-out of our network and not be in compliance with certain regulations, such as CALEA. Any failure to upgrade could also have a negative effect on our roaming revenues, since most of our roaming partners’ customers will likely use the latest technology handsets as our roaming partners upgrade their networks. Our ability to meet our debt service requirements and our customers’ needs may also be impaired, which would have a material adverse effect on our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We have committed a substantial amount of capital to upgrade our wireless voice networks to offer 2.5G data services. If the demand for wireless data services does not grow, if we fail to capitalize on such demand, or if new technologies we are employing do not work as we expect, it could have an adverse effect on our growth potential.
      We have committed significant resources to wireless data services and our business plan assumes increasing demand for such services. Although demand for wireless data services is growing, it is currently a small portion of our revenues. Continued growth in demand for wireless data services is dependent on development and availability of popular applications and availability of handsets and other wireless devices with features, functionality, and pricing desired by customers. If applications and devices are not developed or do not become commercially acceptable, our revenues could be adversely affected. Even if such demand does develop, our ability to deploy and deliver wireless data services relies, in many instances, on new and unproven technology. Existing technology may not perform as expected, and we may not be able to obtain new technology to effectively and economically deliver these services. We cannot give assurance that there will be widespread demand for advanced wireless data services, that revenues from data services will constitute a significant portion of our total revenues in the near future, or that we can provide such services on a profitable basis.

Our business could be materially and adversely affected by our failure to anticipate and react to frequent and significant technological changes.
      The telecommunications industry is subject to rapid and significant changes in technology that are evidenced by:

•	the introduction of 3.0G digital handsets and applications;

•	evolving industry standards;

•	the availability of new radio frequency spectrum allocations for wireless services;

•	ongoing improvements in the capacity and quality of digital technology;

•	shorter development cycles for new products and enhancements;

•	developments in emerging wireless transmission technologies; and

•	changes in end user requirements and preferences.
      It is possible that we may select a technology that does not achieve widespread commercial success or that is not compatible with the technology selected by one or more of our roaming partners, and as a result, our business, results of operations, and financial condition could be materially and adversely affected. Moreover, one or more of the technologies that we currently utilize may become inferior or obsolete at some time in the future.

A significant portion of our revenue is from roaming charges. Based on industry trends, outcollect roaming yield has been declining over the last few years and is expected to continue to decline in the future. As a result, our future operating results could be adversely affected if increases in roaming minutes do not offset anticipated decreases in roaming yield.
      In 2005, 2004, and 2003, approximately 23%, 21%, and 26%, respectively, of our revenue was derived from roaming charges incurred by other wireless providers for use of our network by their customers who traveled within our coverage areas. A substantial portion of our roaming revenue is derived from Cingular, Verizon Wireless, and T-Mobile. Changes in their operations or a significant decline in the number of their customers could adversely affect our business. For the years ended December 31, 2005, 2004, and

2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AT&T Wireless (“AWE”)), Verizon Wireless, and T-Mobile accounted for approximately 92%, 86%, and 89% respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis) accounted for approximately 11.9%, 9.9%, and 14.5% of our total revenue. Our roaming agreements provide for declining rates for outcollect roaming and toll charges. Our outcollect roaming yield was approximately $.15 per minute in 2005 and $0.16 per minute in 2004. In 2006, we expect our roaming yield to be $.15 per minute. If increases in roaming minutes do not offset declines in roaming yields, our roaming revenue will decline.
      Changes in the network footprints of these providers could have a material adverse effect on our outcollect revenue and incollect expenses. For example, if a roaming partner from which we derive a significant amount of revenue in one of our service areas were to build its own network in that service area, our outcollect revenue derived from our roaming relationship with that partner in that service area might decrease or even cease altogether, and our ability to negotiate favorable incollect rates in that partner’s other service areas could suffer as well. Any overbuild of our service areas by our roaming partners would also result in increased competition, which could have a negative impact on our outcollect roaming revenues, business, operating results, and retention.
      Our roaming agreements have varying terms, from month-to-month to up to five years, and some are terminable with 30 days’ written notice. When these agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Failure to obtain acceptable roaming agreements could lead to a substantial decline in our revenue and operating income.

Our roaming revenue is subject to some effects of seasonality, and as a result, our overall revenue and operating income are also subject to seasonal fluctuations.
      In 2005, 2004, and 2003, a substantial amount of our revenue was derived from roaming charges incurred by other wireless providers for use of our network by their customers who traveled within our service areas. Our service areas include a number of resort destinations. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and operating income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Matters — Seasonality.”

We operate in a very competitive business environment, which can adversely affect our business and operations. Competitors who offer more services than we do may attract our targeted customers.
      We operate in highly competitive markets, and there is substantial and increasing competition in all aspects of the wireless communications business. Some competitors may market services we do not offer, such as cable television, internet access, landline local exchange, or long distance services, which may make their services more attractive to customers. Competition for customers is based primarily upon services and features offered, system coverage, technical quality of wireless systems, price, customer service, capacity, and strength of distribution channels.
      In each of our markets we compete with several other wireless licensees. To a lesser extent, we also compete with wireless internet, paging, dispatch services, resellers, and landline telephone service providers in some of our service areas. Increasingly, cellular services have become a viable alternative to landline voice services for certain customers, putting cellular licensees in direct competition with traditional landline telephone service providers.
      Cable and other companies are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower rates for customers and increased competition for wireless services.

      Continuing industry consolidation has resulted in an increased presence of regional and national wireless operators within some of our service areas. Many of these national market competitors provide services comparable to ours and, because they operate in a wider geographic area, are able to offer no or low cost roaming and toll calls over a wider area. In addition, some national wireless operators have recently begun to build networks in certain of the more densely populated or well-traveled portions of our service areas. National advertising and promotional programs by national wireless operators run in our markets are also a source of additional competitive and pricing pressures, even though these operators may not provide service in those markets. If the wireless communications industry continues to consolidate and we do not participate in that consolidation, even stronger competitors may be created. The FCC has eliminated the spectrum cap and the cellular cross-interest restriction in all markets. These regulatory actions may facilitate the creation of larger and more formidable competitors.
      Several of our competitors also operate in multiple segments of the industry. In the future, we expect to face increased competition from entities providing similar services using other communications technologies. Given the rapid advances in the wireless communications industry, it is possible that new technologies will evolve that will compete with our products and services. In addition, a number of our competitors have substantially greater financial, technical, marketing, sales, and distribution resources. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenues, which could have a materially adverse effect on our future business, strategy, operations, and financial condition.

Market prices for wireless service may decline in the future.
      We expect significant price competition among wireless providers that may lead to increasing movement of customers between competitors resulting in reductions in average monthly service revenue per customer. While we try to maintain or grow our customer base and average monthly service revenue per customer, we cannot assure you that we will be able to do so. If market prices decline it could adversely affect our financial condition and results of operations.

Wireless number portability may continue to have a negative impact on our customer retention and increase our marketing costs.
      Wireless number portability allows customers to keep their wireless phone number when switching to a different service provider. Wireless number portability has increased and may continue to increase competition and reduce retention. Since implementation of wireless number portability in our markets, we have experienced increased churn. A high rate of churn would adversely affect our results of operations by reducing revenue and increasing the cost of adding a new customer. Such costs generally include commission expense and/or significant handset discounts, which are significant factors in income and profitability for participants in the wireless industry. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors’ initiatives and to retain customers, which could adversely impact our operating results.

If we encounter significant problems, such as delays, inaccuracies, or loss of customer information from our database, in the process of upgrading our billing function, we could experience customer dissatisfaction and increased churn, which could have a material adverse impact on our financial performance.
      During the second half of 2005, we transferred our Northeast, Northwest, and South territory GSM customers to the VeriSign data processing and billing system. This process has caused disruption in our billing cycles, including delays in mailing of and errors in statements sent to customers, and customers may be dropped from our database. In addition, the transition has increased the number of customer service calls made to our call center. If such problems are significant or prolonged, our customers may become dissatisfied and decide to switch to a rival carrier. Also, we are dependent on future performance of an outside contractor. Any significant or prolonged problems with our billing function could have a material adverse impact on our business, financial condition, and results of operations.

Regulation or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations. Further, if wireless handsets are perceived to pose health and safety risks, we may be subject to new regulations, and demand for our services may decrease.
      Some studies have indicated that using wireless phones while driving may distract drivers’ attention, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths, or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations. A number of U.S. states and local governments are considering or have recently enacted legislation that would restrict or prohibit the use of a wireless handset while driving or, alternatively, require the use of a hands-free telephone. Legislation of this sort, if enacted, would require wireless service providers to provide hands-free enhanced services, such as voice activated dialing and hands-free speaker phones and headsets. If we are unable to provide hands-free services and products to customers in a timely and adequate fashion, our ability to generate revenues could suffer.
      It has been suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over the effect of radio frequency emissions may discourage the use of wireless handsets, which would decrease demand for our services.

Our business is subject to extensive government regulation, which could adversely affect our business by increasing our expenses. We also may be unable to obtain or retain regulatory approvals necessary to operate our business, which could negatively affect our results of operations.
      The FCC regulates many aspects of our business, including the licensing, construction, interconnection, operation, acquisition, and sale of our wireless systems, as well as the number of wireless licenses issued for each of our markets. State and local regulatory authorities, to a lesser extent, also regulate aspects of our business and services. In addition, the Federal Aviation Administration regulates aspects of construction, marking, and lighting of communications towers on which we place our wireless transmitters. Changes in legislation and regulations governing wireless activities, wireless carriers, and availability of USF support, our failure to comply with applicable regulations, or our loss of or failure to obtain any license or licensed area could have a material adverse effect on our operations.
      The FCC and state authorities are increasingly looking to the wireless industry to fund various initiatives, including federal and state universal service programs, telephone number administration, services to the hearing-impaired, and emergency 911 services. In addition, many states have imposed significant taxes on providers in the wireless industry and have adopted or are considering adoption of regulatory requirements regarding customer billing and other matters. These initiatives have imposed and will continue to impose increased costs on us and other wireless carriers and may otherwise adversely affect our business. Under Phase II of its emergency 911 service rules, for example, the FCC has mandated that wireless providers supply the geographic coordinates of a customer’s location, by means of network-based or handset-based technologies, to public safety dispatch agencies. We have received requests from Public Safety Answering Points (PSAPs) for deployment of Phase II enhanced 911 service that relate to various areas where we provide cellular or PCS service and we have met the applicable 50%-coverage benchmark. Nevertheless, if the FCC finds that the accuracy results produced by any of our Phase II deployments are not in compliance with FCC rules, the FCC could issue enforcement orders and impose monetary forfeitures upon us. We have filed with the FCC a request for waiver of the applicable FCC rule concerning field test results in the State of Vermont, which may not be compliant with FCC location accuracy requirements if averaged only with results from the State of Vermont. To the extent that we are not meeting the FCC’s E911 Phase II location accuracy requirements in Vermont and other states we may need to file one or more additional petitions with the FCC to request a waiver of those requirements. The FCC has issued notices of apparent liability requiring other CMRS providers to pay fines based upon violations of enhanced 911 service requirements. The implementation of enhanced 911 obligations may have a financial impact on us. We are not yet able to predict the extent of that impact. See “Business — Legislation and Regulation.”

      Each of our wireless licenses is subject to renewal upon expiration of its current term, which is generally ten years. Grants of wireless license renewals are governed by FCC rules establishing a presumption in favor of incumbent licensees that have complied with their regulatory obligations during the ten-year license period. However, we cannot assure you that the FCC will grant us any future renewal applications or that our applications will be free from challenge. In addition, FCC rules require wireless licensees to meet buildout requirements with respect to particular licenses, and failure to comply with these and other requirements in a given licensed area could result in revocation or nonrenewal of our license for that area or the imposition of fines by the FCC.

Our designation or certification as an Eligible Telecommunications Carrier (“ETC”) in any state where we conduct business could be refused, conditioned, or revoked due to circumstances beyond our control, thus depriving us of financial support in that state from the Universal Service Fund. In addition, we cannot be certain that we will continue to receive payments at the current levels.
      In order to receive financial support from the USF in any state, we must receive ETC certification in that state. Currently, we are ETC certified in ten of the states in which we offer wireless services. If designation or certification in any of these states were revoked or conditioned, our financial results could be adversely affected. Further, the FCC is currently considering whether to change the rules governing the eligibility of cellular carriers to receive USF payments. Although the FCC is not expected to make any final decisions or changes in the rules until 2006 or later, the FCC and state commissions could impose additional regulatory obligations on ETCs that we may find unacceptable. At this time, it is not clear what impact changes in the rules, if any, will have on our continued eligibility to receive USF support. Loss of USF revenues could adversely affect our future financial performance.

Our inability to comply with Communications Assistance for Law Enforcement Act (“CALEA”) obligations could adversely affect our financial results.
      The Communications Assistance for Law Enforcement Act (“CALEA”) requires us to make services accessible to law enforcement for surveillance purposes. Additional requirements have been adopted to require cellular and PCS licensees to accommodate interception of digital packet mode telecommunications. We will become obligated to comply with these requirements only if and when we commence to offer services that make use of digital packet mode technology. If we are not able to comply with CALEA prior to the applicable deadlines, we could be subject to substantial fines. We cannot predict yet whether we will be able to comply with CALEA requirements prior to the applicable deadlines.

Equipment failure, intentional or other destruction of equipment, and natural disasters may adversely affect our operations.
      A major equipment failure, intentional or other destruction of equipment, or a natural disaster affecting any of our central switching offices, microwave links, or cell sites could have a material adverse effect on our operations. Our inability to operate any portion of our wireless system for an extended time period could result in a loss of customers or impair our ability to attract new customers, which would have a material adverse effect on our business, results of operations, and financial condition.

Difficulties in upgrading our wireless systems could increase our planned capital expenditures, delay the continued buildout of our networks, and negatively impact our roaming arrangements.
      Whenever we need to upgrade our networks, we will need to:

•	select appropriate equipment vendors;

•	select and acquire appropriate sites for our transmission equipment, or cell sites;

•	purchase and install low-power transmitters, receivers, and control equipment, or base radio equipment;

•	build out any required physical infrastructure;

•	obtain interconnection services from local telephone service carriers on a timely basis; and

•	test cell sites.

      Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure to:

•	obtain necessary zoning and other regulatory approvals;

•	lease or obtain rights to sites for the location of our base radio equipment;

•	obtain any necessary capital;

•	acquire any additional necessary spectrum from third parties; and

•	commence and complete the construction of sites for our equipment in a timely and satisfactory manner.
      In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery, and catastrophic occurrences. Any failure to upgrade our wireless systems on a timely basis may affect our ability to provide the quality of service in our markets consistent with our current business plan, and any significant delays could have a material adverse effect on our business. Failure to meet upgrade milestones or to comply with other requirements under our roaming agreements could have an adverse effect on our roaming revenue.

Our future financial results could be adversely impacted by asset impairments or other charges.
      Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), we are required to test both goodwill and other indefinite-lived intangible assets, consisting primarily of our spectrum licenses, for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We are also required to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce our enterprise fair value below its book value. Additionally, the value of our licenses must be tested between annual tests if events or changes in circumstances indicate that the value might be impaired. The amount of any such annual or interim impairment charge could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Goodwill and Other Indefinite-Lived Intangible Assets.”
      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), requires that we assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Impairment of Long-Lived Assets.”
      Any operating losses resulting from impairment charges under SFAS No. 142 or SFAS No. 144 could have an adverse effect on the market price of our securities.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.
      We seek to improve our networks and service areas through selective acquisitions of other providers’ properties and other assets, and we may exchange our properties or assets for those properties and assets. We will be required to integrate with our operations any properties we acquire, which may have billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. We may be unsuccessful in those efforts, and churn in acquired properties and surrounding areas may increase as a result, which could have an adverse effect on our business and results of operations.

We will continue to incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002 (“SOA”), as well as related rules implemented by the SEC and The Nasdaq Stock Market.
      As a public company, we incur significant legal, accounting, and other expenses. In addition, the SOA, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make certain activities more time-consuming and costly.
      In addition, the rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud.
      Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We may in the future discover material weaknesses in our internal controls as defined under interim standards adopted by the Public Company Accounting Oversight Board (“PCAOB”) and significant deficiencies and deficiencies in certain of our disclosure controls and procedures. Under the PCAOB standards, a “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency or combination of control deficiencies that adversely affect a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
      While we have taken steps to improve our internal and disclosure controls, we cannot be certain that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The Nasdaq National Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.
Other Risks Related to Our Company

We have shareholders who could exercise significant influence on management.
      The holders of our Class M preferred stock currently are able to elect two members to our board of directors and can vote, on an as-converted basis, approximately 2,181,239 shares of our Class A common stock, which represented, as of December 31, 2005, approximately 10.9% of the voting power of our common stock. The holders of our senior exchangeable preferred stock are currently able to elect two members of our board of directors, and the holders of our junior exchangeable preferred stock, under certain circumstances, may also be able to elect members of our board of directors in the future. If any of these holders were to disagree with decisions made by management or the board of directors about our plans or operations, they might be able to bring significant pressure to change such plans or operations.

The market price of our securities has been and may continue to be volatile. Litigation instituted against us and our officers and directors as a result of changes in the price of our securities could materially and adversely affect our business, financial condition, and operating results.
      The trading price of our securities has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry factors may materially and adversely affect the market price of our securities, regardless of our actual operating performance.

      Often a drop in a company’s stock price is followed by lawsuits against the company and its officers and directors alleging securities fraud. In 2002, we and certain of our officers and directors were sued for alleged violations of securities laws. See “Business — Legal Proceedings.” Although these cases were dismissed, we could be subject to similar actions in the future. The defense and eventual settlement of or judgment rendered in any such actions could result in substantial costs. Also, the defense of any such actions could divert management’s attention and resources. Both the costs and the diversion of management could materially and adversely affect our business, financial condition, and operating results. In addition, any material adverse judgment could trigger an event of default under our indebtedness.

Antitakeover provisions could prevent a sale of our business to a third party.
      Some of the provisions of our Articles of Incorporation, Amended and Restated Bylaws, and Minnesota law could delay or prevent a change of control or a change in management that may be beneficial to shareholders and holders of the notes, including:

•	provisions for a classified board of directors;

•	provisions for advance notice for director nominations and shareholder proposals;

•	provisions allowing holders of our Class B common stock ten votes per share as compared to one vote per share for our Class A common stock;

•	provisions for supermajority votes to approve mergers or amend specified provisions of the Articles and Bylaws; and

•	statutory limits regarding share acquisitions and business combinations.
      We also have adopted a rights plan that could discourage, delay, or prevent someone from acquiring us at a premium price. The rights plan provides that preferred stock purchase rights attached to each share of our common stock become exercisable to purchase shares of common stock at 50% of market value, causing substantial dilution to a person or group acquiring 15% or more of our common stock if the acquisition is not approved by our board of directors.
      In addition, the documents governing our indebtedness, including the notes, and our preferred stock impose limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the indebtedness or would trigger a right of redemption.
USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of the new notes in exchange for the old notes. In consideration for issuing the new notes, we will receive old notes of like original principal amount, the terms of which are identical in all material respects to the new notes. Old notes received in the exchange offer will be cancelled. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness.
      The net proceeds from the original issuance of the old notes in November 2005 were $172.8 million. We used the net proceeds from the sale of the old notes, together with available cash, to repay all outstanding obligations under our 9 5/8 % senior subordinated notes, including $125.0 million aggregate principal, $6.8 million in accrued interest, and a $2.0 million call premium, and to pay fees and expenses associated with the offering of the notes and the redemption. The balance is intended to be used for general corporate purposes.

CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2005.
      This table should be read in conjunction with our consolidated financial statements, including the related notes, included in this prospectus.

As of December 31,
2005

(In thousands)
Revolving credit facility(1)	$58,000
Senior Secured Floating Rate Notes due 2010	160,000
8 1/4 % Senior Secured Notes due 2012	350,000
9 7/8 % Senior Notes due 2010	325,000
9 3/4 % Senior Subordinated Notes due 2010	300,000
Senior Subordinated Floating Rate Notes due 2012	175,000

Total debt, excluding preferred stock	1,368,000
Exchangeable preferred stock(2)	638,679
Shareholders’ deficit	(651,982)

Total capitalization	$1,354,697

(1)	We have $1.4 million available for borrowing under the revolving credit facility.

(2)	Amounts represent all our outstanding preferred stock, including accrued but unpaid dividends.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.
      The following tables set forth certain of our consolidated financial and operating data as of and for each of the five years in the period ended December 31, 2005, which we derived from our consolidated financial statements.

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share and other operating data)
Statement of Operations Data:
Revenue:
Service	$387,848	$377,219	$355,038	$319,933	$310,520
Roaming	122,774	105,504	131,896	122,703	116,541
Equipment	34,313	22,094	20,455	20,442	18,627

Total revenue	544,935	504,817	507,389	463,078	445,688

Operating expenses:
Network costs, excluding depreciation	120,322	104,071	96,069	97,200	101,509
Cost of equipment sales	58,266	40,372	37,636	29,184	28,415
Selling, general and administrative	152,238	135,129	131,761	119,185	122,387
Stock based compensation — SG&A	680	41	—	—	—
Depreciation and amortization	100,463	76,355	76,429	82,497	112,577
Impairment of assets	7,020	47,136	42,244	—	—

Total operating expenses	438,989	403,104	384,139	328,066	364,888

Operating income	105,946	101,713	123,250	135,012	80,800

Other income (expense):
Interest expense	(171,831)	(163,977)	(136,262)	(114,478)	(130,432)
Interest and dividend income	2,221	1,727	916	562	1,172
Other	(876)	(76)	891	66	(752)

Other expense, net	(170,486)	(162,326)	(134,455)	(113,850)	(130,012)

Income (loss) before income taxes and cumulative change in accounting principle	(64,540)	(60,613)	(11,205)	21,162	(49,212)
Income tax benefit	(418)	(1,672)	—	—	—

Income (loss) before cumulative change in accounting principle	(64,122)	(58,941)	(11,205)	21,162	(49,212)
Cumulative change in accounting principle	—	—	—	(417,064)	1,621

Net loss	(64,122)	(58,941)	(11,205)	(395,902)	(47,591)
Preferred stock dividend	(7,174)	(12,915)	(38,877)	(60,556)	(54,545)

Net loss applicable to common shares	$(71,296)	$(71,856)	$(50,082)	$(456,458)	$(102,136)

Weighted average common shares outstanding	12,695	12,239	12,060	11,920	11,865

Net loss applicable to common shares before cumulative change in accounting principle	$(5.62)	$(5.87)	$(4.15)	$(3.30)	$(8.74)
Cumulative change in accounting principle	—	—	—	(34.99)	.13

Net loss per basic and diluted share	$(5.62)	$(5.87)	$(4.15)	$(38.29)	$(8.61)

	As of December 31,

	2005	2004	2003	2002	2001

	(In thousands, except other operating data)
Balance Sheet Data:
Working capital (deficit)	$129,922	$45,308	$86,135	$(55,496)	$(18,273)
Net property and equipment	277,408	276,133	226,202	240,536	244,980
Total assets	1,480,682	1,417,450	1,521,058	1,462,978	1,836,779
Total long-term liabilities	1,847,994	1,733,079	1,764,867	1,211,026	1,286,301
Redeemable preferred stock	170,976	166,296	153,381	569,500	508,836
Total shareholders’ deficit	$(651,982)	$(596,338)	$(526,830)	$(483,115)	$(33,830)
Other Operating Data:
Customers (not including long distance and paging):
Postpaid	597,769	628,614	656,110	639,221	599,514
Prepaid	11,663	20,391	22,302	27,452	33,255
Wholesale	96,170	80,806	67,104	55,700	29,139

Total customers	705,602	729,811	745,516	722,373	661,908
Marketed POPs(1)	6,505,000	6,279,000	5,962,000	5,893,000	5,893,000
Penetration(2)	9.5%	10.3%	11.4%	11.3%	10.7%
Retention(3)	97.3%	97.9%	98.1%	98.2%	97.8%
Local monthly service revenue per customer(4)	$50	$46	$43	$41	$42
Average monthly revenue per customer(5)	$67	$60	$59	$57	$59
Acquisition cost per customer(6)	$497	$444	$422	$377	$290
Cell sites/ Base stations:	1,061	857	754	732	684

(1)	Updated to reflect 2000 U.S. Census Bureau Official Statistics.

(2)	Represents the ratio of wireless voice customers, excluding wholesale customers, at the end of the period to population served.

(3)	Determined for each period by dividing total postpaid wireless voice customers discontinuing service during such period by the average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), dividing that result by the number of months in the period, and subtracting such result from one.

(4)	Determined for each period by dividing service revenue (not including pass-through regulatory fees) by the monthly average postpaid customers for such period.

(5)	Determined for each period by dividing service revenue (not including pass-through regulatory fees) and roaming revenue by the monthly average postpaid customers for such period.

(6)	Determined for each period by dividing selling and marketing expenses, net costs of equipment sales, and depreciation of rental telephone equipment by the gross postpaid and prepaid wireless voice customers added during such period.

Reconciliations of Non-GAAP Financial Measures
      We utilize certain financial measures that are calculated based on industry conventions and are not calculated based on Generally Accepted Accounting Principles (“GAAP”). Certain of these financial measures are considered non-GAAP financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

      Average revenue per customer (“ARPU”) and local service revenue per customer (“LSR”) are industry terms that measure service revenue per month from our customers divided by the average number of customers in commercial service during the period. ARPU and LSR by themselves are not a measurement under GAAP in the United States of America and may not be similar to similar measures of other companies; however, ARPU and LSR use GAAP measures as the basis for calculation. We believe that ARPU and LSR provide useful information concerning the appeal of our rate plans and service offerings and our performance in attracting high value customers.
      Acquisition cost per customer is a useful measure that quantifies the costs to acquire a new customer. This measure also provides a gauge to compare our average acquisition costs per new customer to that of other wireless communication providers. Acquisition cost per customer is determined for each period by dividing selling and marketing expenses, net costs of equipment sales, and depreciation of rental telephone equipment by gross postpaid and prepaid wireless voice customers added during such period.

	Years Ended December 31,

	2005	2004	2003	2002	2001

Retention
Postpaid wireless voice customers discontinuing service(1)	197,471	161,222	150,745	136,237	153,078
Weighted average 12 month aggregate postpaid wireless voice customers(2)	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051

Churn(1) ÷ (2)	2.7%	2.1%	1.9%	1.8%	2.2%
Retention (1 minus churn)	97.3%	97.9%	98.1%	98.2%	97.8%
Acquisition Cost Per Customer
(In thousands, except customer gross additions and acquisition cost per customer)
Selling and marketing expense	$59,201	$54,077	$52,150	$50,563	$49,808
Net cost of equipment	23,953	18,278	17,181	8,742	9,788
Adjustments to cost of equipment	3,990	2,399	8,549	15,647	7,373

Total costs used in the calculation of acquisition cost per customer(3)	$87,144	$74,754	$77,880	$74,952	$66,969
Customer gross additions(4)	175,324	168,330	184,522	198,923	230,895

Acquisition cost per customer(3)÷(4)	$497	$444	$422	$377	$290

Local Service Revenue Per Customer (“LSR”)
(In thousands, except weighted average 12 month aggregate postpaid wireless voice customers and LSR)
Service revenues	$387,848	$377,219	$355,038	$319,933	$310,520
Non postpaid revenue adjustments	(20,253)	(20,743)	(24,016)	(18,395)	(16,814)

Service revenues for LSR(5)	$367,595	$356,476	$331,022	$301,538	$293,706
Weighted average 12 month aggregate postpaid wireless voice customers(6)	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051

LSR(5)÷(6)	$50	$46	$43	$41	$42

Average Revenue Per Customer (“ARPU”)
(In thousands, except weighted average 12 month aggregate postpaid wireless voice customers and ARPU)
Service revenues	$387,848	$377,219	$355,038	$319,933	$310,520
Roaming revenues	122,774	105,504	131,896	122,703	116,541

Total	510,622	482,723	486,934	442,636	427,061
Non postpaid revenue adjustments	(20,253)	(20,743)	(24,016)	(18,395)	(16,814)

Service revenues for ARPU(7)	$490,369	$461,980	$462,918	$424,241	$410,247
Weighted average 12 month aggregate postpaid wireless voice customers(8)	7,362,780	7,667,797	7,780,921	7,409,873	6,954,051

ARPU(7)÷(8)	$67	$60	$59	$57	$59

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with “Summary Financial and Operating Data” and our consolidated financial statements included elsewhere in this prospectus. Some of the statements in this discussion are forward-looking statements. See “Forward-Looking Statements.”
Business Overview
      We are a wireless communications service provider focusing primarily on rural markets in the United States. Our principal operating objective is to increase revenue and achieve profitability through increased penetration in our existing markets.
      Our operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of the four territories, we have a strong local sales and customer service presence in the communities we serve.
      Our marketed networks covered a total population of approximately 6.5 million POPs and served approximately 706,000 voice customers as of December 31, 2005. We have national roaming agreements in our markets with Cingular (effective through December 2009) and Verizon (effective through December 2009). Under these agreements, we are able to attain preferred roaming status by overlaying our existing TDMA networks in our South, Northeast, and Northwest networks with GSM/ GPRS/ EDGE technology and our Midwest network with CDMA technology. We also have various agreements with T-Mobile, which are effective through December 2007.
Operating Revenue
      Our revenue primarily consists of service, roaming, and equipment revenue, each of which is described below:

Service revenue includes monthly access charges, charges for airtime used in excess of the time included in the service package purchased, long distance charges derived from calls placed by customers, data related services, as well as wireless and paging equipment lease revenue.

Also included are charges for features such as voicemail, call waiting, call forwarding, and incollect revenue, which consists of charges to our customers when they use their wireless phones in other wireless markets. We do not charge installation or connection fees. We also include in service revenue the USF support funding that we receive as a result of our ETC status in certain states and the USF pass-through we charge our customers.

Roaming revenue includes only outcollect revenue, which we receive when other wireless providers’ customers use our network.

Equipment revenue includes sales of wireless equipment and accessories to customers, network equipment reselling, and customer activation fees.
Operating Expenses
      Our operating expenses include network costs, cost of equipment sales, selling, general and administrative expenses, and depreciation and amortization, each of which is described below:

Network costs include switching and transport expenses and expenses associated with the maintenance and operation of our wireless network facilities, including salaries for employees involved in network operations, site costs, charges from other service providers for resold minutes, and the service and expense associated with incollect revenue.

Cost of equipment sales includes costs associated with telephone equipment and accessories sold to customers. In recent years, we and other wireless providers have increased the use of discounts on phone equipment to attract customers as competition between service providers has intensified. As a result, we have incurred, and expect to continue to incur, losses on equipment sales per gross additional and migrated customer. We expect to continue these discounts and promotions because we believe they will increase the number of our wireless customers and, consequently, increase service revenue.

Selling, general and administrative (“SG&A”) expenses include salaries, benefits, and operating expenses such as marketing, commissions, customer support, accounting, administration, and billing. We also include in SG&A contributions payable to the USF.

Depreciation and amortization represents the costs associated with the depreciation of fixed assets and the amortization of customer lists and spectrum relocation.

Other Expenses
      In addition to the operating expenses discussed above, RCC also incurs other expenses, primarily interest on debt and dividends on preferred stock.

Interest expense primarily results from the issuance of outstanding notes and exchangeable preferred stock, the proceeds of which were used to finance acquisitions, repay other borrowings, and further develop our wireless network.

Interest expense includes the following:

•	Interest expense on our credit facility, senior secured notes, senior notes, and senior subordinated notes,

•	Amortization of debt issuance costs,

•	Early extinguishment of debt issuance costs,

•	Dividends on senior and junior exchangeable preferred stock,

•	Amortization of preferred stock issuance costs,

•	Gain (loss) on derivative instruments, and

•	Gains on repurchase and exchange of preferred stock.

Preferred stock dividends are accrued on our outstanding Class M convertible preferred stock and had been accrued on our Class T convertible preferred stock, which was converted to common stock in October 2005.
Critical Accounting Policies and Estimates
      The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets, and liabilities during the periods reported. Estimates are used when accounting for certain items such as unbilled revenue, allowance for doubtful accounts, depreciation and amortization periods, income taxes, valuation of intangible assets, and litigation contingencies. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Goodwill and Other Indefinite-Lived Intangible Assets
      We review goodwill and other indefinite-lived intangible assets for impairment based on the requirements of SFAS No. 142. Goodwill is tested for impairment at the reporting unit level on an annual basis as of October 1st or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In analyzing goodwill for potential impairment, we use projections of future cash flows from the reporting units. These projections are based on our view of growth rates, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, goodwill may become impaired.
      Additionally, impairment tests for indefinite-lived intangible assets, consisting of FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with Emerging Issues Task Force (“EITF”) No. 02-7, “Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets” (“EITF No. 02-7”), impairment tests for FCC licenses are performed on an aggregate basis for each unit of accounting. We utilize a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of each unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for each unit of accounting. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, our FCC licenses may become impaired.
      Under SFAS No. 142, we performed annual impairment tests in 2003, 2004, and 2005 for our indefinite lived assets. Based on these tests, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 or 2005 related to our annual assessment under SFAS No. 142.

Revenue Recognition — Service
      We recognize service revenue based upon contracted service fees and minutes of use processed. As a result of our billing cycle cut-off times, we are required to make estimates for service revenue earned, but not yet billed, at the end of each month. These estimates are based primarily upon historical minutes of use processed. We follow this method since reasonable, dependable estimates of the revenue can be made. Actual billing cycle results and related revenue may vary from the results estimated at the end of each quarter, depending on customer usage and rate plan mix. For customers who prepay their monthly access fees, we match the recognition of service revenue to their corresponding usage. Revenues are net of credits and adjustments for service.
      We receive USF revenue reflecting our ETC status in certain states. We recognize support revenue depending on the level of our collection experience in each ETC qualified state. Where we do not have adequate experience to determine the time required for reimbursement, we recognize revenue upon cash receipt. Where we do have adequate experience as to the amount and timing of the receipt of these funds, we recognize revenue on an accrual basis.
      We include the pass-through fees we collect from customers as service revenue with a corresponding charge to SG&A expense. These pass-through fees, which we have the option of passing to our customers, include state and federal USF fees, together with city utility and state gross receipt taxes.

Revenue Recognition — Roaming Revenue and Incollect Cost
      Roaming revenue and incollect cost information is provided to us primarily through a third party centralized clearinghouse. From the clearinghouse we receive monthly settlement data. We base our accrual of roaming revenue and incollect expense on these clearinghouse reports. We follow this method since reasonably dependable estimates of roaming revenue and incollect cost can be made based on these reports.

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for estimated losses that will result from failure of our customers to pay amounts owed. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, we may be required to maintain higher allowances.

Depreciation of Property and Equipment
      We depreciate our wireless communications equipment using the straight-line method over estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity, and salvage to determine adjustments to estimated remaining useful lives and depreciation rates. Total depreciation expense for the years ended December 31, 2005, 2004, and 2003, was $81.5 million, $57.4 million, and $56.2 million, respectively.
      During the fourth quarter of 2005, we reviewed the lives of our TDMA assets and reduced the remaining useful life of this equipment from approximately 21 months to 15 months. Accordingly, all TDMA equipment will be fully depreciated by December 31, 2006. The net book value of this equipment as of December 31, 2005, was approximately $47.0 million.
      While we will continue to provide service to existing TDMA customers for the foreseeable future, the amount of future cash flows to be derived from the TDMA network assets is highly dependent upon the rate of transition of existing customers using TDMA equipment to 2.5G capable equipment as well as other competitive and technological factors. We determined that a reduction in the useful lives of these assets was warranted based on the projected transition of network traffic. We will continue to review the useful lives of the TDMA assets throughout the period of transition to 2.5G capable equipment to determine whether further changes are warranted.

Impairment of Long-Lived Assets
      We review long-lived assets, consisting primarily of property, plant and equipment and intangible assets with finite lives, for impairment in accordance with SFAS No. 144. In analyzing potential impairment, we use projections of future undiscounted cash flows from the assets. These projections are based on our view of growth rates for the related business, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, long-lived assets may become impaired.
      On June 28, 2005, our customer relationship management and billing managed services agreement with Amdocs was mutually terminated. As a result of the termination of the agreement, we recorded a charge to operations during the quarter ended June 30, 2005 of $7.0 million, reflecting the write-down of certain development costs previously capitalized.

Income Taxes
      We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income and, if we believe that recovery is not likely, we must establish an appropriate valuation allowance. To the extent we increase or decrease the valuation allowance in a period, we must include an expense or benefit within the tax provision in the consolidated statement of operations.
      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. As of December 31, 2005, our valuation allowance was $160.5 million due to uncertainties related to our ability to utilize the deferred tax assets. The deferred tax assets consist principally of certain net operating losses (“NOLs”) being carried forward, as well as impairment write-downs of intangible assets not currently deductible for tax purposes. The valuation allowance is based on our historical operations projected forward and our estimate of future taxable income and the period over which deferred tax assets will be recoverable. It is possible that we could be profitable in the future at levels that cause us to conclude that it is more likely than not that we will realize a portion or all of the NOL carryforward. Upon reaching such a conclusion, we would immediately record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would be approximately 38% under current tax law. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although our cash tax payments would likely remain unaffected until the benefit of the NOLs is utilized or the NOLs expire unused.

Litigation and Other Loss Contingencies
      In the ordinary course of business, we are subject to litigation and other contingencies. Management must use its best judgment and estimates of probable outcomes when determining the impact of these contingencies. We assess the impact of claims and litigation on a regular basis and update the assumptions and estimates used to prepare the consolidated financial statements.
Recently Issued Accounting Pronouncements

Accounting for Share-Based Compensation
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”’) issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period.
      Commencing with the quarter ending March 31, 2006, we will adopt SFAS No. 123(R), utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective method, SFAS No. 123(R) requires compensation cost to be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date. Prior periods will not be restated.
      We use the Black-Scholes model to value our stock option grants. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.
      Through December 31, 2005, we applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for our employee and director stock options and did not record compensation expense for share-based payment award transactions since the exercise price had been the fair value of RCC’s common stock at the grant date.

Results of Operations
Years ended December 31, 2005 and 2004

Revenue

Operating Revenue:

	Years Ended December 31,

	2005	2004	$ Increase	% Increase

	(In thousands)
Service	$387,848	$377,219	$10,629	2.8%
Roaming	122,774	105,504	17,270	16.4%
Equipment	34,313	22,094	12,219	55.3%

Total operating revenue	$544,935	$504,817	$40,118	7.9%

      Service Revenue. Service revenue growth for the year ended December 31, 2005 primarily reflects LSR increasing to $50 compared to $46 for the year ended December 31, 2004, partially offset by declining customers. The LSR increase in 2005 was due to an increase of $2 in USF payments and $2 in access, data and features. LSR includes USF support of $6 for the year ended December 31, 2005 and $4 for the year ended December 31, 2004.
      We are currently receiving USF support in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, New Hampshire, Oregon, South Dakota, Vermont, and Washington. Primarily reflecting the full year’s impact of being ETC certified in these states as compared to 2004, USF support payments increased to $40.8 million for the year ended December 31, 2005 as compared to $28.2 million for the year ended December 31, 2004. We expect the amount of USF support in 2006 to be approximately $40 million.

Service Revenue

	Years Ended December 31,

			$ Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

	(In thousands)
Local service	$332,310	$337,361	$(5,051)	(1.5)%
USF support	40,792	28,154	12,638	44.9%
Regulatory pass-through	13,891	11,204	2,687	24.0%
Other	855	500	355	71.0%

Total service revenue	$387,848	$377,219	$10,629	2.8%

      The decline in local service revenue for the year ended December 31, 2005 reflects the decrease in customers as we have transitioned our TDMA networks to 2.5G technology.
      Customers. Primarily reflecting customer retention declining to 97.3% for the year ended December 31, 2005 as compared to 97.9% for the year ended December 31, 2004, our total customers decreased to 705,602 at December 31, 2005 as compared to 729,811 at December 31, 2004. Our decline in customer retention reflects a multitude of technology related issues, including increased customer care needs (which we encountered during the commercial introduction of our GSM networks in the second quarter of 2005), GSM billing system changes, the transitional stage of our networks, and increased national carrier competition. Postpaid customer gross adds for the year ended December 31, 2005 increased to 166,626 as compared to 151,161 for the year ended December 31, 2004.
      As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004. We believe our new technology customers provide higher retention rates and LSR and therefore plan to aggressively migrate our legacy customer base to new technology products throughout 2006. We anticipate positive net postpaid customer growth in 2006.
      Roaming Revenue. The 16% increase in roaming revenue during the year ended December 31, 2005 primarily reflects a 40% increase in outcollect minutes partially offset by a decline in roaming yield. Our outcollect yield for the year ended December 31, 2005 was $.15 per minute as compared to $.16 per minute in the year ended December 31, 2004. Declines in TDMA outcollect minutes were offset by increases in new technology GSM and CDMA outcollect minutes.
      Negatively impacting roaming revenue primarily during 2004 and the first and second quarters of 2005 was the transition by our national roaming partners to 2.5G technology handsets. Because these partners converted their customer base to this new technology before we had fully operational 2.5G networks, we did not capture a portion of available roaming revenue. At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. For the years ended December 31, 2005 and 2004, 2.5G outcollect minutes accounted for 80% and 35%, respectively, of our total outcollect minutes. For the years ended December 31, 2005 and 2004, Cingular (on a pro forma basis giving effect to its 2004 merger with AWE), Verizon Wireless, and T-Mobile accounted for approximately 92% and 86%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005 and 2004, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 11.9% and 9.9% of our total revenue.
      Roaming revenue has also been affected by the transfer of our Oregon RSA 4 service area to AWE on March 1, 2004.
      We anticipate 2006 roaming minute increases to offset anticipated roaming yield declines, which together with the full year operation of our new technology networks, should result in 2006 roaming revenue exceeding 2005 levels.
      Equipment Revenue. Equipment revenue increased 55% to $34.3 million for the year ended December 31, 2005 as compared to $22.1 million during the year ended December 31, 2004. Contributing to equipment revenue in 2005 was the 59% increase in customer migrations to 199,248 as compared to 124,925 during the year ended December 31, 2004. Also contributing to equipment revenue for the year ended December 31, 2005 was an increase of gross postpaid customers. In 2005, gross postpaid customer additions increased to 166,626 as compared to 151,161 in 2004.

Operating Expenses

	Years Ended December 31,

			$ Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

	(In thousands)
Network cost
Incollect cost	$46,880	$45,745	$1,135	2.5%
Other network cost	73,442	58,326	15,116	25.9%

	120,322	104,071	16,251	15.6%
Cost of equipment sales	58,266	40,372	17,894	44.3%
Selling, general and administrative	152,238	135,129	17,109	12.7%
Stock-based compensation — SG&A	680	41	639	1,558.5%
Depreciation and amortization	100,463	76,355	24,108	31.6%
Impairment of assets	7,020	47,136	(40,116)	(85.1)%

Total operating expenses	$438,989	$403,104	$35,885	8.9%

      Network Cost. Network cost, as a percentage of total revenues, increased to 22.1% in the year ended December 31, 2005 as compared to 20.6% in the year ended December 31, 2004. This increase reflects additional costs of operating multiple networks (analog, TDMA and 2.5G networks), increased incollect usage by 2.5G customers, and additional cell site costs related to our network improvement and expansion. Cell sites increased to 1,061 at December 31, 2005 as compared to 857 at December 31, 2004. Per minute incollect cost for the year ended December 31, 2005 was approximately $0.11 per minute as compared to $0.13 in the year ended December 31, 2004. We anticipate continued increases in network costs in 2006 over 2005 levels, reflecting the full year impact of 2.5G network overlay substantially completed in 2005.
      Cost of Equipment Sales. Cost of equipment sales increased 44.3% to $58.3 million for the year ended December 31, 2005, reflecting the cost of increased customer migration to new technology handsets together with increases in gross customer additions. As a percentage of revenue, cost of equipment sales for the year ended December 31, 2005 increased to 10.7% as compared to 8.0% in the year ended December 31, 2004. Postpaid customer gross adds for the year ended December 31, 2005 increased to 166,626 over 151,161 for the year ended December 31, 2004. As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004.
      Because of the improved retention from new technology customers and the higher LSR that these customers demonstrate, we plan to aggressively pursue migrating our legacy customer base to new technology products throughout 2006. Accordingly, we anticipate cost of equipment sales to increase in 2006 compared to 2005 levels.
      Selling, General and Administrative. As a percentage of revenue, SG&A increased to 27.9% in the year ended December 31, 2005 as compared to 26.8% during the year ended December 31, 2004. Primarily contributing to the increase in G&A were increased contract labor and services related to our roll-out of new technology products and billing system conversion costs. Sales and marketing costs increased due to the market launch of 2.5G technology products. We also incurred higher bad debt expense during the year, partially reflecting billing system difficulties and the resulting decline in customer retention. Regulatory pass-through fees increased to $14.2 million in the year ended December 31, 2005 as compared to $11.5 million in the year ended December 31, 2004, reflecting a change in federally managed rates.
      Given the stabilization of our billing platforms and the substantial completion of our 2.5G technology overlay, we expect SG&A in 2006 to be comparable to 2005.
      Components of SG&A are as follows:

	Years Ended December 31,

	2005	2004	$ Increase	% Increase

	(In thousands)
General and administrative	$64,887	$59,853	$5,034	8.4%
Sales and marketing	59,376	54,077	5,299	9.8%
Bad debt	13,769	9,762	4,007	41.0%
Regulatory pass-through fees	14,206	11,478	2,728	23.8%

	$152,238	$135,170	$17,068	12.6%

      Stock-based compensation — SG&A. For the year ended December 31, 2005, we recorded $680,000 of non-cash stock compensation expense related to the restricted stock grants to employees compared to $41,000 for the year ended December 31, 2004.
      In accordance with our adoption of SFAS No. 123(R), stock-based compensation in future financial statements will include cost to be recognized for all stock-based compensation expense arrangements, including employee and non-employee stock options granted after January 1, 2006 and all remaining unvested stock-based compensation arrangements granted prior to January 1, 2006, commencing with the quarter ending March 31, 2006. Accordingly, we expect stock-based compensation to increase in 2006.
      Depreciation and Amortization. Depreciation and amortization expense increased 31.6% during the year ended December 31, 2005 to $100.5 million as compared to $76.4 million for the year ended

December 31, 2004. This increase primarily reflects the accelerated depreciation of our legacy TDMA networks and depreciation on the recently activated 2.5G networks in our Northeast, Northwest, and South territories. At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. For these reasons, we anticipate increased levels of depreciation and amortization in 2006 over 2005 levels.
      Impairment of Assets. Effective June 28, 2005, our agreement with Amdocs was mutually terminated. Reflecting the termination of the agreement, we recorded a charge to operations during the quarter ended June 30, 2005 of $7.0 million, reflecting the write-down of certain development costs previously capitalized.

Other Income (Expense)
      Interest Expense. Increased interest expense for the year ended December 31, 2005 reflects the Company’s higher debt level resulting from the November 2005 issuance of $175 million senior subordinated floating rate notes and the borrowing of $58 million under the revolving credit facility.
      Partially offsetting the impact of increased debt were gains resulting from repurchases of senior exchangeable preferred stock and gains from exchanges of senior exchangeable preferred stock for common stock. In addition, the write-off of debt issuance costs were lower in the year ended December 31, 2005 than in the year ended December 31, 2004.
      Cash interest expense, which included $17.8 million in senior exchangeable preferred stock dividends paid in October 2005, was $133.0 million for all of 2005 as compared to $101.4 million in 2004.

	Years Ended
	December 31,

Components of Interest Expense	2005	2004

	(In thousands)
Interest expense on credit facility	$691	$5,135
Interest expense on senior secured notes	41,517	29,753
Interest expense on senior notes	32,095	32,094
Interest expense on senior subordinated notes	45,252	41,281
Amortization of debt issuance costs	4,692	4,674
Write-off of debt issuance costs	1,533	12,605
Senior and junior preferred stock dividends	54,778	55,373
Effect of derivative instruments	(1,997)	5,208
Gain on repurchase and exchange of senior exchangeable preferred stock	(5,722)	(22,572)
Other	(1,008)	426

	$171,831	$163,977

      Gain on Repurchase of Senior Exchangeable Preferred Stock. During the years ended December 31, 2005 and December 31, 2004, we repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively. The corresponding $5.5 million and $22.6 million gains, not including transaction commissions and other related fees, were recorded as a reduction of interest expense.
      Gain on Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. During the year ended December 31, 2005, we exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A common stock in negotiated transactions, resulting in a gain of $168,241. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933.

Preferred Stock Dividends
      Preferred stock dividends for the year ended December 31, 2005 decreased by 44.5% to $7.2 million as compared to $12.9 million in the year ended December 31, 2004, primarily reflecting the $6.7 million gain resulting from the October 2005 conversion of our outstanding shares of Class T convertible preferred stock into 43,000 shares of Class A and 105,940 shares of Class B common stock.
Years ended December 31, 2004 and 2003

Revenue

Operating Revenue:

	Years Ended December 31,

			$ Increase	% Increase
	2004	2003	(Decrease)	(Decrease)

	(In thousands)
Service	$377,219	$355,038	$22,181	6.2%
Roaming	105,504	131,896	(26,392)	(20.0)%
Equipment	22,094	20,455	1,639	8.0%

Total revenue	$504,817	$507,389	$(2,572)	(0.5)%

      Service Revenue. Service revenue growth for the year ended December 31, 2004 reflects USF support payments increasing to $28.2 million as compared to $8.8 million for the year ended December 31, 2003. During 2004, we received USF support in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, Oregon, Vermont, and Washington. LSR increased to $46 for the year ended December 31, 2004, as compared to $43 for the year ended December 31, 2003. Contributing to the increase in LSR were increased levels of USF of approximately $2 and increased access and features revenue of approximately $1.
      Reflecting FCC changes to the USF rate structure, our customer pass-through charges were $11.2 million during the year ended December 31, 2004 as compared to $8.9 million for the year ended December 31, 2003.
      Service revenue was negatively impacted by a decrease in customers resulting from the AWE property exchange completed on March 1, 2004 and customers lost due to the transition of our TDMA networks to 2.5G technology.
      Customers. Our total customers decreased to 729,811 at December 31, 2004 as compared to 745,516 at December 31, 2003, primarily due to the transfer of approximately 35,000 Oregon RSA 4 customers to AWE on March 1, 2004. As part of the property exchange, we received from AWE operations in Alabama and Mississippi, including approximately 14,000 customers.
      Customer reconciliation giving effect to the AWE property exchange:
      (not including long distance and paging)

	Postpaid	Prepaid	Wholesale	Total

Customers at December 31, 2003	656,110	22,302	67,104	745,516
Net customer adds (loss)	(5,487)	(2,710)	13,746	5,549
AWE Property Exchange:
South territory customers acquired	12,858	979	—	13,837
Oregon RSA 4 customers transferred	(34,867)	(180)	(44)	(35,091)

Net customer change	(22,009)	799	(44)	(21,254)

Customers at December 31, 2004	628,614	20,391	80,806	729,811

      During the year ended December 31, 2004, postpaid retention declined to 97.9% as compared to 98.1% in the year ended December 31, 2003. A primary contributor to the decline in retention was the transition stage of our networks from TDMA to 2.5G technology throughout 2004. We believe TDMA technology is not as attractive to customers as newer technologies. Accordingly, total customer net additions decreased to 5,549 in 2004 as compared to 23,143 in 2003.
      Roaming Revenue. The 20.0% decrease in roaming revenue during the year ended December 31, 2004 primarily reflects the effect of the transfer of our Northwest Territory Oregon 4 (“Oregon 4”) service area to AWE on March 1, 2004. For the year ended December 31, 2004, the Oregon 4 service area provided approximately $3.6 million of roaming revenue compared to approximately $14.9 million for the year ended December 31, 2003. In addition, our outcollect yield for the year ended December 31, 2004 was $0.16 per minute as compared to $0.21 per minute in 2003.
      Also impacting roaming revenue during the year ended December 31, 2004 was the accelerated transition by our national roaming partners to 2.5G technology handsets. We believe that during 2004 these partners converted their customer base to this new technology before our 2.5G networks became operational. As a result, we believe we did not capture a portion of available roaming revenue. At December 31, 2004, approximately 67% of our 857 cell sites had been overlaid with 2.5G technology.
      For the years ended December 31, 2004 and 2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AWE), Verizon Wireless, and T-Mobile accounted for approximately 86% and 89%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2004 and 2003, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 9.9% and 14.5% of our total revenue.
      Equipment Revenue. Equipment revenue increased 8.0% to $22.1 million during the year ended December 31, 2004 as compared to $20.5 million during the year ended December 31, 2003. Primarily contributing to increased equipment revenue was our adoption of EITF No. 00-21, which was effective for us, prospectively, on July 1, 2003 and resulted in our classifying activation fees as equipment revenue rather than as service revenue. Revenue reflecting EITF No. 00-21 was $3.0 million for the year ended December 31, 2004, as compared to $1.8 million for the year ended December 31, 2003. Partially offsetting increased equipment revenue was a decline in equipment reselling during the year ended December 31, 2004 to $735,000 as compared to $1.5 million during the year ended December 31, 2003.

Operating Expenses

	Years Ended December 31,

			$ Increase	% Increase
	2004	2003	(Decrease)	(Decrease)

	(In thousands)
Network cost
Incollect cost	$45,745	$44,055	$1,690	3.8%
Other network cost	58,326	52,014	6,312	12.1%

	104,071	96,069	8,002	8.3%
Cost of equipment sales	40,372	37,636	2,736	7.3%
Selling, general and administrative	135,170	131,761	3,409	2.6%
Depreciation and amortization	76,355	76,429	(74)	(0.1)%
Loss on impairment of assets	47,136	42,244	4,892	11.6%

Total operating expenses	$403,104	$384,139	$18,965	4.9%

      Network Cost. Network cost, as a percentage of total revenues, increased to 20.6% in the year ended December 31, 2004 as compared to 18.9% in the year ended December 31, 2003. Our increased network cost reflects the additional costs of operating multiple networks (TDMA and 2.5G networks), increased incollect expense, additional cell sites and additional costs resulting from the AWE property exchange. Per minute incollect cost for 2004 was approximately $0.12 per minute as compared to $0.15 in 2003.
      Cost of Equipment Sales. Cost of equipment sales increased 7.3% to $40.4 million in the year ended December 31, 2004, reflecting the increased cost of customer migration. As a percentage of revenue, cost of equipment sales for 2004 increased to 8.0% as compared to 7.4% in 2003. Post and prepaid gross customer additions in 2004 were approximately 169,000 as compared to 185,000 in 2003.
      Selling, General and Administrative. Contributing to the increase in SG&A was an increase in regulatory pass-through fees to $11.5 million in the year ended December 31, 2004 as compared to $9.3 million in the year ended December 31, 2003. Additionally, sales and marketing costs increased by 3.7% as a result of the market launch of 2.5G technology products and costs relating to brand name change activities. As a percentage of revenue, SG&A increased to 26.8% in the year ended December 31, 2004 as compared to 26.0% during the year ended December 31, 2003.
      Components of SG&A are as follows:

	Years Ended December 31,

			$ Increase	% Increase
	2004	2003	(Decrease)	(Decrease)

	(In thousands)
General and administrative	$59,853	$60,860	$(1,007)	(1.7)%
Sales and marketing	54,077	52,150	1,927	3.7%
Bad debt	9,762	9,412	350	3.7%
Regulatory pass-through fees	11,478	9,339	2,139	22.9%

	$135,170	$131,761	$3,409	2.6%

      Depreciation and Amortization. Depreciation expense was unchanged at $76.4 million for both 2004 and 2003. A $7.2 million decline in phone service depreciation in 2004 as compared to 2003 was offset by an increase in depreciation resulting from the 2.5G technology overlay and the accelerated depreciation of TDMA equipment. As of December 31, 2004, our network had 857 cell sites.

Loss on Impairment of Assets
      Under SFAS No. 142, we performed our annual impairment test for our indefinite lived assets. Based on this analysis, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 related to our annual assessment under SFAS No. 142.
      In October 2003, we entered into an agreement with AWE to exchange certain wireless properties. In connection with this transaction, we recorded a non-cash impairment charge on assets held for sale, in accordance with SFAS No. 144, of $42.2 million effective in the third quarter of 2003. This transaction was completed on March 1, 2004.

Other Income (Expense)
      Interest Expense. Interest expense for the year ended December 31, 2004, including the effect of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”), increased 20.3% to $164.0 million as compared to $136.3 million in the year ended December 31, 2003. This increase reflects a full year’s effect of the adoption of SFAS No. 150, effective July 1, 2003. Pursuant to SFAS No. 150, our 11 3/8% senior exchangeable and 12 1/4 % junior exchangeable preferred securities were reclassified to Long-Term Liabilities, and dividend expense related to these instruments is reported as interest expense in our Consolidated Statements of Operations. Prior to July 1, 2003, dividends on our senior exchangeable and junior exchangeable preferred securities were reported as a component of “Preferred Stock Dividend” in our Consolidated Statements of Operations.

SFAS No. 150 does not permit reclassification of prior year amounts to conform to the current year presentation.
      Also contributing to the increase in interest expense were a $12.6 million write-off of debt issuance costs related to the repayment of our previous credit facility in March 2004 as compared to $6.1 million in 2003 and an increase in the effective rate of interest on our debt (excluding senior and junior exchangeable preferred stock) to 8.97% in 2004 as compared to 8.03% in 2003. Partially offsetting these increases were gains on repurchase of senior exchangeable preferred stock.

	Years Ended
	December 31,

	2004	2003

	(In thousands)
Interest expense on credit facility	$5,135	$44,574
Interest expense on senior secured notes	29,753	—
Interest expense on senior notes	32,094	13,372
Interest expense on senior subordinated notes	41,281	41,281
Amortization of debt issuance costs	4,674	4,773
Write-off of debt issuance costs	12,605	6,134
Senior and junior preferred stock dividends	55,373	27,973
Effect of derivative instruments	5,208	(3,502)
Gain on repurchase of senior exchangeable preferred stock	(22,572)	—
Other	426	1,657

	$163,977	$136,262

      Gain on Repurchase of Senior Exchangeable Preferred Stock. During the year ended December 31, 2004, we repurchased 80,500 shares of our 11 3/8 % senior exchangeable preferred stock for $68.4 million. The corresponding $22.6 million gain on repurchase of preferred shares was recorded as a reduction of interest expense.

Preferred Stock Dividends
      Preferred stock dividends for the year ended December 31, 2004 decreased by 66.8% to $12.9 million as compared to $38.9 million in the year ended December 31, 2003. The decline in preferred stock dividends results from the adoption of SFAS No. 150, as described above, which requires that dividends on certain preferred stock be treated as interest expense.
Liquidity and Capital Resources
      We need cash primarily for working capital, capital expenditures primarily related to our network construction efforts, debt service, customer growth, and purchases of additional spectrum. In past years, we have met these requirements though cash flow from operations, borrowings under our credit facility, sales of common and preferred stock, and issuance of debt.
      Our cell site count has increased from approximately 800 TDMA sites in early 2004 to 1,061 new technology sites at the end of 2005, resulting in expansion of our network capability and coverage in all of our territories. Our 2.5G equipment purchases and installation commitments to our equipment vendors and roaming partners are largely met. Capital expenditures for the year ended December 31, 2005 were approximately $95.0 million compared to approximately $94.4 million for the year ended December 31, 2004.
      We believe our network overlay and expansion efforts will improve our ability to attract customers in addition to providing customers of our roaming partners greater access to our networks. Although we do not anticipate adding as many cell sites in 2006 as we did in 2005, we plan to add capacity within our networks, allowing them to carry increased roaming traffic and to accommodate the new technology customer migration. We anticipate our total expenditures for 2006 will be in the $70 million range. We expect to fund these capital expenditures primarily from cash on hand and operating cash flow.
      Senior and Junior Exchangeable Preferred Stock. Until May 2003, we paid the dividends on our senior exchangeable preferred stock by issuing additional shares of exchangeable preferred stock and until February 2005, we paid the dividends on our junior exchangeable preferred stock by issuing additional shares of junior preferred stock. Because we had failed to pay six or more quarterly dividends on our senior exchangeable preferred stock, a “Voting Rights Triggering Event,” as defined in the terms of our senior exchangeable preferred stock, existed as of November 15, 2004. Accordingly, the holders of senior exchangeable preferred stock exercised their right to elect two directors. Additionally, while a “Voting Rights Triggering Event” exists, certain terms of our senior preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowings under our revolving credit facility.
      On October 26, 2005, we paid four quarterly dividends on our outstanding senior exchangeable preferred stock. These quarterly dividends totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million were paid from existing cash. The payment of these dividends reduced the number of unpaid quarterly dividends to five and eliminated the then existing “Voting Rights Triggering Event” and any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility, allowing us to draw $58 million under the revolving credit facility and issue $175 million in new senior subordinated floating rate notes. Subsequent to the issuance of the notes and borrowing under our credit facility, we elected not to pay cash dividends in November 2005 or February 2006 on our senior exchangeable preferred stock and a “Voting Rights Triggering Event” again exists. Management does not anticipate paying additional dividends in the foreseeable future.
      Beginning in May 2005 our junior exchangeable preferred stock dividends are to be paid in cash. We did not declare or pay the quarterly dividends payable in May 2005, August 2005, November 2005, or February 2006 on the junior exchangeable preferred stock. If we elect not to pay the required cash dividends on our junior exchangeable preferred stock for six or more quarters, the holders will have the right to elect directors and our ability to incur debt may be limited.
      Total accrued dividends in arrears for both the junior and senior exchangeable preferred securities, through December 31, 2005, were approximately $61.0 million.
      Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. With the proceeds of this offering, we redeemed all of our outstanding 9 5/8 % Senior Subordinated Notes. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest to the repurchase date of December 7, 2005, and a $2.0 million premium for early repurchase.
      Credit Facility. The credit facility is subject to various covenants, including the ratio of senior secured indebtedness to annualized operating cash flow (as defined in the credit facility), the ratio of total indebtedness to annualized operating cash flow, and the ratio of annualized operating cash flow to interest expense. Effective October 18, 2005, we received approval from a majority of the banks who are lenders under the revolving credit facility to exclude the $17.8 million of senior exchangeable preferred dividends paid on October 26, 2005, from the interest coverage covenant calculation. As of December 31, 2005, we had borrowed $58.0 million against the revolving credit facility. We were in compliance with the covenants as of December 31, 2005.
      Our borrowings under the revolving credit facility bear interest at rates based on, at our option, either (i) the one, two, three, six, or, if made available by the lender, nine or twelve month Eurodollar rate, which is determined by reference to the Adjusted LIBOR rate, or (ii) the Alternate Base Rate, which is the higher of the prime lending rate on page 5 of the Telerate Service and the Federal Funds Effective Rate plus 1/2 of 1 percent. In each case, we are required to pay an additional margin of interest above the

Eurodollar rate or the Alternate Base Rate. The margin is based on the ratio of our senior secured debt to our adjusted cash flow. The margin above the Alternate Base Rate ranges from 1.50% to 2.00%. The margin above the Eurodollar rate fluctuates from 2.50% to 3.00%.
      Liquidity. Primarily reflecting the borrowing of $58.0 million against the revolving credit facility and the issuance of the senior subordinated floating rate notes, RCC’s cash and cash equivalents and short-term investments increased to $153.6 million as compared to $85.3 million at December 31, 2004. As of December 31, 2005, we would have been able to make a total of $73.0 million in restricted payments. Cash interest payments during the year ended December 31, 2005 were $133.0 million as compared to $101.4 million during the year ended December 31, 2004. We expect to fund our anticipated cash requirements primarily from cash on hand and operating cash flow and anticipate that we will be in compliance with our revolving credit facility covenants in 2006.
Cash flows for the year ended December 31, 2005, compared with the year ended December 31, 2004

	December 31,	December 31,
	2005	2004	Change

Net cash provided by operating activities	$72,937	$130,277	$(57,340)
Net cash used in investing activities	(161,585)	(81,459)	(80,126)
Net cash provided by (used in) financing activities	90,131	(106,026)	196,157
Net decrease in cash and cash equivalents	1,483	(57,208)	58,691
Cash and cash equivalents, at beginning of year	85,339	142,547	(57,208)
Cash and cash equivalents, at end of year	$86,822	$85,339	$1,483
      Net cash provided by operating activities was $72.9 million for the year ended December 31, 2005. Adjustments to the $64.1 million net loss to reconcile to net cash provided by operating activities include $100.5 million in depreciation and amortization, a $7.0 million impairment of assets, and a $33.2 million increase in accrued preferred stock dividends. Partially offsetting these items were increases of $14.3 million in accounts receivable, $5.2 million in inventory, and $5.7 million in gains on repurchase and exchange of preferred stock.
      Net cash used in investing activities for the year ended December 31, 2005 was $161.6 million. This amount included $95.0 million for purchases of property and equipment and $66.8 million in net short-term investment purchases. The majority of property and equipment purchases are related to our 2.5G network overlay. Our 2.5G network construction commitments to our roaming partners and to equipment vendors were substantially met as of December 31, 2005.
      Net cash provided by financing activities for the year ended December 31, 2005 was $90.1 million, primarily reflecting the completed offering of $175 million aggregate principal amount of our senior subordinated floating rate notes and the borrowing of $58 million under our credit facility, partially offset by the payment of $125.0 million to redeem our 9 5/8 % senior subordinated notes and $13.4 million to repurchase senior exchangeable preferred stock.
      Under the documents governing our indebtedness, we are able to make limited restricted payments, including the repurchase of senior subordinated notes or preferred stock and the payment of dividends to holders of our equity securities. As of December 31, 2005, we had approximately $73.0 million of restricted payments capacity. During 2005 and 2004, we repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively.
      Based upon existing market conditions and our present capital structure, we believe that cash flows from operations, cash, cash equivalents, and short-term investments will be sufficient to enable us to meet required cash commitments through the next twelve-month period.

Contractual Obligations Summary
      The following table summarizes our contractual commitments, including dividends, interest, and principal amounts that are payable in cash, as of December 31, 2005 through the mandatory redemption dates (in thousands) for the securities listed below.

				Senior				Senior and
			Line of	Subordinated	9 3/4% Senior	9 7/8% Senior		Junior
			Credit	Floating Rate	Subordinated	Notes	Senior	Exchangeable	Class M
	Operating	Purchase	(Due	Notes (Due	Notes (Due	(Due	Secured	Preferred	Preferred
	Leases	Commitments(1)	3/25/2010)(2)	11/1/2012)(3)	1/15/2010)	2/1/2010)	Notes(4)	Securities(5)	Securities(6)	Total

2006	$17,140	$7,200	$4,217	$17,571	$29,250	$32,094	$43,261	$55,411	$—	$206,144
2007	15,065	—	4,217	17,571	29,250	32,094	43,261	55,411	—	196,869
2008	12,746	—	4,217	17,571	29,250	32,094	43,261	55,411	—	194,550
2009	10,242	—	4,217	17,571	29,250	32,094	43,261	55,411	—	192,046
2010	5,172	—	58,970	17,571	301,219	327,674	191,792	226,331	—	1,128,729
Thereafter	4,551	—	—	207,254	—	—	384,729	292,747	284,487	1,173,768

Total	$64,916	$7,200	$75,838	$295,109	$418,219	$456,050	$749,565	$740,722	$284,487	$3,092,106

(1)	In 2003, we entered into a five-year $56.6 million purchase commitment with a vendor to install 2.5G network equipment. Through December 31, 2005, we have incurred $49.4 million in equipment purchases related to this agreement.

(2)	The Line of Credit matures March 25, 2010. The Line of Credit interest rate obligations are reflected at the December 31, 2005 rate level of 7.3%. Increases or decreases in LIBOR will impact interest expense in future years.

(3)	The floating rate notes mature November 1, 2012. Floating interest rate obligations are reflected at the December 31, 2005 rate level of 10.3%. Increases or decreases in LIBOR will impact interest expense in future years.

(4)	The senior secured notes consist of two notes, one fixed rate 8 1/4% and one floating rate. The floating rate notes mature March 15, 2010 and the 8 1/4 % notes mature March 15, 2012. Floating interest rate obligations are reflected at the December 31, 2005 rate level of 9.0%. Increases or decreases in LIBOR will impact interest expense in future years.

(5)	This table assumes cash dividends are paid each year. If dividends are not paid in cash, they accrue and compound until paid. If senior exchangeable preferred cash dividends are not declared and paid at any time prior to the mandatory redemption date of May 15, 2010, and the junior exchangeable preferred cash dividends are not declared and paid at any time prior to the mandatory redemption date of February 15, 2011, the total liquidation preference plus accumulated and unpaid dividends will be $829.7 million.

(6)	Dividends on the Class M convertible preferred stock are compounded quarterly, accrue at 8% per annum and are payable upon redemption. The scheduled redemption date for Class M preferred stock is April 3, 2012. Dividends are not payable if the preferred stock is converted into equity.
      Off-Balance Sheet Financings and Liabilities. We do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.
Other Matters

Inflation
      The impact of inflation on our operations has not been significant.

Seasonality
      We experience seasonal fluctuations in revenue and operating income. Our average monthly roaming revenue per cellular customer increases during the second and third calendar quarters. This increase reflects greater usage by our roaming customers who travel in our cellular service area for weekend and vacation recreation or work in seasonal industries. Because our cellular service area includes many seasonal recreational areas, we expect that roaming revenue will continue to fluctuate seasonally more than service revenue.

Certain quarterly results for 2005 and 2004 are set forth below (in thousands, except per share data):

	2005 Quarter Ended				2004 Quarter Ended

	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec

Revenue:
Service	$94,695	$98,865	$98,287	$96,001	$88,585	$94,979	$97,093	$96,562
Roaming	19,622	25,112	41,785	36,255	25,740	26,266	29,739	23,759
Equipment	9,054	9,420	8,220	7,619	5,523	5,338	5,589	5,644

Total Revenue	$123,371	$133,397	$148,292	$139,875	$119,848	$126,583	$132,421	$125,965
Operating income (loss)	$23,814	$21,033	$35,931	25,168	$38,831	$38,291	$40,156	$(15,565)
Net income (loss) before income tax benefit	$(18,574)	$(16,269)	$(7,721)	$(21,976)	$(15,348)	$6,597	$5,437	$(57,299)
Net income (loss) applicable to common shares	$(21,804)	$(19,597)	$(11,151)	$(18,744)	$(18,482)	$3,403	$2,184	$(58,961)
Net income (loss) per basic share	$(1.77)	$(1.59)	$(0.89)	$(1.38)	$(1.51)	$0.28	$0.18	$(4.81)
Net income (loss) per diluted share	$(1.77)	$(1.59)	$(0.89)	$(1.38)	$(1.51)	$0.27	$0.17	$(4.81)
Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
      We have used senior secured notes, senior notes, senior subordinated notes, preferred securities, and bank credit facilities to finance, in part, capital requirements and operations. These financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. One percentage point of an interest rate adjustment would have changed our cash interest payments on an annual basis by approximately $3.9 million in 2005.

Financial Instruments
      We have invested in short-term investment securities which have maturities of six months or less and are comprised primarily of obligations of the U.S. Treasury, including bills, notes and bonds or obligations issued or guaranteed by agencies of the U.S. government. These securities are recorded at cost.
      At December 31, 2005, the carrying value of our short-term investments was approximately $66.8 million. Based on available market quotations, the carrying value of the short-term investments at December 31, 2005, was less than their fair value by approximately $141,000, which is comprised of gross unrecognized holding gains. We did not have any short-term investments at December 31, 2004.
      In connection with the issuance of $175 million of senior subordinated floating rate notes in November 2005, the Company entered into a collar to manage interest rates. This collar effectively limits interest from exceeding 5.87% and from being less than 4.25% on a $175 million notional amount, through its termination date of November 1, 2008.

BUSINESS
      We are a wireless communications service provider focusing primarily on rural markets in the United States. Our principal operating objective is to increase revenue and achieve profitability through increased penetration in our existing wireless markets.
      Our operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of our four territories, we have deployed a strong local sales and customer service presence in the communities we serve. Our marketed networks covered a total population (“POPs”) of approximately 6.5 million and served approximately 706,000 voice customers as of December 31, 2005.
      The following table summarizes our existing wireless systems as of December 31, 2005:
      Post and Prepaid Customers (Not including paging and long distance)

			Customers as of
			December 31,
	Percentage	Service Area			Square
	Ownership	POPS(1)	2005	2004	Miles	States

Territories
Cellular:
Midwest	100%	741,000	133,000	124,000	45,000	MN, ND, SD
Northeast	100%	2,174,000	251,000	267,000	46,000	MA, ME, NH, NY, VT
South	100%	2,011,000	97,000	118,000	79,000	AL, KS, MS
Northwest	100%	825,000	118,000	127,000	77,000	ID, OR, WA

Total		5,751,000	599,000	636,000	247,000
PCS:
Wireless Alliance	70%	754,000	11,000	13,000	19,000	MN, ND, SD, WI
Wholesale		N/A	96,000	81,000	N/A

Total		6,505,000	706,000	730,000	266,000

(1)	Reflects 2000 U.S. Census Bureau population data updated for December 2002.
      We believe our markets have favorable characteristics for the deployment of wireless networks. Also, in a number of our service areas, we are entitled to federal support funds that subsidize our expansion into high-cost territories that otherwise would not have telephone service, including wireless services.
      We believe that our extensive network of local distribution channels and our focus on local customer service provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors and agents in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.
      Our coverage areas have a large number of vacation destinations, substantial highway miles, and long distances between population centers, all of which we believe contribute to frequent roaming on our network by customers of other wireless providers. As a result, we have been able to negotiate long-term roaming agreements with several of the country’s largest wireless carriers that do not have as significant a presence in our markets. Our roaming agreements with other carriers help to provide us with a base of roaming revenue, which generates higher margins than local service revenue.
      Our networks utilize both 850 MHz and 1900 MHz spectrum in our service areas. As of December 31, 2005, approximately 47% of our wireless customers were using either CDMA or GSM handsets with advanced features that can be utilized throughout their respective service areas. With our networks, we are well equipped to offer our customers regional and local wireless coverage, and we manage our networks to provide high quality service, with minimal call blocking and dropped calls and seamless call delivery and hand-off.

      In July 2005, we centralized and streamlined our business organizational structure in order to redeploy resources to better support our new products and services. Accordingly, RCC’s sales, customer service, network operations, and financial areas are now managed on a functional basis through a centralized management structure. We believe this change will allow us to more efficiently apply best practices company-wide, streamline decision-making, and improve our relationship with customers.
Our 2005 operating results reflect the following:

•	Continued construction of our 2.5G networks and, accordingly, improved roaming minutes over the previous year,

•	Continued transition of our customers to 2.5G handsets,

•	Increased service revenue, primarily reflecting higher LSR and USF support,

•	Increased costs required to support and market 2.5G networks, products, and customers, and

•	Increased customer churn and declining customers, reflecting increased customer care needs, which we encountered during the commercial introduction of our GSM networks and transition to a new technology billing system.
      For the year ended December 31, 2005 as compared to the year ended December 31, 2004, service revenue increased 2.8% to $387.8 million and LSR increased to $50 as compared with $46. Contributing to the increase in LSR were increased levels of USF support and increased access, data, and features revenue. USF support payments increased to $40.8 million for the year ended December 31, 2005 as compared to $28.2 million for the prior year.
      During 2005, our total customers decreased by 24,209 to 705,602 at December 31, 2005 as compared to 729,811 at December 31, 2004. We believe the reasons contributing to the decrease include the transitional stage of our networks, migration of customers to 2.5G products and services, and the change in billing systems.
      Roaming revenue for the year ended December 31, 2005 was $122.8 million as compared to $105.5 million in the year ended December 31, 2004. The increase in roaming revenue reflects increased roaming outcollect minutes as compared to the prior year partially offset by outcollect roaming yield declining to $0.15 per minute in the year ended December 31, 2005 as compared to $0.16 per minute in the year ended December 31, 2004.
      At December 31, 2005, substantially all of our 1,061 cell sites were equipped with 2.5G technology. During the years ended December 31, 2005 and 2004, 2.5G outcollect minutes accounted for 80% and 35%, respectively, of our total outcollect minutes. As of December 31, 2005, approximately 47% of our postpaid customers were using new technology handsets as compared to 6% at December 31, 2004.
Our 2005 balance sheet reflects the following:

•	Payment of four quarterly dividends. On October 10, 2005, our board declared payment of four quarterly dividends on our outstanding senior exchangeable preferred stock. These dividends, which were paid on October 26, 2005, represented the quarterly dividends payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million reduced the number of unpaid quarterly dividends on the senior exchangeable preferred stock to five, which remedied the then existing “Voting Rights Triggering Event” and removed any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility. We did not declare or pay the quarterly dividends due in November 2005 or February 2006. Accordingly, there now exists a “Voting Rights Triggering Event.”

•	Revolving Credit Facility. Effective October 18, 2005, we received approval from a majority of the banks who are lenders under our revolving credit facility to exclude the $17.8 million of senior exchangeable preferred dividends paid on October 26, 2005, from the interest coverage covenant calculation. We also borrowed $58.0 million against the revolving credit facility on November 3, 2005 and were in compliance with all of the credit facility financial covenants as of December 31, 2005. Our failure to pay the cash dividends on our senior exchangeable preferred stock may affect our ability to incur additional debt under the revolving credit facility.

•	Conversion of Class T Convertible Preferred Stock into Common Stock. On October 27, 2005, RCC converted all of its outstanding shares of Class T convertible preferred stock into 43,000 shares of Class A and 105,940 shares of Class B common stock. This conversion resulted in a gain of approximately $6.7 million, which partially offset preferred stock dividends in 2005.

•	Offering of Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. Interest is reset quarterly. With the proceeds of this offering, we redeemed all of our outstanding 9 5/8 % senior subordinated notes. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest to the repurchase date of December 7, 2005, and $2 million premium for early repurchase.

•	Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. In 2005, we exchanged an aggregate of 10,535 shares of our senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A common stock in negotiated transactions. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act.

•	Repurchase of Senior Exchangeable Preferred Stock. In 2005, we repurchased 14,932 shares of senior exchangeable preferred stock for $13.4 million.

•	Capital Expenditures. Including the cost of our network overlays, our total capital expenditures for 2005 were approximately $95.0 million compared to $94.4 million in 2004.

Marketing of Products and Services

Local Service
      We have developed our marketing strategy on a market-by-market basis and offer service plan options to our customers tailored to address their specific needs and to encourage cellular usage. In general, because our customers typically live in rural areas, they are more likely to purchase plans that provide a regional footprint than a national one. Most of our service plans have a fixed monthly access fee, which includes a specified number of minutes, and incremental fees for enhanced services. As a result of our focus on marketing strategies as well as the upgrade of our networks to digital capability, we are able to offer our customers an array of services on an individual or bundled basis including:

•	Short Message Service — allows a customer to receive and send text messages or content messages.

•	Voicemail — allows a customer to receive and retrieve voicemail.

•	Wireless Imaging Service — allows customers to receive and send pictures to another wireless handset or PC.

•	2.5G Technology Data Services — includes picture phones, BREW and Java service, data cards, and Internet accessibility allowing customers to download ring-tones, games, graphics, entertainment and information.

•	Mobile Web — allows customers to access the Internet from a laptop computer through our wireless network.

      During the second half of 2006, we anticipate expanding our 2.5G technology data services to include email and calendaring capability.
      In addition to tailoring our service plans based on features and minutes of use, we also offer our customers regional calling plans and national plans that allow our customers to pay home usage rates while traveling within specified regional zones, both within and outside of our cellular service areas. We have also established preferred roaming contracts and developed system integration with adjacent cellular carriers, which permit our customers to receive automatic call delivery, call forwarding, voicemail, and call hand-off nationwide.

Roaming
      We have roaming agreements in our markets with various carriers. Under most of our roaming agreements, the roaming yield per minute we receive from outcollect calling minutes, in addition to the cost per minute we pay for our customers’ incollect activity, declines over time. We have structured our roaming agreements to enable us to provide expanded network access to our customers both regionally and nationally and provide roaming rates based upon factors such as network coverage, feature functionality, and number of customers. Under our agreements with Cingular and Verizon Wireless, we have been able to attain preferred roaming status by overlaying our existing Northeast, Northwest, and South networks with GSM/ GPRS/ EDGE and our Midwest territory with CDMA/2000/1XRTT technology.
      A substantial portion of our roaming revenue has been derived from agreements with three national wireless providers, Cingular, T-Mobile, and Verizon Wireless. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its 2004 merger with AWE), Verizon Wireless, and T-Mobile accounted for approximately 92%, 86%, and 89%, respectively, of our total outcollect roaming minutes. For the years ended December 31, 2005, 2004, and 2003, Cingular (on a pro forma basis giving effect to its merger with AWE) accounted for approximately 11.9%, 9.9%, and 14.5%, of our total revenue.
      Our agreements with our three most significant roaming partners are as follows:

•	Cingular, which is effective through December 2009,

•	T-Mobile, which is effective through December 2007, and

•	Verizon, which is effective through December 2009.

Customer Equipment
      We currently sell handsets manufactured by Audiovox Corporation, LG Electronics, Inc., Motorola, Inc., and Nokia Telecommunications, Inc. and accessories manufactured by a number of sources.

Distribution and Sales
      We market our wireless products and services through direct sales distribution channels, which include Company-owned retail stores and account executives. We also utilize indirect sales distribution channels, including independent sales agents. All distribution channels are managed on a territorial basis.
      Our distribution channels include the following:

•	direct sales through:

•	retail stores and kiosks that we operate and staff with our employees. As of December 31, 2005, we had 89 stores, primarily located in our more densely populated markets. In addition, we had nine stand-alone kiosks. Our retail locations help us establish our local presence and promote customer sales and service;

•	account executives who are our employees and focus on business and major account sales and service;

•	telesales, which are conducted by customer service representatives, internet, and toll-free phone services; and

•	indirect sales through approximately 350 independent sales agents. Our independent sales agents are established businesses in their communities and include retail electronics stores, farm implement dealers, automobile dealers, automotive parts suppliers, college and university bookstores, video and music stores, and local telephone companies. Most of the agents sell our services in conjunction with their principal business. We provide cellular equipment to the agents for sale to customers, and the agents market our services utilizing a cooperative advertising program.

Customer Base
      At December 31, 2005, our customer base consisted of three customer categories: postpaid, wholesale, and prepaid. Postpaid customers accounted for the largest portion of our customer base as of that date, at 85%. These customers pay a monthly access fee for a wireless service plan that generally includes a fixed number of minutes and certain service features. In addition to the monthly access fee, these customers are typically billed in arrears for long-distance charges, data usage, roaming charges, and minutes of use exceeding the rate plans. Our wholesale customers are similar to our postpaid customers in that they pay monthly fees to utilize our network and services; however, the customers are billed by a third party (reseller), who has effectively resold our service to the end user (customer). We in turn bill the third party for the monthly usage of the end user. Wholesale customers accounted for 13% of our total customer base as of December 31, 2005. Our prepaid customers accounted for 2% of our customer base as of December 31, 2005.

Customer Service
      To provide consistent customer service in our service centers, we have implemented local monitoring and control systems and maintain customer service departments consisting of trained personnel who are aware of the needs of the customers in our local markets. Our customer service centers are located in Alexandria, Minnesota; Bangor, Maine; Enterprise, Alabama; and Bend, Oregon. Our customer service centers can be accessed 24 hours a day, 365 days a year, and are responsible for processing new service orders and service changes for existing customers and maintaining customer records.

Service Marks
      In 2005, all of our territories used the UNICEL® brand, which we own.
Network Operations
      We develop and build our wireless service areas in response to customer demand by adding channels to existing cell sites, building new cell sites to increase coverage and capacity, and upgrading entire networks with advanced technology and services. Where appropriate, we also upgrade acquired properties to enable us to provide similar quality service over our entire network. We expect to continue our wireless system expansion where necessary to add and retain customers, enhance customer usage on our systems, and increase roaming traffic. We also enhance our systems through scalable network equipment, cell site splitting, cell site sectorization, and digital upgrades of our systems. In addition to improving service quality, these enhancements generally provide improved network system performance and efficiency of operations. Our network consisted of 1,061 cell sites as of December 31, 2005.

Technology
      As of December 31, 2005, we had substantially completed our 2.5G network overlay. 2.5G refers to wireless technology and capability usually associated with General Packet Radio Services (“GPRS”),

Enhanced Data rates for Global Evolution (“EDGE”), and Code Division Multiple Access/ 1x Radio Transmission Technology (“CDMA2000/1XRTT”).

Technology	Territory Deployment	Description

CDMA2000/1XRTT	Midwest — deployed in 2003 and 2004 and commercially launched in August 2004.	CDMA2000/1XRTT is an evolution of CDMA technology and represents a step towards 3G technology and allows data transmission at approximately 50 kilobits per second (“Kbps”).
GSM/ GPRS	Northeast, Northwest, and South — network deployment is operational and commercially launched throughout the first half of 2005.	GSM/GPRS facilitates certain applications that have not previously been available over GSM networks due to the limitations in speed of Circuit Switched Data and message length of the Short Message Service. Dataspeeds of up to approximately 35 Kbps are expected.
EDGE	Northeast, Northwest, and South — substantially overlaid in the first half of 2005.	EDGE is an evolution of GPRS technology and is a system designed to increase the speed of data transmission via cell phone, creating broadband capability. EDGE technology data speeds are expected to be approximately 70-135 Kbps.
      Commercial introduction of CDMA/2000/1XRTT services in our Midwest territory began in August 2004, and commercial introduction of GSM/ GPRS/ EDGE services began in our Northeast and Northwest territories in January 2005 and in our South territory in the summer of 2005. Our 2.5G technology networks utilize existing 850 MHz and 1900 MHz spectrum. At December 31, 2005, substantially all of our cell sites incorporated 2.5G technology.
      In addition to our 2.5G network overlay efforts throughout 2005, we expanded our coverage with the following initiatives:

•	Midwest territory CDMA network expansion into the adjacent markets of Hibbing and Virginia, Minnesota and Fargo and Grand Forks, North Dakota,

•	Northeast territory GSM network expansion into the adjacent market of Lewiston-Auburn, Maine,

•	Northeast territory GSM network expansion into the adjacent Lakes Area territory in east central New Hampshire, and

•	Northwest territory GSM network expansion into the adjacent markets of Lewiston-Moscow, Idaho and Madras, Oregon.
      We also have PCS networks in our Midwest and Northeast territories that satisfy FCC build-out requirements and allow us to receive outcollect revenue from our national roaming partners and minimize our incollect cost from our existing customers using their phones in those areas. We do not market our wireless service to residents of these areas.

Licenses
      Our reasons for building out our licenses can vary. We build out many of our licenses primarily to market our wireless services directly to that territory’s population and to capture outcollect roaming minutes. We build out other licenses to minimize incollect cost and capture outcollect roaming minutes while not marketing our services to that territory’s population. In some cases, we have chosen not to build out licensed areas, usually because of insufficient current financial incentive.
      Our total marketed service areas served 705,602 customers as of December 31, 2005. The following map illustrates the locations of our 850 MHz Cellular and 1.9 GHz PCS licenses as of December 31, 2005.

Suppliers and Equipment Partners
      We do not manufacture any customer or network equipment. The high degree of compatibility among different manufacturers’ models of handsets and network facilities equipment allows us to design, supply, and operate our systems without being dependent upon a single source of equipment. Our legacy networks use equipment manufactured by Northern Telecom, Inc., Lucent Technologies Inc., Harris, Inc., Alcatel, Ericsson, Inc., and Motorola, Inc. Our 2.5G networks primarily utilize equipment manufactured by Ericsson, Inc. and Nokia Telecommunications, Inc.
Competition
      We compete against wireless carriers in each of our markets and also compete with a number of enhanced specialized mobile radio service providers. We compete for customers based on numerous factors, including wireless system coverage and quality, service value equation (minutes and features over price), local market presence, digital voice and features, customer service, distribution strength, and brand name recognition. Some competitors also market other services, such as landline local exchange and internet access service, with their wireless service offerings. Many of our competitors have been operating for a number of years, currently serve a substantial customer base, and have significantly greater financial, personnel, technical, marketing, sales, and distribution resources than we do.

      The following table lists our major competitors by territory:

US
Region	Alltel	Cingular	Sprint/Nextel	T-Mobile	Cellular	Verizon	Other (*)

Midwest	X	X	X	X			Dobson Communications, Qwest
Northeast		X	X	X	X	X
Northwest		X	X	X	X	X	Qwest, Inland Cellular, Snake River Wireless
South	X	X	X	X		X	Southern Linc, Pine Belt Wireless, Public Service Telephone, Westlink Communications, Panhandle Telecommunications, Cellular Telepak, Inc.

(*)	National Third Party Resellers. We also compete with national third party resellers including Virgin Mobile USA, LLC and TracFone Wireless, Inc. These resellers purchase bulk wireless services from wireless providers and resell through mass-market retail outlets, including Wal-Mart, Target, Radio Shack, and Best Buy. TracFone purchases bulk wireless services from RCC in selected markets.
      Continuing industry consolidation has resulted in the increased presence of regional and national wireless operators within our service areas. More recently, some national wireless operators have begun to build small networks in more densely populated or well-traveled portions of our service areas. National advertising and promotional programs by national wireless operators run in our markets are a source of additional competitive and pricing pressures even though these operators may not provide service in those markets.
      In the future, we expect to face increased competition from entities holding licenses for PCS spectrum not yet operating in our markets. The FCC has issued licenses for both narrowband and broadband PCS, and six broadband licenses were issued in each of our cellular service areas. Under FCC rules, PCS license holders are allowed to disaggregate the spectrum covered by their license. Accordingly, we may face competition from additional providers of PCS if the FCC approves a disaggregation of spectrum for any PCS license in one of our service areas. In addition, the Omnibus Budget Reconciliation Act of 1993 required, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. Some portion of this spectrum may be used to create new land-mobile services or to expand existing land-mobile services. Further, the FCC has auctioned or announced plans to auction licenses in the 39 GHz spectrum and 700 MHz spectrum that may be used for wireless communications that would compete with our services.
      We also compete to a lesser extent with resellers, landline telephone service providers, fixed wireless services, specialized mobile radio, private radio systems and satellite-based telecommunications systems. A reseller provides wireless services to customers but does not hold an FCC license and might not own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee’s service and a competitor of that licensee.
      Cable companies are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower prices to customers and increased competition for wireless services.
      The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. Accordingly, with the entry of new competitors and the development of new technologies, products, and services, competition in the wireless telecommunications industry has been dynamic and intense.

      Our ability to compete successfully is dependent, in part, on our ability to anticipate and respond to various competitive factors affecting the industry. Our marketing and sales organization monitors and analyzes competitive products and service offerings, changes in consumer preferences, changes in demographic trends and economic conditions, and pricing strategies by competitors that could adversely affect our operations or present strategic opportunities.
      We believe that we are strategically positioned to compete with other communications technologies that now exist. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.
Legislation and Regulation
      The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state, and local regulation and legislation affecting the telecommunications industry. Many existing federal, state, and local laws and regulations are currently the subject of judicial proceedings, legislative hearings, and administrative proposals that could change, in varying degrees, the manner in which the telecommunications industry operates. Neither the outcome of these proceedings nor their impact upon the telecommunications industry or us can be predicted.

Overview
      Our business is subject to varying degrees of federal, state, and local regulation. The FCC has jurisdiction over all facilities of, and services offered by, wireless licensees such as us, to the extent those facilities are used to provide, originate, or terminate interstate or international communications. The Communications Act of 1934, as amended (the “Communications Act”), preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio service (“CMRS”), which includes our cellular service and broadband personal communications service. Otherwise, state and local regulatory commissions may exercise jurisdiction over most of the same facilities and services to the extent they are used to originate or terminate intrastate or intra-Major Trading Area communications and with respect to zoning and similar matters. The manner in which we are regulated is subject to change in ways we cannot predict.

Federal Licensing of Wireless Systems
      Geographic Market Area Licenses. CMRS providers operate under licenses granted by the FCC within a specified geographic market area. For cellular systems, those market areas are typically Metropolitan Statistical Areas (“MSAs”) or Rural Service Areas (“RSAs”) as defined by the FCC. PCS systems are normally licensed within market areas known as Major Trading Areas (“MTAs”) or Basic Trading Areas (“BTAs”), although it is possible to obtain, and we currently hold, some PCS licenses that are for market areas smaller than an entire MTA or BTA, known as a partitioned area.
      While the FCC has used an assortment of methods in the past to grant licenses, most if not all new CMRS licenses granted by the FCC are by auction. The FCC determines the availability of licenses in particular frequency ranges, as well as the terms under which license auctions are conducted. Our ability to secure new licenses that could be used to introduce advanced “third generation” wireless services may depend upon our success in future FCC auctions. For example, in 2006 the FCC is expected to auction and license 90 megahertz of spectrum in six blocks for third generation and advanced wireless services. In the next several years the FCC is also expected to auction additional spectrum below 3 GHz and in the 700 MHz band.
      Construction and Operation. Most cellular licensees, including RCC, have substantially constructed their systems and have license rights in their Cellular Geographic Service Areas that cut off rights of others to obtain licenses on the same frequencies in the same areas. We do not need to perform additional construction under our cellular licenses to retain those licenses. If we were to discontinue operation of a cellular system for a period of at least 90 continuous days, our license for such area would be automatically forfeited. However, we have no intention of allowing any discontinuance of service that may occur to last as long as 90 continuous days.
      In order to retain licenses, PCS licensees, including RCC, are required by the FCC’s rules to construct facilities in the geographic areas authorized under their PCS licenses. That construction must result in a signal level adequate to permit an offering of services to a certain percentage of the population covered by those licenses within specified periods, based on the date of the grant of the licenses. Our PCS licenses are subject to revocation or nonrenewal by the FCC, as are all similar licenses held by other companies, if these build-out requirements are not satisfied in a timely manner. Build-out requirements apply as to certain PCS licenses we have acquired from other entities. We believe that our construction will progress at a pace that allows for timely compliance with the construction requirements.
      Because we hold PCS licenses, we must comply with FCC microwave relocation rules. A block of spectrum licensed for PCS may be encumbered by a previously licensed microwave system. In such a case, if the PCS licensee cannot avoid interference with the microwave system, the FCC requires the PCS licensee to provide six months’ advance notice that interference may occur upon simultaneous operation of the PCS and microwave facilities and direct the microwave licensee to cease operation or move to other, non-interfering frequencies after such period of time. A PCS licensee is also obligated to participate in cost-sharing if a previous relocation of a microwave incumbent benefits more than one PCS licensee. However, a PCS licensee will not trigger any new cost-sharing obligations for sites activated April 5, 2005 or later, due to the termination of the FCC’s cost-sharing plan as of April 4, 2005. We believe that we are in compliance with applicable FCC microwave relocation and cost-sharing rules.
      CMRS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters, including coordination of proposed frequency usage with adjacent systems in order to avoid electrical interference between adjacent systems. The FCC also requires licensees to secure FCC consent to system modifications in specified instances.
      Entities such as RCC that own towers used for radio systems are subject to Federal Aviation Administration and FCC regulations respecting the location, marking, lighting, and construction of towers and are subject to the requirements of the National Environmental Policy Act, National Historic Preservation Act, and other environmental statutes enforced by the FCC. The FCC has also adopted guidelines and methods for evaluating human exposure to radio frequency emissions from radio equipment. We believe that all wireless devices we currently provide to our customers, and all our radio systems on towers that we own or occupy, comply with these requirements, guidelines, and methods.
      We use, among other facilities, common carrier point-to-point microwave facilities to connect cell sites and to link the cell sites to the main switching office. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters, frequency protection, and service.
      Renewal of Licenses. Near the conclusion of the generally ten-year term of a spectrum license, a licensee must file an application for renewal of the license to obtain authority to operate for up to an additional ten-year term. An application for license renewal may be denied if the FCC determines that the renewal would not serve the public interest, convenience, or necessity. The FCC also may revoke a license prior to the end of its term in extraordinary circumstances. In addition, at license renewal time, other parties may file competing applications for the authorization. The FCC has adopted specific standards stating renewal expectancy will be awarded to a spectrum licensee that has provided substantial service during its license term and has substantially complied with applicable FCC rules and policies and the Communications Act. If the FCC awards the licensee a renewal expectancy, its license renewal application generally is granted and the competing applications are dismissed.
      Although we are unaware of any circumstances that would prevent the approval of any future renewal application, no assurance can be given that the FCC will renew any of our licenses. Moreover, the FCC has the authority to restrict the operation of a licensed facility or revoke or modify licenses. None of our licenses has ever been revoked or involuntarily modified.

      Assignment of Licenses or Transfer of Control of Licensees. FCC licenses generally may be transferred and assigned, subject to specified limitations prescribed by the Communications Act and the FCC. The FCC’s prior approval is required for the assignment or transfer of control of a license for a wireless system. Before we can complete a purchase or sale, we must file appropriate applications with the FCC, and the public is by law granted a period of time, typically 30 days or less, to oppose or comment on the proposed transaction. In addition, the FCC has established transfer disclosure requirements that require licensees who assign or transfer control of a license acquired through an auction within the first three years of their license terms to file associated sale contracts, option agreements, management agreements, or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. In any instance where a proposed transaction would result in an entity holding attributable ownership interests in both the frequency Block A and frequency Block B cellular carriers in the same MSA or RSA, or where the acquiring entity would add to its own spectrum holdings in the same area, the FCC conducts a case-by-case analysis of the potential effect upon competition and may disapprove of the transaction or issue approval subject to conditions that may or may not be acceptable to the parties. Non-controlling minority interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to any applicable FCC notification requirements.
      Limitation on Foreign Ownership. Ownership of our capital stock by non-U.S. citizens is subject to limitations under the Communications Act and FCC regulations. Under existing law, no more than 20% of a licensee’s capital stock may be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity’s capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. Indirect foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest.

Regulatory Matters and Developments
      Enhanced 911 Services. 850 MHz and 1900 MHz licensees must comply with the FCC’s rules regarding emergency 911 service. There is a staged process for the required deployment of enhanced 911 services, referred to by the FCC as Phase I and Phase II.
      Under Phase I, cellular and PCS licensees were required as of April 1, 1998, or within six months of a request from the designated Public Safety Answering Point (“PSAP”), whichever is later, to be able to provide, if available to the serving carrier, the telephone number of the originator of a 911 call and to provide to the designated PSAP the location of the cell site or base station receiving a 911 call from any mobile handset accessing their systems through the use of Automatic Number Identification and Pseudo-Automatic Number Identification. We are in substantial compliance with Phase I requirements.
      Under Phase II, cellular and PCS licensees must be able to provide to the designated PSAP the location of all wireless 911 callers, by longitude and latitude, in conformance with particular accuracy requirements. To comply, licensees may elect either network-based or mobile radio handset-based location technologies and thereafter meet, according to a phased-in schedule, the enhanced 911 service standards stated in the FCC’s rules. We notified the FCC of our intention to utilize network-based location technologies to provide Phase II enhanced 911 service and amended the notification to indicate that, where we utilize CDMA network technology, we will rely upon a handset-based Phase II solution. Pursuant to terms and conditions of an FCC “Order to Stay” adopted in July 2002, granting us an extension of the compliance deadlines, we are subject to requirements of the FCC that, where we have deployed a network-based Phase II solution, we provide Phase II enhanced 911 service to at least 50% of a requesting PSAP’s coverage area or population beginning March 1, 2003, or within six months of a PSAP request, whichever is later, and to 100% of a requesting PSAP’s coverage area or population by March 1, 2004 or within 18 months of such a request, whichever is later. We have received requests from PSAPs for deployment of Phase II enhanced 911 service that relate to various areas where we provide cellular or PCS service and we have met the applicable 50%-coverage benchmark. Nevertheless, if the

FCC finds that the accuracy results produced by any of our Phase II deployments are not in compliance with FCC rules, the FCC could issue enforcement orders and impose monetary forfeitures upon us. We have filed with the FCC a request for waiver of the applicable FCC rule concerning field test results in the State of Vermont which may not be compliant with FCC location accuracy requirements if averaged only with results from the State of Vermont. To the extent that we are not meeting the FCC’s E911 Phase II location accuracy requirements in Vermont and other states we may need to file one or more additional petitions with the FCC to request a waiver of those requirements. The FCC has issued notices of apparent liability requiring other CMRS providers to pay fines based upon violations of enhanced 911 service requirements. The implementation of enhanced 911 obligations may have a financial impact on us. We are not yet able to predict the extent of that impact.
      Interconnection. FCC rules provide that a local exchange carrier (“LEC”) must provide CMRS providers interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or economically reasonable, and that CMRS providers are entitled to compensation from LECs for terminating wireline-to-wireless traffic that originates and terminates within the same MTA. The FCC has a rulemaking proceeding in progress to consider whether, and possibly how, to replace the current system of reciprocal compensation for termination of local telecommunications traffic, and access charges for inter-MTA traffic, with a uniform intercarrier compensation plan. That proceeding could result in changes to compensation arrangements we have with LECs and interexchange carriers for the exchange of telecommunications traffic. Additionally, although key provisions of FCC orders implementing the Communications Act’s interconnection requirements have been affirmed by the courts, certain court challenges to the FCC rules are pending.
      Universal Service. The Communications Act mandates that telecommunications carriers, such as us, contribute to the federal USF, the purpose of which is to ensure that basic telephone services are available and affordable for all citizens and that consumers in rural areas have similar choices in telecommunications services as consumers living in urban areas. The USF is intended to promote telecommunications infrastructure development in high cost areas and to provide subsidies to low income persons, schools, libraries, and rural health care providers. We also are required to contribute to state universal service programs administered by some states. The federal USF is administered jointly by the FCC, the fund administrator, and state regulatory authorities. Because we are a collection agent for customer contributions, we expect that our obligation to remit USF contributions will have a minimal financial impact on us.
      1996 amendments to the Communications Act allow wireless carriers such as us to pursue eligibility to receive USF funding for constructing, maintaining and improving our facilities and services in high-cost areas. When declared eligible for USF funding we are also obligated to offer discounts to low-income customers, which amounts are reimbursed to us through the federal Lifeline and Link-up programs. We must be designated as an eligible telecommunications carrier (“ETC”) by the state where we provide service (or, in some cases, the FCC) and the state (or, in some cases, we) must certify our eligibility to the FCC so that we may ultimately receive USF support. We have received ETC designation in the states of Alabama, Kansas, Maine, Minnesota, Mississippi, New Hampshire, Oregon, South Dakota, Vermont and Washington. We are currently receiving USF support, or expect soon to begin receiving USF support, in each of these states. To be eligible from year-to-year to receive USF support, our ETC certifications must be renewed each year. Our ability to receive USF support, and our obligations to pay into state and federal universal service funds, are subject to change based upon pending regulatory proceedings, court challenges, and marketplace conditions.
      The federal universal service program is under legislative, regulatory and industry scrutiny as a result of growth in the fund and structural changes within the telecommunications industry. The structural changes include an increase in the number of ETCs receiving support from the USF and a migration of customers from wireline service providers to providers using alternative technologies, like VoIP that, today, are not required to contribute to the universal service program. There are several FCC proceedings underway that are likely to change the way universal service programs are funded and the way these funds are disbursed to program recipients. The specific proceedings are discussed in greater detail below.

      On March 17, 2005, the FCC issued an order strengthening the conditions for telecommunications carriers to receive and maintain ETC designation. The new standards are mandatory when the FCC is responsible for evaluating ETC applications and recommended when state regulatory agencies are responsible for evaluating ETC applications. Effective October 1, 2006, the new standards require ETCs to: (1) provide a five-year plan demonstrating how support will be used to improve coverage, service quality or capacity, including annual progress reports; (2) demonstrate the network’s ability to remain functional in emergencies; (3) demonstrate how they will satisfy consumer and quality standards; (4) offer a “local-usage” plan comparable to the ILEC; and (5) acknowledge that they may be required to provide equal access to interexchange carriers in the event they become the sole ETC within a designated service area. The new standards are not expected to affect our universal service receipts. Further, additional certification requirements were imposed on ETC recipients. Some states have adopted, or are considering adopting, the same or similar requirements. The new FCC requirements are subject to both reconsideration requests pending at the FCC and judicial appeals.
      On June 14, 2005, the FCC issued a notice of proposed rulemaking initiating a broad inquiry into the management and administration of the universal service programs. The notice of proposed rulemaking seeks comment on ways to streamline the application process for federal support and whether and how to increase audits of fund contributors and fund recipients to deter waste and fraud. The FCC is also considering proposals regarding the contribution methodology, which could change the category of service providers that contribute to the fund and the basis upon which they contribute. At this time, we cannot estimate the impact that the potential changes, if any, would have on our operations.
      Finally, the FCC mandated that, effective October 1, 2004, the Universal Service Administrative Company (“USAC”) begin accounting for the USF program in accordance with generally accepted accounting principles for federal agencies, rather than the accounting rules that USAC formerly used. This change in accounting method subjected USAC to the Anti-Deficiency Act (the “ADA”), the effect of which could have caused delays in payments to USF program recipients and significantly increased the amount of USF regulatory fees charged to wireline and wireless consumers. In December 2004, Congress passed legislation to exempt USAC from the ADA for one year to allow for a more thorough review of the impact the ADA would have on the universal service program. In April 2005, the FCC tentatively concluded that the high-cost and low-income programs of the universal service fund comply with ADA requirements and has asked the Office of Management and Budget (“OMB”) to make a final determination on this issue. In November 2005 Congress extended the exemption for an additional year and is contemplating a permanent solution to alleviate the ADA issues and the related negative impact to the universal service program.
      Local Number Portability. The FCC has adopted rules on telephone number portability in an effort to achieve more efficient number utilization. Cellular and PCS licensees are required to provide number portability, which enables customers to change providers and services without changing their telephone number. By November 24, 2003, CMRS providers in the top 100 markets were required to offer number portability without impairment of quality, reliability, or convenience when customers switch wireless service providers, including the ability to support roaming throughout their networks. Providers in other markets were to comply by May 24, 2004 if they received a “bona fide request” to be open for porting-out of customer numbers at least six months prior from another wireless service provider. Where our operations are subject to the FCC mandate we are in compliance. In other areas any failure to comply with this obligation could result in a fine or revocation of our licenses.
      In addition, the FCC provided guidance to the wireline and wireless industries in the form of a decision released November 10, 2003 in response to a petition filed by the Cellular Telecommunications & Internet Association requesting that wireline carriers be required to allow their customers to retain their numbers when switching to a wireless carrier. The FCC concluded that, as of November  24, 2003, upon the request of a customer, wireline carriers in the top-100 markets must port numbers to wireless carriers where the wireless carrier’s “coverage area” overlaps the geographic location of the rate center in which the customer’s wireline number is provisioned, provided that the porting-in carrier maintains the number’s original rate center designation following the port. The wireless “coverage area” was defined by the FCC as the area in which wireless service can be received from the wireless carrier. Wireline carriers outside the top-100 markets were given until May 24, 2004 to comply with the same porting obligations. The FCC subsequently granted an extension of time until May 24, 2004 to wireline carriers in the top-100 markets that serve fewer than two percent of the nation’s customer lines if such wireline carriers had not received a request for local number porting from either a wireline carrier prior to May 24, 2003, or a wireless carrier that has a point of interconnection or numbering resources in the rate center where the customer’s wireline number is provisioned. In addition, state public utility commissions have authority under the Communications Act to suspend or extend FCC number portability requirements faced by wireline carriers that serve fewer than two percent of the nation’s customer lines. Several organizations representing wireline carriers petitioned the U.S. Court of Appeals, D.C. Circuit, for review of the FCC’s decision ordering wireline carriers to port numbers to wireless carriers. The court ordered the FCC to conduct a regulatory flexibility analysis concerning the effect of the number portability regulations upon small wireline carriers and, in the meantime, the court suspended the regulations to the extent they would apply to small wireline carriers.
      Meanwhile, the FCC invited and has received written comments on issues that bear upon wireless carriers’ obligations to port numbers to wireline carriers upon customer request. We expect to face obligations that will allow our customers to port their numbers to wireline carriers.
      CALEA. Telecommunications carriers also are subject to the Communications Assistance for Law Enforcement Act (“CALEA”), which is administered by the Department of Justice, Federal Bureau of Investigation (“FBI”) and the FCC. CALEA requires carriers to have a specific number of open ports available for law enforcement personnel with the appropriate legal authority to perform wiretaps on each carrier’s network. Full implementation of CALEA’s assistance capability requirements was previously required by June 30, 2000. However, because the FCC found that there was a lack of equipment available to meet these requirements, it accepted petitions for a two-year extension of this deadline on a carrier-by-carrier basis. We submitted such a petition and were granted a two-year extension, until June 30, 2002, to comply with CALEA’s assistance capability requirements. We petitioned the FCC for another two-year extension and received from the FBI a letter of support for our petition for extension. We also petitioned for additional time, through September 30, 2005, to complete final installation of CALEA features on a switch located in Alexandria, Minnesota. We received from the FBI a letter of support for our petition for extension. At this time CALEA features are installed and operational at all but one of our switching facilities. Additional requirements have been adopted to require cellular and PCS licensees to accommodate interception of digital packet mode telecommunications. We will become obligated to comply with these requirements only if and when we commence to offer services that make use of digital packet mode technology. If we are not able to comply with CALEA prior to the applicable deadlines, we could be subject to substantial fines that, under existing law, could be as much as $10,000 per day. We cannot predict yet whether we will be able to comply with CALEA requirements prior to the applicable deadlines.
      Other FCC-Mandated Payments. We also are required to contribute annually to the Telecommunications Relay Service Fund and the North American Numbering Plan Administration Fund and to remit regulatory fees to the FCC with respect to our licenses and operations. We do not expect that these financial obligations will have a material impact on us.
      Access by the Disabled. The FCC has adopted rules that determine the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The rules require wireless and other providers to offer equipment and services that are accessible to and useable by persons with disabilities. While the rules exempt telecommunications carriers from meeting general disability access requirements if these results are not readily achievable, it is not clear how the FCC will construe this exemption. Accordingly, the FCC occasionally adopts rules that may require us to make material changes to our network, product line, or services at our expense. By the regulatory deadline of September 15, 2005, we had begun to offer hearing aid compatible CDMA and GSM handsets. By September 16, 2006, we must either suspend all of our offerings of TDMA handsets or begin to offer hearing aid compatible TDMA handsets, which may not exist or be available to us. By February 18, 2008, 50% of all phone models offered must meet the MT3 performance level for acoustic coupling to accommodate hearing aid compatible functions. We are required to file and we do file with the FCC periodic progress reports on our preparation for implementing these offerings.
      Health and Safety. Various media reports and plaintiffs’ attorneys in lawsuits not involving us have suggested that radio frequency emissions from wireless handsets may be linked to an assortment of health concerns, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. The FCC and foreign regulatory agencies have updated and may continue to update the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids, and medical devices. The FDA has issued guidelines for the use of wireless phones by pacemaker wearers. Safety concerns have also been raised with respect to the use of wireless handsets while driving. Federal, state, and local legislation has been proposed and, in some instances, enacted in response to these issues. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services.
      Regulatory Oversight. The rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures, and state public utility commissions to oversee certain practices by the wireless industry, generally in the form of efforts to regulate service quality, customer billing, termination of service arrangements, advertising, filing of “informational” tariffs, certification of operation, and other matters such as deterrence of spam messaging to wireless devices. While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, a state has authority to regulate “other terms and conditions” of service offerings by CMRS providers and may petition the FCC to allow it to regulate the rates of CMRS providers. Several states have proposed or imposed consumer protection regulations on CMRS providers. Moreover, in securing ETC status, we may become subject to such rules (as we already are in Maine and Vermont), may be required to offer a specific “universal service” rate plan, as we have in Maine, or may become subject to other state-imposed requirements as a condition of their granting ETC status. In some states, we are or expect to be required annually to demonstrate that funds we collect from the high-cost fund are used for the required purpose of constructing, maintaining, or improving our facilities and services. These additional regulatory obligations can be expected to increase our costs of doing business.
      The FCC has rules that require CMRS providers to report to the FCC network outages of at least 30 minutes duration that potentially affect at least 900,000 user minutes.
      On August 4, 2004 the FCC adopted a Notice of Proposed Rulemaking to consider how the Emergency Alert System (“EAS”) can become a more effective mechanism for warning the American public of an emergency. The proceeding inquires whether EAS should be extended beyond broadcast and cable TV to other services such as commercial wireless. We may be obligated to purchase additional hardware and/or software to comply with any EAS requirements the FCC ultimately adopts that are applicable to wireless carriers.
      At the local level, wireless facilities typically are subject to zoning and land use regulation and may be subject to fees for use of public rights of way. Although local and state governments cannot categorically prohibit the construction of wireless facilities in any community, or take actions that have the effect of prohibiting construction, securing state and local government approvals for new tower sites may become a more difficult and lengthy process.
      The FCC has expanded the flexibility of cellular, PCS, and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, “wireless local loop” services to apartment and office buildings and wireless backup services to private business exchanges and local area networks to be used in the event of interruptions due to weather or other emergencies. The FCC has determined that fixed services provided as ancillary services to a carrier’s mobile service will be regulated as commercial mobile radio services.

      The FCC authorizes spectrum leasing for a variety of wireless services. Such rules may provide us with opportunities to expand our services into new areas, or provide us with access to additional spectrum, without need for us to purchase licenses, but the same rules also have the potential to induce new competitors to enter our markets. In addition, proceedings relating to human exposure to radio frequency emissions, the feasibility of making additional spectrum available for unlicensed devices, and the provision of spectrum-based services in rural areas are pending before the FCC. All of these initiatives could have an effect on the way we do business and the spectrum that is available to us and our competitors.
      The FCC does not currently specify the rates CMRS carriers may charge for their services, nor does it require the filing of tariffs for wireless operations. However, the FCC has the authority to regulate the rates, terms, and conditions under which we provide service because CMRS carriers are statutorily considered to be common carriers and thus are required to charge just and reasonable rates and are not allowed to engage in unreasonable discrimination. The FCC has adopted rules and has proposed further rules relating to the use of customer proprietary network information (“CPNI”) and to require filing with the FCC of certification of carrier compliance with rules that concern CPNI. Additionally, the FCC has adopted rules governing billing practices. While none of these existing requirements has a material impact on our operations, there is no assurance that future regulatory changes will not materially impact us. The FCC has ruled that the Communications Act does not preempt state damages claims as a matter of law, but whether a specific damage award is prohibited would depend upon the facts of a particular case. This ruling may affect the number of class action suits brought against CMRS providers and the amount of damages awarded by courts.
Employees and Sales Agents
      As of December 31, 2005, we had 1,011 employees, including 432 in sales and marketing, 276 in customer service, 187 in network and systems operations, 69 in administration, and 47 in finance and accounting. Approximately 23 of our employees were part-time. None of our employees is represented by a labor organization, and we believe we have excellent relations with our employees. In addition, we utilize approximately 350 independent sales agents.
Properties
      Our corporate facilities include the following:

		Leased/	Square
	Address	Owned	Feet

Midwest:
Principal Corporate HQ	3905 Dakota Street SW	Owned	50,000
	Alexandria, Minnesota
Northeast:
Territory Office	302 Mountain View Drive	Leased	10,413
	Colchester, Vermont
Territory Office	6 Telcom Drive	Owned	36,250
	Bangor, Maine
Territory Office	323 North Street	Owned	4,000
	Saco, Maine
Northwest:
Territory Office	300 SE Reed Market Road	Leased	9,272
	Bend, Oregon
South:
Territory Office	621 Boll Weevil Circle, Suite 2	Leased	18,000
	Enterprise, Alabama

Our network consisted of the following cell sites at year end:

	2005	2004

Midwest	232	214
Northeast	327	240
Northwest	169	138
South	333	265

Total	1,061	857

      Our leased sites consist of land leases, tower leases or both. We own all the equipment within the leased sites. The leases covering these sites have various expiration dates and are with numerous lessors. These leases generally have renewal options that we would anticipate exercising. Due to our network design, loss of a leased location would not have a material impact on the operations of a territory’s business.
      We have 98 retail locations, of which almost all are leased. The leases covering these locations have various expiration dates. We believe that the loss of any one of these retail sites would not have a material impact on our business as we would likely be able to obtain substantially equivalent alternative space.
Legal Proceedings
      We are involved from time to time in routine legal matters and other claims incidental to our business. We believe that the resolution of such routine matters and other incidental claims, taking into account established reserves and insurance, will not have a material adverse impact on our consolidated financial position or results of operations.

MANAGEMENT
Directors and Executive Officers

Name	Age	Position

Richard P. Ekstrand	56	President, Chief Executive Officer and Director
Wesley E. Schultz	49	Executive Vice President, Chief Financial Officer and Director
Ann K. Newhall	55	Executive Vice President, Chief Operating Officer and Director
David J. Del Zoppo	50	Vice President, Finance and Accounting
Anthony J. Bolland	51	Director
James V. Continenza	43	Director
Paul J. Finnegan	53	Director
Jacques Leduc	43	Director
George M. Revering	64	Director
Don C. Swenson	64	Director
George W. Wikstrom	68	Director
      Richard P. Ekstrand has served as our President, Chief Executive Officer, and a director since 1990. He currently serves on the board of directors and executive committee of CTIA in addition to the board of directors of the Wireless Foundation and the Rural Cellular Association. Mr. Ekstrand previously served as Chairman of the Board of Directors of both CTIA and the Wireless Foundation. In addition, he is past President of the Minnesota Telephone Association, the Association of Minnesota Telephone Utilities, and the Minnesota Telecommunications Association. Mr. Ekstrand is the sole shareholder, president, and a director of North Holdings, Inc. (formerly Lowry Telephone Co., Inc.), which is a shareholder of Rural Cellular. From 1980 through 2000, Mr. Ekstrand had served as vice president and a director of Lowry Telephone Co., Inc. North Holdings, Inc. is a member of Lowry Telephone Company, LLC, of which Mr. Ekstrand is the treasurer and a member of the board of governors. He also serves on the board of directors of the Minnesota Zoo Foundation.
      Wesley E. Schultz has served as Executive Vice President and Chief Financial Officer since 2000 and as a director since 1999. He joined us in 1996 as Vice President of Finance and Chief Financial Officer. In 1999, he was appointed Senior Vice President and Chief Financial Officer and Assistant Secretary. Mr. Schultz is a certified public accountant and served for three years as an auditor with Deloitte and Touche LLP.
      Ann K. Newhall has served as Executive Vice President, Chief Operating Officer, and Secretary since 2000 and as a director since 1999. She joined us as Senior Vice President and General Counsel in 1999. Prior to joining us, Ms. Newhall was a shareholder attorney with Moss & Barnett, A Professional Association, most recently serving as President and a director of the firm. Ms. Newhall received her J.D. from the University of Minnesota Law School in 1977. She currently serves on the board of directors of Alliant Energy Corporation, a gas and electric utility.
      David J. Del Zoppo has served as Vice President, Finance and Accounting since 1999 and was appointed Senior Vice President, Finance and Accounting, in February 2006. He joined us in 1997 as Controller and was appointed Vice President in 1998. Mr. Del Zoppo is a certified public accountant and served for four years as an auditor with KPMG, LLP.
      Anthony J. Bolland is a Managing Director of Boston Ventures Management Inc. and has been a General Partner since its formation in 1983. From 1981 through 1983, he was a vice president of First Venture Capital Corporation, a subsidiary of Bank of Boston Corporation, and had an active role in initiating, structuring and monitoring First Ventures’ investments. Mr. Bolland received his L.L.B. degree from Warwick University, England in 1975. He is currently on the board of directors of Integra Telecom and Production Resource Group. Mr. Bolland was elected to serve as one of our directors by the holders of the Class M convertible preferred stock and has served since 2004.
      James V. Continenza served as Chief Executive Officer, President, and a director of Teligent, Inc. from September 2002 through June 2004. From September 2000 to September 2002, Mr. Continenza served in various positions, including as Chief Operating Officer and a director of Arch Wireless, Inc. Mr. Continenza was President and Chief Executive Officer of Lucent Technologies Product Finance from 1999 through 2000. Mr. Continenza served as a director of Microcell Telecommunications, Inc. from May 2003 to November 2004. He is currently on the board of directors of MAXIM Crane Works, Inc. and U.S.A. Mobility, Inc., which was formed by the merger of Arch Wireless, Inc. and Metrocall, Inc. Mr. Continenza was elected to the Board of Directors in May 2005 by the holders of our senior exchangeable preferred stock.
      Paul J. Finnegan is a Managing Director of Madison Dearborn Partners, Inc., where he concentrates on investments in the communications industry. Mr. Finnegan has been with Madison Dearborn Partners since he co-founded the company in 1993. Prior to that time, Mr. Finnegan worked at First Chicago Venture Capital for ten years. Mr. Finnegan serves on the boards of directors of Allegiance Telecom, Inc. and Focal Communications, Inc. He also serves on the Board of Trustees of The Skyline Fund, a small cap mutual fund. Mr. Finnegan received his B.A. from Harvard College and his M.B.A. from the Harvard Graduate School of Business Administration. Mr. Finnegan was elected to the board of directors by the holders of our Class M convertible preferred stock and has served as a director since 2000.
      Jacques S. Leduc served as Chief Financial Officer of Microcell Telecommunications, Inc. from 1995 through November 2004 and as Director of Corporate Planning from 1995 to 1998. Mr. Leduc was elected to the Board of Directors in May 2005 by the holders of our senior exchangeable preferred stock.
      George M. Revering has been a director since 1990. Mr. Revering is currently retired and had served as president and general manager of Midwest Information Systems Inc. from 1976 until 2001.
      Don C. Swenson has been a director since 1990 and served as Secretary from 1995 until 2000. Mr. Swenson served as Director of Operations of Arvig Communications Systems, Inc. from 1981 until his retirement in 2001. Mr. Swenson also serves as a director of Arvig Enterprises, Inc. Arvig Enterprises, Inc. is one of our shareholders. Mr. Swenson has been a member of the board of directors of United Community Bank, Perham, Minnesota, since 1993.
      George W. Wikstrom has been a director since 1990 and was Vice President from 1991 until 2000. Mr. Wikstrom has been Vice President of Wikstrom Telephone Company, Incorporated, a local exchange telephone company and a shareholder of Rural Cellular, for more than ten years. Mr. Wikstrom has been the Commissioner of the Northwest Regional Development Commission since 1979 and has served as a director of the Minnesota Association of Rural Telecommunications.
Compensation of Directors
      Directors’ Fees. In 2005, each of our nonemployee directors was paid an annual fee of $20,000, $1,000 for each Board meeting attended in person, $500 for each committee meeting attended in person, and $350 for each Board meeting and committee meeting attended via telephone conference and reimbursed for travel and other expenses incurred in attending meetings and serving as a director. Total fees paid to all nonemployee directors as a group for services rendered during 2005 were $198,067.
      Beginning in 2006, in lieu of fees for attendance at committee meetings, members of the audit committee will each receive an annual retainer of $5,000, and members of the compensation committee will each receive an annual retainer of $3,000. The chair of the audit committee will receive an annual retainer of $10,000.
      Directors’ Stock Option Plan. Directors who are not employees are eligible for options under RCC’s Stock Option Plan for Nonemployee Directors. The plan provides that all nonemployee directors serving as of the day following an annual meeting will be granted options to purchase 5,250 shares of Class A Common Stock on that date. Pursuant to the plan, nonemployee directors serving as of the day following the 2005 annual meeting were granted options to purchase an aggregate of 36,750 shares of Class A Common Stock at $4.89 per share.
      Upon approval of a proposed new incentive plan, directors will be granted options or other equity awards pursuant to that plan, and there will be no further grants under the current plan.
Executive Compensation
Summary Compensation Table
      The following table sets forth information with regard to compensation paid to our Chief Executive Officer and to each other executive officer whose total annual salary and bonus for fiscal 2005 exceeded $100,000 (the “Named Executive Officers”).

				Long-Term
				Compensation
				Awards
		Annual Compensation
	Fiscal			Securities	All Other
Name and Principal Position	Year	Salary	Bonus	Underlying Options	Compensation(1)

Richard P. Ekstrand	2005	$518,000	$407,264	—	$18,620	(2)
President and Chief Executive	2004	518,000	207,200	—	18,470
Officer	2003	508,000	535,093	80,000	19,082
Wesley E. Schultz	2005	$402,000	$254,958	—	$14,160	(3)
Executive Vice President and	2004	402,000	128,640	—	14,010
Chief Financial Officer	2003	394,000	337,789	60,000	13,835
Ann K. Newhall	2005	$402,000	$254,958	—	$15,319	(4)
Executive Vice President and	2004	402,000	128,640	—	15,169
Chief Operating Officer	2003	394,000	337,789	60,000	13,834
David J. Del Zoppo	2005	$190,550	$37,380	—	$6,300
Vice President Finance	2004	185,000	37,555	—	6,150
and Accounting	2003	166,000	62,051	5,000	4,506

(1)	Except as otherwise indicated, for all years, All Other Compensation consists of RCC’s contributions on behalf of each Named Executive Officer to RCC’s 401(k) Plan and to the deferred compensation plan.

(2)	Includes RCC’s matching contribution to the 401(k) Plan of $6,300 and payment of $12,320 of premiums for long-term care insurance for Mr. Ekstrand and his spouse.

(3)	Includes RCC’s matching contribution to the 401(k) Plan of $6,300 and payment of $7,860 of premiums for long-term care insurance for Mr. Schultz and his spouse.

(4)	Includes RCC’s matching contribution to the 401(k) Plan of $6,300 and payment of $9,019 of premiums for long-term care insurance for Ms. Newhall and her spouse.

Option Grants in Last Fiscal Year
      No options were granted to the Named Executive Officers during the 2005 fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table provides information relating to option exercises during fiscal 2005 and the number and value of shares of Class A Common Stock subject to options held by the Named Executive Officers as of December 31, 2005.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options at		Options at
	Shares		Fiscal Year-End(1)		Fiscal Year-End(2)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard P. Ekstrand	—	—	349,743	96,000	$1,473,865	$1,000,160
Wesley E. Schultz	90,000	$490,185	255,985	72,000	$1,294,815	$750,120
Ann K. Newhall	—	—	209,485	72,000	$870,880	$750,120
David J. Del Zoppo	—	—	43,614	9,000	$155,230	$84,970

(1)	Rural Cellular has not granted any stock appreciation rights.

(2)	Value is calculated as the difference between the closing price of Class A Common Stock on December 31, 2005 ($14.60) and the related option exercise price multiplied by the number of shares underlying the option (assuming the option exercise price is higher than the closing price).

Long-Term Incentive Plans — Awards In Last Fiscal Year
      The following table provides information regarding restricted stock awards made to the named Executive Officers in fiscal 2005. The awards were made under the 1995 Stock Compensation Plan.

	Number of		Estimated Future Payouts Under
	Shares, Units		Non-Stock Price-Based Plans(1)
	or Other	Performance or Other
	Rights	Period Until Maturation	Threshold	Target	Maximum
Name	(#)	or Payout	(#)	(#)	(#)

Richard P. Ekstrand	12,000	1/01/05 to 12/31/09	11,400	12,000	12,000
Wesley E. Schultz	9,000	1/01/05 to 12/31/09	8,550	9,000	9,000
Ann K. Newhall	9,000	1/01/05 to 12/31/09	8,550	9,000	9,000
David J. Del Zoppo	2,500	1/01/05 to 12/31/09	2,375	2,500	2,500

(1)	The restricted stock awards to Messrs. Ekstrand and Schultz and Ms. Newhall were granted in February 2005 and will vest in January 2010. The restricted stock award to Mr. Del Zoppo was granted in December 2005 and will vest in December 2010. The shares will vest only if the grantee is still employed by the Company on the vesting date and if the Company’s average actual EBITDA for the five fiscal years ending December 31, 2009 is at least 95% of average budgeted EBITDA. If the 95% level is achieved, 95% of the shares will vest. If a higher level is achieved, the percentage of shares vesting will increase by the same percentage. The maximum number of shares that can vest is 100%.

If the grantee is terminated without cause or as a result of disability or death, the award will vest on a pro rata basis, provided that the performance goal has been met for the full fiscal years preceding termination. In the event of a change in control (as defined in the 1995 Stock Compensation Plan), all shares will immediately vest. In addition to the shares, Mr. Ekstrand, Mr. Schultz, and Ms. Newhall will also receive a cash payment equal to 50% of the value of the shares vesting to cover income taxes payable upon receipt of the shares. During the restricted period, grantees have the right to vote the shares and receive any dividends that may be paid on the shares. The value of the shares on the date of grant was: Mr. Ekstrand, $81,240, Mr. Schultz and Ms. Newhall, $60,930, and Mr. Del Zoppo, $32,450.

Employment Agreements/ Change in Control Provisions
      RCC has entered into employment agreements with Messrs. Ekstrand and Schultz and Ms. Newhall. Each agreement prohibits the individual from engaging in any activity competitive with our business or contacting our customers or employees for that purpose for a period of one year (for Mr. Ekstrand) or six months (for Mr. Schultz and Ms. Newhall) following termination of employment. The employment agreements, which were entered into in January 1999, provide for an initial term ending December 31, 2001 and, unless RCC or the executive gives notice otherwise, are automatically renewed each year for an additional one-year period, so that the remaining term of employment is never less than two years. Each agreement may be terminated at any time by either the individual or us. If any of the agreements is terminated at any time by us for other than “just cause” (as defined in the employment agreements), we are obligated to continue payment of salary and other benefits for the remainder of the term of the agreement. The employment agreements provide for annual base salaries plus increases as may be determined from time to time, but at least annually.
      In the event any of these individuals is terminated for other than just cause or terminates his or her employment for “good reason” (as defined in the employment agreements), within 24 months following a change in control of RCC, he or she will be entitled to receive compensation in an amount equal to 2.99 times the average of the sum of his or her annual base salary and annual incentive payments for the three fiscal years immediately preceding such termination. In addition, the individual will be entitled to continue to participate in our group medical, dental, life, and disability plans on the same basis as he or she participated immediately prior to termination for a period of eighteen months following the date of termination. The individual shall be responsible for payment of premiums to the same extent as prior to termination, and we will reimburse the individual for any amount by which the premium exceeds the amount for which the individual was responsible at the time of termination. If the individual obtains substantially equivalent coverage or benefits from another source, we will have no further obligation for these benefits. Also, in the event of a change in control, the Company has agreed to pay all remaining premiums on any long-term care insurance policies then provided by the Company for each of the officers and his or her spouse, provided the officer is employed by the Company at the time of the change in control.
      We have also entered into a change in control agreement with Mr. Del Zoppo providing that in the event he is terminated for other than “just cause” or terminates his employment for “good reason” (each as defined in the agreement), within 24 months following a change in control of RCC, he will be entitled to receive compensation in an amount equal to 100% of the sum of his highest annual base salary as in effect during the period beginning twelve months prior to the change in control until the date of termination and the highest annual incentive payment to him for the period beginning twelve months prior to the change in control until the date of termination. In addition, he will be entitled to continue to participate in our group medical, dental, life, and disability plans on the same basis as he participated immediately prior to termination for a period of six months following the date of termination. He shall be responsible for payment of premiums to the same extent as prior to termination, and we will reimburse him for any amount by which the premium exceeds the amount for which he was responsible at the time of termination. If he obtains substantially equivalent coverage or benefits from another source, we will have no further obligation for these benefits.
      In addition, in the event of a change in control, any award granted under our 1995 Stock Compensation Plan will become fully vested and exercisable.
      A change in control occurs when

•	the majority of our directors are not persons whose election was solicited by our board or who were appointed by our Board,

•	any person or group of persons acquires 30% or more of our outstanding voting stock, or

•	the shareholders approve liquidation, or dissolution, or specified mergers or consolidations or exchanges of shares, or dispositions of substantially all of our assets.

Deferred Compensation Plan
      We have adopted a deferred compensation plan, which permits designated key employees to defer between 5% and 100% of his or her compensation during any plan year. In fiscal 2005, Messrs. Ekstrand and Schultz and Ms. Newhall were eligible to participate in the deferred compensation plan. The purpose of the deferred compensation plan is to allow the individual to defer amounts in addition to the amounts permitted under the tax rules for contributions to 401(k) plans. Under the terms of the plan, RCC is required to make a matching contribution in an amount equal to 50% of the individual’s deferred amount, but only to the extent the deferred amount, when added to any amounts contributed by the individual to our 401(k) plan, does not exceed 6% of the individual’s compensation. The matching contribution is made in the discretion of RCC at the end of the year and is contingent upon reaching established financial goals. No matching payments were made by the Company in 2005.
      Payment of benefits from the deferred compensation plan is to be made upon termination of the participant’s employment. In the event of the participant’s death, the balance in the participant’s account is to be paid to the participant’s beneficiary. Payment may be made by lump sum or in up to ten annual installments, as elected by the participant.
Long-Term Care Insurance
      Beginning in 2004, the Company agreed to pay premiums on long-term care insurance for the three top executives and their spouses in lieu of matching contributions to the deferred compensation plan. The insurance policies provide for payment of premiums over a ten-year period. In the event of a change in control, the premiums for any remaining portion of the ten-year period are to be paid in full by the Company. In 2005, the aggregate amount of these premiums for the three top executive officers was $29,199.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Rural Cellular Corporation and its security holders and their respective affiliates engage in a variety of transactions between or among each other in the ordinary course of their respective businesses. In accordance with rules of The Nasdaq Stock Market, such transactions are reviewed and approved by the audit committee.
Transactions with Security Holders
      We have entered into various arrangements with our shareholders or their affiliates. Arrangements involving shareholders or their affiliates that beneficially own more than 5% of any class of our stock and in which total payments for all of these arrangements exceeded $60,000 in fiscal 2005, 2004, and 2003 are described below. Except as may be otherwise indicated below, we anticipate that amounts paid or earned in 2006 will be similar to the 2005 amounts.
      Leases, Interconnection Service, and Agency Agreements. We have arrangements with several of our shareholders for cell site leases, interconnection service agreements, and agent sales agreements. We currently lease office space in Detroit Lakes, Minnesota, from an affiliate of Arvig Enterprises, Inc. In addition, several of our shareholders and their affiliates serve as agents for the sale of our cellular and paging services.

•	During 2005, 2004, and 2003, we paid $880,783, $569,918, and $723,058, respectively, to Arvig Enterprises, Inc. and its affiliates for all services. Arvig Enterprises, Inc. is the beneficial owner of more than 5% of our outstanding Class B Common Stock. Don C. Swenson, one of our directors, chairman of our audit committee, and former member of our compensation committee, serves as a director of Arvig Enterprises, Inc. and had served as director of operations for Arvig Communications, Inc., an affiliate of Arvig Enterprises, Inc., from 1981 until his retirement in 2001.

•	During 2005, 2004, and 2003, we paid $119,954, $139,973, and $147,989, respectively, to Garden Valley Telephone Co. and its affiliates, which beneficially own more than 5% of our outstanding Class B Common Stock, for all services.

•	During 2005 and 2004, we paid $31,251 and $8,598, respectively, to Telephone & Data Systems, Inc. and its affiliates, which beneficially own, in the aggregate, more than 5% of our Class A and Class B Common Stock, for all services.
      Roaming Arrangements. We have roaming agreements with United States Cellular Corporation, a subsidiary of Telephone & Data Systems, Inc. Under the roaming agreements, we pay for service provided to our customers in areas served by United States Cellular Corporation and receive payment for service provided to customers of United States Cellular Corporation in our cellular service areas. We negotiated the rates of reimbursement with United States Cellular Corporation, and the rates reflect those charged by all carriers. Roaming charges are passed through to the customer. During 2005, 2004, and 2003, charges to our customers for services provided by United States Cellular Corporation totaled $1,933,176, $2,555,246, and $1,923,274, and charges by us to customers of United States Cellular Corporation totaled $3,358,774, $4,123,699, and $5,530,672, respectively.
      Cellular and Paging Service and Equipment. Several of our shareholders are customers for our cellular and paging services and, in connection therewith, also purchase or lease cellular telephones and pagers from us. During 2005, 2004, and 2003, Arvig Enterprises, Inc. and its affiliates were billed $93,254, $159,822, and $140,325, respectively, and Garden Valley Telephone Co. was billed $24,119, $24,476, and $28,103, respectively, for these services and equipment.
      Employment with RCC. Dean Revering, the son of George M. Revering, one of our directors and a member of our audit committee, is one of our sales managers and received compensation of $69,312 and $69,721, respectively, for services rendered in 2005 and 2004. He is not an executive officer and does not reside in the same household as Mr. Revering.

PRINCIPAL SHAREHOLDERS
      The following table sets forth information provided to us by the holders, or contained in our stock ownership records, regarding beneficial ownership of our common stock as of March 17, 2006 (except as otherwise noted) by:

•	each person known by us to be the beneficial owner of more than 5% of any class of our outstanding common stock;

•	each Named Executive Officer (as defined in the rules of the Securities and Exchange Commission);

•	each director and nominee as a director; and

•	all directors and executive officers as a group.
      Unless otherwise indicated, each person has sole voting and investment power with respect to the shares listed. A “currently exercisable” option is an option exercisable as of, or becoming exercisable within 60 days following, the record date.

	Class A		Class B		Percentage of
					Combined
	Number of	Percentage	Number	Percentage	Voting
Name and Address of Beneficial Owner	Shares	of Class	of Shares	of Class	Power

Kevin Douglas(1)	1,919,000	13.7%	—	—	9.4%
1101 Fifth Avenue, Suite 360 San Rafael, CA 94901
Madison Dearborn Partners(2)	1,122,119	7.4	—	—	5.5
Three First Plaza, Suite 330 Chicago, IL 60602
Knickerbocker Partners LLC(3)	1,033,761	7.4	—	—	5.1
237 Park Avenue, Suite 801 New York, NY 10017
Philippe Laffont(4)	778,305	5.6	—	—	3.8
126 East 56th Street New York, NY 10022
Boston Ventures Management, Inc.(5)	758,580	5.2	—	—	3.7
One Federal Street 23rd Floor Boston, MA 02110
Telephone & Data Systems, Inc.(6)	586,799	4.2	132,597	31.0%	9.4
30 North LaSalle Street Chicago, IL 60602
Arvig Enterprises, Inc.(7)	122,055	*	121,664	28.5	6.6
160 2nd Ave. S.W. Perham, MN 56573
Garden Valley Telephone Co.	85,418	*	45,035	10.5	2.6
201 Ross Avenue Erskine, MN 56535
North Holdings, Inc.	97,276	*	32,708	7.7	2.1
P.O. Box 211 Lowry, MN 56349
Rothsay Telephone Co.	—	—	28,607	6.7	1.4
137 1st Street NW Rothsay, MN 56579
Richard P. Ekstrand(8)	504,830	3.5	32,708	7.7	4.0
Anthony J. Bolland(5)	758,580	5.2	—	—	3.7

	Class A		Class B		Percentage of
					Combined
	Number of	Percentage	Number	Percentage	Voting
Name and Address of Beneficial Owner	Shares	of Class	of Shares	of Class	Power

James V. Continenza(9)	5,250	*	—	—	*
Paul J. Finnegan(2)	1,122,119	7.4%	—	—	5.5%
Jacques Leduc(9)	5,250	*	—	—	*
Ann K. Newhall(10)	286,047	2.0	—	—	1.4
George M. Revering(11)	125,350	*	—	—	*
Wesley E. Schultz(12)	257,660	1.8	—	—	1.2
Don C. Swenson(11)	31,500	*	—	—	*
George W. Wikstrom(13)	59,723	*	—	—	*
David J. Del Zoppo(14)	55,244	*	—	—	*
All directors and executive officers as a group (11 persons)(15)	3,211,553	19.1	32,708	7.7	16.5

*	Denotes less than 1%.

(1)	Based on Schedule 13G/ A dated February 13, 2006, filed jointly on behalf of Kevin Douglas, Michelle Douglas, James E. Douglas, III, the Douglas Family Trust, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, the Estate of Cynthia Douglas, and James E. Douglas III.

(2)	Based on Schedule 13D dated April 13, 2000 (the “April 2000 13D”) filed jointly by Boston Ventures Company V, L.L.C., Boston Ventures Limited Partnership V, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Partners III, L.P., Madison Dearborn Partners, LLC, Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, The Toronto-Dominion Bank, Toronto Dominion Holdings (U.S.A.), Inc. and Toronto Dominion Investments, Inc. Reflects 1,090,619 shares of Class A common stock into which the 55,000 shares of Class M convertible preferred stock held by certain affiliates of Madison Dearborn Partners, LLC may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 31,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. Paul J. Finnegan is a Managing Director of Madison Dearborn Partners, Inc., an affiliate of Madison Dearborn Partners, LLC.

(3)	Based on Schedule 13G/A dated February 14, 2006, filed jointly by Marc Buchheit and Knickerbocker Partners LLC.

(4)	Based on Schedule 13G/A dated February 14, 2006.

(5)	Based on the April 2000 13D. Reflects 727,080 shares of Class A common stock into which 36,667 shares of Class M convertible preferred stock owned by Boston Ventures Limited Partnership V may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 31,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. Anthony J. Bolland is a general partner of Boston Ventures Management, Inc., an affiliate of Boston Ventures Limited Partnership V.

(6)	Based on Schedule 13G/ A dated February 9, 2006, filed jointly by Telephone and Data Systems, Inc., Arvig Telephone Company, Mid-State Telephone Company, United States Cellular Corporation, United States Cellular Investment Company, LLC, TDS Telecommunications Corporation, USCCI Corporation, TDSI Telecommunications Corporation, and The Trustees of the TDS Voting Trust.

(7)	Not included are 90,475 shares of Class A Common Stock owned beneficially by members of the Arvig family, who may be deemed to be controlling shareholders of Arvig Enterprises, Inc. and who serve on its board of directors. Arvig Enterprises, Inc. disclaims beneficial ownership of such shares.

(8)	Includes 97,276 shares of Class A common stock and 32,708 shares of Class B common stock owned by North Holdings, Inc., of which Mr. Ekstrand is the sole shareholder and president, and

500 shares of Class A common stock held by or on behalf of one of Mr. Ekstrand’s children. Also includes 332,943 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(9)	Includes 5,250 shares of Class A Common Stock that may be purchased upon exercise of currently exercisable options.

(10)	Includes 245,485 shares of Class A common stock that may be purchased upon exercise of currently exercisable options. Also includes 5,000 shares of Class A common stock held by Ms. Newhall’s spouse and 1,000 shares of Class A common stock held in an IRA account.

(11)	Includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(12)	Includes 201,985 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(13)	Includes 28,233 shares of Class A common stock owned by Wikstrom Telephone Company, Inc., of which Mr. Wikstrom is a shareholder and Vice President. Mr. Wikstrom disclaims beneficial ownership of these shares. Also includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(14)	Includes 46,514 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(15)	Includes 1,817,699 shares of Class A common stock into which 91,667 shares of Class M convertible preferred stock may be converted and 994,927 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

DESCRIPTION OF FINANCING ARRANGEMENTS
      The following is a summary of our financing arrangements. This summary is qualified in its entirety by reference to the various documents governing the financing arrangements. For information regarding the notes, see “Description of the Notes.”
      Credit Facility — As of December 31, 2005, we had $58 million outstanding and $1.4 million in undrawn availability under our revolving credit facility. Our borrowings under our revolving credit facility bear interest at rates based on, at our option, either (i) the one, two, three, six, or, if made available by the lender, nine or twelve month Eurodollar rate, which is determined by reference to the Adjusted LIBO rate, or (ii) the Alternate Base Rate, which is the higher of the prime lending rate on page 5 of the Telerate Service and the Federal Funds Effective Rate plus 1/2 of 1 percent. In each case, we are required to pay an additional margin of interest above the Eurodollar rate or the Alternate Base Rate. The margin is based on the ratio of our senior secured debt to our adjusted EBITDA. The margin above the Alternate Base Rate ranges from 1.50% to 2.00%. The margin above the Eurodollar rate fluctuates from 2.50% to 3.00%. We were in compliance with all financial covenants at December 31, 2005.
      On October 18, 2005, we amended our revolving credit facility in connection with the payment of the dividends on the senior exchangeable preferred stock as described under “— 11 3/8 % Senior Exchangeable Preferred Stock”:

•	to exclude those dividends from the calculation of cash interest expense, which is used in various financial ratio tests in our revolving credit facility; and

•	to permit the incurrence of up to $50.0 million of senior indebtedness that matures on the same date as our senior notes (out of a total of $200.0 million of additional senior indebtedness that is permitted).
      On October 31, 2005, we borrowed $58.0 million under our revolving credit facility, leaving $1.4 million of remaining availability.
      Senior Secured Notes — In March 2004, we issued $160 million aggregate principal amount of senior secured floating rate notes due March 15, 2010 and $350 million aggregate principal amount of 8 1/4 % senior secured notes due March 15, 2012. Interest on the 2010 notes is reset quarterly and payable on March 15, June 15, September 15, and December 15 of each year. The effective interest rate on the 2010 notes was 9.0% at December 31, 2005. Interest on the 2012 notes is payable on March 15 and September 15 of each year.
      After March 15, 2006, we may redeem the 2010 notes, in whole or in part, at prices starting at 102.000% of the principal amount at March 15, 2006, declining to 101.000% at March 15, 2007 and to 100.000% at March 15, 2008, plus accrued and unpaid interest to, but excluding, the date fixed for repurchase.
      After March 15, 2008, we may redeem the 2012 notes, in whole or in part, at prices starting at 104.125% of the principal amount at March 15, 2008, declining to 102.063% at March 15, 2009 and 100.000% at March 15, 2010, plus accrued and unpaid interest to but excluding the date fixed for repurchase. At any time, which may be more than once, before March 15, 2007, we can choose to redeem up to 35% of the 2012 notes with proceeds from certain equity offerings for 108.250% of the aggregate principal amount of the 2012 notes redeemed, plus accrued and unpaid interest to, but excluding, the date of repurchase.
      9 7/8% Senior Notes — In 2003, we issued $325 million principal amount of 9 7/8% senior notes due 2010. Interest is payable on February 1 and August 1 of each year. The notes will mature on February 1, 2010. After August 1, 2007, at our option, we may redeem the 9 7/8% notes at prices starting at 104.938% of the principal amount at August 1, 2007, declining to 102.469% at August 1, 2008 and 100% at August 1, 2009, plus accrued and unpaid interest to but excluding the date fixed for repurchase. Prior to August 1, 2006, we may redeem up to 35% of the outstanding principal amount of the 9 7/8 % notes at 109.875% of the principal amount plus accrued and unpaid interest to but excluding the date fixed for repurchase with the net cash proceeds of certain equity offerings.

      9 3/4% Senior Subordinated Notes — In 2002, we issued $300 million principal amount of 9 3/4% senior subordinated notes due 2010. Interest on the 9 3/4% senior subordinated notes is payable on January 15 and July 15 of each year. The 9 3/4% senior subordinated notes will mature on January 15, 2010. After January 15, 2006, at our option, we may redeem the 9 3/4 % notes at prices starting at 104.875% of the principal amount at January 15, 2006, declining to 103.250%, 101.625%, and 100.000% at January 15, 2007, 2008, and 2009, respectively, plus accrued and unpaid interest to but excluding the date fixed for repurchase.
Preferred Stock
      We have issued the following preferred stock with liquidation preferences of $1,000 per share:

				Other
			Conversion	Features,	Shares Distributed
	Mandatory	Dividend	Price to	Rights,	through	Accrued Dividends
	Redemption	Rate per	Common	Preferences	December 31,	at December, 31,
	Date	Annum	Stock	and Powers	2005	2005

						(In thousands)
Senior Exchangeable Preferred Stock	May 2010	11.375%	—	Non-Voting	148,708	$32,520
Junior Exchangeable Preferred Stock	February 2011	12.250%	—	Non-Voting	255,558	28,490
Class M Voting Convertible Preferred Stock	April 2012	8.000%	$50.43	Voting	110,000	63,403

Total					514,266	$124,413

      11 3/8% Senior Exchangeable Preferred Stock — Due May 15, 2010. Dividends on the senior exchangeable preferred stock are cumulative, are payable quarterly, and were payable, until May 15, 2003, at our option either in cash or by the issuance of additional shares of senior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. Because as of November 2004 we had failed to pay at least six quarterly dividends on our senior exchangeable preferred stock, the holders of senior exchangeable preferred stock exercised their right to elect two directors. James V. Continenza and Jacques Leduc were elected to our board of directors at our annual shareholders’ meeting in May 2005.
      On October 26, 2005, we paid four quarterly dividends on our outstanding senior exchangeable preferred stock. These were quarterly dividends that were payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million were paid from existing cash. The payment of these dividends reduced the number of unpaid quarterly dividends to five and eliminated the then existing “Voting Rights Triggering Event” and any uncertainty regarding our ability to incur indebtedness, including under the revolving credit facility, allowing us to draw $58 million under the revolving credit facility and issue $175 million in senior subordinated floating rate notes. Subsequent to the issuance of the notes and borrowing under our credit facility, we elected not to pay cash dividends in November 2005 or February 2006 on our senior exchangeable preferred stock and a “Voting Rights Triggering Event” again exists. Management does not anticipate paying additional dividends in the foreseeable future.
      We have accrued the undeclared dividends by increasing the carrying amount of the senior exchangeable preferred stock. At December 31, 2005, RCC had accrued $32.5 million in undeclared dividends with respect to our senior exchangeable preferred stock, which will be payable on May 15, 2010, if not sooner declared and paid.
      We may redeem the senior exchangeable preferred stock, in whole or in part, at any time at a repurchase price equal to 102.844% of the liquidation preference at May 15, 2005, declining to 101.422% at May 15, 2006, and 100.000% at May 15, 2007, plus accumulated and unpaid dividends, if any, to, but excluding, the repurchase date.
      During the year ended December 31, 2005, we repurchased 14,932 shares of our senior exchangeable preferred stock, for $13.4 million. During 2005, we exchanged 10,535 shares of senior exchangeable preferred stock for an aggregate of 1,152,745 shares of our Class A Common Stock. During all of 2004, we repurchased 80,500 shares of our senior exchangeable preferred stock for $68.4 million.
      12 1/4% Junior Exchangeable Preferred Stock — Due February 15, 2011. Dividends on the junior exchangeable preferred stock are cumulative, are payable quarterly, and were payable until February 15, 2005, at our option, either in cash or by the issuance of additional shares of junior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. We have not declared or paid the cash dividends due since May 2005. At December 31, 2005, RCC had accrued $28.5 million in undeclared dividends with respect to our junior exchangeable preferred securities, which will be payable on February 15, 2011, if not sooner declared and paid.
      We may redeem the junior exchangeable preferred stock, in whole or in part, at any time, at a repurchase price equal to 104.594% of the liquidation preference at February 15, 2006, declining to 103.063% at February 15, 2007, 101.531% at February 15, 2008, and 100.000% at February 15, 2009, plus accumulated and unpaid dividends, if any, to but excluding the repurchase date.
      If we fail to pay at least six quarterly dividends on our junior exchangeable preferred stock, the holders of junior exchangeable preferred stock will have the right to elect the lesser of two directors or the number of directors constituting 25% of the members of our board by following the procedures set forth in the certificate of designation. If we do not pay any of the future dividends on our junior exchangeable preferred stock, this right would be triggered.
      The shares of senior and junior exchangeable preferred stock are non-voting, except as otherwise required by law and as provided in their respective Certificates of Designation. Each Certificate of Designation provides that at any time dividends on the outstanding exchangeable preferred stock are in arrears and unpaid for six or more quarterly dividend periods (whether or not consecutive), the holders of a majority of the outstanding shares of the affected exchangeable preferred stock, voting as a class, will be entitled to elect the lesser of two directors or that number of directors constituting 25% of the members of our Board of Directors. The voting rights continue until such time as all dividends in arrears on the affected class of exchangeable preferred stock are paid in full (and, in the case of the senior exchangeable preferred stock after May 15, 2003, or in the case of the junior exchangeable preferred stock after February 15, 2005, are paid in cash), at which time the terms of any directors elected pursuant to such voting rights will terminate. Voting rights may also be triggered by other events described in the Certificates of Designation. In addition, our failure to pay dividends may impair our ability to incur additional indebtedness.
      Class M Convertible Preferred Stock — Dividends on the Class M convertible preferred stock are compounded quarterly, accrue at 8% per annum, and are payable upon repurchase or upon liquidation of RCC. The Class M convertible preferred stock is convertible into shares of our Class A common stock at an original conversion price of $53.00 per share, subsequently adjusted to $50.43 per share. Dividends are not payable if the shares are converted. The holders of the Class M convertible preferred stock are entitled to vote on all matters submitted to the holders of the common stock on an as-converted basis. The Class M convertible preferred stock is senior to our common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of RCC.
      Class T Convertible Preferred Stock — In order to comply with the FCC rules regarding cross-ownership of cellular licensees within a given market, we issued 7,541 shares of Class T convertible preferred stock with a liquidation preference of $1,000 per share to Telephone and Data Systems, Inc. (“TDS”) on March 31, 2000, in exchange for 43,000 shares of Class A common stock and 105,940 shares of Class B common stock owned by TDS or its affiliates. On October 27, 2005, RCC converted the convertible preferred stock into the 43,000 shares of Class A common stock and 105,940 shares of Class B common stock. Dividends are not payable if the shares are converted.
      Redemption of Preferred Stock — The senior exchangeable preferred stock, junior exchangeable preferred stock, and Class M convertible preferred stock are redeemable at 100% of their total liquidation preference plus accumulated and unpaid dividends at their respective repurchase dates.

THE EXCHANGE OFFER
General
      In connection with the sale of the old notes pursuant to a purchase agreement dated as of November 1, 2005, between us and the initial purchasers, the initial purchasers and their assignees became entitled to the benefits of a registration rights agreement.
      Under the registration rights agreement, we have agreed to use our commercially reasonable efforts to cause to be filed with the Securities and Exchange Commission a registration statement on the appropriate form under the Securities Act as soon as practicable after the date of issuance of the old notes (the “Issue Date”), with respect to an offer to exchange the old notes for registered notes (“Exchange Notes”) that are identical in all material respects to the old notes, except that the registered notes will not contain terms with respect to transfer restrictions (other than those that might be imposed by state or foreign securities laws), and their issuance will be registered under the Securities Act. We will use our best efforts to cause the registration statement to become effective at the earliest possible time. Upon the effectiveness of the registration statement, pursuant to the exchange offer, we will offer to holders of Transfer Restricted Notes, as defined below, who are able to make certain representations, the opportunity to exchange their Transfer Restricted Notes for registered notes.
      If:
      (1) we are not

(a) required to file the Exchange Offer Registration Statement or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy, or
      (2) any Holder of Transfer Restricted Notes notifies us prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer, or

(b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales, or

(c) it is a broker-dealer and owns notes acquired directly from us or one of our affiliates, we will cause to be filed with the Commission a shelf registration statement (a “Shelf Registration Statement”) to cover resales of the notes by the Holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.
      For purposes of the preceding, “Transfer Restricted Securities” means each note until:
      (1) the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;
      (2) following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;
      (3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement;

      (4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act or can be sold pursuant to Rule 144(k) under the Securities Act (or similar provisions then in effect); or
      (5) the date on which such note ceases to be outstanding.
      We will keep the exchange offer open for not less than 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is given to the holders of the notes.
      Upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal (which together constitute the exchange offer), we will accept for exchange all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City Time, on the Expiration Date. We will issue new notes in exchange for an equal principal amount at maturity of old notes accepted in the exchange offer. As of the date of this prospectus, there was outstanding $175,000,000 aggregate principal amount of Senior Subordinated Floating Rate Notes due 2012.
      This prospectus, together with the letters of transmittal, is being made available to all registered holders of old notes. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth under “— Conditions.”
      We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering new notes to such holders.
      In the event the exchange offer is consummated, subject to certain limited exceptions, we will not be required to register the old notes. In such event, holders of old notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the federal and state securities laws. See “Risk Factors — You will be subject to transfer restrictions if you fail to exchange your old notes.”
Expiration Date; Extensions; Amendments
      The term “Expiration Date” shall mean ,                     , 2006 [20 business days following the commencement of the exchange offer], unless we, in our sole discretion, extend the exchange offer, in which case the term “Expiration Date” shall mean the latest date to which the exchange offer is extended. In order to extend the Expiration Date, we will notify the exchange agent by oral or written notice and will make timely public announcement of any extension, each prior to 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that we are extending the exchange offer for a specified period of time.
      Notwithstanding any extension of the exchange offer, if for any reason the exchange offer is not consummated before                     , 2006 [30 business days following the effective date of the registration statement], we will, at our own expense, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the old notes, (b) use our best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and (c) keep the Shelf Registration Statement effective until the earlier of two years following the Issue Date and such time as all of the old notes have been sold or otherwise can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f), and (h) of Rule 144. We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of such Shelf Registration Statement, notify each such holder when such Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes. A holder selling old notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations).

      We reserve the right, in our reasonable discretion and in accordance with applicable law, at any time

•	to delay accepting any old notes, to extend the exchange offer, or to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay, extension, or termination to the exchange agent or

•	to amend the terms of the exchange offer in any manner we deem to be advantageous to the holders of the old notes.
      Any such delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice thereof. If the exchange offer is amended in a manner we have determined to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders of the old notes, if the exchange offer would otherwise expire during such five to ten business day period.
      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment, or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.
      NO VOTE OF OUR SECURITY HOLDERS IS REQUIRED UNDER APPLICABLE LAW TO EFFECT THE EXCHANGE OFFER AND NO SUCH VOTE (OR PROXY THEREFOR) IS BEING SOUGHT HEREBY.
      Neither we, our board of directors, nor our management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.
      Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer under the Minnesota Business Corporation Act, the governing law of the state of incorporation of RCC.
Procedures for Tendering
      To tender in the exchange offer, a holder must complete, sign, and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m. New York City Time, on the Expiration Date. In addition, either

•	certificates for such tendered old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date,

•	a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date, or

•	the holder must comply with the guaranteed delivery procedures described below.
      THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS

OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. To be tendered effectively, the old notes, the letter of transmittal, and all other required documents must be received by the exchange agent prior to 5:00 p.m., New York City Time, on the Expiration Date. Delivery of all documents must be made to the exchange agent at the address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies, or nominees to effect such tender for such holders.
      The tender by a holder of old notes will constitute an agreement between such holder and Rural Cellular Corporation in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.
      Only a holder of old notes may tender such old notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the books of Rural Cellular Corporation or any other person who has obtained a properly completed bond or stock power from the registered holder.
      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender shall contact such registered holder promptly and instruct such registered holder to tender on his behalf.
      If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his old notes, either make appropriate arrangements to register ownership of the old notes in such owner’s name or obtain a properly completed bond or stock power from the registered holder. The transfer of registered ownership may take considerable time.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the U.S. (an “Eligible Institution”) unless the old notes tendered pursuant thereto are tendered

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

•	for the account of an Eligible Institution.
      In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.
      If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by bond powers and a proxy which authorizes such person to tender the old notes on behalf of the registered holder, in each case as the name of the registered holder or holders appears on the old notes.
      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Rural Cellular Corporation, submit evidence satisfactory to Rural Cellular Corporation of their authority to so act with the letter of transmittal.
      All questions as the validity, form, eligibility (including time of receipt), and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted by us, would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. None of Rural Cellular, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date without cost to such holders.
      In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture, to terminate the exchange offer in accordance with the terms of the registration rights agreement.
Resales of New Notes
      Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes for resale, resell, or otherwise transfer the new notes without delivering a prospectus to prospective purchasers, if the holder:

•	is not an “affiliate,” as defined under the Securities Act, of RCC;

•	acquired the new notes in the ordinary course of business;

•	is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a “distribution,” as defined under the Securities Act, of the new notes; and

•	is not acting on behalf of any person who could not truthfully make the foregoing representations.
      We will not seek our own interpretive letter. As a result, we cannot assure you that the SEC staff would take the same position with respect to this exchange offer as it did in interpretive letters to other parties in similar transactions.
      If any of the above conditions is not satisfied or if you acquired your old notes to be exchanged for new notes in the exchange offer directly from RCC or any of its affiliates, you must acknowledge and agree that you:

•	may not rely on the position of the SEC enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.
      By tendering old notes, the holder of those old notes will represent to us that, among other things, the holder:

•	is not an affiliate of RCC;

•	is acquiring the new notes in its ordinary course of business;

•	is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	is not acting on behalf of any person who could not truthfully make the foregoing representations.
      Any broker-dealer that receives new notes for its own account in exchange for old notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of marketmaking activities or other trading activities (and not acquired directly from RCC or any of its affiliates) and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes; however, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that during the period ending on the earlier of (1) one year from the date on which the exchange offer is consummated, subject to extension in limited circumstances, and (2) the date on which all transfer restricted securities covered by the exchange offer registration statement have been sold pursuant thereto, we will use commercially reasonable efforts to keep the exchange offer registration statement effective to the extent necessary to ensure that this prospectus is available for sales of the new notes by participating broker-dealers. See “Plan of Distribution and Selling Restrictions” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer and the new notes.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “— Conditions” below. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered old notes for exchange when, as and if we have given oral or written notice thereof to the exchange agent.
      For each old note tendered for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.
      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged old notes will be returned without expense to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer procedures described below, such nonexchanged old notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the exchange offer.
Registration Default; Liquidated Damages
      If:

•	we fail to file any registration statement required to be filed under the registration rights agreement on or prior to the date specified for such filing,

•	any such registration statement is not declared effective by the Commission on or prior to the date specified for effectiveness in the registration rights agreement,

•	we fail to consummate the exchange offer on or prior to 30 business days following the effectiveness of the Exchange Offer Registration Statement, or

•	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective by the Commission, but thereafter ceases to be effective or useable in connection with resales of Transferred Restricted Notes during the periods specified in the registration rights agreement without being succeeded within two business days by a post-effective amendment to such Registration Statement that cures such failure and that is itself declared effective within five business days of filing such post-effective amendment to such Registration Statement
(each of the events referred to in clauses (1) through (4) above being collectively referred to as a “Registration Default”), then we will be required to pay liquidated damages to each holder of notes in an amount equal to $.05 per week per $1,000 principal amount of notes outstanding for the first 90-day period immediately following the occurrence of the first Registration Default. The amount of liquidated damages will increase by an additional $.05 per week per $1,000 principal amount outstanding for each subsequent 90-day period, to a maximum of $0.50 per week per $1,000 principal amount of notes, until all Registration Defaults have been cured. All accrued liquidated damages will be paid by us on each interest payment date to the note holder as specified in the indenture.
Book-Entry Transfer
      The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of old notes by causing the Book-Entry Transfer Facility to transfer such old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or facsimile with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.
Guaranteed Delivery Procedures
      If a registered holder of old notes desires to tender such old notes, and the old notes are not immediately available, or time will not permit such holder’s old notes or other required documents to reach the exchange agent before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

•	the tender is made through an Eligible Institution,

•	prior to the Expiration Date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by facsimile transmission, mail, or hand delivery),

•	setting forth the name and address of the holder of such old notes and the amount of old notes tendered, stating that the tender is being made thereby and

•	guaranteeing that within five New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form to transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent, and

•	the certificate for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five NYSE trading days after the date of execution of the notice of guaranteed delivery.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to 5:00 p.m. New York City Time, on the Expiration Date; otherwise, such tenders are irrevocable.
      For a withdrawal to be effective, a written notice of withdrawal sent by telegram or facsimile, with receipt confirmed by telephone, or letter must be received prior to the Expiration Date by the exchange agent at the address or numbers set forth below under “— Exchange Agent.” Any such notice of withdrawal must specify the name of the person having tendered the old notes to be withdrawn, identify the old notes to be withdrawn (including the principal amount of such old notes), and (where certificates for old notes have been transmitted) specify the name in which such old notes are registered, if different from that of the withdrawing holder. If certificates for the old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedures of book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by Rural Cellular, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with such Book-Entry Transfer Facility for the old notes) as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the Expiration Date.
Conditions
      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes, if because of any changes in law, or applicable interpretations thereof by the Commission, we determine that we are not permitted to effect the exchange offer. In addition, we have no obligation to, and will not knowingly, accept tenders of old notes from any affiliates of ours (within the meaning of Rule 405 under the Securities Act) or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the Commission, or if the new notes to be received by such holder or holders of old notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restriction under the “blue sky” or securities laws of substantially all of the states.

Exchange Agent
      Wells Fargo Bank, National Association has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance in connection with the exchange offer and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:
By Registered and Certified Mail:
WELLS FARGO BANK, N.A.
Corporate Trust Operations
MAC N9303-121
PO Box 1517
Minneapolis, MN 55480
By Regular Mail or Overnight Courier:
WELLS FARGO BANK, N.A.
Corporate Trust Operations
MAC N9303-121
Sixth & Marquette Avenue
Minneapolis, MN 55479
In Person by Hand Only:
WELLS FARGO BANK, N.A.
12th Floor — Northstar East Building
Corporate Trust Operations
608 Second Avenue South
Minneapolis, MN
By Facsimile (for Eligible Institutions only):
(612) 667-6282
For Information or Confirmation by Telephone:
(800) 344-5128
Fees and Expenses
      The expenses of soliciting tenders pursuant to the exchange offer will be borne by Rural Cellular. The principal solicitation for tender pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy, or in person by officers and regular employees of Rural Cellular.
      We will not make any payments to brokers, dealers, or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees, and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.
      The expenses to be incurred in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent, the trustee, and accounting, legal, printing, and related fees and expenses.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder or such other person. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Accounting Treatment
      The new notes will be recorded in our accounting records at the same carrying values as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the consummation of the exchange offer. The expense of the exchange offer will be amortized by us over the term of the new notes in accordance with generally accepted accounting principles.
Consequences of Failure to Exchange Old Notes
      Holders of the old notes do not have any appraisal or dissenters’ rights in the exchange offer. Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, remain outstanding and continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legends on the old notes. In general, the old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Following the consummation of the exchange offer, except in limited circumstances with respect to specific types of holders of old notes, the issuer will have no further obligation to provide for the registration under the Securities Act of the old notes. See “— Registration Default; Liquidated Damages.” We do not currently anticipate that we will take any action following the consummation of the exchange offer to register the old notes under the Securities Act or under any state securities laws.
      Consummation of the exchange offer may have adverse consequences to non-tendering old note holders, including that the reduced amount of old notes that remain outstanding as a result of the exchange offer may adversely affect the trading market, liquidity, and market price of the old notes.
      The new notes and any old notes that remain outstanding after consummation of the exchange offer will vote together for all purposes as a single class under the indenture.
Book-Entry; Delivery and Form
      The new notes will initially be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The registered global notes will be deposited upon issuance with the trustee as custodian for the Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
      Except as set forth below, the registered global notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the registered global notes may not be exchanged for notes in certificated form except in the limited circumstances described below.
      Transfers of beneficial interests in the registered global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. The notes may be presented for registration of transfer and exchange at the offices of the registrar.
      The following description of the operations and procedures of DTC, Euroclear, and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      Holders of the registered global notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Holders of the registered global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. All interests in a registered global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a registered global note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a registered global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interests in the registered global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or Holders thereof under the indenture for any purpose.
      Payments in respect of the principal of and interest and premium and Liquidated Damages, if any, on a registered global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the registered global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for:

(i) any aspect or accuracy of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the registered global notes or for maintaining, supervising, or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the registered global notes; or

(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee, or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.
      Transfer between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant registered global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the registered global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the registered global notes for new notes in certificated form and to distribute such new notes to its Participants.
      Although DTC, Euroclear, and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the registered global notes among participants in DTC, Euroclear, and Clearstream, they are under no obligation to perform or to continue to perform such procedures and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents will have any responsibility for the performance by DTC, Euroclear, or Clearstream, or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
      A registered global note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(i) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the registered global notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(iii) there has occurred and is continuing a Default or Event of Default with respect to the notes.
      In addition, beneficial interests in a registered global note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any registered global note or beneficial interests in registered global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any restrictive legend required by applicable law.

DESCRIPTION OF THE NOTES
      We will issue the new notes under an indenture dated November 1, 2005, with Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.
      The following description is a summary of the material provisions of the indenture. It does not restate that document in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as Holders of the notes. Copies of the indenture are available as set forth below under the caption “Available Information.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the indenture.
      The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.
      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the terms “Rural Cellular,” “we,” or “us” refer only to Rural Cellular Corporation and not to any of its Subsidiaries.
Brief Description of the Notes and Ranking
      The notes:

•	are general, unsecured obligations of Rural Cellular maturing on November 1, 2012;

•	are not guaranteed by any of our Subsidiaries, all of which, other than Wireless Alliance, are guarantors under the Credit Agreement, and the Holders of the notes will not have any direct claim on the assets of our Subsidiaries;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of Rural Cellular, including amounts outstanding under the Credit Agreement, the Senior Secured Notes and the Senior Unsecured Notes;

•	rank equal in right of payment with all existing and future senior subordinated indebtedness of Rural Cellular, including the Existing Senior Subordinated Notes; and

•	rank senior in right of payment to any of our future subordinated indebtedness.
      The notes are subordinated in right of payment to Rural Cellular’s Indebtedness under the Credit Agreement, the Senior Secured Notes and the Senior Unsecured Notes. At December 31, 2005, Rural Cellular had $893.0 million of Senior Indebtedness outstanding, with a further $1.4 million of Senior Indebtedness available to be drawn under the Credit Agreement. The instruments governing our other Indebtedness may permit us to incur additional Senior Indebtedness. See “Risk Factors — Despite our substantial indebtedness and preferred stock, we may still be able to incur significantly more debt and issue more preferred stock, intensifying the risks described above.”
      All of Rural Cellular’s Subsidiaries, other than Wireless Alliance, have guaranteed the Credit Agreement and the Senior Secured Notes. Our Subsidiaries will not guarantee the notes on the Issue Date. Therefore, the assets of our Subsidiaries will be subject to the prior claims of all creditors of our Subsidiaries, including trade creditors and, in the case of our Subsidiaries that are guarantors under the Credit Agreement and the Senior Secured Notes, the lenders thereunder. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation, or reorganization of any of our Subsidiaries, such Subsidiaries will pay the holders of their liabilities, including trade payables and their guarantees of the Credit Agreement and the Senior Secured Notes, before they will be able to distribute any of their assets to us. At December 31, 2005, our Subsidiaries had $26.6 million of outstanding liabilities, including trade payables and $568.0 million of guarantee obligations under guarantees of the Credit Agreement and the Senior Secured Notes, but excluding intercompany Indebtedness, and $1.2 billion of our consolidated assets. See “Risk Factors — Our subsidiaries will not guarantee the notes, although most of our subsidiaries guarantee our revolving credit facility and our senior secured notes. The assets of our subsidiaries will be subject to the prior claims of all of their creditors, including trade creditors and, in the case of subsidiaries guaranteeing our revolving credit facility and our senior secured notes, the lenders thereunder.”
Unrestricted Subsidiaries
      Under the indenture, Rural Cellular is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Rural Cellular’s Unrestricted Subsidiaries are not subject to the restrictive covenants in the indenture. Wireless Alliance, a joint venture in which Rural Cellular owns 70% of the equity interests, will be an Unrestricted Subsidiary.
Principal, Maturity and Interest
      Rural Cellular has issued $175,000,000 aggregate principal amount of notes under the indenture. From time to time Rural Cellular will be permitted to offer and sell additional notes under the same indenture having the same terms in all respects as the notes, except that interest will accrue from their date of issuance. Any offering of additional notes is subject to the covenant described below under the caption “Certain Covenants — Limitation on Consolidated Indebtedness.”
      The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. Rural Cellular will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 1, 2012.
      The notes will bear interest at a floating rate per annum, reset quarterly, equal to LIBOR plus 5.75%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee.
      Set forth below is a summary of certain of the defined terms used in the indenture relating to the calculation of interest on the notes.
      “Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.
      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include February 1, 2006.
      “LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for three-month periods beginning on the first day of such Interest Period that appears on Telerate Page 3750 or Bloomberg page BBAM 1 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 or Bloomberg page BBAM 1 do not include such a rate or are unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the first day of such Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the first day of such Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

      “London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.
      “Representative Amount” means a principal amount of not less than U.S.$1,000,000 for a single transaction in the relevant market at the relevant time.
      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).
      The amount of interest for each day that the notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.
      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).
      The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
      The Calculation Agent will, upon the request of the Holder of any note, provide the interest rate then in effect with respect to the notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Rural Cellular, its Restricted Subsidiaries and the Holders of the notes.
      Interest on the notes is payable quarterly (to holders of record at the close of business on the January 15, April 15, July 15 and October 15 immediately preceding the applicable interest payment date) on each February 1, May 1, August 1 and November 1 of each year, commencing February 1, 2006.
Method of Receiving Payment on the Notes
      If a Holder has given wire transfer instructions to us, we will pay all principal, interest, premium, if any, or Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the security register.
Paying Agent and Registrar for the Notes
      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the notes, and Rural Cellular or any of its Subsidiaries may act as paying agent or registrar.
      All moneys paid by us to a paying agent for the payment of principal, interest, premium, if any, or Liquidated Damages, if any, on any notes which remain unclaimed for two years after such principal, interest, premium or Liquidated Damages have become due and payable may be repaid to us, and thereafter the Holder of such notes may look only to us for payment of them.
Transfer and Exchange
      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes and fees required by law in connection with such transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note (1) for a period of 15 days before a selection of notes to be redeemed or (2) tendered and not withdrawn in connection with an Offer to Purchase or an Asset Sale Offer.
Subordination
      The payment of the principal of and premium, if any, and interest on the notes will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets of Rural Cellular to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets, or any bankruptcy, insolvency, or similar proceedings of Rural Cellular, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on such Senior Indebtedness before the Holders of the notes will be entitled to receive any Notes Payment.
      In the event that any Senior Payment Default shall have occurred and be continuing, or the maturity of any Senior Indebtedness shall have been accelerated, then no Notes Payment shall be made unless and until such Senior Payment Default shall have been cured or waived or shall have ceased to exist and (in each case) any acceleration of Senior Indebtedness shall have been rescinded or annulled. In the event that any Senior Nonmonetary Default shall have occurred and be continuing, then, upon the receipt by Rural Cellular and the trustee of written notice of such Senior Nonmonetary Default from a Person designated as a representative for the Designated Senior Indebtedness or, if there is no outstanding Designated Senior Indebtedness, any holder of Senior Indebtedness, no Notes Payment shall be made during the period (the “Payment Blockage Period”) commencing on the date of such receipt of such written notice and ending on the earlier of (1) the date on which such Senior Nonmonetary Default shall have been cured or waived or shall have ceased to exist and any acceleration of Senior Indebtedness shall have been rescinded or annulled or the Senior Indebtedness to which such Senior Nonmonetary Default relates shall have been discharged or (2) the 179th day after the date of such receipt of such written notice. No more than one Payment Blockage Period may be commenced with respect to the notes during any 360-day period and there shall be a period of at least 181 consecutive days in each 360-day period in which no Payment Blockage Period is in effect. For purposes of this paragraph, no Senior Nonmonetary Default that was known to the holders of Senior Indebtedness to exist or be continuing on the date of commencement of any Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by a representative for the Designated Senior Indebtedness unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days.
      The subordination provisions described above will cease to be applicable to the notes upon any defeasance or covenant defeasance of the notes as described under “— Defeasance.”
Optional Redemption
      On or after November 1, 2007, Rural Cellular may, at any time at its option, redeem the notes, in whole or from time to time in part, on not less than 30 nor more than 60 days’ prior notice, at the following redemption prices, expressed as percentages of their principal amount, together with accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed to but excluding the date fixed for redemption, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Redemption Price

2007	102.000%
2008	101.000%
2009 and thereafter	100.000%
      Notwithstanding the above, at any time prior to November 1, 2007, Rural Cellular may, in one or more transactions, redeem up to a total of 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) from the net cash proceeds of an Equity Offering at a price equal to 100% of the aggregate principal amount of the notes redeemed plus a premium equal to the interest on such notes for one year (based on the interest rate in effect at the time Rural Cellular delivers a notice of redemption), together with accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed to but excluding the date fixed for redemption; provided, that at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately following such redemption. Any such redemption must be made within 45 days after the related Equity Offering. Notes held by Rural Cellular or any of its Subsidiaries will not be deemed to be “outstanding.”
      Notice of any optional redemption of the notes, or portion thereof, will be given by first-class mail to Holders at their addresses appearing in the security register, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption shall state the redemption date, the redemption price, if less than all the outstanding notes are to be redeemed, principal amounts of the particular notes to be redeemed, that on the redemption date the redemption price will become due and payable upon each note to be redeemed, and the place or places where such notes are to be surrendered for payment of the redemption price.
      If fewer than all the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any securities exchange, in compliance with the requirements of the principal securities exchange on which the notes are listed; or

(2) if the notes are not listed on any securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.
No Sinking Fund
      The notes are not entitled to the benefit of any sinking fund.
Change of Control
      Upon the occurrence of a Change of Control, each Holder of a note shall have the right to require Rural Cellular to repurchase such note on the terms and conditions set forth in the indenture. Rural Cellular shall, within 30 days following the date of the consummation of a transaction resulting in a Change of Control, mail an Offer to Purchase all outstanding notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date of purchase. Rural Cellular or a third party on its behalf may, but shall not be required to, satisfy Rural Cellular’s obligations under this covenant by mailing such an Offer to Purchase prior to, and contingent upon, the anticipated consummation of a transaction resulting in a Change of Control; provided that Rural Cellular and any such third party shall comply with all applicable laws and regulations, including Rule 14e-1 under the Exchange Act, and the Offer to Purchase shall not close unless the transaction resulting in a Change of Control also occurs.
      The occurrence of a Change of Control may constitute an event of default under the Credit Agreement, entitling the lenders thereunder to accelerate all obligations owing thereunder. Rural Cellular may be prohibited from making or satisfying the Offer to Purchase.
      “Change of Control” means:

(1) directly or indirectly a merger, sale, transfer or other conveyance of all or substantially all the assets of Rural Cellular, on a consolidated basis, to any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among Rural Cellular’s current or newly-formed Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, in each case with the effect that any Person or group of Persons beneficially owns more than 50% of the total Voting Power entitled to vote in the election of directors, managers, or trustees of the transferee entity immediately after such transaction;

(2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total Voting Power of Rural Cellular;

(3) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of Rural Cellular (together with any new directors whose election by such Board or whose nomination for election by the shareholders of Rural Cellular was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of Rural Cellular then in office;

(4) the adoption of a plan relating to the liquidation or dissolution of Rural Cellular; or

(5) any transaction constituting a “change of control” under the instruments governing any Subordinated Indebtedness or Preferred Stock of Rural Cellular, if such “change of control” would provide a holder of such Subordinated Indebtedness or Preferred Stock with a right to require Rural Cellular to repurchase or redeem such Subordinated Indebtedness or Preferred Stock in an aggregate principal amount (or liquidation value, in the case of Preferred Stock) in excess of $20.0 million and such right has not been waived pursuant to the terms thereof.
      For purposes of this definition, the terms “beneficially own,” “beneficial owner” and “beneficial ownership” shall have the meanings used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.
      Rural Cellular will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations applicable to any Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Rural Cellular will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict; provided that Rural Cellular shall not be relieved of its obligation to make an offer to repurchase the notes under the Change of Control provisions of the indenture by reason of such conflict.
      The Change of Control purchase feature is a result of negotiations between Rural Cellular and the initial purchasers of the notes. Subject to the limitations discussed below, Rural Cellular could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Rural Cellular’s capital structure. Except for the limitations contained in “— Certain Covenants — Limitation on Consolidated Indebtedness” and “— Certain Covenants — Limitation on Preferred Stock of Restricted Subsidiaries,” the indenture will not contain any covenants or provisions that may afford Holders of the notes protection in the event of some highly leveraged transactions.
      If a Change of Control were to occur, our Credit Agreement, our Senior Secured Notes, our Senior Unsecured Notes and possibly other Indebtedness of our Subsidiaries, would be required to be repaid, repurchased, or amended. In addition, if a Change of Control were to occur, the terms of our Existing Senior Subordinated Notes and, under certain circumstances, the terms of our existing preferred stock would require an offer similar to an Offer to Purchase. Future Indebtedness of Rural Cellular and its Subsidiaries, including Indebtedness which may rank equally in right of payment to the notes, may also contain prohibitions on the repurchase of the notes and on the occurrence of some events that would constitute a Change of Control or may require such Indebtedness to be repurchased upon a Change of Control. In the event that a Change of Control occurs at a time when Rural Cellular is prohibited or prevented from repurchasing the notes, Rural Cellular could seek the consent of the applicable lenders to allow the repurchase or could attempt to refinance the borrowings that contain the prohibition. If Rural

Cellular does not obtain such a consent or repay those borrowings, Rural Cellular will remain prohibited from repurchasing the notes. In that case, Rural Cellular’s failure to purchase tendered notes would constitute an Event of Default under the indenture. Finally, Rural Cellular’s ability to pay cash to the Holders of the notes following the occurrence of a Change of Control may be limited by Rural Cellular’s then existing financial resources, including its ability to access the cash flow of its Subsidiaries. Sufficient funds may not be available when necessary to make any required repurchases. See “Risk Factors — In the event of a change of control, we would be obligated to offer to repurchase the notes. Such a repurchase could be prohibited by the terms of our credit agreement. In addition, we may not have sufficient funds to fulfill our obligation to repurchase the notes upon the occurrence of a change of control.”
      Rural Cellular will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by Rural Cellular and purchases all notes validly tendered and not withdrawn under such Offer to Purchase.
      The definition of Change of Control includes a phrase relating to the merger, sale, transfer or other conveyance of “all or substantially all” the assets of Rural Cellular on a consolidated basis. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition or quantification of the phrase under applicable law. Accordingly, the ability of a Holder of the notes to require Rural Cellular to repurchase such notes as a result of a merger, sale, transfer or other conveyance of less than all of the assets of Rural Cellular on a consolidated basis to another Person or group may be uncertain.
      Any Change of Domicile transaction will not be deemed a Change of Control under the indenture. In addition, the creation of, or the merger, amalgamation, combination, or consolidation of Rural Cellular with or into a Wholly Owned Restricted Subsidiary for the purpose of forming, a holding company whose only substantial asset is the Capital Stock of Rural Cellular will not be deemed a Change of Control under the indenture, and any such holding company structure will be disregarded.
Certain Covenants

Limitation on Consolidated Indebtedness
      The indenture provides that Rural Cellular will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness, including Acquired Indebtedness, except that Rural Cellular may Incur Indebtedness if, after giving effect thereto, Rural Cellular’s Operating Cash Flow Ratio would have been less than 7.5 to 1.0.
      Notwithstanding the above, Rural Cellular and its Restricted Subsidiaries may Incur the following Indebtedness without regard to the above limitations:

(1) Indebtedness evidenced by the notes on the Issue Date and a like principal amount of new notes (the “Exchange Notes”) to be issued pursuant to the terms of the registration rights agreement described under “Registration Rights; Liquidated Damages”;

(2) Indebtedness, letters of credit, and bankers’ acceptances Incurred by Rural Cellular under the Credit Agreement in an aggregate principal amount not to exceed $125.0 million at any time outstanding, reduced by the amount of repayments and permanent reductions of Indebtedness Incurred under this clause (2) due to the application of Net Cash Proceeds after the Issue Date as set forth in the “— Limitation on Asset Sales and Sales of Subsidiary Stock” covenant;

(3) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries owing to Rural Cellular or any of its Restricted Subsidiaries (“Intercompany Indebtedness”); provided that (A) in the case of any such Indebtedness of Rural Cellular, such obligations will be unsecured and subordinated by their terms in all respects to the Holders’ rights pursuant to the notes, and (B) if any event occurs that causes a Person that is a Restricted Subsidiary to no longer be a Restricted Subsidiary, then this clause (3) will no longer be applicable to such Indebtedness of that Person;

(4) Indebtedness of Rural Cellular or any Restricted Subsidiary issued in exchange for, or to renew, replace, extend, refinance, or refund, any Indebtedness of Rural Cellular or such Restricted Subsidiary Incurred pursuant to clauses (1), (4), (6), (8), (11), (14) or (15) or pursuant to the first paragraph of this covenant, which Indebtedness was outstanding or committed on the date of exchange, renewal, replacement, extension, refinancing, or refunding; provided, however, that:

(A) such Indebtedness does not exceed the principal amount (or in the case of Redeemable Stock or Preferred Stock that constitutes Indebtedness, the aggregate redemption or repurchase price or liquidation value) of outstanding or committed Indebtedness so exchanged, renewed, replaced, extended, refinanced, or refunded plus all accrued interest, dividends, and premiums on the Indebtedness and all fees, expenses, penalties, and premiums incurred in connection therewith;

(B) such exchanging, renewing, replacing, extending, refinancing, or refunding Indebtedness has (x) a final maturity that is later than the final maturity of the Indebtedness being so exchanged, renewed, replaced, extended, refinanced, or refunded, and (y) an Average Life, at the time of such exchange, renewal, replacement, extension, refinancing, or refunding of such Indebtedness, that is equal to or greater than the Average Life of the Indebtedness being so exchanged, renewed, replaced, extended, refinanced, or refunded;

(C) in the case of any exchanging, renewing, replacing, extending, refinancing, or refunding of Indebtedness subordinated to the notes, the exchanging, renewing, replacing, extending, refinancing, or refunding Indebtedness ranks subordinate in right of payment to the notes to substantially the same extent as, or to a greater extent than, the Indebtedness so exchanged, renewed, replaced, extended, refinanced, or refunded;

(D) the Exchangeable Preferred Stock, the Junior Exchangeable Preferred Stock and the Class M Preferred Stock (and any Preferred Stock that is Redeemable Stock issued to exchange, renew, replace, extend, refinance or refund any of the foregoing) (collectively, the “Refinanced Preferred Stock”) may be exchanged, renewed, replaced, extended, refinanced or refunded pursuant to this clause (4) only by the incurrence of Qualified Stock that ranks equally with or junior to the Refinanced Preferred Stock; and

(E) no Indebtedness of Rural Cellular may be exchanged, renewed, replaced, extended, refinanced, or refunded by the Incurrence of Indebtedness or the issuance of Capital Stock by any Restricted Subsidiary;

(5) Indebtedness Incurred by Rural Cellular or any of its Restricted Subsidiaries under Hedge Agreements to protect Rural Cellular or any of its Restricted Subsidiaries from interest or foreign currency risk on Indebtedness permitted to be Incurred by the indenture or to manage such risk, provided, that the notional principal amount of any such Hedge Agreements does not exceed the principal amount of Indebtedness to which such Hedge Agreements relate, and such Hedge Agreements are not for speculative purposes;

(6) Indebtedness of Rural Cellular and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness Incurred under clause (3) above) (“Existing Indebtedness”);

(7) any guarantee by any Restricted Subsidiary of any Indebtedness Incurred under the Credit Agreement in accordance with this covenant;

(8) Acquired Indebtedness of Rural Cellular; provided that, on a pro forma basis after giving effect to the Incurrence of such Acquired Indebtedness, Rural Cellular would be able to Incur at least $1.00 of additional Indebtedness pursuant to the provisions described under the first paragraph of this covenant, “— Limitation on Consolidated Indebtedness”;

(9) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries in respect of performance, bid, surety, appeal, or similar bonds or completion or performance guarantees provided in the ordinary course of business;

(10) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price, or similar obligations, or from guarantees or letters of credit, surety bonds, or performance bonds securing any obligations of Rural Cellular or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets, or Subsidiary of Rural Cellular (other than guarantees of, or similar obligations under, Indebtedness Incurred by any Person acquiring all or any portion of such business, assets, or Restricted Subsidiary of Rural Cellular for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by Rural Cellular or any Restricted Subsidiary in connection with such disposition;

(11) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries represented by Capital Lease Obligations, mortgage financings, or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant, or equipment used in the business of Rural Cellular or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Indebtedness Incurred pursuant to clause (4) above in exchange for, or to renew, replace, extend, refinance, or refund any Indebtedness Incurred pursuant to this clause (11), not to exceed the greater of 1.0% of Total Assets at any time outstanding and $12.0 million;

(12) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries owed to, including obligations in respect of letters of credit for the benefit of, any Person in connection with workers’ compensation, health, disability, or other employee benefits or property, casualty, or liability insurance provided by such Person to Rural Cellular or any of its Restricted Subsidiaries, in each case Incurred in the ordinary course of business;

(13) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft, or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days after its Incurrence;

(14) Indebtedness of any Restricted Subsidiary of Rural Cellular which does not exceed $50 million in the aggregate for all such Restricted Subsidiaries at any time outstanding under this clause (14) (excluding any Intercompany Indebtedness or Acquired Indebtedness that is otherwise permitted to be Incurred under the indenture); provided that a Restricted Subsidiary may not Incur any Indebtedness under this clause (14), unless Rural Cellular’s Operating Cash Flow Ratio is less than 7.5 to 1.0 and the Adjusted Operating Cash Flow Ratio of such Restricted Subsidiary is less than 6.0 to 1.0; and

(15) Indebtedness of Rural Cellular or any of its Restricted Subsidiaries, other than Indebtedness permitted pursuant to clauses (1) through (14) above, which does not exceed $35 million at any time outstanding including all Indebtedness Incurred pursuant to clause (4) above in exchange for, or to renew, replace, extend, refinance, or refund any such Indebtedness.
      For the avoidance of doubt, all Indebtedness outstanding under the Credit Agreement on the Issue Date shall be deemed to have been Incurred under clause (2) above. For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories described in clause (1) and clauses (3) through (15) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, Rural Cellular, in its sole discretion, will be permitted to classify such item of Indebtedness on the date of its Incurrence, or later reclassify such item of Indebtedness, in any manner that complies with this covenant.
      The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and payments of dividends on Redeemable Stock or Preferred Stock in the form of additional shares of the same class of Redeemable Stock or Preferred Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Redeemable Stock or Preferred Stock for the purposes of this covenant.

Limitation on Preferred Stock of Restricted Subsidiaries
      The indenture prohibits Rural Cellular from allowing any of its Restricted Subsidiaries to create or issue any Preferred Stock except:

(1) Preferred Stock outstanding on the Issue Date (“Existing Preferred Stock”);

(2) Preferred Stock issued to and held by Rural Cellular or any Wholly Owned Restricted Subsidiary of Rural Cellular;

(3) Preferred Stock issued by any Person prior to that Person’s having become a Restricted Subsidiary of Rural Cellular; and

(4) Preferred Stock issued by a Restricted Subsidiary in exchange for, or the proceeds of which are used to refinance outstanding Preferred Stock of a Restricted Subsidiary; provided that (a) the liquidation value of the refinancing Preferred Stock does not exceed the liquidation value so refinanced plus financing fees and other expenses, penalties, and premiums associated with such refinancing and all accrued dividends on such Preferred Stock and (b) such refinancing Preferred Stock has no mandatory redemptions prior to (and in no greater amounts than) the Preferred Stock being refinanced.
      The payment of dividends on Preferred Stock in the form of additional shares of the same class of Preferred Stock will not be deemed to be a creation or issuance of Preferred Stock for purposes of this covenant.

Limitation on Asset Sales and Sales of Subsidiary Stock
      The indenture provides that after the Issue Date, Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, in one transaction or a series of related transactions, convey, sell, transfer, assign, or otherwise dispose of, directly or indirectly, any of its property, business, or assets, including any sale or other transfer or issuance of any Capital Stock of any Restricted Subsidiary of Rural Cellular, whether owned on the Issue Date or thereafter acquired (an “Asset Sale”) unless:

(a) such Asset Sale is for Fair Market Value;

(b) at least 75% of the value of the consideration for such Asset Sale consists of:

(i) cash or Cash Equivalents,

(ii) the assumption by the transferee (and release of Rural Cellular or the relevant Restricted Subsidiary, as the case may be) of Senior Indebtedness of Rural Cellular or Indebtedness of any Restricted Subsidiary, or

(iii) notes, obligations or other marketable securities (collectively “Marketable Securities”) that are converted within 30 days after consummation of such Asset Sale into cash or Cash Equivalents; and

(c) the Net Cash Proceeds therefrom are, at Rural Cellular’s option and, to the extent it so elects, applied on or prior to the date that is 365 days after the date of such Asset Sale:

(i) to the repayment of any Senior Indebtedness (which payment permanently reduces the commitment thereunder);

(ii) to the repurchase of the notes and other Indebtedness of Rural Cellular ranking equal in right of payment to the notes or Indebtedness of any Restricted Subsidiary containing similar provisions with respect to the repurchase of such Indebtedness with the net proceeds of asset sales, pursuant to an offer to purchase (an “Asset Sale Offer”) described below;

(iii) to the making of capital expenditures or other acquisitions of long-term assets (other than Capital Stock) that are used or useful in a Wireless Communications Business that is owned wholly by Rural Cellular or any of its Restricted Subsidiaries;

(iv) to the acquisition of all or substantially all of the assets of, or Capital Stock representing a majority of the Voting Power of, an entity engaged primarily in a Wireless Communications Business; or

(v) any combination of the foregoing.
      Notwithstanding the foregoing provisions of the prior paragraph:

(1) the conveyance, sale, transfer, or other disposition of all or substantially all the assets of Rural Cellular on a consolidated basis will be governed by the provisions of the indenture described under the caption “Change of Control” and/or the provisions of the indenture described under “Consolidation, Merger, Conveyance, Transfer or Lease” and not by the provisions of this Asset Sale covenant;

(2) any Restricted Subsidiary of Rural Cellular may convey, sell, lease, transfer, or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to Rural Cellular or any of its Wholly Owned Restricted Subsidiaries;

(3) Rural Cellular and its Restricted Subsidiaries may, in the ordinary course of business, (A) convey, sell, lease, transfer, assign, or otherwise dispose of assets, provided that if such conveyance, sale, lease, transfer, assignment, or other disposition is to a Person other than a Restricted Subsidiary, the consideration received reflects the Fair Market Value of such assets and (B) exchange assets for either assets or equity interests in Wireless Communications Businesses, provided that (a) the assets or equity interests received have a Fair Market Value substantially equal to the assets exchanged and (b) the assets received by Rural Cellular are controlled by Rural Cellular with respect to voting rights and day-to-day operations, or the equity interests received by Rural Cellular represent a controlling interest in the total Voting Power and day-to-day operations of a Person that is the issuer of such equity interests;

(4) Rural Cellular and its Restricted Subsidiaries may make an exchange of assets where Rural Cellular and/or its Restricted Subsidiaries receive consideration for such assets at least 75% of which consists of (a) cash, (b) long-term assets (other than Capital Stock) at Fair Market Value that are used or useful in a Wireless Communications Business, or (c) any combination thereof (it being understood that any net cash proceeds shall be treated as Net Cash Proceeds under clause (c) of the preceding paragraph);

(5) Rural Cellular and its Restricted Subsidiaries may sell, exchange, or dispose of damaged, worn out, or other obsolete property in the ordinary course of business or other property no longer necessary for the proper conduct of the business of Rural Cellular or any of its Restricted Subsidiaries; and

(6) in addition to Asset Sales permitted by the foregoing clauses (1) through (5), without compliance with the restrictions set forth in the immediately preceding paragraph, Rural Cellular may consummate any single Asset Sale or series of related Asset Sales with respect to assets the Fair Market Value of which does not exceed $10.0 million in the aggregate after the Issue Date.
      Notwithstanding the foregoing, none of the following items will be deemed an Asset Sale:

(1) an issuance of Capital Stock by a Restricted Subsidiary of Rural Cellular to Rural Cellular or to a Wholly Owned Restricted Subsidiary of Rural Cellular;

(2) the sale or other disposition of cash or Cash Equivalents;

(3) the surrender or waiver of contract rights or settlement, release, or surrender of a contract, tort or other litigation claim in the ordinary course of business;

(4) the lease, sublease, or licensing of any property in the ordinary course of business;

(5) a Restricted Payment (other than a Permitted Investment) that is not prohibited by the covenant described under the caption, “— Limitation on Restricted Payments,” or a Permitted Investment pursuant to clauses (9), (11), and (12) of the definition thereof;

(6) the sale of inventory in the ordinary course of business;

(7) any issuance of employee stock options or stock awards by Rural Cellular pursuant to benefit plans in existence on the Issue Date; and

(8) the granting of Liens not prohibited by the indenture.
      The indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds not applied to the uses set forth in subsections (c)(1) through (c)(5) in the first paragraph of this covenant exceed $10.0 million. Pending the final application of any such Net Cash Proceeds, Rural Cellular may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the indenture.
      An Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Asset Sale Offer Period”). To the extent that any Senior Indebtedness of Rural Cellular or Indebtedness of any Restricted Subsidiary requires Rural Cellular or that Restricted Subsidiary to make an offer similar to an Asset Sale Offer, Rural Cellular and each such Restricted Subsidiary may make simultaneous offers, with such offer to the holders of the notes being limited to proceeds not used in such Asset Sale Offer to repurchase such Senior Indebtedness of Rural Cellular or such Restricted Subsidiaries. In addition, Rural Cellular shall not make an asset sale offer for the Existing Senior Subordinated Notes, the Senior Subordinated Exchange Debentures, and the Additional Senior Subordinated Exchange Debentures, unless it also makes an Asset Sale Offer for the notes. No later than five Business Days after the termination of the Asset Sale Offer Period (the “Asset Sale Purchase Date”), Rural Cellular will purchase the principal amount of notes required to be purchased pursuant to this covenant (the “Asset Sale Offer Amount”) at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date of the purchase or, if less than the Asset Sale Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer.
      If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Sale Offer.
      On or before the Asset Sale Purchase Date, Rural Cellular will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all notes tendered, and will deliver to the trustee an Officers’ Certificate stating that such notes or portions thereof were accepted for payment by Rural Cellular in accordance with the terms of this covenant. Rural Cellular, the Depositary, or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date), mail or deliver to each tendering Holder an amount equal to the purchase price of the notes tendered by such Holder and accepted by Rural Cellular for purchase, and Rural Cellular will promptly issue a new note, and the trustee, upon written request from Rural Cellular, will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. Any note not so accepted will be promptly mailed or delivered by Rural Cellular to the Holder thereof. Rural Cellular will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date. Upon completion of each Asset Sale Offer, the amount of accumulated Net Cash Proceeds not applied to the uses set forth in subsections (c)(1) through (c)(5) in the first paragraph of this section “— Limitation on Asset Sales and Sales of Subsidiary Stock” shall be reset to zero, and Rural Cellular and its Restricted Subsidiaries may use such amount not applied for any purpose not otherwise prohibited by the indenture.
      Rural Cellular will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations applicable to any Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Rural Cellular will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict; provided that Rural Cellular shall not be relieved of its obligation to make an offer to repurchase the notes under the Asset Sale provisions of the indenture by reason of such conflict.
      The Credit Agreement, the Senior Secured Notes and the Senior Unsecured Notes currently limit Rural Cellular’s ability to repurchase notes and also provides that certain asset sale events with respect to Rural Cellular would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which Rural Cellular becomes a party may contain similar covenants. In the event that an Asset Sale Offer is required to occur at a time when Rural Cellular is prohibited or prevented from repurchasing the notes, Rural Cellular could seek the consent of the applicable lenders to allow the repurchase or could attempt to refinance the borrowings that contain the prohibition. If Rural Cellular does not obtain such a consent or repay those borrowings, Rural Cellular will remain prohibited from repurchasing the notes. In that case, Rural Cellular’s failure to purchase tendered notes or to make an Asset Sale Offer would constitute an Event of Default under the indenture.

Limitation on Restricted Payments
      The indenture prohibits Rural Cellular or any Restricted Subsidiary from directly or indirectly making any Restricted Payment unless after giving effect to the Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing;

(b) Rural Cellular would be permitted to Incur an additional $1.00 of Indebtedness pursuant to the Operating Cash Flow Ratio test described in the first paragraph under “— Limitation on Consolidated Indebtedness”; and

(c) the total of all Restricted Payments made on or after January 16, 2002 does not exceed the sum, without duplication, of (1) Cumulative Operating Cash Flow less 1.60 times Cumulative Interest Expense, (2) 100% of the aggregate Qualified Capital Stock Proceeds of Rural Cellular after January 16, 2002, (3) 100% of the cash proceeds received from an Unrestricted Subsidiary to the extent of Investments (other than Permitted Investments) made in such Unrestricted Subsidiary since January 16, 2002, and (4) to the extent that any Investment, other than a Permitted Investment, that was made after the Issue Date is sold or otherwise liquidated or repaid, or the Person in whom such Investment was made subsequently becomes a Restricted Subsidiary of Rural Cellular, the lesser of (x) the cash or Cash Equivalents received upon the sale, liquidation, or repayment of such Investment, less the cost of disposition, if any, or the cash plus the Fair Market Value of any assets other than cash held by such Person on the date it becomes a Restricted Subsidiary of Rural Cellular, as applicable, and (y) the initial amount of such Investment.
      The foregoing provision shall not be violated by reason of:

(1) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the preceding provision;

(2) any refinancing of any Indebtedness otherwise permitted under the provision of the indenture described under clause (2) or (4) of the second paragraph of “— Limitation on Consolidated Indebtedness”;

(3)(a) the issuance of the Senior Subordinated Exchange Debentures in exchange for the Exchangeable Preferred Stock in accordance with the terms of the Exchangeable Preferred Stock in effect on the Issue Date; provided, that after giving effect thereto, Rural Cellular’s Operating Cash Flow Ratio would have been less than 6.5 to 1.0, or (b) the issuance of Additional Senior Subordinated Exchange Debentures in exchange for the Junior Exchangeable Preferred Stock in accordance with the terms of the Junior Exchangeable Preferred Stock in effect on the Issue Date, provided that after giving effect thereto, Rural Cellular’s Operating Cash Flow Ratio would have been less than 6.5 to 1.0;

(4) the purchase, redemption, or other acquisition or retirement for value of Capital Stock of any Restricted Subsidiary held by Persons other than Rural Cellular or any of its Restricted Subsidiaries;

(5) the making of any Investment other than a Permitted Investment or the payment, redemption, defeasance, repurchase, or other acquisition or retirement of any Capital Stock of Rural Cellular or any Subordinated Indebtedness prior to its scheduled maturity or the payment of dividends on any Capital Stock of Rural Cellular either in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Rural Cellular) of Qualified Capital Stock of Rural Cellular; provided that the amount of any such net cash proceeds that are utilized for any such Investment, payment, redemption, defeasance, repurchase or other acquisition, retirement, or dividend will be excluded from clause (c)(2), above;

(6) the repurchase, redemption, acquisition, or other retirement for value of any Capital Stock of Rural Cellular or any of its Restricted Subsidiaries held by any employee benefit plans of Rural Cellular or any of its Restricted Subsidiaries, any current or former employees or directors of Rural Cellular or any of its Restricted Subsidiaries, or pursuant to any management equity subscription agreement or stock option agreement of Rural Cellular or any of its Restricted Subsidiaries; provided that the aggregate price paid for all such repurchased, redeemed, acquired, or retired Capital Stock shall not exceed $1.0 million in any 12-month period;

(7) the payment of dividends on either the Exchangeable Preferred Stock or on the Junior Exchangeable Preferred Stock after February 15, 2005, which dividends do not exceed $30.0 million in the aggregate since January 16, 2002; provided that in no event may any such payment be made unless the Operating Cash Flow Ratio of Rural Cellular, calculated on the basis that the Preferred Stock on which such dividends are proposed to be paid constitutes Indebtedness, is less than 7.0 to 1.0;

(8) the distribution, as a dividend or otherwise, of Capital Stock of, or Indebtedness owed to Rural Cellular or a Restricted Subsidiary by, any Unrestricted Subsidiary;

(9) any purchase, redemption, retirement, defeasance, or other acquisition for value of any Subordinated Indebtedness pursuant to the provisions of such Subordinated Indebtedness upon a Change of Control or an Asset Sale after Rural Cellular shall have complied with the provisions of the indenture described under the captions “Change of Control” or “Limitation on Asset Sales and Sales of Subsidiary Stock,” as the case may be; or

(10) Restricted Payments, in addition to Restricted Payments permitted pursuant to clauses (1) through (9) of this paragraph, not in excess of $35.0 million in the aggregate after the Issue Date;

provided that with respect to clauses (3) through (10) above, no Default or Event of Default shall have occurred and be continuing, and the payments described in clauses (1), (6), (7), (9), and (10) of this paragraph will count as Restricted Payments for the calculation under the first paragraph of this section, “— Limitation on Restricted Payments.”
      In determining whether any Restricted Payment is permitted by the covenant described above, Rural Cellular may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (10) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under the “— Limitation on Restricted Payments” heading above; provided that at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described above.
      As of December 31, 2005, Rural Cellular would have been able to make a total of $73.0 million of Restricted Payments under the first paragraph of this section, “— Limitation on Restricted Payments.”

Limitation on Distributions and Transfers by Restricted Subsidiaries
      The indenture provides that Rural Cellular shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual restriction or prohibition on the ability of any Restricted Subsidiary to:

(a) pay dividends on, or make other distributions in respect of, its Capital Stock, or any other ownership interest or participation in, or measured by, its profits, to Rural Cellular or any Restricted Subsidiary or pay any Indebtedness or other obligation owed to Rural Cellular or any Restricted Subsidiary,

(b) make any loans or advances to Rural Cellular or any Restricted Subsidiary, or

(c) transfer any of its property or assets to Rural Cellular or any Restricted Subsidiary.
      Notwithstanding the foregoing, Rural Cellular may, and may permit any Restricted Subsidiary to, suffer to exist any such restriction or prohibition:

(1) pursuant to the indenture, the notes, the new notes to be issued pursuant to the terms of the registration rights agreement, the Credit Agreement, the Senior Secured Notes, the Senior Unsecured Notes, the Existing Senior Subordinated Notes, any other agreement in effect on the Issue Date and, if executed and delivered, an Exchange Indenture, provided that any such restriction or prohibition in the Exchange Indenture is no more restrictive than that contained in the indenture,

(2) pursuant to an agreement relating to any Indebtedness or Capital Stock of such Restricted Subsidiary which was outstanding or committed prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary of Rural Cellular other than restrictions or prohibitions adopted in anticipation of becoming a Restricted Subsidiary; provided, that such restriction or prohibition shall not apply to any property or assets of Rural Cellular or any Restricted Subsidiary other than the property or assets of such Restricted Subsidiary and its Subsidiaries,

(3) existing under or by reason of applicable law, rule, regulation, or order,

(4) pursuant to customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary,

(5) pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (c) of this covenant,

(6) pursuant to restrictions of the type referred to in clause (c) of this covenant contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent that such Liens were otherwise incurred in accordance with the “Limitation on Liens” provision described below and restrict the transfer of property subject to such agreements,

(7) pursuant to any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or disposition,

(8) pursuant to other agreements in effect on the Issue Date,

(9) pursuant to customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(10) pursuant to an agreement effecting an amendment, modification, restatement, supplement, renewal, increase, extension, refinancing, replacement, or refunding of any agreement described in clauses (1), (2), and (8) above; provided that the provisions contained in such amendment, modification, restatement, supplement, renewal, increase, extension, refinancing, replacement, or refunding agreement relating to such restriction or prohibition are not materially more restrictive, taken as a whole, than the provisions contained in the agreement which is the subject thereof.

Limitation on the Activities of Rural Cellular and its Restricted Subsidiaries
      The indenture provides that Rural Cellular will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Telecommunications Business, except to the extent it is not material to Rural Cellular and its Restricted Subsidiaries, taken as a whole.

Limitation on Transactions with Affiliates
      Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer, or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance, or guarantee with, or for the benefit of, any Affiliate, other than Rural Cellular or a Restricted Subsidiary (each of the foregoing transactions, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Rural Cellular or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Rural Cellular or such Restricted Subsidiary with an unrelated Person; and

(2) Rural Cellular delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, a determination by the Board of Directors of Rural Cellular set forth in a Board Resolution and an Officers’ Certificate certifying that each such Affiliate Transaction complies with clause (1) above and that each such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Rural Cellular; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Rural Cellular of the financial terms of such Affiliate Transaction or series or related Affiliate Transactions from a financial point of view issued by an accounting, appraisal, or investment banking firm of national standing.
      However, this limitation on transactions with our Affiliates will not limit, or be applicable to any agreement in effect on the Issue Date and any amendments, extensions, or renewals of any such agreement, so long as any such amendment, extension, or renewal is not materially more disadvantageous, taken as a whole, to us or to any Restricted Subsidiary as the original agreement in effect on the date of the indenture. In addition, the following items will not be deemed to be Affiliate Transactions:

(1) any employment, service, or termination agreement entered into by Rural Cellular or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among Rural Cellular and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Rural Cellular solely because Rural Cellular owns Capital Stock in, or controls, such Person;

(4) reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers, directors, and employees of Rural Cellular or any Restricted Subsidiary of Rural Cellular, as determined by the Board of Directors of Rural Cellular;

(5) sales or issuances of Qualified Capital Stock to Affiliates or employees of Rural Cellular and its Subsidiaries at Fair Market Value; and

(6) Restricted Payments that are not prohibited by the provisions of the indenture as described above under the caption “— Limitation on Restricted Payments” and Permitted Investments.

Limitation on Liens
      The indenture provides that Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired securing any Indebtedness that ranks equally or subordinate in right of payment to the notes, without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes

(1) equally and ratably with such obligation as to such property for so long as such obligation will be so secured or

(2) in the event such obligation is Indebtedness of Rural Cellular or a Restricted Subsidiary which is subordinate by its terms in right of payment to the notes, prior to such obligation as to such property for so long as such obligation will be so secured.
      The above restrictions shall not apply to:

(1) Liens existing in respect of any Indebtedness that exists on the Issue Date (“Existing Liens”);

(2) Liens in favor of Rural Cellular or Liens in favor of a Wholly Owned Restricted Subsidiary of Rural Cellular on the assets or Capital Stock of another Wholly Owned Restricted Subsidiary of Rural Cellular;

(3) Liens to secure Indebtedness outstanding or committed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any property other than such item of property or any improvements on such item, and (c) the Incurrence of such Indebtedness is otherwise permitted by the indenture;

(4) (a) Liens on property existing immediately prior to the time of acquisition thereof by Rural Cellular or a Restricted Subsidiary (and not Incurred in anticipation of the financing of such acquisition) and (b) Liens in respect of Acquired Indebtedness existing at the time of the acquisition of the related assets by Rural Cellular or any of its Restricted Subsidiaries (provided that such Liens do not extend to any assets of Rural Cellular or any of its Restricted Subsidiaries other than the assets being acquired (and as long as such Liens were not Incurred in anticipation of the financing of such asset acquisition));

(5) Liens to secure Indebtedness to extend, renew, refinance, or refund (or successive extensions, renewals, refinancings, or refundings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (1), (3) and (4) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under the provisions described under clause (2) or (4) of “— Limitation on Consolidated Indebtedness”;

(6) Liens on any Permitted Investment in Cooperative Bank Equity in favor of any Cooperative Banks; or

(7) any other Liens in respect of any Indebtedness, which Indebtedness does not exceed $500,000 in the aggregate.

Limitation on Certain Debt
      The indenture provides that Rural Cellular will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of Rural Cellular unless the Indebtedness so Incurred is either equal or subordinate in right of payment to the notes.

Covenants Upon Attainment of an Investment Grade Rating
      The indenture provides that the applicability of the covenants described above under “— Certain Covenants — Limitation on Consolidated Indebtedness,” “— Certain Covenants — Limitation on Preferred Stock of Restricted Subsidiaries,” “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock,” “— Certain Covenants — Limitation on Restricted Payments,” “— Certain Covenants — Limitation on Distributions and Transfers by Restricted Subsidiaries,” “— Certain Covenants — Limitation on Transactions with Affiliates,” and “— Certain Covenants — Limitation on Liens” (and portions of other covenants, to the extent such portions refer to such covenants) will be suspended for the period during which the notes are rated Investment Grade (a “Covenant Suspension”).
      In addition, if Rural Cellular’s obligations under the notes and the indenture have either been assumed or guaranteed fully and unconditionally on a senior subordinated basis by an issuer whose senior, unsecured Indebtedness is rated Investment Grade, the applicability of the covenant described below under “Reports” will be suspended for the period during which the notes are rated Investment Grade.
      In the event that a Covenant Suspension whose duration is not less than six months occurs but terminates because the notes are no longer rated Investment Grade:

(1) All Indebtedness Incurred by Rural Cellular and its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be incurred under the covenant described above under “— Certain Covenants — Limitation on Consolidated Indebtedness” had such covenant been applicable during the Covenant Suspension shall be deemed to be “Existing Indebtedness”;

(2) All Liens incurred by Rural Cellular and its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be incurred under the covenant described above under “— Certain Covenants — Limitation on Liens” had such covenant been applicable during the Covenant Suspension shall be deemed to be “Existing Liens”;

(3) All Preferred Stock issued by Rural Cellular’s Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be issued under the covenant described above under “— Certain Covenants — Limitation on Preferred Stock of Restricted Subsidiaries” had such covenant been applicable during the Covenant Suspension shall be deemed to be “Existing Preferred Stock”; and

(4) Restricted Payments made by Rural Cellular or any of its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be Incurred under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments” shall not be deemed to cause a Default or Event of Default under such covenant; provided, however, that all Restricted Payments made during the Covenant Suspension shall count as Restricted Payments for the calculation under the first paragraph of “— Certain Covenants — Limitation on Restricted Payments.”

Consolidation, Merger, Conveyance, Transfer, or Lease
      The indenture provides that Rural Cellular will not, directly or indirectly, consolidate with or merge into any Person or permit any other Person to consolidate with or merge into Rural Cellular, or transfer, sell, convey, or lease, or otherwise dispose of all or substantially all of its assets to any Person (in one transaction or a series of related transactions), unless:

(1) (a) Rural Cellular is the surviving entity or (b) if Rural Cellular is not the surviving entity, then the successor or transferee assumes all the obligations of Rural Cellular under the notes and the indenture, and the surviving entity is a corporation organized and validly existing under the laws of the United States of America, the District of Columbia, or any State of the United States,

(2) the Consolidated Net Worth of the successor or transferee (if any) immediately after the transaction is not less than 100% of Rural Cellular’s Consolidated Net Worth immediately prior to the transaction,

(3) (a) immediately after giving effect to such transaction, Rural Cellular (or its permitted successor or transferee) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Operating Cash Flow Ratio test described in the first paragraph under “— Certain Covenants — Limitation on Consolidated Indebtedness,” or (b) the Operating Cash Flow Ratio for Rural Cellular, or its permitted successor or transferee, will, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the Reference Period, not be greater than such Operating Cash Flow Ratio for Rural Cellular immediately prior to such transaction;

(4) after giving effect to such transaction no Default or Event of Default has occurred and is continuing, and

(5) an Officers’ Certificate and an Opinion of Counsel covering such conditions is delivered to the trustee.
      Notwithstanding the foregoing, Rural Cellular may do the following without complying with clause (3) above: (1) any Change of Domicile transaction or (2) the creation of, or the merger, amalgamation, combination, or consolidation of Rural Cellular with or into a Wholly Owned Restricted Subsidiary for the purpose of forming, a holding company whose only substantial asset is the Capital Stock of Rural Cellular, with any such holding company structure being disregarded.
Reports
      Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, Rural Cellular will furnish to the Holders of the notes:

(1) All quarterly and annual financial information that would be required to be contained in a filing with the Commission on Form 10-Q and Form 10-K if Rural Cellular were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Rural Cellular’s certified independent accountants; and

(2) All current reports that would be required to be filed with the Commission on Form 8-K if Rural Cellular were required to file such reports.
      In addition, whether or not required by the rules and regulations of the Commission, Rural Cellular (if necessary) will file a copy of all such information and reports referred to in (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.
Payments for Consent
      Rural Cellular will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver, or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive, or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver, or agreement.
Events of Default and Remedies
      The following are Events of Default under the indenture:

(1) failure to pay the principal of or premium, if any, on the notes at Maturity;

(2) failure to pay any interest or Liquidated Damages, if any, on the notes for a period of 30 consecutive days or more after those amounts become due and payable;

(3) failure to offer to purchase or purchase notes, in the time periods required by the indenture, required to be purchased by Rural Cellular pursuant to any of the provisions of the indenture described under “— Change of Control” or “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock”;

(4) failure to perform or comply with the provisions of the indenture described under “— Consolidation, Merger, Conveyance, Transfer, or Lease”;

(5) failure to perform any other covenant or agreement of Rural Cellular under the indenture that continues for 30 days after written notice to Rural Cellular by the trustee or Holders of at least 25% in aggregate principal amount of outstanding notes;

(6) default under any mortgage, indenture, or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Rural Cellular or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Rural Cellular or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

•	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

•	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(7) the rendering of a final judgment or judgments against Rural Cellular or a Restricted Subsidiary in an amount in excess of $20 million, excluding amounts covered by insurance, which remains undischarged or unstayed for a period of 60 days after the date on which the right of appeal has expired; and

(8) certain events of bankruptcy, insolvency, or reorganization affecting Rural Cellular or a Significant Subsidiary.
      If an Event of Default, other than an event described under (8) above, shall occur and be continuing, either the trustee or the Holders of at least 25% in aggregate principal amount of the notes by notice as provided in the indenture may declare the principal amount of the notes to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of the notes, have been cured or waived as provided in the indenture. If an Event of Default described under (8) above shall occur, the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any Holder. The Holders of a majority in aggregate principal amount of the outstanding notes may waive any past Default or Event of Default under the indenture, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the Holder of each outstanding note affected.
      No Holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under it, unless such Holder shall have previously given to the trustee written notice of an Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request to the trustee and the trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Rural Cellular with the intention of avoiding payment of the premium that Rural Cellular would have had to pay if it then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to November 1, 2007 by reason of any willful action or inaction taken or not taken by or on behalf of Rural Cellular with the intention of avoiding the prohibition on redemption of the notes prior to November 1, 2007 then, upon acceleration of the notes, an additional premium shall also become and be immediately due and payable in the amount set forth below, for each of the years set forth below as of November 1 in each year (expressed as a percentage of the principal amount of each note):

Additional
Year	Premium

2005	4.000%
2006	3.000%
Modification and Waiver
      Modifications and amendments of the indenture may be made by Rural Cellular and the trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each note affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of interest or Liquidated Damages, if any, on, any note,

(2) reduce the principal amount of, or premium, if any, or Liquidated Damages, if any, or interest on any note,

(3) change the place or currency of payment of principal of, or premium or Liquidated Damages, if any, or interest on any note,

(4) impair the right to institute suit for the enforcement of any payment on or with respect to any note, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of notes under certain circumstances,

(5) reduce the percentage of aggregate principal amount of notes outstanding necessary to amend the indenture,

(6) reduce the percentage of aggregate principal amount of notes outstanding necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

(7) modify the provisions with respect to modification and waiver,

(8) modify or add any provision of the indenture affecting the ranking of the notes in a manner that adversely affects the Holders of the notes,

(9) following the mailing of an Offer to Purchase notes, modify the provisions of the indenture with respect to such Offer to Purchase in a manner adverse to such Holder, or

(10) alter the provisions under the caption “— Optional Redemption” or waive a redemption payment with respect to any note thereunder.
      Notwithstanding the preceding, without the consent of any Holder of notes, Rural Cellular and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect, or inconsistency,

(2) to provide for uncertificated notes in addition to or in place of certificated notes,

(3) to provide for the assumption of Rural Cellular’s obligations to Holders of notes in the case of a consolidation, amalgamation, combination, or merger or sale of all or substantially all of Rural Cellular’s assets in accordance with the provisions described above under the caption “— Consolidation, Merger, Conveyance, Transfer, or Lease,”

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder,

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended,

(6) to evidence and provide for the acceptance of appointment of a successor trustee, or

(7) to provide for the issuance of additional notes in accordance with the indenture.
      The consent of the Holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.
      The Holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by Rural Cellular and its Restricted Subsidiaries with certain restrictive provisions of the indenture.
Defeasance
      The indenture provides that Rural Cellular, at its option,

(1) will be discharged from any and all obligations in respect of outstanding notes (except for certain obligations to register the transfer or exchange of notes, to replace mutilated, lost, destroyed, or stolen notes, and to maintain paying agents and hold moneys for payment in trust), or

(2) need not comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the indenture and the notes, in either case (1) or (2) upon irrevocable deposit with the trustee, in trust for the benefit of the Holders of the notes, of money, and/or U.S. government obligations which will provide money without the need for reinvestment, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, and premium, if any, each installment of interest, if any, and Liquidated Damages, if any, on the outstanding notes in accordance with the terms of the indenture and the notes. Such trust may only be established if, among other things,

(a) with respect to clause (1), Rural Cellular shall have delivered to the trustee an Opinion of Counsel to the effect that Rural Cellular has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which provides that Holders of notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred; or, with respect to clause (2), Rural Cellular shall have delivered to the trustee an Opinion of Counsel to the effect that the Holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred;

(b) no Default or Event of Default shall have occurred and be continuing on the date of such deposit, other than an Event of Default resulting from the borrowing of funds to be applied to such deposit;

(c) no Event of Default described under clause (8) under “— Events of Default and Remedies” above or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default under such clause (8) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit;

(d) such deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended, or shall be qualified under such act or exempt from regulation thereunder; and

(e) certain other customary conditions precedent.

Notices
      Notices to Holders of notes will be sent by mail to the addresses of such Holders as they may appear in the security register.
Title
      Rural Cellular, the trustee, and any agent of the trustee may treat the Holder of any note as its absolute owner (whether or not such note may be overdue) for the purpose of making payment and for all other purposes.
No Personal Liability of Directors, Officers, Employees, and Shareholders
      No director, officer, employee, incorporator, or shareholder of Rural Cellular or its Subsidiaries, as such, shall have any liability for any obligations of Rural Cellular under the notes, the indenture, or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.
Governing Law
      The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.
The Trustee
      The indenture provides that, subject to the duty of the trustee during an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the trustee, the Holders of a majority in principal amount of the notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.
      Rural Cellular and the Restricted Subsidiaries are required to furnish to the trustee annually a statement as to the performance by them of their respective obligations under the indenture and as to any default in such performance.
      From time to time, we may enter into other transactions with the trustee.
Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such items, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Indebtedness” means Indebtedness of a Person (including an Unrestricted Subsidiary) (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in the case of both of the preceding clause (1) and clause (2), other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness will be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.
      “Additional Senior Subordinated Exchange Debentures” means the senior subordinated exchange debentures that may be issued by Rural Cellular in accordance with the terms of the Junior Exchangeable Preferred Stock in effect on the Issue Date.
      “Adjusted Operating Cash Flow Ratio” of any Person means the Operating Cash Flow Ratio of such Person as adjusted to treat all Preferred Stock of such Person as Redeemable Stock.
      “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise; provided, that beneficial ownership of 10% or more of the Voting Power of a Person will be deemed to be control. The terms “controlling” and “controlled” have meanings correlative to the foregoing.
      “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such Sale and Leaseback Transaction, determined in accordance with GAAP.
      “Average Life” means, as of any date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the product of (x) the number of years from such date of determination to the date of each successive scheduled amortization, redemption, or principal payment of such Indebtedness (or similar payment with respect to such Preferred Stock), times (y) the amount of such payment; by

(2) the sum of all such payments.
      “Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of Rural Cellular to have been duly adopted by the Board of Directors of Rural Cellular, to be in full force and effect on the date of such certification, and delivered to the trustee.
      “Business Day” means each Monday, Tuesday, Wednesday, Thursday, and Friday which is not a day on which banking institutions in New York City or the State of Minnesota are authorized or obligated by law or executive order to close.
      “Capital Lease Obligation” means that portion of any obligation of a Person as lessee under a lease which is required to be capitalized on the balance sheet of such lessee in accordance with GAAP.
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated, including voting and non-voting) of equity of such Person; provided that in no event shall “Capital Stock” of any Person include any debt security convertible or exchangeable into equity of such Person until conversion or exchange, as applicable.
      “Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), in each case, maturing within one year after the date of acquisition;

(2) time deposits, certificates of deposit, banker’s acceptances, money market deposits, and commercial paper issued by, or deposited with, any domestic bank or trust company of recognized standing having capital and surplus in excess of $200 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s and in each case maturing within one year after the date of acquisition;

(3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above; and

(4) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (2) and (3) above.
      “Change of Domicile” means a transaction or series of related transactions, including without limitation (1) a merger, amalgamation, combination, or consolidation of Rural Cellular with or into another Person, (2) the acquisition of all the Capital Stock of Rural Cellular, or (3) the sale, transfer or other conveyance of all or substantially all the assets of Rural Cellular on a consolidated basis to another Person, the sole purpose of which is to reincorporate Rural Cellular under the laws of the United States, in another State of the United States, or in the District of Columbia.
      “Class M Preferred Stock” means the Class M Redeemable Voting Convertible Preferred Stock of Rural Cellular.
      “Commission” means the United States Securities and Exchange Commission.
      “Consolidated Indebtedness” of any Person means at any date of determination, the Indebtedness of such Person and its Restricted Subsidiaries at such date, on a consolidated basis.
      “Consolidated Interest Expense” of any Person means for any period the interest expense included in an income statement of such Person and its Restricted Subsidiaries, on a consolidated basis, for such period, including without limitation or duplication (or, to the extent not so included, with the addition of),

(1) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP;

(2) the amortization of Indebtedness discounts;

(3) any payments or fees, other than reimbursement or similar obligations, with respect to letters of credit, bankers’ acceptances, or similar facilities;

(4) net payment obligations under Hedge Agreements;

(5) the portion other than Attributable Debt of any rental obligations in respect of any Sale and Leaseback Transaction; and

(6) Preferred Stock dividends accrued or payable other than dividends on Qualified Capital Stock of such Person.
      Notwithstanding the foregoing:

(a) in the event that any of Rural Cellular’s Qualified Capital Stock is classified as indebtedness because of SFAS 150 or a change in GAAP occurring after the Issue Date, dividend payments on such Qualified Capital Stock will not be included in “Consolidated Interest Expense”; and

(b) for purposes of the covenant described under the caption “— Limitation on Restricted Payments,” “Consolidated Interest Expense” shall exclude any non-cash charges resulting from the write-down of unamortized security issuance costs, to the extent included in “Consolidated Interest Expense.”
      “Consolidated Net Income” of any Person means for any period the net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom (to the extent included and without duplication):

(1) the net income (or loss) of any Person, other than such Person, that is not a Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person or a Restricted Subsidiary of such Person by such other Person during such period;

(2) gains or losses from sales of assets other than sales of inventory in the ordinary course of business;

(3) in the event that any of Rural Cellular’s Qualified Capital Stock is classified as indebtedness because of SFAS 150 or a change in GAAP occurring after the Issue Date, dividend payments thereon, to the extent they are treated as interest expense under GAAP;

(4) for purposes of the “— Limitation on Restricted Payments” covenant, the net income, if positive, of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at that time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulations applicable to such Restricted Subsidiary, except to the extent such restrictions with respect to the payment of dividends or similar distributions have been validly waived; and

(5) all extraordinary gains and extraordinary losses.
      “Consolidated Net Worth” of any Person means the consolidated shareholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP; provided that such computation shall exclude (1) any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock, and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Rural Cellular or any of its Restricted Subsidiaries and (2) Unrestricted Subsidiaries.
      “Cooperative Bank Equity” means non-voting equity interests in Cooperative Banks.
      “Cooperative Banks” means lenders under the Credit Agreement which are cooperative banks.
      “Credit Agreement” means the Credit Agreement, dated as of March 25, 2004 and amended as of October 18, 2005, among Rural Cellular, the lenders party thereto, Lehman Commercial Paper Inc., as Administrative Agent, and Bank of America, N.A., as Documentation Agent, as such agreement may be amended, supplemented, restated, refunded, replaced, renewed, extended, refinanced, increased or otherwise modified, in whole or in part, from time to time (whether or not any of the foregoing (1) occurs simultaneously with or occurs at any time after, the termination or repayment of a prior Credit Agreement, (2) occurs pursuant to one or more separate instruments or agreements, which may include indentures and debt securities, (3) occurs on one or more separate occasions, (4) occurs with the same or different lenders or (5) results in an increase or decrease in the aggregate principal amount of loans made or to be made thereunder or any other change in terms thereunder).
      “Cumulative Interest Expense” means the total amount of Consolidated Interest Expense of the Company and its Restricted Subsidiaries for the period beginning on the first day of the completed fiscal quarter immediately preceding January 16, 2002, through and including the end of the last completed fiscal quarter preceding the date of any proposed Restricted Payment; provided, however, that Cumulative Interest Expense shall not include (1) any dividends paid or accrued on Exchangeable Preferred Stock, (2) any dividends paid or accrued on Junior Exchangeable Preferred Stock or (3) any dividends paid or accrued on Class M Preferred Stock.
      “Cumulative Operating Cash Flow” means Operating Cash Flow of Rural Cellular and its Restricted Subsidiaries for the period beginning on the first day of the completed fiscal quarter immediately preceding January 16, 2002, through and including the end of the last completed fiscal quarter preceding the date of any proposed Restricted Payment.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Depositary” means a clearing agency registered under the Exchange Act that is designated to act as Depositary for the notes until a successor Depositary shall have become such pursuant to the applicable provisions of the indenture, and thereafter “Depositary” shall mean such successor Depositary. The Depositary initially is The Depository Trust Company.
      “Designated Senior Indebtedness” means the Indebtedness under the Credit Agreement, the Senior Secured Notes and the Senior Notes.
      “Equity Offering” means any public or private sale of Qualified Capital Stock by Rural Cellular for the account of Rural Cellular.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Exchange Indentures” means the indentures under which the Senior Subordinated Exchange Debentures and the Additional Senior Subordinated Exchange Debentures may be issued.
      “Exchangeable Preferred Stock” means the 11 3/8 % Senior Exchangeable Preferred Stock of Rural Cellular.
      “Existing Senior Subordinated Notes” means the 9 3/4 % Senior Subordinated Notes due 2010 of Rural Cellular.
      “Fair Market Value” means, with respect to any assets or Person, the price which could be negotiated in an arm’s-length free market transaction between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (1) if such Person or assets have a Fair Market Value of up to $2.5 million, by any executive officer of Rural Cellular and evidenced by an Officers’ Certificate, dated within 30 days of the relevant transaction, (2) if such Person or assets have a Fair Market Value equal to or in excess of $2.5 million but not in excess of $10.0 million, by a majority of the Board of Directors of Rural Cellular and evidenced by a Board Resolution, dated within 30 days of the relevant transaction or (3) if such Person or assets have a Fair Market Value in excess of $10.0 million, by a majority of the Board of Directors of Rural Cellular and evidenced by a Board Resolution, dated within 30 days of the relevant transaction, based on an appraisal of an independent appraiser of national reputation.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity or entities as have been approved by a significant segment of the accounting profession in the United States, which are in effect from time to time.
      “Hedge Agreements” means any interest rate or currency exchange rate swap, cap, collar, floor, caption, or swaption agreements, or any similar arrangements arising at any time between Rural Cellular or any Restricted Subsidiary, on the one hand, and any Person, on the other hand, as such agreement or arrangement may be modified, supplemented, and in effect from time to time.
      “Holder” means a Person in whose name a note is registered in the security register.
      “Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange, or otherwise), assume, guarantee, or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurable,” and “Incurring” shall have meanings correlative to the foregoing).

      “Indebtedness” means (without duplication), with respect to any Person:

(1) every obligation of such Person for money borrowed;

(2) every obligation of such Person evidenced by bonds, debentures, notes, or similar instruments, including obligations Incurred in connection with the acquisition of property, assets, or businesses;

(3) every reimbursement or similar obligation of such Person with respect to letters of credit, bankers’ acceptances, or similar facilities issued for the account of such Person;

(4) every obligation of such Person issued or assumed as the deferred and unpaid purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

(5) every Capital Lease Obligation of such Person;

(6) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination;

(7) Attributable Debt of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party;

(8) all obligations under Hedge Agreements;

(9) every obligation of the type referred to in clauses (1) through (8) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor, or otherwise or for which such Person provides any form of credit support, and if such credit support takes the form of a Lien on any assets of the specified Person (which Lien is permitted to be Incurred by the indenture) where such Indebtedness is without recourse to such Person, the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such assets as of the date of determination and (B) the amount of such Indebtedness; and

(10) the liquidation value of Preferred Stock of a Subsidiary of such Person issued and outstanding, except for Preferred Stock held by such Person (or one of its Wholly Owned Restricted Subsidiaries);
provided, that for all purposes of the indenture,

(A) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP,

(B) Indebtedness shall not include any liability for federal, state, local, or other taxes, and

(C) in the event that any of Rural Cellular’s Qualified Capital Stock is classified as indebtedness because of SFAS 150 or a change in GAAP occurring after the Issue Date, such Qualified Capital Stock shall not be included in “Indebtedness.”
      For purposes of the indenture, the amount of any Indebtedness under any Hedge Agreement shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Hedge Agreement had terminated at the end of such fiscal quarter, and in making such determination, if such Hedge Agreement or any related agreement provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, unless the counterparty under such agreement is in default under such agreement or defaults in making the corresponding payment to such Person.

      “Investment” by any Person in any other Person means (without duplication):

(1) the acquisition (whether by purchase, merger, consolidation, or otherwise) by such Person (whether for cash, property, services, securities, or otherwise) of Capita4l Stock, bonds, notes, debentures, partnership or other ownership interests, or other securities of such other Person;

(2) the making by such Person of any deposit with, or advance, loan, or other extension of credit to, such other Person or any commitment to make any such advance, loan, or extension;

(3) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person;

(4) the making of any capital contribution by such Person to such other Person; and

(5) the designation by the Board of Directors of Rural Cellular of any Person to be an Unrestricted Subsidiary.
For purposes of the covenant described in “— Certain Covenants — Limitation on Restricted Payments,”

(A) “Investment” shall include and be valued at the Fair Market Value of such Person’s pro rata interest in the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the lesser of (x) the Fair Market Value of such Person’s pro rata interest in the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (y) the Fair Market Value of the amount of such Person’s Investments (other than Permitted Investments) made in (net of cash distributions received from) such Unrestricted Subsidiary since the Issue Date, and

(B) the amount of any Investment shall be the Fair Market Value of such Investment at the time any such Investment is made.
      “Investment Grade” means a rating of the relevant debt obligation of a Person by both S&P and Moody’s, any such rating being in one of such agency’s four highest generic rating categories that signifies investment grade (i.e., currently BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody’s); provided in each case such ratings are publicly available; provided that in the event either S&P or Moody’s is no longer in existence for purposes of determining whether such debt obligations are rated “Investment Grade,” such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by Rural Cellular, written notice of which shall be given to the trustee.
      “Issue Date” means the time and date of the first issuance of the notes under the indenture.
      “Junior Exchangeable Preferred Stock” means the 12 3/4 % Junior Exchangeable Preferred Stock of Rural Cellular.
      “Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than an easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).
      “Liquidated Damages” means the liquidated damages payable under the registration rights agreement entered into by Rural Cellular on the Issue Date.
      “Maturity” means, when used with respect to any note, the date on which the principal of such note becomes due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption, or otherwise.
      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Cash Proceeds” means the aggregate amount of cash and Cash Equivalents received by Rural Cellular and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash or Cash Equivalents of (a) any note or installment receivable at any time or (b) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash or Cash Equivalents are received within one year after such Asset Sale), less the sum of (1) all out-of-pocket fees, commissions, and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of Rural Cellular) of income, franchise, sales, and other applicable taxes required to be paid by Rural Cellular or any Restricted Subsidiary of Rural Cellular in connection with such Asset Sale and (2) the aggregate amount of cash so received which is used to retire any then existing Senior Indebtedness of Rural Cellular or Indebtedness of any Restricted Subsidiary; provided that Indebtedness ranking equal in right of payment with the notes which is issued pursuant to documentation providing for the making of an offer to repurchase or repay such Indebtedness in connection with an Asset Sale shall be treated as provided in “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock.”
      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither Rural Cellular nor any of its Restricted Subsidiaries:

(a) provides credit support of any kind (including any undertaking, agreement, or instrument that would constitute Indebtedness);

(b) is directly or indirectly liable, as a guarantor or otherwise; or

(c) constitutes the lender other than with respect to amounts that are lent by Rural Cellular or one of its Restricted Subsidiaries to an Unrestricted Subsidiary in compliance with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and “— Certain Covenants — Limitation on Transactions with Affiliates” and are otherwise permitted by the indenture;

(2) no default with respect to which, including any rights that the holders of such Indebtedness may have to take enforcement action against an Unrestricted Subsidiary, would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Rural Cellular or any of its Restricted Subsidiaries to declare a default on that other Indebtedness or cause the payment of that other Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders will not have any recourse to the assets of Rural Cellular or the stock or assets of any of its Restricted Subsidiaries.
      “Notes Payment” means any payment or distribution of any kind or character, whether in cash, property, or securities, on account of principal of (or premium, if any) or interest on or other obligations in respect of the notes or on account of any purchase or other acquisition of notes by Rural Cellular or any Subsidiary of Rural Cellular (in each case, other than a payment in the form of Permitted Junior Securities).
      “Offer to Purchase” means a written offer (the “Offer”) sent by Rural Cellular to each Holder at his address appearing in the security register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which, subject to any contrary requirements of applicable law, shall be not less than 30 days nor more than 60 days after the date of such Offer to Purchase (or, in the case of any Offer to Purchase made prior to the occurrence of a Change of Control and contingent upon such occurrence, the later of (x) 60 days after the date of such Offer to Purchase and (y) the date of occurrence of such Change of Control) and a settlement date (the “Purchase Date”) for purchase of notes within five Business Days after the Expiration Date. The Offer shall also state the section of the indenture pursuant to which the Offer to Purchase is being made, the aggregate principal amount of the outstanding notes offered to be purchased by Rural Cellular, the purchase price to be paid by Rural Cellular, and the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase.
      “Officers’ Certificate” means a certificate signed by two officers at least one of whom shall be the principal executive officer, principal accounting officer, or principal financial officer of Rural Cellular and delivered to the trustee.
      “Operating Cash Flow” for any Person for any period means:

(1) the Consolidated Net Income of such Person for such period, plus

(2) the sum, without duplication (and only to the extent such amounts are deducted in determining such Consolidated Net Income), of:

(a) the provisions for income taxes for such period for such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP,

(b) depreciation, amortization, and other non-cash charges of such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and

(c) Consolidated Interest Expense, to the extent that any such expense was deducted in computing such Consolidated Net Income, of such Person for such period, less the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Operating Cash Flow for such period or for any prior period (and only to the extent such amounts are included in determining such Consolidated Net Income).
      In the case of a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the determination of the percentage of the Operating Cash Flow of such Restricted Subsidiary that is to be included in the calculation of Rural Cellular’s Operating Cash Flow shall be made on a pro forma basis on the assumption that the percentage of Rural Cellular’s common equity interest in such Restricted Subsidiary throughout the applicable Reference Period was equivalent to its common equity interest on the date of the determination.
      “Operating Cash Flow Ratio” means, on any date (the “Transaction Date”), with respect to any Person, the ratio of

(1) Consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of any Indebtedness and the application of the proceeds thereof on such Transaction Date) divided by

(2) the aggregate amount of Operating Cash Flow of such Person;
provided, that for purposes of such computation, in calculating Operating Cash Flow and Consolidated Indebtedness:

(A) the transaction giving rise to the need to calculate the Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period;

(B) acquisitions that have been made by such Person or any of its Restricted Subsidiaries, including through consolidations, amalgamations, combinations, or mergers during the Reference Period or subsequent thereto and on or prior to the Transaction Date will be given effect (on a pro forma basis) as if they had occurred on the first day of the Reference Period;

(C) businesses disposed of by such Person or any of its Restricted Subsidiaries during the Reference Period or subsequent thereto and on or prior to the Transaction Date will be given effect (on a pro forma basis) as if they had occurred on the first day of the Reference Period;

(D) the Indebtedness of any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be determined in accordance with the actual percentage of the Person’s common equity interest in such Restricted Subsidiary on the date of determination of the Operating Cash Flow Ratio (thus, for example, in the case of a Restricted Subsidiary in which such Person owns a 51% common equity interest, 51% of such Subsidiary’s Indebtedness would be included in the calculation of such Person’s aggregate Indebtedness); and

(E) except as provided in clause (7) of the second paragraph under “— Limitation on Restricted Payments,” the Exchangeable Preferred Stock, the Junior Exchangeable Preferred Stock, and the Class M Preferred Stock outstanding on the Issue Date shall be excluded from Consolidated Indebtedness. For the avoidance of doubt, any accrued but unpaid dividends on such Preferred Stock shall be similarly excluded.

      “Opinion of Counsel” means a written opinion of counsel, who may be counsel for Rural Cellular, and who shall be reasonably acceptable to the trustee, delivered to the trustee.
      “Paying Agent” means the paying agent for the notes, as appointed under the indenture.
      “Permitted Investments” means:

(1) Investments in Cash Equivalents;

(2) Investments in Rural Cellular or a Restricted Subsidiary;

(3) Investments in a Person substantially all of whose assets are of a type generally used in a Wireless Communications Business (an “Acquired Person”) if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (a) is merged or consolidated with or into Rural Cellular or any Restricted Subsidiary or (b) transfers or conveys all or substantially all of its assets to, or is liquidated into, Rural Cellular or any of its Restricted Subsidiaries;

(4) Investments in accounts and notes receivable acquired in the ordinary course of business;

(5) any securities received in connection with an Asset Sale and any Investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Wireless Communications Business, that complies with the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant;

(6) advances and prepayments for asset purchases in the ordinary course of business in a Wireless Communications Business of Rural Cellular or a Restricted Subsidiary;

(7) customary loans or advances made in the ordinary course of business to officers, directors, or employees of Rural Cellular or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses not to exceed $5.0 million at any one time outstanding;

(8) the purchase of Cooperative Bank Equity in Cooperative Banks to the extent required by the charter documents of such Cooperative Banks in connection with the Incurrence of any Indebtedness which is provided by such Cooperative Banks under the Credit Agreement, provided that such Incurrence is permitted under the terms of the indenture;

(9) Investments in Wireless Alliance not exceeding $10.0 million in the aggregate made after January 16, 2002;

(10) Investments received in satisfaction of judgments, settlements of debt, or compromises of obligations incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(11) Investments arising from Hedge Agreements permitted to be Incurred pursuant to clause (5) of the second paragraph under “— Limitation on Consolidated Indebtedness;”

(12) Investments in any Person, which Investments have an aggregate Fair Market Value, measured on the date each such Investment is made and without giving effect to subsequent changes in value, when taken together with all other Investments made pursuant to this clause (12) since the Issue Date not exceeding $15.0 million;

(13) receivables owing to Rural Cellular or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(14) Investments that are deemed to have been made as a result of the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person (only to the extent that the making of such Investment through the acquisition of such Person was already deemed to be a Restricted Payment made pursuant to the covenant under the caption “— Limitation on Restricted Payments” as of the date of such acquisition); and

(15) Investments in prepaid expenses and lease, utility, and workers’ compensation performance and other similar deposits.

      “Permitted Junior Securities” means (1) common Equity Interests in Rural Cellular or (2) debt or preferred equity securities of Rural Cellular issued pursuant to a plan of reorganization consented to by each class of Senior Indebtedness; provided that all such securities are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness under the indenture.
      “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, or government or any agency or political subdivision thereof.
      “Preferred Stock” means, with respect to any Person, any and all shares of Capital Stock of such Person that have preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.
      “pro forma basis” means on a pro forma basis as calculated in accordance with Regulation S-X, as amended, under the Securities Act.
      “Qualified Capital Stock” means, with respect to any Person, any and all shares of Capital Stock other than Redeemable Stock.
      “Qualified Capital Stock Proceeds” means, with respect to any Person,

(1) in the case of any sale of Qualified Capital Stock, the aggregate net cash proceeds received by such Person (plus 70% of the Fair Market Value of long-term assets that are used or usable in a Wireless Communications Business), after payment of expenses, commissions, and the like Incurred by such Person in connection therewith, and net of Indebtedness that such Person Incurred, guaranteed, or otherwise became liable for in connection with the issuance or acquisition of such Capital Stock; and

(2) in the case of any exchange, exercise, conversion, or surrender of any Redeemable Stock or Indebtedness of such Person issued (other than to any Subsidiary) for cash after January 16, 2002 for or into shares of Qualified Capital Stock of such Person, the liquidation value of the Redeemable Stock or the net book value of such Indebtedness as adjusted on the books of such Person to the date of such exchange, exercise, conversion, or surrender, plus any additional amount paid by the security holders to such Person upon such exchange, exercise, conversion, or surrender and less any and all payments made to the security holders, and all other expenses, commissions, and the like Incurred by such Person or any Subsidiary in connection therewith.
      “Redeemable Stock” of any Person means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation, is required to be redeemed prior to the 91st day after the final

Stated Maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the 91st day after the final Stated Maturity of the notes, except to the extent such Capital Stock is solely redeemable with any Capital Stock that is not Redeemable Stock; provided that:

(1) only the portion of the Capital Stock which is mandatorily redeemable or is so redeemable at the option of the holder prior to such date shall be deemed Redeemable Stock;

(2) if such Capital Stock is issued in the ordinary course of business to any employee or to any plan for the benefit of employees of Rural Cellular or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Redeemable Stock solely because it may be required to be repurchased by Rural Cellular or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death, or disability; and

(3) any Capital Stock that would not constitute Redeemable Stock but for provisions in it giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” or “asset sale” occurring prior to the final Stated Maturity of the notes shall not constitute Redeemable Stock if the “change of control” or “asset sale” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Change of Control” or “Asset Sale” covenant, as applicable, in the indenture and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to Rural Cellular’s repurchase of the notes as required pursuant to such “Change of Control” or “Asset Sale” covenant, as applicable.
      “Reference Period” with regard to any Person means the last four completed fiscal quarters of such Person immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the indenture.
      “Restricted Payment” means, with respect to any Person:

(1) any declaration or payment of a dividend or making any other payment or other distribution (including, without limitation, any payment in connection with any merger or consolidation involving such Person or any Restricted Subsidiary of such Person) on or on account of any shares of Capital Stock of such Person or any Restricted Subsidiary of such Person (other than a dividend payable solely in shares of the Qualified Capital Stock of such Person or options, warrants, or other rights to acquire the Qualified Capital Stock of such Person and other than any declaration or payment of a dividend or other distribution by a Restricted Subsidiary to Rural Cellular or another Wholly Owned Restricted Subsidiary of Rural Cellular);

(2) any payment on account of the purchase, redemption, retirement, or acquisition (including by way of issuing any Indebtedness or Redeemable Stock in exchange for Qualified Capital Stock) of (A) any shares of Capital Stock (including, without limitation, the Exchangeable Preferred Stock, the Junior Exchangeable Preferred Stock and the Class M Preferred Stock) of such Person or any Subsidiary of such Person held by Persons other than such Person or any of its Restricted Subsidiaries or any shares of Capital Stock of the direct or indirect parent of such Person or (B) any option, warrant, or other right to acquire shares of Capital Stock of such Person or any Restricted Subsidiary of such Person or any of its Restricted Subsidiaries, in each case, other than pursuant to the cashless exercise of options, warrants, or other rights to acquire Capital Stock of such Person;

(3) any Investment (other than a Permitted Investment) made by such Person; and

(4) any payment on or with respect to any Subordinated Indebtedness of such Person, or any redemption, defeasance, repurchase, or other acquisition or retirement for value prior to any scheduled maturity, repayment, or sinking fund payment, of any Subordinated Indebtedness of such Person, except a payment of interest or principal at the Stated Maturity thereof;

provided that the term “Restricted Payment” does not include the payment of a dividend or other distribution by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock.
      “Restricted Subsidiary” of any Person means any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person.
      “Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.
      “S&P” means Standard & Poor’s Ratings Services and its successors.
      “Securities Act” means the Securities Act of 1933, as amended.
      “Senior Indebtedness” means the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Rural Cellular, whether or not a claim for post-petition interest is allowed in such proceeding) on

(1) Indebtedness of Rural Cellular created pursuant to the Credit Agreement and all other obligations thereunder or under the notes, security documents, pledge agreements, Hedge Agreements, or other agreements or instruments executed in connection therewith;

(2) the Senior Secured Notes and the Senior Unsecured Notes;

(3) Indebtedness of Rural Cellular created pursuant to any vendor financing Incurred for the acquisition, construction, or improvement by Rural Cellular or any Restricted Subsidiary of assets in the Wireless Communications Business;

(4) all other Indebtedness of Rural Cellular for borrowed money referred to in the definition of Indebtedness other than clauses (4), (6), and (10) thereof (and clause (9) thereof to the extent applicable to Indebtedness Incurred under clauses (4) and (6) thereof), whether Incurred on or prior to the Issue Date, other than the notes; and

(5) amendments, renewals, extensions, modifications, refinancings and refundings of any such Indebtedness;

provided, however, that the following shall not constitute Senior Indebtedness:

(A) any Indebtedness owed to a Person when such Person is a Restricted Subsidiary of Rural Cellular,

(B) any Indebtedness which by the terms of the instrument creating or evidencing the same is expressly made equal or subordinate in right of payment to the notes,

(C) any Indebtedness Incurred in violation of the indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (C) if the holder(s) of such Indebtedness or their representative and the trustee shall have received an Officers’ Certificate of Rural Cellular to the effect that the Incurrence of such Indebtedness does not (or in the case of revolving credit Indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the indenture; provided that the holder(s) of such Indebtedness or their representative shall not have received prior to the Incurrence of such Indebtedness a written notice from the trustee advising them that such Incurrence violates the terms of the indenture), or

(D) any Indebtedness which is subordinated in right of payment to any other Indebtedness of Rural Cellular.
      “Senior Nonmonetary Default” means the occurrence or existence and continuance of any event of default, or of any event which, after notice or lapse of time (or both), would become an event of default, under the terms of any instrument pursuant to which any Senior Indebtedness is outstanding, permitting (after notice or lapse of time or both) one or more holders of such Senior Indebtedness (or an administrative agent on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise become due and payable, other than a Senior Payment Default.
      “Senior Payment Default” means any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption, or otherwise.
      “Senior Secured Notes” means the Senior Secured Floating Rate Notes due 2010 and the 8 1/4 % Senior Secured Notes due 2012 of Rural Cellular.
      “Senior Unsecured Notes” means the 9 7/8 % Senior Notes due 2010 of Rural Cellular.
      “Senior Subordinated Exchange Debentures” means the senior subordinated debentures that may be issued by Rural Cellular in accordance with the terms of the Exchangeable Preferred Stock in effect on the Issue Date.
      “SFAS 150” means Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” of the Financial Accounting Standards Board.
      “Significant Subsidiary” means any Restricted Subsidiary of Rural Cellular that is a “significant subsidiary” as defined in Article 1-02(w) of Regulation S-X under the Securities Act.
      “Stated Maturity,” when used with respect to any note or any installment of interest thereon, means the date specified in such note as the date on which the principal of such note or such installment of interest is due and payable.
      “Subordinated Indebtedness” means Indebtedness of Rural Cellular or any Restricted Subsidiary of Rural Cellular, whether outstanding on the date hereof or hereafter Incurred, which is by its terms expressly subordinate or junior in right of payment to the notes.
      “Subsidiary” means, as applied to any Person, (1) any corporation of which more than fifty percent (50%) of the outstanding Capital Stock (other than directors’ qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, or any entity other than a corporation of which more than fifty percent (50%) of the outstanding ownership interests, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, or (2) any other entity which is directly or indirectly controlled by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person.
      “Telecommunications Business” means the business of (1) transmitting, or providing services relating to the transmission of, voice, video, or data through owned or leased wireline or wireless transmission facilities, (2) creating, developing, constructing, installing, repairing, maintaining, or marketing communications-related systems, network equipment and facilities, software, and other products, or (3) evaluating, owning, operating, participating in, or pursuing any other business that is primarily related to those identified in clause (1) or (2) above (in the case of this clause (3), however, in a manner consistent with Rural Cellular’s manner of business on the Issue Date), and shall, in any event, include all businesses in which Rural Cellular or any of its Subsidiaries is engaged on the Issue Date or has entered into agreements to engage in or to acquire a company to engage in or contemplate engaging in, as expressly set forth in the offering memorandum used in connection with the issuance of the notes; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by Rural Cellular’s Board of Directors.
      “Total Assets” means the total assets of Rural Cellular and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of Rural Cellular.
      “Unrestricted Subsidiary” of any Person means (1) any Subsidiary of such Person that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. Any Subsidiary of Rural Cellular may be designated by the Board of Directors of Rural Cellular as an Unrestricted Subsidiary by a Board Resolution, but only if the Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement, or understanding with Rural Cellular or any Restricted Subsidiary of Rural Cellular, unless the terms of any such agreement, contract, arrangement, or understanding are no less favorable to Rural Cellular or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Rural Cellular;

(3) is a Person with respect to which neither Rural Cellular nor any of its Restricted Subsidiaries has any direct or indirect obligation

(a) to subscribe for additional Capital Stock or

(b) to maintain or preserve that Person’s financial condition or to cause that Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Rural Cellular that does not constitute Senior Indebtedness.
      Any such designation by the Board of Directors of Rural Cellular shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to that designation and an Officers’ Certificate certifying that that designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall, after that time, cease to be an Unrestricted Subsidiary for purposes of the indenture, and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Rural Cellular as of that date (and, if that Indebtedness is not permitted to be incurred as of that date under the covenants described above under the caption “— Certain Covenants — Limitation on Consolidated Indebtedness,” Rural Cellular shall be in default of that covenant). The Board of Directors of Rural Cellular may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Rural Cellular of any outstanding Indebtedness of such Unrestricted Subsidiary, and that designation shall only be permitted if:

(A) the Indebtedness is permitted under the covenant described above under the caption “— Certain Covenants — Limitation on Consolidated Indebtedness” calculated on a pro forma basis as if that designation had occurred at the beginning of the Reference Period, and

(B) no Default or Event of Default would occur or be in existence following that designation.
      Wireless Alliance shall be deemed an Unrestricted Subsidiary as of the Issue Date and shall thereafter remain an Unrestricted Subsidiary unless and until designated by the Board of Directors as a Restricted Subsidiary in accordance with the terms of the indenture.
      “Voting Power” of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily have voting power for the election of directors of such Person.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.
      “Wireless Alliance” means Wireless Alliance, LLC, a Minnesota limited liability company.
      “Wireless Communications Business” means any business substantially related to the ownership, development, operation, or acquisition of wireless communications services permitted under the Federal Communications Commission’s (the “FCC”) Commercial Mobile Radio Services rules (and the related provisions of the FCC’s Public Mobile Services and Personal Communications Services rules), and other related telecommunications business services.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a summary of certain U.S. federal income tax consequences of the exchange of old notes for new notes as well as the ownership and disposition of new notes. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular holder or to holders subject to special treatment under U.S. federal income tax laws (including, but not limited to, holders of old notes who did not acquire the old notes on original issuance for cash at the initial offering price, insurance companies, regulated investment companies, real estate investment trusts, foreign and domestic tax exempt organizations and private foundations, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments, “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies”). This discussion is limited to holders that hold their notes as capital assets. No IRS ruling or opinion of counsel has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. In addition, this summary does not discuss state or local taxes or U.S. federal taxes other than income taxes. You should consult your own tax advisers as to the U.S. federal income tax consequences of exchanging old notes for new notes and the holding and disposing of new notes as well as the effects of state, local, and non-U.S. tax laws.
      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States,

•	a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust that (i) is subject to the primary supervision of the U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has properly elected to continue to be treated as a U.S. person under applicable Treasury Regulations.
      If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of the notes, the U.S. federal income tax treatment of a partner in such a partnership will generally depend on the status of the partnership and the activities of the partnership. Partners and partnerships are particularly urged to consult their own tax advisers as to the particular federal income tax consequences applicable to them.
      As used herein, the term “U.S. holder” means a holder that is a U.S. person, and the term “non-U.S. holder” means a holder that is not a U.S. person.
Effect of Exchange of Old Notes for New Notes
      The exchange of the old notes for new notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Consequently, holders of the notes will not recognize any taxable gain or loss for U.S. federal income tax purposes as a result of such exchange. The holding period for the new notes received in the exchange will include the holding period for the old notes surrendered in exchange therefor, and the tax basis of the new notes will equal the tax basis of the old notes immediately before the exchange. There will be no U.S. federal income tax consequences of the exchange offer to a holder that does not tender old notes pursuant to the exchange offer.
U.S. Holders
      Payments of Interest. Payments of interest on new notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes).
      Disposition of New Notes. Upon the sale, redemption, or other disposition of a new note, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, redemption, or other disposition and the U.S. holder’s adjusted tax basis in the new note. For these purposes, the amount realized on the sale, redemption, or other disposition of a new note does not include any amount received that is attributable to accrued but unpaid interest, which will be taxable as ordinary income unless previously taken into account. Capital gain or loss on the sale, redemption, or other disposition of a new note will be long-term capital gain or loss if the new note and the old note were held for a total of more than one year.
Non-U.S. Holders
      Payments of Interest. Subject to the discussion below concerning information reporting and backup withholding, payments of interest on a note to any non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax, provided that all of the following are true:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation to which we are a related person for U.S. federal income tax purposes;

•	the non-U.S. holder is not a bank with respect to which the receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code;

•	the interest is not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business; and

•	the non-U.S. holder certifies, on Form W-8BEN (or other applicable form) under penalties of perjury, that it is the beneficial owner of the new notes and is not a U.S. person and provides its name and address and (i) files such form with the paying agent or (ii) in the case of a note held through a foreign partnership or intermediary, the beneficial owner and the foreign partnership or intermediary satisfy certain certification requirements of applicable U.S. Treasury Regulations.

      Interest paid to a non-U.S. holder that does not qualify for the above exemption from withholding tax generally will be subject to withholding of U.S. federal income tax at the applicable rate, unless the non-U.S. holder of the new note provides our paying agent with a properly executed:

(1) IRS Form W-8BEN (or other applicable form) claiming an exemption from (or reduction in) withholding under the benefit of an applicable income tax treaty; or

(2) IRS Form W-8ECI (or other applicable form) stating that the interest paid on the new note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If, however, the interest is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the interest will be subject to U.S. federal income tax imposed on net income on the same basis as applies to U.S. persons generally. In addition, for corporate holders and under certain circumstances, the branch profits tax may also apply.
      Non-U.S. holders should consult any applicable income tax treaties, which may provide for exemption from (or reduction in) U.S. withholding tax and for other rules different from those described above.
      Disposition of New Notes. Subject to the discussion below concerning information reporting and backup withholding, any gain realized by a non-U.S. holder on the sale, redemption, or other disposition of a new note generally will not be subject to a U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States, (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, (iii) such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply, or (iv) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.
Information Reporting and Backup Withholding
      In general, payments of interest and the proceeds of the sale, exchange, redemption, retirement, or other disposition of the new notes payable by a U.S. paying agent or other U.S. intermediary will be subject to information reporting. In addition, backup withholding at the applicable rate will generally apply to these payments if (i) in the case of a U.S. holder, the holder fails to provide an accurate taxpayer identification number, fails to certify that such holder is not subject to backup withholding, or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or (ii) in the case of a non-U.S. holder, the holder fails to provide the certification on IRS Form W-8BEN described above or otherwise does not provide evidence of exempt status. Certain U.S. holders (including, among others, corporations) and non-U.S. holders that comply with certain certification requirements are not subject to backup withholding. Any amount paid as backup withholding will be creditable against the holder’s federal income tax liability provided that the required information is timely furnished to the IRS. Holders of new notes should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.
PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS
      The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
      The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer, or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer, or sale by you of the new notes, must obtain any consent, approval, or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer, or sale.
      Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes for resale, resell, or otherwise transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act, if the holder:

•	is not an “affiliate,” as defined under the Securities Act, of RCC;

•	acquired the new notes in the ordinary course of business;

•	is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a “distribution,” as defined under the Securities Act, of the new notes; and

•	is not acting on behalf of any person who could not truthfully make the foregoing representations.
      If any of the above conditions is not satisfied or you acquired your old notes to be exchanged for new notes in the exchange offer directly from RCC or any of its affiliates, you must acknowledge and agree that you:

•	may not rely on the position of the SEC enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.
      Any broker-dealer that receives new notes for its own account in exchange for old notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of marketmaking activities or other trading activities (and not acquired directly from RCC or any of its affiliates) and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes; however, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of new notes received in an exchange such as the exchange pursuant to the exchange offer, if the old notes for which the new notes were received in the exchange were acquired for their own accounts as a result of marketmaking or other trading activities (and not acquired directly from the issuer or any of its affiliates). Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act.
      We have agreed that during the period ending on the earlier of (1) one year from the date on which the exchange offer is consummated, subject to extension in limited circumstances, and (2) the date on which all transfer restricted securities covered by the exchange offer registration statement have been sold pursuant thereto, we will use commercially reasonable efforts to keep the exchange offer registration statement effective to the extent necessary to ensure that this prospectus is available for sales of the new notes by participating broker-dealers.
      A broker-dealer desiring that the exchange offer registration statement be kept continuously effective for resales of new notes must notify us in writing that such broker-dealer acquired new notes as a result of marketmaking or other trading activities and that such new notes were not received in exchange for old notes (in the exchange offer) that were acquired directly from us or any of our affiliates, such that the broker-dealer would be required to deliver a prospectus under the Securities Act upon a subsequent sale or other disposition of the new notes. A broker-dealer making dispositions of new notes pursuant to the exchange offer registration statement will be required to suspend its use of the prospectus included in the exchange offer registration statement, as amended or supplemented, under specified circumstances upon receipt of written notice to that effect from us.
      We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.
      We have agreed to pay all expenses incident to our participation in the exchange offer, including the reasonable fees and disbursements of one counsel for the holders of old notes and the initial purchaser, other than underwriting discounts and commissions, and will indemnify holders of the old notes, including any broker-dealers selling new notes in accordance with this “Plan of Distribution and Selling Restrictions” section, against specified types of liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      Certain legal matters in connection with the notes are being passed upon for us by Moss & Barnett, A Professional Association, Minneapolis, Minnesota.
EXPERTS
      The consolidated financial statements of Rural Cellular Corporation (“RCC”) and its subsidiaries and management’s report on the effectiveness of internal control over financial reporting, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The financial statements of RCC Minnesota, Inc. (“RCCM”) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report includes an explanatory paragraph related to the preparation of such financial statements that includes allocations to and from RCC Minnesota), and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
MARKET DATA
      The market data presented in this prospectus are based upon estimates by us and the use of various third party sources where available. Although we believe these sources are generally reliable, we cannot guarantee and have not independently verified the accuracy or completeness of such information. Moreover, while we believe that our estimates are reasonable and reliable, in certain cases such estimates cannot be verified by information available from independent sources. Accordingly, no assurance can be given that such market data are accurate in all material respects.
AVAILABLE INFORMATION
      We are currently subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. Such reports and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at:
Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549
      You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
      You may request a copy of each of our filings at no cost, by contacting us at the following address, telephone, or facsimile number:
Rural Cellular Corporation
3905 Dakota Street, SW
P.O. Box 2000
Alexandria, MN 56308-2000
Attn: Treasurer
Telephone (320) 762-2000
Facsimile: (320) 808-2102
      In addition, copies of the indenture relating to the notes and the registration rights agreement are available from us at the same address and telephone or facsimile number.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      The management of RCC is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). RCC’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.
      All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
      RCC’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, the company’s internal controls over financial reporting were effective.
      Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rural Cellular Corporation and Subsidiaries
Alexandria, Minnesota
      We have audited the accompanying consolidated balance sheets of Rural Cellular Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule included in Part II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rural Cellular Corporation and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rural Cellular Corporation and Subsidiaries
Alexandria, Minnesota
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Rural Cellular Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission.
      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, the related consolidated statements of operations, shareholders’ deficit and comprehensive loss, and cash flows and the financial statement schedule included in Part II for the year ended December 31, 2005, of the Company and our report dated March 10, 2006, which expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,822	$85,339
Short-term investments	66,778	—
Accounts receivable, less allowance for doubtful accounts of $3,567 and $2,456	72,887	62,549
Inventories	12,849	7,658
Other current assets	4,280	4,175

Total current assets	243,616	159,721

PROPERTY AND EQUIPMENT, net	277,408	276,133
LICENSES AND OTHER ASSETS:
Licenses, net	548,513	548,513
Goodwill, net	348,684	348,682
Customer lists, net	29,301	47,868
Deferred debt issuance costs, net	27,022	30,228
Other assets, net	6,138	6,305

Total licenses and other assets	959,658	981,596

	$1,480,682	$1,417,450

The accompanying notes are an integral part of these consolidated balance sheets.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(In thousands, except per
	share data)

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$53,492	$52,465
Current portion of long-term debt	—	81
Advance billings and customer deposits	11,885	11,076
Accrued interest	39,336	41,112
Other accrued expenses	8,981	9,679

Total current liabilities	113,694	114,413
LONG-TERM LIABILITIES	1,847,994	1,733,079

Total liabilities	1,961,688	1,847,492

COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE PREFERRED STOCK	170,976	166,296
SHAREHOLDERS’ DEFICIT:
Class A common stock; $.01 par value; 200,000 shares authorized, 13,530 and 11,836 outstanding	135	118
Class B common stock; $.01 par value; 10,000 shares authorized, 427 and 540 outstanding	4	5
Additional paid-in capital	212,420	193,347
Accumulated deficit	(862,742)	(791,446)
Unearned compensation	(1,799)	(698)
Accumulated other comprehensive income	—	2,336

Total shareholders’ deficit	(651,982)	(596,338)

	$1,480,682	$1,417,450

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,

	2005	2004	2003

	(In thousands, except per share data)
REVENUE:
Service	$387,848	$377,219	$355,038
Roaming	122,774	105,504	131,896
Equipment	34,313	22,094	20,455

Total revenue	544,935	504,817	507,389

OPERATING EXPENSES:
Network costs, excluding depreciation	120,322	104,071	96,069
Cost of equipment sales	58,266	40,372	37,636
Selling, general and administrative	152,238	135,129	131,761
Stock based compensation — SG&A	680	41	—
Depreciation and amortization	100,463	76,355	76,429
Impairment of assets	7,020	47,136	42,244

Total operating expenses	438,989	403,104	384,139

OPERATING INCOME	105,946	101,713	123,250

OTHER INCOME (EXPENSE):
Interest expense	(171,831)	(163,977)	(136,262)
Interest and dividend income	2,221	1,727	916
Other	(876)	(76)	891

Other expense, net	(170,486)	(162,326)	(134,455)

LOSS BEFORE INCOME TAX BENEFIT	(64,540)	(60,613)	(11,205)

INCOME TAX BENEFIT	(418)	(1,672)	—

NET LOSS	(64,122)	(58,941)	(11,205)

PREFERRED STOCK DIVIDEND	(7,174)	(12,915)	(38,877)

LOSS APPLICABLE TO COMMON SHARES	$(71,296)	$(71,856)	$(50,082)

BASIC AND DILUTED WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE:	12,695	12,239	12,060

NET LOSS PER BASIC AND DILUTED SHARE	$(5.62)	$(5.87)	$(4.15)

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

								Accumulated
	Class A	Class A	Class B	Class B				Other
	Common	Common	Common	Common	Additional			Comprehensive	Total
	Stock	Stock	Stock	Stock	Paid-In	Accumulated	Unearned	Income	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	(Loss)	Deficit	Loss

	(In thousands)
BALANCE, December 31, 2002	11,229	$112	693	$7	$192,294	$(669,508)	$—	$(6,020)	$(483,115)
Conversion of Class B common stock to Class A common stock	141	1	(141)	(1)	0	—	—	—	—	—
Stock issued through employee stock purchase plan	147	2	—	—	112	—	—	—	114	—
Stock options exercised	5	0	—	—	17	—	—	—	17	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(50,082)	—	—	(50,082)	$(50,082)
Current year effect of SFAS No. 133	—	—	—	—	—	—	—	6,236	6,236	6,236

Total comprehensive loss	—	—	—	—	—	—	—	—		$(43,846)

BALANCE, December 31, 2003	11,522	115	552	6	192,423	(719,590)	—	216	(526,830)
Conversion of Class B common stock to Class A common stock	12	1	(12)	(1)	—	—	—	—	—	—
Stock issued through employee stock purchase plan	166	1	—	—	145	—	—	—	146	—
Stock options exercised	15	0	—	—	41	—	—	—	41	—
Restricted Stock Issuances	121	1	—	—	738	—	(739)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	41	—	41	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(71,856)	—	—	(71,856)	$(71,856)
Current year effect of SFAS No. 133	—	—	—	—	—	—	—	2,120	2,120	2,120

Total comprehensive loss										$(69,736)

BALANCE, December 31, 2004	11,836	118	540	5	193,347	(791,446)	(698)	2,336	(596,338)

Stock issued through employee stock purchase plan	71	1	—	—	378	—	—	—	$379	—
Stock options exercised	169	2	—	—	1,189	—	—	—	1,191	—
Class A common issued in exchange for senior exchangeable preferred stock	1,153	12	—	—	13,423	—	—	—	13,435	—
Conversion of Class B common stock to Class A common stock	218	2	(218)	(2)	—	—	—	—	—	—
Conversion of Class T preferred Stock to Class A and Class B common stock	43	—	105	1	2,476	—	—	—	2,477	—
Restricted stock activity	40	—	—	—	1,607	—	(1,599)	—	8	—
Amortization of unearned compensation	—	—	—	—	—	—	498	—	498	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(71,296)	—	—	(71,296)	$(71,296)
Current year effect of derivative financial instruments	—	—	—	—	—	—	—	(2,336)	(2,336)	(2,336)

Total comprehensive loss										$(73,632)

BALANCE, December 31, 2005	13,530	$135	427	$4	$212,420	$(862,742)	$(1,799)	$—	$(651,982)

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(64,122)	$(58,941)	$(11,205)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and customer list amortization	100,463	76,355	76,429
Loss on write-off of debt and preferred stock issuance costs	1,533	12,605	6,134
Mark-to-market adjustments — financial instruments	339	4,339	(2,225)
Gain on repurchase and exchange of senior exchangeable preferred stock	(5,722)	(22,573)	—
Non — cash senior and junior exchangeable preferred stock dividends	3,797	28,626	13,074
Impairment of assets	7,020	47,136	42,244
Stock based compensation	680	41	—
Deferred income taxes	(418)	(1,672)	—
Other	6,825	7,693	4,013
Change in other operating elements:
Accounts receivable	(14,262)	(1,821)	(14,286)
Inventories	(5,191)	547	(1,581)
Other current assets	(105)	89	(1,076)
Accounts payable	6,757	6,153	4,678
Advance billings and customer deposits	809	482	146
Accrued senior and junior exchangeable preferred stock dividends	33,211	26,747	14,899
Accrued interest	2,021	6,598	12,188
Other accrued expenses	(698)	(2,127)	1,089

Net cash provided by operating activities	72,937	130,277	144,521

INVESTING ACTIVITIES:
Purchases of property and equipment	(94,951)	(94,417)	(53,704)
Purchases of short-term investments	(66,778)	—	—
Purchases of wireless properties	—	(725)	(7,200)
Net proceeds from property exchange	—	13,567	—
Proceeds from sale of property and equipment	247	92	624
Other	(103)	24	(174)

Net cash used in investing activities	(161,585)	(81,459)	(60,454)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	1,570	188	131
Proceeds from issuance of long-term debt under the credit facility	58,000	—	120,000
Repayments of long-term debt under the credit facility	—	(525,724)	(394,628)
Proceeds from issuance of senior subordinated floating rate notes	172,816	—	—
Proceeds from issuance of 9 7/8 % senior notes	—	—	325,000
Proceeds from issuance of 8 1/4 % senior secured notes	—	350,000	—
Proceeds from issuance of senior secured floating rate notes	—	160,000	—
Redemption of 9 5/8 % senior subordinated notes	(125,000)	—
Repurchases of senior exchangeable preferred stock	(13,355)	(68,351)	—
Payments to settle interest rate swaps	—	(7,645)	—
Payments of debt issuance costs	(3,798)	(14,293)	(13,374)
Repayment of swaption	—	—	(34,184)
Proceeds from unwinding hedge agreements	—	—	2,632
Other	(102)	(201)	(885)

Net cash provided by (used in) financing activities	90,131	(106,026)	4,692

NET (DECREASE) INCREASE IN CASH	1,483	(57,208)	88,759
CASH AND CASH EQUIVALENTS, at beginning of year	85,339	142,547	53,788

CASH AND CASH EQUIVALENTS, at end of year	$86,822	$85,339	$142,547

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004, AND 2003

1.	Organization and Nature of Business:
      Rural Cellular Corporation (“RCC” or the “Company”) is a wireless communications service provider focusing primarily on rural markets in the United States. The Company’s principal operating objective is to increase revenue and achieve profitability through increased penetration in existing wireless markets.
      RCC’s operating territories include portions of five states in the Northeast, three states in the Northwest, four states in the Midwest, and three states in the South. Within each of its four territories, RCC has deployed a strong local sales and customer service presence in the communities it serves. RCC’s marketed networks covered a total population of approximately 6.5 million POPs and served approximately 706,000 voice customers as of December 31, 2005.
      The Company has preferred roaming relationships with Cingular Wireless, T-Mobile, and Verizon Wireless in its various territories.
      RCC began a 2.5G network overlay and expansion process in late 2003. As of December 31, 2005, RCC’s network has grown from approximately 800 cell sites in early 2004 to 1,061 and its 2.5G networks are operational in all of its four territories.

2.	Summary of Significant Accounting Policies:

Principles of Consolidation
      The consolidated financial statements include the accounts of RCC and its wholly-owned subsidiaries and its majority-owned joint venture, Wireless Alliance, LLC (“Wireless Alliance”). All significant intercompany balances and transactions have been eliminated.

Revenue Recognition — Service
      The Company recognizes service revenue based upon contracted service fees and minutes of use processed. As a result of its billing cycle cut-off times, the Company is required to make estimates for service revenue earned, but not yet billed, at the end of each month. These estimates are based primarily upon historical minutes of use processed. The Company follows this method since reasonable, dependable estimates of the revenue can be made. Actual billing cycle results and related revenue may vary from the results estimated at the end of each quarter, depending on customer usage and rate plan mix. For customers who prepay their monthly access fees, the Company matches the recognition of service revenue to their corresponding usage. Revenues are net of credits and adjustments for service. The Company adopted Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”) effective July 1, 2003 on a prospective basis. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.
      The Company receives Universal Service Fund (“USF”) revenue reflecting its eligible telecommunications carrier (“ETC”) status in certain states. The Company recognizes support revenue depending on the level of its collection experience in each ETC qualified state. Where the Company does not have adequate experience to determine the time required for reimbursement, it recognizes revenue upon cash receipt. Where the Company does have adequate experience as to the amount and timing of the receipt of these funds, it recognizes revenue as earned.
      The Company includes the pass-through fees it collects from customers as service revenue with a corresponding charge to selling, general and administrative expense. These pass-through fees, which the

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company has the option of passing to customers, include state and federal USF fees, together with city utility and state gross receipt taxes.

Revenue Recognition — Roaming Revenue and Incollect Cost
      Roaming revenue and incollect cost information is provided to the Company primarily through a third party centralized clearinghouse. From the clearinghouse the Company receives monthly settlement data. The Company bases its accrual of roaming revenue and incollect expense on these clearinghouse reports. The Company follows this method since reasonably dependable estimates of roaming revenue and incollect cost can be made based on these reports.

Revenue Recognition — Equipment
      Equipment revenue includes sales of wireless and paging equipment and accessories to customers, network equipment reselling, and customer activation fees, which are recognized at the time of sale to the customer.

Allowance for Doubtful Accounts
      The Company maintains an allowance for doubtful accounts for estimated losses that will result from failure of its customers to pay amounts owed. The Company bases its estimates on the aging of accounts receivable balances and its historical write-off experience, net of recoveries. If the financial condition of the Company’s customers were to deteriorate, the Company may be required to maintain higher allowances.

Cash Equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term Investments
      The Company considers all debt securities with maturities of more than three months but less than one year as short-term investments and classifies these investments as held to maturity. Short-term Investments primarily consist of direct obligations of the U.S. Treasury, including bills, notes and bonds or obligations issued or guaranteed by agencies of the U.S. government and are recorded at cost. At December 31, 2005, the carrying value of our short-term investments was approximately $66.8 million. Based on available market quotations, the carrying value of the short-term investments at December 31, 2005, was less than their fair value by approximately $141,000, which is comprised of gross unrecognized holding gains. The Company did not have any short-term investments at December 31, 2004.

Inventories
      Inventories consist of cellular telephone equipment, pagers, and accessories and are stated at the lower of cost, determined using the average cost method, or market. Market value is determined using replacement cost.

Property and Equipment
      Property and equipment are recorded at cost. Additions, improvements, or major renewals are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expense as incurred.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of property and equipment and the useful lives of the Company’s assets are as follows as of December 31 (in thousands):

	2005	2004	Useful Lives

Land	$7,214	$7,200	N/A
Building and towers	101,110	98,367	15-39 Years
Equipment(1)	443,406	350,385	2-7 Years
Phone service equipment	1,217	2,938	19 Months
Furniture and fixtures(2)	28,928	29,759	3-7 Years
Assets under construction	15,449	37,232	N/A

	597,324	525,881
Less — accumulated depreciation	(319,916)	(249,748)

Property and equipment — net	$277,408	$276,133

(1)	Includes the cost of cell site radio equipment, switch equipment, billing hardware and related software.

(2)	Includes the cost of furniture, in-house computer hardware/ software, and phone system equipment.
      The Company’s network construction expenditures are recorded as assets under construction until the system or assets are placed in service and ready for their intended use, at which time the assets are transferred to the appropriate property and equipment category. During the years ended December 31, 2005, 2004, and 2003, the Company capitalized $3.7 million, $4.2 million, and $1.9 million, respectively, in salaries of the Company’s employees. The Company capitalized interest cost in 2005, 2004, and 2003 of $1.8 million, $1.9 million, and $204,000, respectively.
      The Company depreciates its wireless communications equipment using the straight-line method over estimated useful lives. RCC periodically reviews changes in its technology and industry conditions, asset retirement activity, and salvage to determine adjustments to estimated remaining useful lives and depreciation rates. Total depreciation expense for the years ended December 31, 2005, 2004, and 2003 was $81.5 million, $57.4 million, and $56.2 million, respectively.
      During the fourth quarter of 2005, the Company reviewed the lives of its TDMA assets and reduced the remaining useful life of this equipment from 21 months to 15 months. As a result, all TDMA equipment will be fully depreciated by December 31, 2006. The net book value of this equipment as of December 31, 2005, was approximately $47.0 million. Reflecting the shortened useful lives of TDMA equipment, the Company recorded an additional $2.9 million of depreciation expense during the fourth quarter of 2005.
      While the Company will continue to sell and market TDMA services for the foreseeable future, the amount of future cash flows to be derived from the TDMA network assets is highly dependent upon the rate of transition of existing customers using TDMA equipment to 2.5G capable equipment, as well as other competitive and technological factors. The Company determined that a reduction in the useful lives of these assets was warranted based on its projected transition of network traffic. The Company will continue to review the useful lives of the TDMA assets throughout the period of transition to 2.5G capable equipment to determine whether further changes are warranted.

Licenses and Other Intangible Assets
      Licenses consist of the value assigned to the Company’s personal communications services (“PCS”) licenses and cellular licenses. Other intangibles, resulting primarily from acquisitions, include the value

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assigned to customer lists and goodwill. Amortization is computed using the straight-line method based on the estimated useful life of the asset. Customer lists are the only intangible asset with a finite useful life; all others are considered to have indefinite useful lives.
      The components of licenses and other intangible assets are as follows:

		Year Ended December 31, 2005
	As of				As of
	December 31,		Impairment	Amortization	December 31,
	2004	Acquisition	of Assets	Expense	2005

	(In thousands)
Licenses, net	$548,513	$—	$—	$—	$548,513
Goodwill, net	348,682	2	—	—	348,684
Customer lists				—
Gross Valuation	144,415	—	—	—	144,415
Accumulated amortization	(96,547)	—	—	(18,567)	(115,114)

	47,868	—	—	—	29,301

Total	$945,063	$2	$—	$(18,567)	$926,498

		Year Ended December 31, 2004
	As of				As of
	December 31,		Impairment	Amortization	December 31,
	2003	Acquisition	of Assets	Expense	2004

	(In thousands)
Licenses, net	$563,283	$16,582	$(31,352)	$—	$548,513
Goodwill, net	360,796	3,670	(15,784)	—	348,682
Customer lists				—
Gross Valuation	142,616	1,799	—	—	144,415
Accumulated amortization	(78,041)	—	—	(18,506)	(96,547)

	64,575	1,799	—	(18,506)	47,868

Total	$988,654	$22,051	$(47,136)	$(18,506)	$945,063

      Customer list amortization expense for the years ended December 31, 2005, 2004, and 2003 was approximately $18.6 million, $18.5 million, and $20.0 million, respectively. Customer list amortization expense is estimated to be approximately $18.6 million in 2006, $8.2 million in 2007, $2.4 million in 2008, and $86,000 in 2009. The Company does not anticipate customer list amortization expense in 2010.
      The Company reviews goodwill and other indefinite-lived intangible assets for impairment based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with this statement, goodwill is tested for impairment at the reporting unit level on an annual basis as of October 1st or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In analyzing goodwill for potential impairment, the Company uses projections of future cash flows from the reporting units. These projections are based on its view of growth rates, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, goodwill may become impaired.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Additionally, impairment tests for indefinite-lived intangible assets, including FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with EITF No. 02-7 (“EITF 02-7”), Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, impairment tests for FCC licenses are performed on an aggregate basis for each unit of accounting. The Company utilizes a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of the unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for each unit of accounting. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, the Company’s FCC licenses may become impaired.
      Following adoption of SFAS No. 142 on January 1, 2002, the Company completed a transitional impairment test for both its goodwill and licenses and determined that there were impairments of $5.0 million and $412.0 million, respectively. The Company used a fair value approach, using primarily discounted cash flows, to complete the transitional impairment tests. In accordance with SFAS No. 142, the impairment charges were recorded as a cumulative change in accounting principle in its consolidated financial statements for the first quarter of 2002. Under SFAS No. 142, we performed annual impairment tests in 2003, 2004, and 2005 for our indefinite lived assets. Based on these tests, we recorded a noncash impairment charge of $47.1 million (included in operating expenses) in the fourth quarter of 2004. There was no impairment charge in 2003 or 2005 related to our annual assessment under SFAS No. 142.

Deferred Debt Issuance Costs
      Deferred debt issuance costs relate to the credit facility, senior secured notes, senior notes, senior subordinated notes and certain preferred stock issuances. These costs are being amortized over the respective instruments’ terms. If the related debt issuance is extinguished prior to maturity, the debt issuance costs are immediately expensed.
      The Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS No. 145”), effective January 1, 2003. Accordingly, the Company’s financial statements have been revised to reflect the reclassification requirements of SFAS No. 145, requiring it to present losses on extinguishment of debt within continuing operations. The Company has recorded within interest expense $1.5 million, $12.6 million, and $6.1 million, of deferred debt issuance costs related to debt extinguishments in 2005, 2004, and 2003, respectively.
      The gross valuation and accumulated amortization of deferred debt issuance costs are as follows:

	As of December 31,

	2005	2004

	(In thousands)
Gross valuation	$39,005	$40,331
Accumulated amortization	(11,983)	(10,103)

	$27,022	$30,228

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Assets
      Other assets primarily consist of costs related to spectrum relocation and restricted investments. Restricted investments represent the Company’s investments in the stock of CoBank and are stated at cost, which approximates fair value. The restricted investments were purchased pursuant to the terms of a loan agreement and are restricted as to withdrawal.
      The gross valuation and accumulated amortization of other assets are as follows:

	As of December 31,

	2005	2004

	(In thousands)
Gross valuation	$8,561	$8,375
Accumulated Amortization	(2,423)	(2,070)

	$6,138	$6,305

Income Taxes
      The income and expenses of all consolidated subsidiaries are included in the consolidated federal income tax return of Rural Cellular Corporation and Subsidiaries. For financial reporting purposes, any tax benefit or provision generated by a consolidated subsidiary is accounted for in its separate taxes payable and deferred income tax accounts, computed as if it had filed separate federal and state income tax returns.
      RCC uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change.

Net Loss Per Common Share
      Basic net loss per share (“EPS”) is computed by dividing net loss by the weighted average number of shares outstanding during the year. Potential common shares of 1,863,029, 2,044,037, and 2,084,770, related to the Company’s outstanding stock options, were excluded from the computation of the diluted EPS for the years ended December 31, 2005, 2004, and 2003, respectively, together with 160,167 shares and 118,667 shares of restricted stock granted in 2005 and 2004, respectively, as the impact had an antidilutive effect on earnings per share.

Comprehensive Loss
      The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), which established standards for reporting and display of comprehensive income and its components. Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive loss represents net losses and the deferred gains on derivative instruments. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive loss in the accompanying consolidated statement of shareholders’ deficit and comprehensive income (loss).

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business and Credit Concentrations
      RCC operates in one business segment, the operation of wireless communication systems in the United States.
      For the years ended December 31, 2005, 2004, and 2003, roaming revenue from Cingular (on a pro forma basis giving effect to its 2004 merger with AT&T Wireless) accounted for approximately 11.9%, 9.9%, and 14.5%, respectively, of the Company’s total revenue.

Impairment of Long-lived Assets
      The Company reviews long-lived assets, consisting primarily of property, plant and equipment and intangible assets with finite lives, for recoverability accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In analyzing potential impairment, the Company uses projections of future undiscounted cash flows from the assets. These projections are based on its view of growth rates for the related business, anticipated future economic conditions, the appropriate discount rates relative to risk, and estimates of residual values. The Company believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions, discount rates, or estimates of residual values were to occur, long-lived assets may become impaired.
      Reflecting the termination of the Company’s agreement with Amdocs in June 2005, RCC recorded a charge to operations of $7.0 million, in accordance with SFAS No. 144, reflecting the write-down of certain development costs previously capitalized.
      In October 2003, the Company entered into an agreement with AT&T Wireless to exchange certain wireless properties. In connection with this transaction, RCC recorded a non-cash impairment charge on assets held for sale, in accordance with SFAS No. 144, of $42.2 million effective in the third quarter of 2003. This transaction was completed on March 1, 2004.

Derivative Financial Instruments
      The Company recognizes all derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Company uses derivative instruments to manage interest rate risk. Changes in the fair values of those derivative instruments are recorded as “Other Comprehensive Income” when they qualify for hedge accounting and “Interest Expense” when they do not qualify for hedge accounting.
      The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedge transactions. The Company also assesses, both at inception and on an on-going basis, whether the derivatives that are used in hedging transactions are effective. Should it be determined that a derivative is not effective as a hedge, the Company would discontinue the hedge accounting prospectively.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Ultimate results could differ from those estimates.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recently Issued Accounting Pronouncements

Accounting for Share-Based Compensation
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”’) issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period.
      Commencing with the quarter ending March 31, 2006, we will adopt SFAS No. 123(R), utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective, compensation cost must be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date. Prior periods will not be restated.
      We use the Black-Scholes model to value our stock option grants. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123(R).
      Through December 31, 2005, the Company applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its employee and director stock options and did not record compensation expense for share-based payment award transactions because the exercise price is equal to or greater than the fair value of RCC’s common stock at the date of grant.
      If the Company had included the cost of employee stock option compensation in our financial statements included herein, its net loss for both the year ended December 31, 2005 and 2004 would have increased by approximately $2.9 million and would have increased by $4.3 million for the year ended December 31, 2003.

3.	Stock Compensation Plans:
      The following table summarizes plan activity under the Company’s various stock compensation plans through December 31, 2005:

	Nonemployee	Stock	Employee Stock
	Directors Plan	Compensation Plan	Purchase Plan(1)

Available for issuance at December 31, 2004	174,250	61,844	262,312

Options granted	(36,750)	(20,000)	(88,116)
Restricted stock awarded	—	(47,500)	—
Options cancelled	26,250	47,315	—

Available for issuance at December 31, 2005	163,750	41,659	174,196

(1)	Employee Stock Purchase Plan options granted of 88,116 shares reflect contributions made in 2005 with corresponding shares being awarded in January 2006.
      Nonemployee Directors Plan. The stock option plan for nonemployee directors authorizes the issuance of up to 400,000 shares of Class A common stock. The stock option plan provides that the option price shall not be less than the fair market value of the Class A common stock on the date of grant. The options vest and become exercisable one year following the date of grant and expire five years thereafter.
      Stock Compensation Plan. The stock compensation plan for employees authorizes the issuance of up to 2,400,000 shares of Class A common stock in the form of restricted stock awards, stock options, stock

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
appreciation rights, or other stock-based awards. The stock compensation plan provides that the exercise price of any option shall not be less than 85% of the fair market value of the Class A common stock as of the date of the grant (100% in the case of incentive stock options). Options and other awards granted under the stock compensation plan vest and become exercisable as determined by the Board of Directors or a stock option committee.
      Under the Stock Compensation Plan, the Company has entered into restricted stock agreements with certain key employees, covering the issuance of Class A common stock (“Restricted Stock”). The Restricted Stock will be released to the key employees after a five-year waiting period if the employees are still employed by the Company and the Company achieves certain financial goals, which management anticipates achieving as of December 31, 2005. Deferred compensation equivalent to the market value of these shares as of December 31, 2005 is reflected in shareholders’ equity and is being amortized to operating expense over five years. Deferred compensation expense included in the accompanying consolidated statement of operations amounted to $680,000 for the year ended December 31, 2005. Shares of Restricted Stock have full voting rights and are entitled to any dividends paid on the Class A common stock. The restricted shares were granted to the recipients at no cost.
      For the year, transactions in restricted stock were as follows:

	2005	2004
	Shares	Shares

Restricted Stock Awards, beginning of year	118,667	—

Issued	47,500	120,667
Released to employee	(676)	—
Cancelled	(5,324)	(2,000)

Restricted Stock Awards, outstanding, end of year	160,167	118,667

      Employee Stock Purchase Plan. Under the employee stock purchase plan, employees who satisfy certain length of service and other criteria are permitted to purchase shares of Class A common stock at 85% of the fair market value of the Class A common stock on the first business day of January or the last business day of December of each year, whichever is lower. The number of shares authorized to be issued under the employee stock purchase plan is 750,000. The Company issued 88,116, 71,398, and 166,329, shares, at an exercise price of $5.32, $5.30, and $0.88, respectively, for the years ended December 31, 2005, 2004, and 2003. Compensation cost is recognized for the fair value of the shares issued under the Employee Stock Purchase Plan, which was estimated using the Black-Scholes model with the following assumptions for 2005, 2004, and 2003, respectively: an expected life of one year for all years; expected volatility of 85.94%, 88.54%, and 94.72%, and risk-free interest rates of 7.25%, 5.25%, and 4.39%.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Stock options outstanding under the Company’s Nonemployee Directors Plan and Stock Compensation Plan as of December 31, 2005 have exercise prices ranging between $0.76 and $79.25. Information related to stock options is as follows:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	2,044,037	$14.61	2,084,770	$14.64	1,908,084	$17.40

Granted	56,750	$6.30	31,500	$7.62	369,500	1.23
Exercised	(169,517)	$7.02	(14,760)	$2.80	(5,120)	3.37
Cancelled	(68,241)	$13.30	(57,473)	$15.17	(187,694)	16.72

Outstanding, end of period	1,863,029	$15.09	2,044,037	$14.61	2,084,770	$14.64

Exercisable, end of period	1,409,119	$17.91	1,392,617	$17.46	1,143,970	$18.92

Weighted average fair value of options granted		$5.18		$5.82		$1.09

      The following table summarizes certain information concerning currently outstanding and exercisable options:

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$00.00 — $ 9.99	957,515	5	$4.00	567,825	$4.85
$10.00 — $19.99	382,325	3	$13.40	382,325	$13.40
$20.00 — $29.99	274,100	5	$27.12	216,460	$27.18
$30.00 — $39.99	153,939	4	$35.00	147,359	$34.88
$40.00 — $49.99	14,500	4	$43.25	14,500	$43.25
$50.00 — $59.99	8,500	4	$56.59	8,500	$56.59
$60.00 — $69.99	36,750	0	$68.25	36,750	$68.25
$70.00 — $79.25	35,400	4	$76.91	35,400	$76.91

$00.00 — $79.25	1,863,029	5	$15.09	1,409,119	$17.91
      The Company accounts for stock options under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized, as the exercise price has been the fair value of RCC’s common stock as of date of grant. The following schedule shows net loss and net loss per share for the years ended December 31, 2005, 2004, and 2003, had compensation expense been determined consistent with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” and SFAS No. 123, “Accounting for Stock-Based Compensation.”
      The pro forma information presented is based on several assumptions and should not be viewed as indicative of future periods. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2005, 2004, and 2003: expected volatility of 85.94%, 88.54%, and 94.72%, respectively; risk-free interest rates of 7.25%,

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5.25%, and 4.39%, respectively. The per share weighted average fair value of options granted in 2005, 2004, and 2003, was $5.18, $5.82, and $1.09, respectively.

	Years Ended December 31,

	2005	2004	2003

	(In thousands, except for per share
	data)
Net loss applicable to common shares:
As reported	$(71,296)	$(71,856)	$(50,082)
Fair value compensation expense	(2,921)	(2,909)	(4,304)

Pro forma	$(74,217)	$(74,765)	$(54,386)

Net loss per basic and diluted share:
As reported	$(5.62)	$(5.87)	$(4.15)
Fair value compensation expense	(0.23)	(0.24)	(0.36)

Pro forma	$(5.85)	$(6.11)	$(4.51)

      On December 16, 2004, the FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative.
      Commencing with the quarter ending March 31, 2006, the Company will adopt SFAS No. 123(R) utilizing the modified prospective method for all share-based awards granted on or after January 1, 2006. Under the modified prospective method, SFAS No. 123(R) requires compensation cost to be recognized for all share-based compensation expense arrangements granted after the adoption date and all remaining unvested share-based compensation arrangements granted prior to the adoption date.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Long-term Liabilities:
      The Company had the following long-term liabilities outstanding as of December 31 (in thousands):

	December 31,	December 31,
	2005	2004

Line of Credit	$58,000	$—
Senior subordinated floating rate notes(1)	175,000	—
8 1/4 % senior secured notes	350,000	350,000
Senior secured floating rate notes	160,000	160,000
9 7/8 % senior notes	325,000	325,000
9 3/4 % senior subordinated notes	300,000	300,000
9 5/8 % senior subordinated notes(1)	—	125,000
11 3/8 % senior exchangeable preferred stock	148,708	174,176
Accrued dividends on 11 3/8 % senior exchangeable preferred stock	32,520	34,844
12 1/4 % junior exchangeable preferred stock	255,558	247,984
Accrued dividends on 12 1/4 % junior exchangeable preferred stock	28,490	—
Deferred tax liability	13,561	13,979
Discount on senior subordinated floating rate notes	(2,132)	—
Other	3,289	2,096

Long-term liabilities	$1,847,994	$1,733,079

(1)	Net proceeds from the Senior Subordinated Floating Rate Notes offering of $172.8 million were used to redeem the 9 5/8 % Senior Subordinated Notes due 2008, to pay fees and expenses associated with the offering and repayment, and for general corporate purposes.
      Credit Facility — As of December 31, 2005, the Company has drawn $58 million under its revolving credit facility at a rate of LIBOR plus 3.0% (7.27% as of December 31, 2005). The credit facility is subject to various covenants, including the ratio of senior secured indebtedness to annualized operating cash flow (as defined in the credit facility), the ratio of total indebtedness to annualized operating cash flow, and the ratio of annualized operating cash flow to interest expense. RCC was in compliance with all financial covenants at December 31, 2005.
      In October 2005, the Company amended its revolving credit facility in connection with the payment of the dividends on the senior exchangeable preferred stock as described below under “— 11 3/8 % Senior Exchangeable Preferred Stock”:

•	to exclude those dividends from the calculation of cash interest expense, which is used in various financial ratio tests in its revolving credit facility and

•	to permit the incurrence of up to $50.0 million of senior indebtedness that matures on the same date as our senior notes (out of a total of $200.0 million of additional senior indebtedness that is permitted).
      Subsequent to the issuance of the floating rate subordinated notes and borrowing under the credit facility, the Company elected not to pay cash dividends in November 2005 or February 2006 on its senior exchangeable preferred stock and, accordingly a “Voting Rights Triggering Event” currently exists. While a Voting Rights Triggering Event exists certain terms of the Company’s senior exchangeable preferred stock, if enforceable, may prohibit incurrence of additional indebtedness, including borrowing under the revolving credit facility.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Offering of Senior Subordinated Floating Rate Notes. On November 7, 2005, the Company completed an offering of $175 million of Senior Subordinated Floating Rate Notes due 2012, which were sold at an original issue discount of $2.2 million, or 1.25%. The effective interest rate at December 31, 2005 was 10.30%. Interest is reset quarterly. With the proceeds of this offering, the Company redeemed all of its outstanding 9 5/8 % Senior Subordinated Notes due 2008. The total amount for such repurchase was approximately $133.8 million, including $125.0 million aggregate principal, $6.8 million accrued interest, and a $2.0 million premium for early repurchase.
      The Company may redeem any of the Senior Subordinated Floating Rate Notes at any time on or after November 1, 2007, in whole or in part, at prices starting at 102.000% at November 1, 2007, and declining to 101.000% at November 1, 2008 and 100.000% at November 1, 2009, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption. In addition, on or before November 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption, with the proceeds of certain equity offerings. The Company may make that redemption only if, after that redemption, at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding.
      Senior Secured Notes — In March 2004, the Company issued $350 million aggregate principal amount of 8 1/4 % senior secured notes due March 15, 2012 (“2012 notes”) and $160 million aggregate principal amount of senior secured floating rate notes due March 15, 2010 (“2010 notes”). The effective interest rate on the 2010 notes was 9.0% and 7.00% at December 31, 2005 and December 31, 2004, respectively. Interest on the 2010 notes is reset quarterly and payable on March 15, June 15, September 15, and December 15 of each year. Interest on the 2012 notes is payable on March 15 and September 15 of each year.
      After March 15, 2006, the Company may redeem the 2010 notes, in whole or in part, at prices starting at 102.000% of the principal amount at March 15, 2006, and declining to 101.000% at March 15, 2007 and to 100.000% at March 15, 2008, plus accrued and unpaid interest to but excluding the date fixed for redemption. At any time, which may be more than once, before March 15, 2006, the Company can choose to redeem up to 35% of the 2010 notes with money that it raises in certain equity offerings for 100% of the aggregate principal amount of the 2010 notes redeemed plus a premium equal to the interest rate per annum on the 2010 notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest to, but excluding, the date of redemption.
      After March 15, 2008, the Company may redeem the 2012 notes, in whole or in part, at prices starting at 104.125% of the principal amount at March 15, 2008, and declining to 102.063% at March 15, 2009 and 100.000% at March 15, 2010, plus accrued and unpaid interest to but excluding the date fixed for redemption. At any time, which may be more than once, before March 15, 2007, the Company can choose to redeem up to 35% of the 2012 notes with money that its raises in certain equity offerings, as long as it pays 108.250% of the aggregate principal amount of the 2012 notes redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.
      9 7/8% Senior Notes — In 2003, RCC issued $325 million principal amount of 9 7/8% senior notes due 2010. Interest is payable on February 1 and August 1 of each year. The notes will mature on February 1, 2010. After August 1, 2007, at its option, the Company may redeem the 9 7/8 % notes at prices starting at 104.938% of the principal amount at August 1, 2007, declining to 102.469% at August 1, 2008 and 100% at August 1, 2009, plus accrued and unpaid interest to but excluding the date fixed for redemption. Prior to August 1, 2006, the Company may redeem up to 35% of the outstanding principal amount of the

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9 7/8% notes at 109.875% of the principal amount plus accrued and unpaid interest to but excluding the date fixed for redemption with the net cash proceeds of certain equity offerings.
      9 3/4% Senior Subordinated Notes — In 2002, the Company issued $300 million principal amount of 9 3/4% senior subordinated notes due 2010. Interest on the 9 3/4% senior subordinated notes is payable semi-annually on January 15 and July 15. The 9 3/4% senior subordinated notes will mature on January 15, 2010. After January 15, 2006, at its option, the Company may redeem the 9 3/4 % notes at prices starting at 104.875% of the principal amount at January 15, 2006, declining to 103.250%, 101.625%, and 100.000% at January 15, 2007, 2008, and 2009, respectively, plus accrued and unpaid interest to but excluding the date fixed for redemption.
      11 3/8% Senior Exchangeable Preferred Stock — Due May 15, 2010. Dividends on the senior exchangeable preferred stock are cumulative, are payable quarterly, and were payable, until May 15, 2003, at the Company’s option either in cash or by the issuance of additional shares of senior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. The Company did not declare or pay the cash dividends due between August 2003 and August 2005.
      Because the Company had failed to pay at least six quarterly dividends on its senior exchangeable preferred stock, a “Voting Rights Triggering Event” occurred and the holders of senior exchangeable preferred stock had the right to elect two directors to the Company’s board, which they exercised at the Company’s annual meeting on May 24, 2005.
      In October 2005, the Company paid four quarterly dividends on its outstanding senior exchangeable preferred stock. These dividends represented the quarterly dividends payable on November 15, 2004, February 14, 2005, May 15, 2005 and August 15, 2005, and totaled $118.69 per share, including accrued interest. The aggregate total dividends of approximately $17.8 million reduced the number of unpaid quarterly dividends to five, which remedied the then existing “Voting Rights Triggering Event” and removed any uncertainty regarding the Company’s ability to incur indebtedness, including under the revolving credit facility.
      Subsequent to the Company’s draw against its credit facility and its issuance of $175 million in senior subordinated floating rate notes, the Company chose not to declare a cash dividend due in November 2005 and February 2006. Accordingly, a “Voting Rights Triggering Event” again exists. The Company does not anticipate paying additional cash dividends on the senior exchangeable preferred stock in the foreseeable future.
      The Company has accrued the undeclared dividends by increasing the carrying amount of the senior exchangeable preferred stock. At December 31, 2005, RCC had accrued $32.5 million in undeclared dividends with respect to the Company’s senior exchangeable preferred stock, which will be payable at the preferred mandatory redemption date, if not sooner declared and paid.
      The Company may redeem the senior exchangeable preferred stock, in whole or in part, at any time at a redemption price equal to 102.844% of the liquidation preference at May 15, 2005, declining to 101.422% at May 15, 2006 and 100.000% at May 15, 2007, plus accumulated and unpaid dividends, if any, to but excluding the redemption date.
      Gain on repurchase of Senior Exchangeable Preferred Stock. During the year ended December 31, 2005 and 2004, the Company repurchased 14,932 and 80,500 shares of senior exchangeable preferred stock for $13.4 million and $68.4 million, respectively. The corresponding $5.5 million and $22.6 million gains, not including transaction commissions and other related fees, were recorded as a reduction of interest expense within the consolidated statement of operations.
      Gain on exchange of Senior Exchangeable Preferred Stock for Class A Common Stock. During the year ended December 31, 2005, the Company exchanged an aggregate of 10,535 shares of our senior

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
exchangeable preferred stock for an aggregate of 1,152,745 shares of Class A common stock in negotiated transactions, resulting in a gain of $168,241. The shares were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.
      12 1/4% Junior Exchangeable Preferred Stock — Due February 15, 2011. Dividends on the junior exchangeable preferred stock are cumulative, are payable quarterly, and are to be paid on any dividend payment date occurring after February 15, 2005 in cash. The Company has not declared or paid the cash dividends due since May 2005.
      The Company may redeem the junior exchangeable preferred stock, in whole or in part, at any time, at a redemption price equal to 104.594% of the liquidation preference at February 15, 2006, declining to 103.063% at February 15, 2007, 101.531% at February 15, 2008, and 100.000% at February 15, 2009, plus accumulated and unpaid dividends, if any, to but excluding the redemption date.
      The shares of the senior and junior exchangeable preferred stock are non-voting, except as otherwise required by law and as provided in their respective Certificates of Designation. Each Certificate of Designation provides that at any time dividends on the outstanding exchangeable preferred stock are in arrears and unpaid for six or more quarterly dividend periods (whether or not consecutive), the holders of a majority of the outstanding shares of the affected exchangeable preferred stock, voting as a class, will be entitled to elect the lesser of two directors or that number of directors constituting 25% of the members of the Company’s Board of Directors. The voting rights continue until such time as all dividends in arrears on the affected class of exchangeable preferred stock are paid in full (and, in the case of the senior exchangeable preferred stock after May 15, 2003, or in the case of the junior exchangeable preferred stock after February 15, 2005, are paid in cash), at which time the terms of any directors elected pursuant to such voting rights will terminate. Voting rights may also be triggered by other events described in the Certificates of Designation.
      Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Company’s 11 3/8% Senior Exchangeable and 12 1/4 % Junior Exchangeable Preferred securities, as a result of adopting SFAS No. 150 effective July 1, 2003, have been reclassified into Long-Term Liabilities, because the securities are exchangeable at the Company’s option for debentures of like terms. The dividend expense related to these instruments, which was previously reported as a component of Preferred Stock Dividend in the Company’s Consolidated Statements of Operations, is now classified as interest expense. For the year ended December 31, 2005 and 2004, dividends on these instruments were $54.8 million and $55.4 million, respectively.
      Accrued dividends payable for the junior exchangeable preferred securities of $28.5 million and for the senior exchangeable preferred securities of $32.5 million as of December 31, 2005 are included in long-term liabilities. In addition, $7.1 million of unamortized stock issuance costs related to these instruments was reclassified as “Deferred debt issuance costs” upon adoption. SFAS No. 150 does not permit reclassification of prior year amounts to conform to the current year presentation. Based on SFAS No. 150 guidelines, the Company’s Class M Preferred Stock does not meet the characteristics of a liability and will continue to be presented between liability and equity on the Company’s balance sheet.
      Current portion of long-term debt — There was no current portion of the Company’s long-term debt as of December 31, 2005 as compared to $81,000 as of December 31, 2004.

5.	Financial Instruments:
      The Company recognizes all derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Company uses derivative instruments to manage interest rate risk. Changes in the fair values of those derivative instruments are recorded as “Other Comprehensive

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Income” when they qualify for hedge accounting and “Interest Expense” when they do not qualify for hedge accounting. At December 31, 2005, the Company has no derivatives that are designated as a hedge.
      The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedge transactions. The Company also assesses, both at inception and on an on-going basis, whether the derivatives that are used in hedging transactions are effective. Should it be determined that a derivative is not effective as a hedge, the Company would discontinue the hedge accounting prospectively.
      In connection with the issuance of $175 million of senior subordinated floating rate notes in November 2005, the Company entered into a collar to manage interest rates. This collar effectively limits interest from exceeding 5.87% and from being less than 4.25% on a $175 million notional amount, through its termination date of November 1, 2008. This collar is recorded on the Company’s balance sheet at fair market value, with related changes in fair market value included in the statement of operations, within interest expense, and not accounted for as a hedge under SFAS No. 133.
      In connection with the repayment of the Company’s former credit facility in March 2004, the Company terminated its two remaining interest rate swaps, which had an aggregate notional amount of $284.0 million, for aggregate cash consideration of $7.6 million. Amounts previously recognized as unrealized losses in other comprehensive income, when hedge accounting was applied, were charged to interest expense in the first quarter of 2004.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The notional and estimated fair market values and carrying amounts of RCC’s financial instruments are set forth in the table below. Fair market values are based on quoted market prices, if available.

	Carrying Value		Estimated Fair Market Value

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(Dollars in thousands)
Financial liabilities
Credit facility	$58,000	$—	$57,130	$—
8 1/4 % senior secured notes	350,000	350,000	370,125	370,125
Senior secured floating rate notes	160,000	160,000	164,400	165,600
9 7/8 % senior notes	325,000	325,000	342,875	330,688
9 5/8 % senior subordinated notes	—	125,000	—	118,750
9 3/4 % senior subordinated notes	300,000	300,000	303,000	271,500
Senior subordinated floating rate notes	172,868	—	176,313	—
11 3/8 % senior exchangeable preferred stock	148,708	174,176	138,495	140,212
12 1/4 % junior exchangeable preferred stock	255,558	247,984	223,235	131,432
Class M convertible preferred stock(1)	173,403	160,198	173,403	160,198
Class T convertible preferred stock(1)	—	8,973	—	8,973

	1,943,537	1,851,331	1,948,976	1,697,478
Derivative financial instrument
Interest rate collar agreement	339	—	339	—
Morgan Stanley (terminates November 1, 2008)
Other
Accrued 11 3/8 % senior exchangeable preferred stock dividends	32,520	34,844	32,520	34,844
Accrued 12 1/4 % junior exchangeable preferred stock dividends	28,490	—	28,490	—
Other long-term liabilities	2,950	2,096	2,950	2,096

Total financial liabilities	$2,007,836	$1,888,271	$2,013,275	$1,734,418

(1)	These financial instruments are not actively traded and, therefore, the estimated fair market value is stated at the carrying value.

6.	Redeemable Convertible Preferred Stock:
      In April 2000, the Company issued 110,000 shares of Class M Voting Convertible Preferred stock. The security has a liquidation preference of $1,000 per share and is to be redeemed on April 3, 2012.
      Class M Voting Convertible Preferred security balance sheet reconciliation (in thousands):

As of
December 31, 2005

Preferred securities originally issued	$110,000
Accrued dividends	63,403
Unamortized issuance costs	(2,427)

$170,976

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Dividends on the Class M convertible preferred stock are compounded quarterly, accrue at 8% per annum, and are payable upon redemption of the stock or upon liquidation of RCC. The Class M convertible preferred stock was originally convertible into the Company’s Class A common stock at $53.00 per share, and subsequently adjusted to $50.43 per share in 2005. Dividends are not payable if the shares are converted. The holders of the Class M convertible preferred stock are entitled to vote on all matters submitted to the holders of the common stock on an as-converted basis. The Class M convertible preferred stock is senior to the Company’s common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of RCC.
      The Class M convertible preferred stock, is redeemable at 100% of its total liquidation preference plus accumulated and unpaid dividends at April 3, 2012.
      In order to comply with the FCC rules regarding cross-ownership of cellular licensees within a given market, the Company issued 7,541 shares of Class T convertible preferred stock with a liquidation preference of $1,000 per share to affiliates of Telephone & Data Systems, Inc. (“TDS”) on March 31, 2000 in exchange for 43,000 shares of Class A common stock and 105,940 shares of Class B common stock owned by these affiliates.
      TDS or RCC could convert the convertible preferred stock into the original number of shares of Class A or Class B common stock at any time that ownership by TDS of the common stock would then be permissible under FCC rules. Accordingly, on October 27, 2005, RCC converted all of the outstanding shares of Class T convertible preferred stock into the 43,000 shares of Class A and 105,940 shares of Class B common stock at a conversion price of $50.63 per share. Dividends were not payable because the shares were converted into equity. This conversion resulted in a gain of approximately $6.7 million, which reduced preferred stock dividends in the fourth quarter of 2005.

7.	Shareholders’ Deficit:

Authorized Shares
      The Company has 300,000,000 shares of authorized capital stock consisting of 200,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 90,000,000 undesignated shares.

Common Stock Rights
      Holders of Class A common stock are entitled to one vote for each share owned while holders of Class B common stock are entitled to ten votes for each share owned. Each share of Class B common stock may at any time be converted into one share of Class A common stock at the option of the holder. All issued Class B common shares may also be converted into an equivalent number of Class A common shares upon the affirmative vote of not less than 66 2/3 % of the then outstanding Class B common shares. Further, Class B common shares are automatically converted to an equal number of Class A common shares if they are transferred to anyone who is not an affiliate of the transferring shareholder.
      RCC has shareholder rights plans for its Class A common stock and Class B common stock. The rights plans give each holder of Class A common stock the right to purchase 1/100th of a newly authorized preferred share that is essentially equivalent to one share of Class A common stock and each holder of Class B common stock the right to purchase 1/100th of a newly authorized preferred share, essentially equivalent to one share of Class B common stock. The exercise price for both the Class A rights and the Class B rights is $120 per right.
      The rights become exercisable by existing shareholders only following the acquisition by a buyer, without prior approval of the Company’s board of directors, of 15% or more of the outstanding Common Stock, Class A and Class B, or following the announcement of a tender offer for 15% of the outstanding

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Common Stock. If a person acquires 15% or more of the Company’s Common Stock, each right (except those held by the acquiring person) will entitle the holder to purchase shares of the Company’s Class A or Class B common stock, as appropriate, having a market value of twice the right’s exercise price, or, in effect, at a 50% discount from the then current market value. If the Company were acquired in a merger or similar transaction after a person acquires 15% of the Company’s outstanding Common Stock, without prior approval of the board of directors, each right would entitle the holder (other than the acquirer) to purchase shares of the acquiring company having a market value of twice the exercise price of the right, or, in effect, at a discount of 50%. Until the acquisition by any person of 15% or more of the Company’s Common Stock, the rights can be redeemed by the board of directors for $.001 per right.

8.	Income Taxes:
      For the years ended December 31, 2005 and 2004 the Company recorded a benefit for income taxes related to the amortization of intangibles. The Company incurred losses for the year ended December 31, 2003 and recorded no provision for income taxes.
      The reconciliation of income tax computed at the U.S. federal statutory rate to income tax benefit recorded in the consolidated financial statements was as follows:

	Years Ended December 31,

	2005	2004	2003

Tax at statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes	(3.0)	(3.0)	(3.0)
Nondeductible item — amortization	(0.6)	(2.8)	2.0
Adjustment for valuation allowance	38.0	38.0	36.0

	(0.6)%	(2.8)%	0.0%

      The components of the Company’s income tax provision consist of the following (in thousands):

	Years Ended December 31,

	2005	2004	2003

Current
Federal	$—	$—	$—
State	—	—	—

	—	—	—
Deferred
Federal	(385)	(1,540)	—
State	(33)	(132)	—

	(418)	(1,672)	—

Total	$(418)	$(1,672)	$0

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The income tax effect of the items that create deferred income tax assets is as follows (in thousands):

	December 31,

	2005	2004

Deferred income tax assets:
Operating loss carryforwards	$167,191	$159,954
Temporary differences:
Allowance for doubtful accounts	1,358	925
Intangible assets	—	27,654
Other	2,885	2,440
Valuation allowance	(160,513)	(178,819)

Total deferred income tax assets	10,921	12,154
Deferred income tax liabilities:
Depreciation	(21,111)	(24,950)
Intangible assets	(2,158)	—
Other	(1,213)	(1,183)

Net deferred income tax liability	$(13,561)	$(13,979)

      As of December 31, 2005, the Company had tax operating loss carryforwards of approximately $439 million available to offset future income tax liabilities. These carryforwards expire in the years 2007 through 2025. Internal Revenue Code Section 382 limits the availability and timing of the use of net operating loss carryforwards in the event of certain changes in the ownership of the Company’s common stock.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities, the limitations under Internal Revenue Code Section 382 following a change in ownership and tax planning strategies in making this assessment. Based upon the assessment, management has established a valuation allowance for net deferred income tax assets currently not expected to be realized.

9.	Commitments and Contingencies:

Employment Agreements
      The Company has employment agreements with certain executive officers with terms of three years. These agreements provide for payment of amounts up to 2.99 times their average annual compensation for the three preceding fiscal years if there is a termination of their employment as a result of a change in control of the Company, as defined in the agreements. The maximum contingent liability under these agreements was $9.9 million at December 31, 2005.

Related Party Transactions
      The Company has entered into various arrangements with its shareholders or their affiliates. Arrangements involving shareholders or their affiliates that beneficially own more than 5% of any class of the Company’s stock and in which total payments or receipts for these arrangements exceeded $60,000 are described below.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Agreements with Affiliates. The Company has arrangements with several of its shareholders for cell site leases, interconnection service agreements and agent sales agreements. During 2005, 2004, and 2003, the Company paid $1,504,401, $1,259,834, and $1,328,618, respectively, to related parties for these services net of amounts received from these shareholders for similar services provided by the Company. In addition, several of the Company’s shareholders are customers for its cellular and paging services and, in connection therewith, also purchase or lease cellular telephones from the Company. During 2005, 2004, and 2003, the Company received $249,387, $310,485, and $296,445, respectively, from related parties for these services.
      Roaming Arrangements. The Company has roaming agreements with United States Cellular Corporation, a subsidiary of Telephone & Data Systems, Inc. Affiliates of Telephone & Data Systems, Inc. beneficially own, in the aggregate, more than 5% of the Company’s Class A and Class B Common Stock. Under the roaming agreements, the Company pays for service provided to its customers in areas served by United States Cellular Corporation and receives payment for service provided to customers of United States Cellular Corporation in the Company’s cellular service areas. RCC negotiated the rates of reimbursement with United States Cellular Corporation, and the rates reflect those charged by all carriers. During 2005, 2004, and 2003, charges to the Company for services provided by United States Cellular Corporation totaled $1,933,176, $2,555,246, and $1,923,274, and charges by the Company to United States Cellular Corporation totaled $3,358,774, $4,123,699, and $5,530,672, respectively.

Legal and Regulatory Matters
      The Company is involved from time to time in routine legal matters and other claims incidental to the Company’s business. RCC believes that the resolution of such routine matters and other incidental claims, taking into account established reserves and insurance, will not have a material adverse impact on its consolidated financial position or results of operations.
      Regulatory Matters. In the normal course of business, the Company is subject to various regulatory requirements associated with its networks. The Company currently does not meet all of the requirements imposed by regulatory agencies. In some cases, the Company has received a waiver from such requirements or is in the process of applying for a waiver. However, management does not believe such non-compliance will have a material adverse effect on the Company, although the ultimate outcome of these matters cannot be determined based on available information.

Leases
      The Company leases office space, cellular towers (including land leases on which the Company’s owned towers reside), and real estate under noncancelable operating leases. These leases typically include renewal options and escalation clauses. Future minimum payments under these leases as of December 31, 2005 are as follows (in thousands):

Year	Amount

2006	$17,140
2007	15,065
2008	12,746
2009	10,242
2010	5,172
Thereafter	4,551

Total	$64,916

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under the terms of the lease agreements, the Company also is responsible for certain operating expenses and taxes. Total rent expense of $17.7 million, $13.6 million, and $10.6 million, was charged to operations for the years ended December 31, 2005, 2004, and 2003, respectively.
      For the Company’s leases, rent expense is recognized in accordance with FASB Technical Bulletin 85-3 (Accounting for Operating Leases with Scheduled Rent Increases) using the straight-line method over the term of the leases.
      The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), effective January 1, 2003. Pursuant to SFAS No. 143, the Company records the fair value of a legal liability for contractual obligations related to costs associated with removing equipment from cell sites that reside on leased property. This liability is reviewed and adjusted quarterly and is recorded in other long-term liabilities. The asset retirement obligation (“ARO”) liability totaled $1,098,610 and $984,924 at December 31, 2005 and 2004, respectively. There were no material additions, deletions or changes to the ARO liability during 2005, other than normal accretion expense.

Purchase Commitments
      The Company has made commitments to its roaming partners and to equipment vendors to further expand its 2.5G networks in 2006.
      In 2003, the Company entered into a five-year $56.6 million purchase commitment with a vendor to install 2.5G network equipment. As of December 31, 2005, the Company had incurred $49.4 million in equipment purchases under this commitment.

Off-Balance Sheet Financings and Liabilities
      The Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

10.	Defined Contribution Plan:
      The Company has a defined contribution savings and profit-sharing plan for employees who meet certain age and service requirements. Under the savings portion of the plan, employees may elect to contribute a percentage of their salaries to the plan, with the Company contributing a matching percentage of the employees’ contributions. Under the profit-sharing portion of the plan, the Company contributes a percentage of employees’ salaries. Contributions charged to operations for the years ended December 31, 2005, 2004, and 2003, were approximately $732,000, $781,000, and $599,000, respectively. The percentages the Company matches under the savings portion of the plan and contributes under the profit-sharing portion of the plan are determined annually by the Company’s Board of Directors.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Supplemental Cash Flow Information (in thousands):

	Years Ended December 31,

	2005	2004	2003

Cash paid for:
Interest, net of amounts capitalized(1)	$132,966	$101,405	$86,801
Noncash financing transactions:
Class M and T preferred stock dividends	$13,865	$12,915	$38,877
Conversion of Class T preferred stock into common stock	$7,540	—	—
Reversal of Class T preferred stock accrued dividends	$1,681	—	—
Exchange of Senior Exchangeable Preferred Stock for Class A Common Stock	$13,435	—	—

(1)	Includes four Senior Exchangeable Preferred Stock quarterly dividends totaling approximately $17.8 million paid in cash.

12.	Quarterly Results of Operations (Unaudited):
      The Company experiences seasonal fluctuations in revenue and operating income. RCC’s average monthly roaming revenue per cellular customer increases during the second and third calendar quarters. This increase reflects greater usage by its roaming customers who travel in the Company’s cellular service area for weekend and vacation recreation or work in seasonal industries. Because RCC’s cellular service area includes many seasonal recreational areas, it expects that roaming revenue will continue to fluctuate seasonally more than service revenue.
      Certain unaudited quarterly results for 2005 and 2004 are set forth below (in thousands, except per share data):

	2005 Quarter Ended				2004 Quarter Ended

	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec

Revenue:
Service	$94,695	$98,865	$98,287	$96,001	$88,585	$94,979	$97,093	$96,562
Roaming	19,622	25,112	41,785	36,255	25,740	26,266	29,739	23,759
Equipment	9,054	9,420	8,220	7,619	5,523	5,338	5,589	5,644

Total Revenue	123,371	133,397	148,292	139,875	$119,848	$126,583	$132,421	$125,965
Operating income (loss)	23,814	21,033	35,931	25,168	$38,831	$38,291	$40,156	$(15,565)
Income (loss) before income tax benefit	(18,574)	(16,269)	(7,721)	(21,976)	$(15,348)	$6,597	$5,437	$(57,299)
Net income (loss) applicable to common shares	$(21,804)	$(19,597)	$(11,151)	$(18,744)	$(18,482)	$3,403	$2,184	$(58,961)
Net income (loss) per basic share	$(1.77)	$(1.59)	$(0.89)	$(1.38)	$(1.51)	$0.28	$0.18	$(4.81)
Net income (loss) per diluted share	$(1.77)	$(1.59)	$(0.89)	$(1.38)	$(1.51)	$0.27	$0.17	$(4.81)

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Guarantor/ Non-Guarantor Condensed Consolidating Financial Information
      RCC’s obligations under the Senior Secured Floating Rate Notes due 2010 and 8 1/4 % Senior Secured Notes due 2012 are senior secured obligations and are fully and unconditionally guaranteed on a senior, secured, second-priority basis by certain of its subsidiaries. Wireless Alliance, LLC is not a guarantor of the notes.
      The Company accounts for its investment in subsidiaries using the equity method for purposes of the supplemental consolidating presentation. The principal eliminating entries eliminate investments in subsidiaries and inter-company balances and transactions.
      The financial accounting records of RGI Group, Inc. (“RGI”), a guarantor subsidiary, are not maintained on a stand-alone basis and, accordingly, are included in the parent company financial presentation. RGI’s assets were approximately $7 million as of December 31, 2005 and 2004.
      The following consolidating financial information as of the dates and for the periods indicated of Rural Cellular Corporation (the Parent), its guarantor subsidiaries, and its non-guarantor subsidiaries reflects all inter-company revenue and expense.

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Balance Sheet Information as of December 31, 2005 (in thousands, except per share data):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

CURRENT ASSETS:
Cash and cash equivalents	$84,136	$2,639	$47	$—	$86,822
Short-term investments	66,778	—	—	—	66,778
Accounts receivable, less allowance for doubtful accounts	25,166	45,486	2,235	—	72,887
Inventories	3,721	8,945	183	—	12,849
Other current assets	1,590	2,606	84	—	4,280
Current intercompany receivable	40,778	11,460	—	(52,238)	—

Total current assets	222,169	71,136	2,549	(52,238)	243,616

PROPERTY AND EQUIPMENT, net	53,423	214,960	9,025	—	277,408
LICENSES AND OTHER ASSETS:
Licenses, net	—	539,834	8,679	—	548,513
Goodwill, net	3,151	345,533	—	—	348,684
Customer lists, net	956	28,345	—	—	29,301
Deferred debt issuance costs, net	27,022	—	—	—	27,022
Investment in consolidated
subsidiaries	1,145,748	—	—	(1,145,748)	—
Other assets, net	3,569	5,624	2,218	(5,273)	6,138

Total licenses and other assets	1,180,446	919,336	10,897	(1,151,021)	959,658

	$1,456,038	$1,205,432	$22,471	$(1,203,259)	$1,480,682

CURRENT LIABILITIES:
Accounts payable	$26,894	$25,989	$609	$—	$53,492
Advance billings and customer deposits	2,395	9,239	251	—	11,885
Accrued interest	39,336	—	—	—	39,336
Other accrued expenses	34,936	49,676	39	(75,670)	8,981
Current intercompany payable	—	105,672	(4,435)	(101,237)	—

Total current liabilities	103,561	190,576	(3,536)	(176,907)	113,694
LONG-TERM LIABILITIES	1,833,483	1,037,347	41,027	(1,063,863)	1,847,994

Total liabilities	1,937,044	1,227,923	37,491	(1,240,770)	1,961,688

REDEEMABLE PREFERRED STOCK	170,976	—	—	—	170,976
SHAREHOLDERS’ EQUITY (DEFICIT):
Class A common stock; $.01 par value; 200,000 shares authorized, 13,530 outstanding	135	918	—	(918)	135
Class B common stock; $.01 par value; 10,000 shares authorized, 427 outstanding	4	—	—	—	4
Additional paid-in capital	212,420	760,152	31,679	(791,831)	212,420
Accumulated earnings (deficit)	(862,742)	(783,561)	(46,699)	830,260	(862,742)
Unearned compensation	(1,799)	—	—	—	(1,799)

Total shareholders’ equity (deficit)	(651,982)	(22,491)	(15,020)	37,511	(651,982)

	$1,456,038	$1,205,432	$22,471	$(1,203,259)	$1,480,682

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Operations Information for the year ended December 31, 2005 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

REVENUE:
Service	$95,620	$285,681	$7,555	$(1,008)	$387,848
Roaming	25,061	88,877	8,839	(3)	122,774
Equipment	6,733	26,914	666	—	34,313

Total revenue	127,414	401,472	17,060	(1,011)	544,935

OPERATING EXPENSES:
Network costs, excluding depreciation	23,270	94,688	3,117	(753)	120,322
Cost of equipment sales	11,744	45,472	1,050	—	58,266
Selling, general and administrative	39,021	108,517	4,958	(258)	152,238
Stock based compensation — SG&A	680	—	—	—	680
Depreciation and amortization	18,128	78,779	3,556	—	100,463
Impairment of assets	7,020	—	—	—	7,020

Total operating expenses	99,863	327,456	12,681	(1,011)	438,989

OPERATING INCOME	27,551	74,016	4,379	—	105,946

OTHER INCOME (EXPENSE):
Interest expense	(171,745)	(105,133)	(2,990)	108,037	(171,831)
Interest and dividend income	110,222	34	2	(108,037)	2,221
Inter-company charges	10,140	(10,140)	—	—	—
Equity in subsidiaries	(39,134)	—	—	39,126	(8)
Other	18	(884)	(2)	—	(868)

Other expense, net	(90,499)	(116,123)	(2,990)	39,126	(170,486)

INCOME (LOSS) BEFORE INCOME TAXES	(62,948)	(42,107)	1,389	39,126	(64,540)

INCOME TAX PROVISION (BENEFIT)	1,174	(1,649)	—	57	(418)
NET INCOME (LOSS)	(64,122)	(40,458)	1,389	39,069	(64,122)

PREFERRED STOCK DIVIDEND	(7,174)	—	—	—	(7,174)

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$(71,296)	$(40,458)	$1,389	$39,069	$(71,296)

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Cash Flows Information for the year ended December 31, 2005 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net income (loss)	$(64,122)	$(40,458)	$1,389	$39,069	$(64,122)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and customer list amortization	18,128	78,779	3,556	—	100,463
Loss on write-off of debt and preferred stock issuance costs	1,533	—	—	—	1,533
Mark-to-market adjustments — financial instruments	339	—	—	—	339
Gain on repurchase of preferred stock	(5,722)	—	—	—	(5,722)
Non-cash preferred stock dividends	3,797	—	—	—	3,797
Impairment of assets	7,020	—	—	—	7,020
Stock-based compensation	680	—	—	—	680
Deferred income taxes	1,174	(1,649)	—	57	(418)
Other	5,627	1,196	2	—	6,825
Change in other operating elements:
Accounts receivable	(9,175)	(5,241)	154	—	(14,262)
Inventories	(1,817)	(3,510)	136	—	(5,191)
Other current assets	78	(180)	(3)	—	(105)
Accounts payable	5,086	1,952	(281)	—	6,757
Advance billings and customer deposits	248	620	(59)	—	809
Accrued preferred stock dividends	33,211	—	—	—	33,211
Accrued interest	2,021	—	—	—	2,021
Other accrued expenses	(681)	(14)	(3)	—	(698)

Net cash provided by (used in) operating activities	(2,575)	31,495	4,891	39,126	72,937

INVESTING ACTIVITIES:
Purchases of property and equipment	(18,920)	(75,604)	(427)	—	(94,951)
Purchases of short-term investments	(66,778)	—	—	—	(66,778)
Proceeds from sale of property and equipment	34	213	—	—	247
Other	(103)	—	—	—	(103)

Net cash used in investing activities	(85,767)	(75,391)	(427)	—	(161,585)

FINANCING ACTIVITIES:
Change in parent company receivable and payable	(1,721)	45,282	(4,435)	(39,126)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	1,570	—	—	—	1,570
Proceeds from issuance of long-term debt under the credit facility	58,000	—	—	—	58,000
Proceeds from issuance of senior subordinated floating rate notes	172,816	—	—	—	172,816
Redemption of 9 5/8 % senior subordinated notes	(125,000)	—	—	—	(125,000)
Repurchases of preferred stock	(13,355)	—	—	—	(13,355)
Payments of debt issuance costs	(3,798)	—	—	—	(3,798)
Other	(102)	—	—	—	(102)

Net cash (used in) provided by financing activities	88,410	45,282	(4,435)	(39,126)	90,131

NET INCREASE IN CASH	68	1,386	29	—	1,483
CASH AND CASH EQUIVALENTS, at beginning of year	84,068	1,253	18	—	85,339

CASH AND CASH EQUIVALENTS, at end of year	$84,136	$2,639	$47	—	$86,822

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Balance Sheet Information as of December 31, 2004 (in thousands, except per share data):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

CURRENT ASSETS:
Cash and cash equivalents	$84,068	$1,253	$18	$—	$85,339
Accounts receivable, less allowance for doubtful accounts	17,047	43,252	2,250	—	62,549
Inventories	1,905	5,435	318	—	7,658
Other current assets	1,669	2,425	81	—	4,175

Total current assets	104,689	52,365	2,667	—	159,721

PROPERTY AND EQUIPMENT, net	61,016	203,148	11,969	—	276,133
LICENSES AND OTHER ASSETS:
Licenses, net	—	539,834	8,679	—	548,513
Goodwill, net	3,149	345,533	—	—	348,682
Customer lists, net	1,268	46,600	—	—	47,868
Deferred debt issuance costs, net	30,228	—	—	—	30,228
Investment in consolidated subsidiaries	1,184,801	—	—	(1,184,801)	—
Other assets, net	3,453	10,245	2,518	(9,911)	6,305

Total licenses and other assets	1,222,899	942,212	11,197	(1,194,712)	981,596

	$1,388,604	$1,197,725	$25,833	$(1,194,712)	$1,417,450

CURRENT LIABILITIES:
Accounts payable	$22,609	$28,991	$865	$—	$52,465
Current portion of long-term debt	81	—	—	—	81
Advance billings and customer deposits	2,147	8,619	310	—	11,076
Accrued interest	41,112	—	—	—	41,112
Other accrued expenses	34,442	49,248	42	(74,053)	9,679

Total current liabilities	100,391	86,858	1,217	(74,053)	114,413
LONG-TERM LIABILITIES	1,718,255	1,852,703	41,025	(1,878,904)	1,733,079

Total liabilities	1,818,646	1,939,561	42,242	(1,952,957)	1,847,492

REDEEMABLE PREFERRED STOCK	166,296	—	—	—	166,296
SHAREHOLDERS’ EQUITY (DEFICIT):
Class A common stock; $.01 par value; 200,000 shares authorized, 11,836 outstanding	118	918	—	(918)	118
Class B common stock; $.01 par value; 10,000 shares authorized, 540 outstanding	5	—	—	—	5
Additional paid-in capital	193,347	349	31,679	(32,028)	193,347
Accumulated earnings (deficit)	(791,446)	(743,103)	(48,088)	791,191	(791,446)
Unearned compensation	(698)	—	—	—	(698)
Accumulated other comprehensive income	2,336	—	—	—	2,336

Total shareholders’ equity (deficit )	(596,338)	(741,836)	(16,409)	758,245	(596,338)

	$1,388,604	$1,197,725	$25,833	$(1,194,712)	$1,417,450

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Operations Information for the year ended December 31, 2004 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

REVENUE:
Service	$86,138	$282,453	$8,944	$(316)	$377,219
Roaming	15,555	82,727	7,230	(8)	105,504
Equipment	5,667	15,652	775	—	22,094

Total revenue	107,360	380,832	16,949	(324)	504,817

OPERATING EXPENSES:
Network costs, excluding depreciation	18,298	82,602	3,435	(264)	104,071
Cost of equipment sales	8,671	30,627	1,074	—	40,372
Selling, general and administrative	33,657	96,341	5,232	(60)	135,170
Depreciation and amortization	15,630	57,188	3,537	—	76,355
Impairment of assets	—	47,136	—	—	47,136

Total operating expenses	76,256	313,894	13,278	(324)	403,104

OPERATING INCOME	31,104	66,938	3,671	—	101,713

OTHER INCOME (EXPENSE):
Interest expense	(163,870)	(166,004)	(2,438)	168,335	(163,977)
Interest and dividend income	170,044	18	—	(168,335)	1,727
Inter-company charges	(26,971)	26,971	—	—	—
Equity in subsidiaries	(69,242)	—	—	69,239	(3)
Other	(6)	(67)	—	—	(73)

Other expense, net	(90,045)	(139,082)	(2,438)	69,239	(162,326)

INCOME (LOSS) BEFORE INCOME TAXES	(58,941)	(72,144)	1,233	69,239	(60,613)

INCOME TAX PROVISION (BENEFIT)	—	13,742	—	(15,414)	(1,672)
NET INCOME (LOSS)	(58,941)	(85,886)	1,233	84,653	(58,941)

PREFERRED STOCK DIVIDEND	(12,915)	—	—	—	(12,915)

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$(71,856)	$(85,886)	$1,233	$84,653	$(71,856)

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Cash Flows Information for the year ended December 31, 2004 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net income (loss)	$(58,941)	$(85,886)	$1,233	$84,653	$(58,941)
Adjustments to reconcile to net cash provided by (used in) operating activities:
Depreciation and customer list amortization	15,630	57,188	3,537	—	76,355
Loss on write-off of debt and preferred stock issuance costs	12,605	—	—	—	12,605
Mark-to-market adjustments — financial instruments	4,339	—	—	—	4,339
Gain on repurchase of preferred stock	(22,573)	—	—	—	(22,573)
Non-cash preferred stock dividends	28,626	—	—	—	28,626
Impairment of assets	—	47,136	—	—	47,136
Stock based compensation	41	—	—	—	41
Deferred income taxes	—	13,741	—	(15,413)	(1,672)
Other	5,594	2,143	(44)	—	7,693
Change in other operating elements :
Accounts receivable	2,425	(3,690)	(556)	—	(1,821)
Inventories	(131)	704	(26)	—	547
Other current assets	600	(511)	—	—	89
Accounts payable	(4,877)	11,276	(246)	—	6,153
Advance billings and customer deposits	(115)	558	39	—	482
Accrued preferred stock dividends	26,747	—	—	—	26,747
Accrued interest	6,598	—	—	—	6,598
Other accrued expenses	(1,376)	(680)	(71)	—	(2,127)

Net cash provided by (used in) operating activities	15,192	41,979	3,866	69,240	130,277

INVESTING ACTIVITIES:
Purchases of property and equipment	(24,768)	(66,956)	(2,693)	—	(94,417)
Purchases of wireless properties, net	—	(725)	—	—	(725)
Net proceeds from property exchange	—	13,567	—	—	13,567
Proceeds from sale of property and equipment	25	67	—	—	92
Other	231	(207)	—	—	24

Net cash used in investing activities	(24,512)	(54,254)	(2,693)	—	(81,459)

FINANCING ACTIVITIES:
Change in parent company receivable and payable	58,151	12,262	(1,173)	(69,240)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	188	—	—	—	188
Repayments of long-term debt under the credit facility	(525,724)	—	—	—	(525,724)
Proceeds from issuance of 8 1/4 % senior secured notes	350,000	—	—	—	350,000
Proceeds from issuance of senior secured floating rate notes	160,000	—	—	—	160,000
Repurchase of preferred stock	(68,351)	—	—	—	(68,351)
Payments to settle interest rate swaps	(7,645)	—	—	—	(7,645)
Payments of debt issuance costs	(14,293)	—	—	—	(14,293)
Other	(201)	—	—	—	(201)

Net cash (used in) provided by financing activities	(48,875)	12,262	(1,173)	(69,240)	(106,026)

NET DECREASE IN CASH	(57,195)	(13)	—	—	(57,208)
CASH AND CASH EQUIVALENTS, at beginning of year	141,263	1,266	18	—	142,547

CASH AND CASH EQUIVALENTS, at end of year	$84,068	$1,253	$18	$—	$85,339

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Operations information for the year ended December 31, 2003 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

REVENUE:
Service	$71,073	$275,224	$8,893	$(152)	$355,038
Roaming	15,410	112,300	4,199	(13)	131,896
Equipment	4,433	15,101	921	—	20,455

Total revenue	90,916	404,625	14,013	(165)	507,389

OPERATING EXPENSES:
Network costs, excluding depreciation	16,922	76,037	3,275	(165)	96,069
Cost of equipment sales	6,661	29,548	1,427	—	37,636
Selling, general and administrative	30,670	95,564	5,527	—	131,761
Depreciation and amortization	15,290	57,868	3,271	—	76,429
Loss on assets held for sale	—	42,244	—	—	42,244

Total operating expenses	69,543	301,261	13,500	(165)	384,139

OPERATING INCOME	21,373	101,364	513	—	123,250

OTHER INCOME (EXPENSE):
Interest expense	(135,590)	(143,975)	(2,330)	145,633	(136,262)
Interest and dividend income	146,522	25	2	(145,633)	916
Inter-company charges	(15,815)	16,297	(482)	—	—
Equity in subsidiaries	(14,388)	—	—	14,385	(3)
Other	1,001	(107)	—	—	894

Other expense, net	(18,270)	(127,760)	(2,810)	14,385	(134,455)

NET INCOME (LOSS) BEFORE INCOME TAXES	(3,103)	(26,396)	(2,297)	14,385	(11,205)

INCOME TAX PROVISION (BENEFIT)	14,308	22,279	—	(36,587)	—
NET INCOME (LOSS)	(11,205)	(48,675)	(2,297)	50,972	(11,205)

PREFERRED STOCK DIVIDEND	(38,877)	—	—	—	(38,877)

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$(50,082)	$(48,675)	$(2,297)	$50,972	$(50,082)

RURAL CELLULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statements of Cash Flows Information for the year ended December 31, 2003 (in thousands):

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net income (loss)	$(11,205)	$(48,675)	$(2,297)	$50,972	$(11,205)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	15,290	57,868	3,271	—	76,429
Loss on write-off of debt and preferred stock issuance costs	6,134	—	—	—	6,134
Adjustments of interest rate derivatives to fair market value	(2,225)	—	—	—	(2,225)
Non-cash preferred stock dividends	13,074	—	—	—	13,074
Tax adjustments	14,308	22,279	—	(36,587)	—
Loss on assets held for sale	—	42,244	—	—	42,244
Other	3,596	401	16	—	4,013
Change in other operating elements:
Accounts receivable	(6,483)	(7,597)	(206)	—	(14,286)
Inventories	(889)	(704)	12	—	(1,581)
Other current assets	(1,249)	174	(1)	—	(1,076)
Accounts payable	4,428	248	2	—	4,678
Advance billings and customer deposits	(219)	729	(364)	—	146
Accrued preferred stock dividends	14,899	—	—	—	14,899
Accrued interest	12,188	—	—	—	12,188
Other accrued liabilities	1,578	(338)	(151)	—	1,089

Net cash provided by operating activities	63,225	66,629	282	14,385	144,521

INVESTING ACTIVITIES:
Purchases of property and equipment	(17,496)	(33,625)	(2,583)	—	(53,704)
Proceeds from property exchange, net	121	503	—	—	624
Proceeds from sale of property and equipment	—	(7,200)	—	—	(7,200)
Other	(176)	2	—	—	(174)

Net cash used in investing activities	(17,551)	(40,320)	(2,583)	—	(60,454)

FINANCING ACTIVITIES:
Change in parent company receivable and payable	32,135	(20,035)	2,285	(14,385)	—
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	131	—	—	—	131
Proceeds from issuance of long-term debt under the credit agreement	120,000	—	—	—	120,000
Repayments of long-term debt under the credit agreement	(388,128)	(6,500)	—	—	(394,628)
Proceeds from issuance of 8 1/4 % senior secured notes	325,000	—	—	—	325,000
Proceeds from issuance of variable rate notes
Repayment of swaption	(34,184)	—	—	—	(34,184)
Proceeds from unwinding derivative hedge agreements	2,632	—	—	—	2,632
Payments of debt issuance costs	(13,374)	—	—	—	(13,374)
Other	(885)	—	—	—	(885)

Net cash provided by (used in) financing activities	43,327	(26,535)	2,285	(14,385)	4,692

NET (DECREASE) INCREASE IN CASH	89,001	(226)	(16)	—	88,759
CASH AND CASH EQUIVALENTS, at beginning of year	52,262	1,492	34	—	53,788

CASH AND CASH EQUIVALENTS, at end of year	$141,263	$1,266	$18	$—	$142,547

Included on the following pages are the financial statements for RCC Minnesota, Inc., a wholly-owned subsidiary of Rural Cellular Corporation. Rural Cellular Corporation is required to provide these financial statements under Regulation S-X Rule 3-16, “Financial Statements of Affiliates Whose Securities Collateralize an Issue Registered or Being Registered.” The securities of RCC Minnesota, Inc. collateralize RCC’s Senior Secured Floating Rule Notes due 2010 and 8 1/4 % Senior Secured Notes due 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholder and Board of Directors
RCC Minnesota, Inc.
Alexandria, Minnesota
      We have audited the accompanying balance sheets of RCC Minnesota, Inc. (“RCCM”), a wholly owned subsidiary of Rural Cellular Corporation (“RCC”), as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of RCCM’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such financial statements present fairly, in all material respects, the financial position of RCCM at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
      The accompanying financial statements have been prepared from the separate records maintained by Rural Cellular Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations if RCCM had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made to and from RCCM, as discussed in Note 2 to the financial statements.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2006

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
BALANCE SHEETS

	As of December 31,

	2005	2004

	(In thousands, except
	shares and per
	share data)
ASSETS
INTERCOMPANY RECEIVABLE	$11,460	$—
LICENSES AND OTHER ASSETS:
Licenses, net	445,098	445,098
Deferred tax asset	5,266	9,905

Total assets	$461,824	$455,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of inter-company long-term debt	$49,000	$—
Inter-company taxes payable	20,940	20,940

Total current liabilities	69,940	20,940
LONG-TERM LIABILITIES:
Inter-company long-term debt	301,000	418,529

Total liabilities	370,940	439,469

SHAREHOLDERS’ EQUITY:
Common stock; $0.01 par value; 200,000 shares authorized; 1,000 issued and outstanding	—	—
Additional paid-in capital	68,530	1
Accumulated equity	22,354	15,533

Total shareholders’ equity	90,884	15,534

	$461,824	$455,003

The accompanying notes are an integral part of these financial statements.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
REVENUE:
License management revenue	$49,797	$99,058	$108,349

Total revenue	49,797	99,058	108,349

OPERATING EXPENSES:
Corporate management expense	2,939	3,775	3,714
Other operating	693	407	280
Impairment of assets	—	24,307	28,318

Total operating expenses	3,632	28,489	32,312

OPERATING INCOME	46,165	70,569	76,037

OTHER EXPENSE:
Inter-company interest	34,705	37,942	34,206

INCOME BEFORE INCOME TAX PROVISION	11,460	32,627	41,831

INCOME TAX PROVISION	4,639	13,051	16,732

NET INCOME	$6,821	$19,576	$25,099

The accompanying notes are an integral part of these financial statements.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2005, 2004, and 2003

			Total
	Additional	Accumulated	Shareholders’
	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)

	(In thousands)
BALANCE, December 31, 2002	$1	$(29,142)	$(29,141)

Net income	—	25,099	25,099

BALANCE, December 31, 2003	1	(4,043)	(4,042)

Net income	—	19,576	19,576

BALANCE, December 31, 2004	1	15,533	15,534

Net income	—	6,821	6,821
Parent company capital contribution	68,529	—	68,529

BALANCE, December 31, 2005	$68,530	$22,354	$90,884

The accompanying notes are an integral part of these financial statements.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
OPERATING ACTIVITIES:
Net income	$6,821	$19,576	$25,099
Adjustments to reconcile to net cash provided by operating activities:
Impairment of assets	—	24,307	28,318
Income taxes	4,639	13,051	16,732

Net cash provided by operating activities	11,460	56,934	70,149

INVESTING ACTIVITIES:
Assignment of licenses from wholly-owned subsidiaries of RCC	—	(98,804)	—
Acquisition of licenses	—	(14,526)	(7,200)
Disposition of licenses	—	34,175	—

Net cash used in investing activities	—	(79,155)	(7,200)

FINANCING ACTIVITIES:
Net change in inter-company (receivable)/long-term debt	(11,460)	22,221	(62,949)

Net cash provided by (used in) financing activities	(11,460)	22,221	(62,949)

NET CHANGE IN CASH	—	—	—

CASH AND CASH EQUIVALENTS, at beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, at end of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
NOTES TO FINANCIAL STATEMENTS
1)     Background and Basis of Presentation:
      RCC Licenses, Inc., a wholly-owned subsidiary of Rural Cellular Corporation (“RCC”), was incorporated in 1997. In July 1998, RCC Licenses, Inc. changed its name to RCC Minnesota, Inc. (“RCCM”). RCCM’s operations are subject to the applicable rules and regulations of the Federal Communications Commission (“FCC”). Since inception, this subsidiary has not engaged in any business activity other than acquiring and holding FCC licenses and conducting business activities incidental to holding and acquiring FCC licenses.
      The financial statements of RCCM are presented to comply with the requirement under Rule 3-16 of Regulation S-X of the Securities and Exchange Commission to provide financial statements of affiliates whose securities collateralize registered securities if certain significance tests are met.

History of RCC Minnesota, Inc.
      The following reflects the history of RCC Licenses, Inc. founded in 1997 and renamed RCC Minnesota, Inc. in 1998:

•	October 1997, RCC assigned its cellular licenses in its Midwest territory to RCC Licenses, Inc.

•	July 1998, RCC Licenses, Inc. changed its name to RCC Minnesota, Inc.

•	December 2000, RGI Group, Inc., Western Maine Cellular, Inc., RCC Holdings, Inc., and MRCC, Inc., wholly-owned subsidiaries of RCC, assigned certain licenses to RCCM. Management agreements between RCCM and RCC operating subsidiaries commenced on December 1, 2000.

•	January 2001, Star Cellular, a wholly-owned subsidiary of RCC, was acquired by RCC and assigned certain licenses to RCCM.

•	February 2001, RCCM entered into an agreement to sell its 10MHz PCS licenses in its Northwest territory.

•	October 2003, RCCM acquired 1900 MHz spectrum from AT&T Wireless Services, Inc. (“AWE”) and one of its affiliates.

•	March 2004, RCCM exchanged certain wireless properties with AWE. Under the agreement, RCCM sold to AWE its Oregon RSA 4 license. RCCM received from AWE licenses in Alabama and Mississippi. In addition, RCCM received from AWE unbuilt PCS licenses covering portions of RCC’s South, Midwest, and Northwest territories.

•	May 2004, RCC Holdings, a wholly-owned subsidiary of RCC, assigned licenses in its Alabama and Mississippi markets to RCCM.

•	November 2004, RCCM acquired additional 1900 MHz PCS licenses, which cover selected areas in its Midwest and Northwest territories.

Principles of Presentation
      The financial statements include all of the accounts of RCC Minnesota, Inc., a wholly-owned, license-only subsidiary of Rural Cellular Corporation.
      The financial information included herein may not necessarily be indicative of the financial position, results of operations or cash flows of RCCM in the future or what the financial position, results of operations or cash flows would have been if RCCM had been a separate, independent company during the periods presented.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Ultimate results could differ from those estimates.
2)     Summary of Significant Accounting Policies:

Revenue Recognition — License management revenue
      RCCM recognizes inter-company management revenue based upon agreements with RCC’s other operating subsidiaries, which have assigned all or a portion of their licenses to RCCM. This allocation is based on 85% of the respective subsidiary’s operating income (excluding impairment charges) relating to such assigned licenses.
      Effective January 1, 2005, RCCM entered into new agreements with RCC’s other operating subsidiaries to amend the method used by RCCM to charge license management fees. Pursuant to the new agreements, RCCM charges each of the other operating subsidiaries a fixed monthly amount for the use of the licenses based on a detailed transfer pricing analysis conducted by RCC.

Expense Recognition
      Corporate management expense. RCCM recognizes an inter-company corporate management charge in accordance with an agreement with RCC’s other operating subsidiaries reflecting a proportionate share of RCC’s operating expenses. The allocation to RCCM is based on relative revenues.
      Other operating expenses. RCCM recognizes other operating expenses, including costs directly related to legal and FCC license renewal fees.
      Interest expense. In the year ended December 31, 2005 and 2004, RCCM recognized inter-company interest expense using a rate equal to the weighted average rate of RCC’s total external debt, including preferred securities.

Income Tax Provision
      The income and expenses of RCCM are included in the consolidated federal income tax return of Rural Cellular Corporation and Subsidiaries. Any tax benefit or provision generated by RCCM from such Inclusion in Rural Cellular Corporation and Subsidiaries consolidated federal income tax return is accounted for in taxes payable and deferred tax accounts. For financial reporting purposes, the income tax provision or benefit of RCCM has been computed as if it had filed separate federal and state income tax returns.
      RCCM uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Licenses
      RCCM holds licenses either granted to it by the FCC, received through acquisition, or assigned to it from Rural Cellular Corporation’s other subsidiaries. The valuation of RCCM’s licenses reflects their original acquisition cost adjusted by subsequent impairment adjustments as determined by the application of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).
      The changes in carrying amount of licenses are as follows (in thousands):

	Years Ended December 31,

	2005	2004

Beginning of year	$445,098	$356,075
Acquisitions	—	14,526
Impairment of assets	—	(24,307)
License held for sale	—	—
Assigned from RCC wholly-owned subsidiary	—	98,804

End of year	$445,098	$445,098

      RCCM is a wholly-owned subsidiary of RCC and applies SFAS No. 142 in evaluating license impairment. Impairment tests for indefinite-lived intangible assets, consisting of FCC licenses, are required to be performed on an annual basis or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. In accordance with Emerging Issues Task Force (“EITF”) No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite-Lived Intangible Assets, impairment tests for FCC licenses are performed on an aggregate basis by unit of accounting. RCCM utilizes a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses, using start-up model assumptions and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels, and other inputs for making the business operational. These inputs are included in determining free cash flows of the unit of accounting, using assumptions of weighted average costs of capital and the long-term rate of growth for the unit of accounting. RCCM believes that its estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If any of the assumptions were to change, RCCM’s FCC licenses may become impaired. RCC as a consolidated entity also tests for impairment as required under SFAS No. 142. This is done at the lowest reporting level for which identifiable cash flows exist. Under this guidance RCC has identified four separate units of accounting in 2005; however, due to a reorganization going forward, the Company expects to have one unit of accounting. The testing required by SFAS No. 142 at the RCC level resulted in no license impairments in 2005 and 2003 and a $24.3 million impairment in 2004.
      In connection with the property exchange with AWE, RCCM recorded a $28.3 million non-cash impairment charge on assets held for sale in the third quarter of 2003.

Inter-company receivable:
      RCC funds RCCM through an inter-company account. The receivable balance as of December 31, 2005 was $11.5 million. The balance adjusts as RCCM earns revenue and recognizes expense or as licenses are acquired or sold. This account is settled with the parent company on a periodic basis.

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Inter-company long term debt:
      RCCM has a $350 million long-term inter-company note with the parent company which matures on March 15, 2011. As of December 31, 2005, the current portion of the note is $49.0 million and the long-term portion is $301.0 million. The note bears an interest rate which is equal to the weighted average cost of indebtedness of the parent company and is adjusted annually. At December 31, 2005, the weighted average cost of indebtedness was 9.78%. The note requires annual payments of $24.6 million.
      During 2005, the parent company made a capital contribution of $68.5 million to RCCM, which was used by RCCM to reduce inter-company debt. The parent company anticipates it will continue to fund the operations of RCCM as needed.
3)     Income Taxes:
      RCCM’s reconciliation of income tax computed at the U.S. federal statutory rate to income tax benefit recorded in the consolidated financial statements was as follows:

	Year Ended December 31,

	2005	2004	2003

Tax at statutory rate	35.0%	35.0%	35.0%
State taxes	5.0	5.0	5.0

	40.0%	40.0%	40.0%

      The components of the Company’s income tax provision consist of the following:

	Year Ended December 31,

	2005	2004	2003

	(In thousands)
Current
Federal	$—	$1,919	$13,703
State	—	281	1,958

	—	2,200	15,661
Deferred
Federal	4,059	9,495	986
State	580	1,356	85

	4,639	10,851	1,071

Total	$4,639	$13,051	$16,732

RCC MINNESOTA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RURAL CELLULAR CORPORATION)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The income tax effect of the items that create deferred income tax assets is as follows:

	As of December 31,

	2005	2004

Deferred income tax assets:
Operating loss carryforwards	$14,304	$—
Temporary differences:
Intangible assets	—	9,905

Total deferred income tax assets	14,304	—

Deferred income tax liabilities:
Intangible assets	(9,038)	—

Net deferred income tax asset	$5,266	$9,905

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

      Until                     , 2006 (25 calendar days after the date of this prospectus), all dealers that effect transactions in the new notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
$175,000,000
Rural Cellular Corporation
Senior Subordinated Floating Rate Notes due 2012
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Unless prohibited in a corporation’s articles or bylaws, Section 302A.521 of the Minnesota Business Corporation Act requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his or her official capacity. The general effect of Minnesota Statutes §302A.521 is to require the Registrant to reimburse (or pay on behalf of) its directors and officers any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith.
      The Bylaws of the Registrant provide for such indemnification to the maximum extent permitted by Minnesota law.
      RCC has purchased insurance covering the liability of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
No.		Document

3	.1(a)	Articles of Incorporation	[1]
3	.1(b)	Amendments to Articles of Incorporation effective March 24, 2000	[1]
3	.2(a)	Amended and Restated Bylaws	[1]
3	.2(b)	Amendment to Amended and Restated Bylaws effective March 22, 2000	[1]
4	.1(a)	Indenture dated March 25, 2004, between Rural Cellular Corporation and U.S. Bank National Association, as trustee, with respect to the senior secured notes, including the forms of Senior Secured Notes	[2]
4	.1(b)	Collateral Agreement dated as of March 25, 2004, made by Rural Cellular Corporation and each of its subsidiaries that are signatories in favor of U.S. Bank National Association, as Collateral Trustee	[2]
4.2		Indenture dated August 1, 2003 between Rural Cellular Corporation, as Issuer, and U.S. Bank National Association, as Trustee, with respect to the 9 7/8% Senior Notes Due 2010, including the form of 9 7/8 % Senior Notes Due 2010	[3]
4.3		Indenture dated January 16, 2002 between Rural Cellular Corporation, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, with respect to the 9 3/4% Senior Subordinated Notes Due 2010, including form of 9 3/4 % Senior Subordinated Notes Due 2010	[4]
4	.4(a)	Indenture dated November 1, 2005 between Rural Cellular Corporation, as Issuer, and Wells Fargo Bank, National Association, as Trustee, with respect to the Senior Subordinated Floating Rate Notes Due 2012, including form of Senior Subordinated Floating Rate Notes Due 2012	[5]
4	.4(b)	Registration Rights Agreement dated as of November 7, 2005 by and among Rural Cellular Corporation as Issuer and Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated as the Initial Purchasers	*
4.5		Certificate of Designation of 11 3/8 % Senior Exchangeable Preferred Stock	[6]
4.6		Certificate of Designation of 12 1/4 % Junior Exchangeable Preferred Stock	[1]
4	.7(a)	Class A Share Rights Agreement dated April 30, 1999	[7]
4	.7(b)	Amendment to the Class A Share Rights Agreement dated March 31, 2000	[8]

Exhibit
No.		Document

4	.8(a)	Registration Rights Agreement dated March 31, 2000 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[9]
4	.8(b)	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class T Convertible Preferred Stock of Rural Cellular Corporation	[9]
4	.9(a)	Preferred Stock Purchase Agreement dated April 3, 2000 among Rural Cellular Corporation, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, Boston Ventures Limited Partnership V and Toronto Dominion Investment, Inc. (collectively “Class M Investors”)	[9]
4	.9(b)	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class M Redeemable Voting Convertible Preferred Stock of Rural Cellular Corporation	[9]
4	.9(c)	Registration Rights Agreement dated April 3, 2000 among Rural Cellular Corporation and Class M Investors	[9]
5.1		Opinion of Moss & Barnett, A Professional Association	*
10	.1(a)	Credit Agreement dated as of March 25, 2004 among Rural Cellular Corporation, Lehman Commercial Paper, Inc., as Administrative Agent, and Bank of America, N.A., as Documentation Agent.	[2]
10	.1(b)	Guarantee and Collateral Agreement dated as of March 25, 2004 among Rural Cellular Corporation, Lehman Commercial Paper Inc., as Administrative Agent, and Bank of America, N.A., as Documentation Agent.	[2]
10	.1(c)	Intercreditor Agreement, dated as of March 25, 2004, among Lehman Commercial Paper Inc., as Senior Agent and Account Agent, U.S. Bank National Association, as Indenture Trustee and Collateral Trustee, Rural Cellular Corporation, a Minnesota corporation, and the Guarantors.	[2]
10.2		1995 Stock Compensation Plan, as amended to date	[10]
10	.2(a)	Form of Restricted Stock Award Agreement pursuant to 1995 Stock Compensation Plan
10.3		Stock Option Plan for Nonemployee Directors, as amended to date	[11]
10	.4(a)	Employment Agreement with Richard P. Ekstrand effective January 22, 1999	[12]
10	.4(b)	Amendment to Employment Agreement with Richard P. Ekstrand effective January 1, 2001	[13]
10	.4(c)	Second Amendment to Employment Agreement with Richard P. Ekstrand effective July 24, 2001	[14]
10	.4(d)	Third Amendment to Employment Agreement with Richard P. Ekstrand effective August 23, 2001	[14]
10	.4(e)	Fourth Amendment to Employment with Richard P. Ekstrand effective February 27, 2003	[15]
10	.4(f)	Fifth Amendment to Employment with Richard P. Ekstrand effective February 17, 2005	[16]
10	.5(a)	Employment Agreement with Wesley E. Schultz effective January 22, 1999	[12]
10	.5(b)	Amendment to Employment Agreement with Wesley E. Schultz effective January 1, 2001	[13]
10	.5(c)	Second Amendment to Employment Agreement with Wesley E. Schultz effective July 24, 2001	[14]
10	.5(d)	Third Amendment to Employment Agreement with Wesley E. Schultz effective August 23, 2001	[14]

Exhibit
No.		Document

10	.5(e)	Fourth Amendment to Employment Agreement with Wesley E. Schultz effective February 17, 2005	[16]
10	.6(a)	Employment Agreement with Ann K. Newhall effective February 6, 1999	[17]
10	.6(b)	Amendment to Employment Agreement with Ann K. Newhall effective January 1, 2001	[13]
10	.6(c)	Second Amendment to Employment Agreement with Ann K. Newhall effective July 24, 2001	[14]
10	.6(d)	Third Amendment to Employment Agreement with Ann K. Newhall effective August 23, 2001	[14]
10	.6(e)	Fourth Amendment to Employment Agreement with Ann K. Newhall effective February 17, 2005	[16]
10	.7(a)	Change of Control Agreement with David Del Zoppo effective January 2, 2001	[13]
10	.7(b)	Amendment to Change of Control Agreement with David Del Zoppo effective July 24, 2001	[14]
10	.8(a)	Key Employee Deferred Compensation Plan	[18]
10	.8(b)	Amendment to Key Employee Deferred Compensation Plan	[19]
10	.8(c)	Second Amendment to Key Employee Deferred Compensation Plan	[5]
10.9		Key Employee Deferred Compensation Plan II	[5]
10.10		Management Incentive Plan	[20]
**10	.11(a)	Master Purchase Agreement dated March 14, 2002 by and between Rural Cellular Corporation and Ericsson Inc.	[21]
**10	.11(b)	Addendum dated August 4, 2003 to Master Purchase Agreement	[21]
**10	.12(a)	Intercarrier Multi-Standard Roaming and Colocation Agreement by and between Cingular Wireless LLC and Rural Cellular Corporation effective June 6, 2003 (“Roaming Agreement”)	[15]
**10	.12(b)	Amendment No. 1 to Roaming Agreement	[15]
**10	.13	Billing Services and License Agreement between VeriSign, Inc. and Rural Cellular Corporation	[22]
12		Statements re Computation of Ratio of Earnings to Fixed Charges	*
21		Subsidiaries of Registrant	[5]
23.1		Consent of Deloitte & Touche LLP	*
23.2		Consent of Deloitte & Touche, LLP	*
23.3		Consent of Moss & Barnett, A Professional Association (included in Exhibit 5.2)	*
24		Power of Attorney from Messrs. Ekstrand, Schultz, Del Zoppo, Bolland, Continenza, Finnegan, Leduc, Revering, Swenson, and Wikstrom and Ms. Newhall (included on signature page)	*
25		Statement of Eligibility of Trustee	*
99.1		Form of Letter of Transmittal for Senior Subordinated Notes	*
99.2		Form of Notice of Guaranteed Delivery for Senior Subordinated Notes	*
99.3		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees for Senior Subordinated Notes	*
99.4		Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees for Senior Subordinated Notes	*
99.5		Form of Instruction from Owner of Senior Subordinated Notes	*

[1]	Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

[2]	Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

[3]	Filed with Report on Form 10-Q for quarter ended June 30, 2003, and incorporated herein by reference.

[4]	Filed as an Exhibit to Report on Form 10-K for year ended December 31, 2001, and incorporated herein by reference.

[5]	Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

[6]	Filed as an exhibit to Registration Statement on Form S-4 (SEC No. 333-57677), filed June 25, 1998, and incorporated herein by reference.

[7]	Filed as an exhibit to Registration Statement on Form 8-A filed May 19, 1999 and incorporated herein by reference.

[8]	Filed as an exhibit to Registration Statement on Form 8-A/ A-1 filed April 18, 2000 and incorporated herein by reference.

[9]	Filed as an exhibit to Report on Form 8-K dated April 1, 2000 and incorporated herein by reference.

[10]	Filed with definitive Proxy Statement for 2000 Annual Meeting on April 7, 2000 and incorporated herein by reference.

[11]	Filed with definitive Proxy Statement for 2002 Annual Meeting on April 8, 2002 and incorporated herein by reference.

[12]	Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

[13]	Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

[14]	Filed as an exhibit to Report on Form 10-Q/ A for the quarter ended September 30, 2001, and incorporated herein by reference.

[15]	Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

[16]	Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference.

[17]	Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

[18]	Filed as an exhibit to Report on Form 10-Q/ A for the quarter ended June 30, 2001, and incorporated herein by reference.

[19]	Filed as an exhibit to Report on Form 10-K for year ended December 31, 2002, and incorporated herein by reference

[20]	Filed with definitive Proxy Statement for 2001 Annual Meeting on April 9, 2001, and incorporated herein by reference.

[21]	Filed as an exhibit to Report on Form 10-K/ A for the year ended December 31, 2003, and incorporated herein by reference.

[22]	Filed as an exhibit to Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.

*	Filed herewith.

**	Portions of this exhibit have been omitted and filed separately with the Secretary of the Securities and Exchange Commission pursuant to Registrant’s request for confidential treatment of such information under Rule 24b-2 of the Securities Exchange Act of 1934.

(b)	Financial Statement Schedule
Schedule II — Valuation and Qualifying Accounts
Item 22.     Undertakings
      The following undertakings are made by the undersigned registrant:

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, State of Minnesota, on the 27th day of March, 2006.

Rural Cellular Corporation

By:	/s/ Richard P. Ekstrand

Richard P. Ekstrand
President and C.E.O.
POWER OF ATTORNEY
      KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard P. Ekstrand, Wesley E. Schultz, Ann K. Newhall, or David J. Del Zoppo, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 27th day of March, 2006 by the following persons in the capacities indicated:

Signature	Title

/s/ Richard P. Ekstrand Richard P. Ekstrand	President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ Wesley E. Schultz Wesley E. Schultz	Executive Vice President, Chief Financial Officer (Principal Financial Officer) and Director

/s/ David J. Del Zoppo David J. Del Zoppo	Vice President — Finance and Accounting (Principal Accounting Officer)

/s/ Anthony J. Bolland Anthony J. Bolland	Director

/s/ James V. Continenza James V. Continenza	Director

/s/ Paul J. Finnegan Paul J. Finnegan	Director

Signature	Title

/s/ Jacques Leduc Jacques Leduc	Director

/s/ Ann K. Newhall Ann K. Newhall	Director

/s/ George M. Revering George M. Revering	Director

/s/ Don C. Swenson Don C. Swenson	Director

/s/ George W. Wikstrom George W. Wikstrom	Director

RURAL CELLULAR CORPORATION AND SUBSIDIARIES
Schedule II — Valuation and Qualifying Accounts
     Allowance for Doubtful Accounts:

	Years Ended December 31,

	2005	2004	2003

	(In thousands)
Balance, at beginning of year	$2,456	$3,333	$3,096
Additions charged to income	20,112	12,584	12,784
Write-offs	(19,001)	(13,461)	(12,547)

Balance, at end of year	$3,567	$2,456	$3,333